Exhibit 99.1

2012 annual and special meeting

TELUS

March 22, 2012

WHAT’S INSIDE

Notice of annual and special meeting	1
Board approval	1
Frequently asked questions	2
Business of the meeting
1. Report of management and consolidated financial report	8
2. Election of directors	8
3. Appointment of auditors	9
4. Approval of executive compensation approach — say on pay	9
5. Approval of the Plan of Arrangement	10
Forward-looking statements	14
Information for U.S. Shareholders	15
Other information	15
About our Board of Directors	16
Corporate governance in 2011	30
Committee reports
Corporate Governance Committee	32
Pension Committee	34
Audit Committee	36
Human Resources and Compensation Committee	39
Executive compensation at TELUS	43
Report to shareholders	44
Compensation discussion and analysis	47
Executive compensation summary	68
TELUS’ equity compensation plans	81
The Arrangement	91
Additional information	111
Consent of Scotia Capital Inc.	111
Glossary of terms	112
Appendix A: Statement of TELUS’ corporate governance practices	116
Appendix B: Terms of reference for the Board of Directors	123
Appendix C: Arrangement Resolution	125
Appendix D: Interim Order	126
Appendix E: Notice of petition	129
Appendix F: Plan of Arrangement	130
Appendix G: Division 2 of Part 8 of the Business Corporations Act (British Columbia)	141
Appendix H: Fairness Opinion	146
Appendix I: Summary of the Amended and Restated Rights Plan	151

All financial information is reported in Canadian dollars unless otherwise specified.

WHO WE ARE

TELUS is a leading national telecommunications company in Canada, with $10.4 billion of annual revenue and 12.7 million customer connections including 7.3 million wireless subscribers, 3.6 million wireline network access lines, 1.3 million Internet subscribers and more than 500,000 TELUS TV® customers.  TELUS provides a wide range of telecommunications products and services including wireless, data, Internet protocol (IP), voice, television, entertainment and video.  In support of our community investment philosophy — we give where we liveTM — TELUS, our team members and retirees

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have contributed more than $260 million to charitable and not-for-profit organizations and volunteered 4.2 million hours to local communities since 2000.

OUR VALUES

•                  We embrace change and initiate opportunity

•                  We have a passion for growth

•                  We believe in spirited teamwork

•                  We have the courage to innovate

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NOTICE OF ANNUAL AND SPECIAL MEETING

Notice is hereby given that the annual and special meeting of TELUS Corporation (the Company or TELUS) will be held on Wednesday, May 9, 2012 at 10:00 a.m. (MDT) at the Winspear Centre, 4 Sir Winston Churchill Square, Edmonton, Alberta, for the following purposes and to transact any other business that may properly come before the meeting and any postponement or adjournment thereof:

For holders of Common Shares to:

1.               receive the Company’s 2011 audited consolidated financial statements together with the report of the auditors on those statements

2.               elect directors of the Company for the ensuing year

3.               appoint Deloitte & Touche LLP as auditors for the ensuing year and authorize the directors to fix their remuneration

4.               consider an advisory resolution on the Company’s approach to executive compensation

For holders of Common Shares and Non-Voting Shares, each voting separately as a class, to:

5.               consider, pursuant to an order of the Supreme Court of British Columbia dated March 20, 2012, and, if deemed advisable, pass, with or without variation, a special resolution, the full text of which is set forth in Appendix C to the accompanying information circular, approving a plan of arrangement pursuant to Division 5 of Part 9 of the Business Corporations Act (British Columbia) involving TELUS, its shareholders and the other persons named therein as set out therein.

Dated at Vancouver, British Columbia on the 22nd day of March, 2012.

By order of the Board of Directors

“Monique Mercier”
Monique Mercier
Senior Vice-President,
Chief Legal Officer and Corporate Secretary

Shareholders who cannot attend this Meeting may vote by proxy. Simply sign and return your proxy by mail or fax or submit a telephone or Internet proxy by following the instructions starting on page 2 in this Circular or the instructions on the paper proxy or voting instruction form.

To be valid, proxies must be received by TELUS’ Corporate Secretary, c/o Computershare Trust Company of Canada at 9th floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, by 5:00 p.m. (EDT) on May 7, 2012 or, if the Meeting is adjourned or postponed, by 5:00 p.m. (EDT) on the second-last Business Day before the reconvened Meeting date.

If you have any questions or need assistance regarding the completion and delivery of your proxy, please contact our proxy solicitation agent, The Laurel Hill Advisory Group Company, by e-mail at assistance@laurelhill.com or by telephone at 1-877-452-7184 (toll-free within Canada or the United States) or 1-416-304-0211 (for collect calls outside Canada and the United States).

BOARD APPROVAL

The Board of Directors has approved in substance the content of this Circular and the sending of this Circular to the holders of Common Shares and Non-Voting Shares.

DATED March 22, 2012.

“Monique Mercier”
Monique Mercier
Senior Vice-President,
Chief Legal Officer and Corporate Secretary

FREQUENTLY ASKED QUESTIONS

Meeting procedures

Who can go to the Meeting?

Anyone who owns Common Shares or Non-Voting Shares of TELUS as of April 3, 2012, which is the Record Date for the Meeting, can attend and be heard at the Meeting.

Who can vote at the Meeting and what are we voting on?

If you own Common Shares as of the close of business on the Record Date, you can cast one vote for each Common Share you own on that date on the following:

•                  the election of directors

•                  the appointment of auditors

•                  the approval of the Company’s approach to executive compensation

•                  the approval of a special resolution to eliminate TELUS’ dual class share structure, to be effected by way of a court-approved plan of arrangement (the Arrangement Resolution).

If you own Non-Voting Shares as of the close of business on the Record Date, you can cast one vote for each Non-Voting Share you own on that date on the Arrangement Resolution only.

What is the procedure for votes required in respect of the Arrangement Resolution?

Subject to any further order of the Supreme Court of British Columbia (the Court), the Interim Order provides that approval of the Arrangement Resolution will require the affirmative vote of at least two-thirds of the votes cast by the holders of Common Shares and at least two-thirds of the votes cast by the holders of Non-Voting Shares, each voting separately as a class, present in person or represented by proxy and entitled to vote at the Meeting. If the Arrangement Resolution is approved at the Meeting, we intend to seek the Final Order from the Court and implement the Arrangement on the Effective Date pursuant to the terms of the Final Order. Notwithstanding the approval by Shareholders of the Arrangement Resolution, the Company reserves the right in accordance with Section 298 of the BCBCA and the Arrangement Resolution not to proceed with the Arrangement.

How many Shareholders do you need to reach a quorum?

We need to have at least two people present at the Meeting who hold, or represent by proxy, in the aggregate at least 20 per cent of the issued and outstanding Shares entitled to be voted at the Meeting. On March 16, 2012, the Company had 174,915,546 Common Shares and 150,399,596 Non-Voting Shares outstanding.

Does any Shareholder beneficially own 10 per cent or more of the outstanding Common Shares or Non-Voting Shares?

No. To the knowledge of the directors and senior officers of TELUS, as of March 16, 2012, no one beneficially owns, directly or indirectly, or exercises control or direction over, 10 per cent or more of the outstanding Common Shares or Non-Voting Shares.

Voting procedures

Am I a registered or non-registered Shareholder?

You are a registered Shareholder if you have a share certificate issued in your name.

You are a non-registered Shareholder if:

1.               your Shares are registered in the name of an Intermediary (for example, a bank, trust company, trustee, investment dealer, clearing agency or other institution); or

2.               you hold your Shares through the Employee Share Purchase Plan (the Employee Shares), for which Computershare is the trustee.

How can I vote if I am a registered Shareholder?

As a registered Shareholder, you can vote in any of the following ways:

•                  by attending the Meeting and voting in person

•                  by appointing someone else as proxy to attend the Meeting and vote your Shares for you

•                  by completing your proxy form and returning it by fax, mail or delivery, following the instructions on your proxy

•                  by phoning the toll-free telephone number shown on your proxy form. To vote by phone, simply refer to your control number (shown on your proxy form) and follow the instructions. Note that you cannot appoint anyone other than Brian Canfield and Darren Entwistle as your proxy if you vote by phone (see page 3)

•                  by Internet by visiting the website shown on your proxy form. Refer to your control number (shown on your proxy form) and follow the online voting instructions.

How can I vote if I am a non-registered Shareholder?

If you are a non-registered Shareholder and you receive your materials through an investment dealer or other Intermediary, complete and return the forms entitling you to vote by following the instructions in those forms.

How can I vote if I hold Employee Shares?

If you hold Employee Shares through the Employee Share Purchase Plan, you can direct Computershare, in its capacity as trustee of your Employee Shares, to vote your Employee Shares as you instruct.  You can give instructions to Computershare:

•                 by completing your voting instruction form and returning it by fax, mail or delivery, following the instructions on the form

•                  by phoning the toll-free telephone number shown on your voting instruction form. To vote by phone, simply refer to your control number (shown on your form) and follow the instructions. Note that you cannot appoint anyone other than Brian Canfield and Darren Entwistle as your proxy if you vote by phone

•                  by Internet by visiting the website shown on your voting instruction form. Refer to your control number (shown on your form) and follow the online voting instructions.

Your Employee Shares will be voted for, voted against or withheld from voting only in accordance with your instructions. If your voting instruction form is not received by Computershare in its capacity as trustee according to the above procedures, your Employee Shares will not be voted by Computershare.

What if I hold other Shares in addition to my Employee Shares?

If you hold Shares other than Employee Shares, you must complete and return another proxy form to vote those Shares.  Please review the preceding questions and answers on how to vote those Shares.

How do I appoint someone else to go to the Meeting and vote my Shares for me?

Two directors of the Company, Brian Canfield and Darren Entwistle, have been named in the proxy to represent Shareholders at the Meeting.  You can appoint someone else to represent you at the Meeting.  Just complete a paper proxy or Internet proxy by inserting the person’s name in the appropriate space on the proxy form, or complete another acceptable paper proxy.  The person you appoint does not need to be a Shareholder but must attend the Meeting to vote your Shares.

Is there a deadline for my proxy to be received?

Yes. Whether you vote by mail, fax, telephone or Internet, your proxy must be received by TELUS’ Corporate Secretary, c/o Computershare (9th floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1), no later than 5:00 p.m. (EDT) on May 7, 2012.  If the Meeting is adjourned or postponed, your proxy must be received by 5:00 p.m. (EDT) on the second-last Business Day before the reconvened Meeting date.

How will my Shares be voted if I return a proxy?

By completing and returning a proxy, you are authorizing the person named in the proxy to attend the Meeting and vote your Shares on each item of business that you are entitled to vote on, according to your instructions.  If you have appointed Brian Canfield and Darren Entwistle as your proxy and you do not provide them with instructions, they will vote your Common Shares in favour of:

•                  electing as a director each person nominated by the Company

•                  appointing Deloitte as auditors and authorizing the directors to fix their remuneration

•                  accepting the Company’s approach to executive compensation

•                  the Arrangement Resolution.

They will also vote your Non-Voting Shares in favour of:

•                  the Arrangement Resolution.

What happens if there are amendments or variations or other matters brought before the Meeting?

Your voting instructions provided by proxy give discretionary authority to the person you appoint as proxyholder to vote as he or she sees fit on any amendment or variation to any of the matters identified in the Notice of Meeting and any other matters that may properly be brought before the Meeting, to the extent permitted by law. As of March 16, 2012, no director or senior officer of the Company is aware of any variation, amendment or other matter to be presented for a vote at the Meeting.

What if I change my mind?

If you are a registered Shareholder and have voted by proxy, you may revoke your proxy by delivering to TELUS’ Corporate Secretary a duly executed proxy by paper, fax, telephone or Internet with a later date or by delivering a form of revocation of proxy. Any new proxy must be delivered by mail, fax, telephone or Internet to TELUS’ Corporate Secretary, c/o Computershare (at the address indicated on page 3), any time up to 5:00 p.m. (EDT) on May 7, 2012 or, if the Meeting is adjourned or postponed, by 5:00 p.m. (EDT) on the second-last Business Day before the date of the reconvened Meeting.  Any revocation of proxy must be delivered to the registered office of the Company, to the attention of TELUS’ Corporate Secretary, 21 - 3777 Kingsway, Burnaby, British Columbia, V5H 3Z7, any time up to 5:00 p.m. (PDT) on May 8, 2012 or, if the Meeting is adjourned or postponed, by 5:00 p.m. (PDT) on the Business Day before the date of the reconvened Meeting.

You may also revoke your proxy and vote in person at the Meeting, or any adjournment thereof, by delivering a form of revocation of proxy to the Chair of the Meeting at the Meeting before the vote for which the proxy is to be used is taken. You may also revoke your proxy in any other manner permitted by law.

If you are a non-registered Shareholder, you may revoke your proxy or voting instructions by contacting the individual who serves your account.

If you hold Employee Shares and you have voted by submitting your voting instruction form, you may revoke it by delivering another voting instruction form (by paper, fax, telephone or Internet) with a later date or a form of revocation of voting instruction form, any time up to 5:00 p.m. (EDT) on May 7, 2012 or, if the Meeting is adjourned or postponed, by 5:00 p.m. (EDT) on the second-last Business Day before the date of the reconvened Meeting.

Is my vote by proxy confidential?

Yes. All proxies are received, counted and tabulated by our transfer agent, Computershare, in a way that preserves the confidentiality of individual Shareholders’ votes, except:

•                  as necessary to meet applicable law

•                  in the event of a proxy contest

•                  in the event a Shareholder has made a written comment on the proxy.

Who is soliciting my proxy?

Your proxy is being solicited on behalf of TELUS management and the Company will pay for the cost of solicitation.  TELUS management will solicit proxies either by mail to your latest address shown on the register of shareholders or by electronic mail to the email address you provided.  Additionally, employees or agents may solicit proxies by telephone or other ways at a nominal cost to the Company.

Laurel Hill has been retained by TELUS as a proxy solicitation agent in connection with the solicitation of proxies for the Meeting. For these services, Laurel Hill will be paid by TELUS a fixed fee of $35,000 plus out-of-pocket expenses and a per-call fee of $5 for each telephone call made by Shareholders to Laurel Hill or by Laurel Hill to Shareholders in connection with the solicitation. In addition, officers and employees of TELUS may solicit proxies without compensation, and Computershare, TELUS’ registrar and transfer agent, is responsible for the tabulation of proxies.

TELUS also intends to retain a dealer manager to form a soliciting dealer group to solicit proxies from Shareholders for the Meeting. TELUS expects to pay customary fees for such services.

What if I have more questions?

Please contact Computershare if you have additional questions regarding the Meeting:

•	phone:	1-800-558-0046 (toll-free within North America)
1 (514)-982-7129 (outside North America)

•	email:	telus@computershare.com

•	mail:	Computershare Trust Company of Canada
9th floor, 100 University Avenue
Toronto, Ontario M5J 2Y1

If you have additional questions about information contained in this Circular, including the procedures for voting, or if you require assistance completing your proxy form, contact our proxy solicitation agent, Laurel Hill:

•	phone:	1-877-452-7184 (toll-free within North America)
1 (416) 304-0211 (outside North America)

•	email:	assistance@laurelhill.com

Arrangement-related procedures and direct registration system

If the Arrangement is approved at the Meeting, when do my Non-Voting Shares become Common Shares?

The Arrangement will still be subject to Court approval and we expect that the Court hearing in that regard will be held on or about May 14, 2012. If Court approval is forthcoming, we expect your Non-Voting Shares will convert to Common Shares on or about May 16, 2012.

Do I need to exchange my Non-Voting Share certificate for a Common Share certificate?

No, if you have a physical Non-Voting Share certificate, you do not need to return it to us to receive a Common Share certificate.  As soon as practicable, following the Effective Time of the Arrangement, you will be sent a document known as a Direct Registration System (DRS) Advice form (a DRS Advice) which represents the total number of Common Shares that you will be entitled to upon the conversion of the Non-Voting Shares you hold of record at the close on the DRS Record Date. After the close on the DRS Record Date, all Non-Voting Share certificates will be cancelled and will no longer be of any value (unless you are a Dissenting Shareholder, in which case your certificate will represent only your right to be paid a fair value for your Dissenting Shares). After the DRS Record Date, your DRS Advice will represent the Common Shares which you are entitled to pursuant to the Arrangement and no share certificates will be issued, unless you specifically request a share certificate from Computershare. If you wish to receive a share certificate in exchange for the DRS Advice that you will receive, follow the instructions provided on the DRS Advice.  For detailed information regarding the conversion procedure, see Procedure for distribution of Common Shares to Non-Voting Shareholders on page 99.

What happens if the Arrangement is not approved by one or both classes of Shares?

If the Arrangement is not approved by one or both classes of Shares, then TELUS will continue to have Common Shares and Non-Voting Shares and the Non-Voting Shares will continue to have the same rights that they do today.

How will the transaction affect TELUS’ Dividend Reinvestment and Share Purchase Plan (the DRISP)?

At the Effective Time, the DRISP will be amended and restated to provide that (i) dividends paid in cash after the Effective Time will be reinvested into Common Shares rather than Non-Voting Shares, (ii) optional cash payments after the Effective Time will be applied to the purchase of Common Shares and (iii) the purchase price of Common Shares issued from treasury for the DRISP will be based on a five-day weighted average trading price rather than a 20-day weighted average trading price. If you are already enrolled in or eligible under the DRISP, you do not need to do anything and will be automatically enrolled in the DRISP with respect to the Common Shares that you will receive as a result of the conversion of your Non-Voting Shares pursuant to the Arrangement. You will receive neither a certificate nor a DRS Advice for the Common Shares issued upon the conversion of Non-Voting Shares held by Computershare Investor Services Inc., as plan agent, in your account. The Common Shares issued to your account pursuant to the Arrangement will be reflected in the first quarterly statement sent by Computershare Investor Services Inc. following the DRS Record Date in accordance with the DRISP, as amended and restated pursuant to the Arrangement. For detailed information regarding the DRISP, see Treatment of Dividend Reinvestment and Share Purchase Plan on page 100.

What is Direct Registration?

The DRS is a system that will allow you to hold your Common Shares in “book-entry” form without having a physical share certificate issued as evidence of ownership. Instead, your Common Shares will be held in your name and registered electronically in the Company’s records, which will be maintained by our transfer agent, Computershare.  If you currently have Common Shares and are in possession of a share certificate and wish to exchange it for a DRS Advice, please contact Computershare for further information concerning the steps that must be taken to effect that exchange.

What are the benefits of participating in DRS?

•                  It eliminates the need for shareholders to safeguard and store certificates.

•                  It avoids the significant cost of a surety bond for the replacement of, and the effort involved in replacing physical certificate(s) that might be lost, stolen or destroyed.

•                  It permits/enables more timely electronic share transactions.

Without certificates, how will I know how many Common Shares I own?

The first time your Common Shares are recorded under DRS (at the close on the DRS Record Date following completion of the Arrangement) you will receive an initial DRS Advice acknowledging the number of Common Shares you hold in your DRS account. Each time you have any movement of shares into or out of your DRS account, you will be mailed an updated DRS Advice.  You may request an additional statement at any time by contacting Computershare or by accessing your account online at www.computershare.com/investorcentrecanada.

Is there a fee to participate in DRS?

No, there is no fee to participate.

What happens to any dividends that I may be entitled to in respect of my Common Shares?

Your dividends will not be affected by DRS. You will continue to have the same choices as to how to receive your dividends, whether your account is set up for dividends to be reinvested, paid to you by cheque or deposited directly into a bank account.

Can I transfer my Common Shares from my DRS account to my brokerage account?

Yes. In Canada, you should have your broker request that your Common Shares in your DRS account be sent to them through the Canadian Depository for Securities’ CDSX System. You need to supply your broker with a copy of your latest DRS Advice and the following information:

•                  your Computershare account number (on your DRS Advice)

•                  your Social Insurance Number (for tax reporting purposes)

•                  the number of whole Common Shares you wish to move from your Computershare DRS account to your brokerage account.

In the United States, you should have your broker request that your Common Shares in your DRS account be sent to them through the Depository Trust Company’s Direct Registration Profile System. You need to supply your broker with a copy of your latest DRS Advice and the following information:

•                  your Computershare account number (on your DRS Advice)

•                  your Social Security Number or Taxpayer Identification Number

•                  Computershare’s DTC number: 7807

•                  the number of whole Common Shares you wish to move from your Computershare DRS account to your brokerage account.

Your broker will then electronically initiate the transfer of your Common Shares in your DRS account based on your instructions.

How can I sell my Common Shares held in my DRS account?

To sell your Common Shares in your DRS account, you can:

•                  instruct your broker to sell all or part of your Common Shares in your DRS account, but first your Common Shares must be delivered/transferred to your broker. Please read the instructions immediately above which describe the information your broker requires to move your Common Shares in your DRS account electronically to their control within their respective depository; or

•                  request a physical share certificate from Computershare and deliver it to your broker to sell.

Can I transfer my Common Shares held in my DRS account to a new owner?

Yes. To transfer ownership of your Common Shares held in your DRS account you must submit written instructions along with your current DRS Advice, a completed stock power of attorney and the appropriate Medallion Signature Guarantee to Computershare’s address shown on the DRS Advice.

A new DRS Advice showing the transfer of the Common Shares and the remaining DRS balance (even if the amount is zero) will be sent to you and a new DRS Advice will also be sent to the holder to whom the Common Shares have been transferred as per your instructions.

Can I request a share certificate for my Common Shares?

Yes. At any time you may request a share certificate for all or a portion of the Common Shares held in your DRS account. Simply contact Computershare with your request. A share certificate for the number of Common Shares requested will be sent to you by first class mail upon receipt of your instructions, at no cost to you.

What if I have more questions about DRS?

For more information about DRS, please contact Computershare at 1-800-558-0046 (toll-free within Canada and the United States) or 514-982-7129 (outside of Canada and the United States) or visit Computershare online at www.computershare.com/service.

Ownership and voting restrictions

What are the restrictions on the ownership of Common Shares by non-Canadians?

As a communications provider of wireline, wireless and digital television services, the Company and certain of its subsidiaries must comply with the restrictions on ownership of voting shares by non-Canadians prescribed by Canadian laws, namely the Telecommunications Act, the Broadcasting Act and the Radiocommunication Act. Specifically, to maintain the eligibility of certain of its subsidiaries that are Canadian common carriers under these laws, the level of non-Canadian ownership of the Company’s Common Shares cannot exceed 33 1/3 per cent and the Company must not otherwise be controlled by non-Canadians. The Telecommunications Act gives the Company, which is a carrier-holding corporation of Canadian common carriers, certain powers to monitor and control the level of non-Canadian ownership of voting shares. The powers and constraints of the Telecommunications Act have been incorporated into the Articles and were extended to also ensure compliance under both the Radiocommunication Act and the Broadcasting Act. These powers include the right to: (i) refuse to register a transfer of voting shares to a non-Canadian; (ii) require a non-Canadian to sell any voting shares; (iii) convert voting shares into Non-Voting Shares; and (iv) suspend the voting rights attached to the voting shares. The Company monitors the level of non-Canadian ownership of its Common Shares and provides periodic reports to the CRTC.

The restrictions on the ownership of Common Shares by non-Canadians will continue to apply to Common Shares following completion of the Arrangement and the Company will also continue to have recourse to the powers available to it under the Telecommunications Act, the Radiocommunication Act and the Broadcasting Act, as well as the Articles, which will continue to include the rights to: (i) refuse to register a transfer of Common Shares; (ii) require a non-Canadian to sell its Common Shares if that person’s holdings would affect TELUS’ compliance with foreign ownership restrictions; and (iii) suspend the voting rights attached to the Common Shares considered to be owned or controlled by non-Canadians.

What rights do Non-Voting Shareholders have?

The Non-Voting Shares are “restricted securities” within the meaning of National Instrument 51-102 — Continuous Disclosure Obligations, which generally includes equity securities of a reporting issuer that carry a fewer number of votes than another class, that are restricted in terms of voting rights, or that have a lesser entitlement to participate in the earnings or assets of the reporting issuer than another class.  Subject to the prior rights of the holders of first preferred shares and second preferred shares of the Company, Non-Voting Shareholders are entitled to participate equally with Common Shareholders with respect to the payment of dividends and the distribution of assets of the Company on the liquidation, dissolution or winding up of the Company. The Non-Voting Shares cannot be subdivided, consolidated, reclassified or otherwise changed unless the Common Shares are changed in the same manner.

Generally, Non-Voting Shareholders are entitled to receive notice of, attend and be heard at all general meetings of the Company and are entitled to receive all notices of meeting, information circulars and other written information from the Company that the Common Shareholders are entitled to receive from the Company, but are not entitled to vote at such meetings unless otherwise required by law. There are 174,915,546 Common Shares and 150,399,596 Non-Voting Shares outstanding as at March 16, 2012.  Where, by law, the Non-Voting Shares are entitled to vote together with the Common Shares, their votes will represent 46.23 per cent of the total votes attached to all outstanding shares.

In order for holders of Non-Voting Shares to participate in any offer that is made to holders of Common Shares (but that is not made to the holders of Non-Voting Shares on the same terms), the offer must, by reason of applicable securities legislation or the requirements of the stock exchanges on which the Common Shares are listed, be one that has to be made to all or substantially all the holders of Common Shares who are in any province of Canada to which such requirements apply (an Exclusionary Offer).  In such circumstances, each holder of Non-Voting Shares will, for the purposes of the Exclusionary Offer only, be permitted to convert all or a part of the Non-Voting Shares held into Common Shares on a one-for-one basis during the applicable conversion period.  In certain circumstances (namely, the delivery of certificates, at specified times, by holders of 50 per cent or more of the issued and outstanding Common Shares to the effect that they will not, among other things, tender to such Exclusionary Offer or make an Exclusionary Offer), these conversion rights will not come into effect.

If the Telecommunications Act, the Radiocommunication Act and the Broadcasting Act, and the regulations thereunder relating to ownership and control, are changed so that there is no restriction on non-Canadians holding Common Shares, holders of Non-Voting Shares will have the right to convert all or part of their Non-Voting Shares into Common Shares on a one-for-one basis. The Company will have the right to require holders of Non-Voting Shares who do not make such an election to convert their Non-Voting Shares into an equivalent number of Common Shares.

However, should the Arrangement described in this Circular be implemented, then the Non-Voting Shares will be converted into Common Shares on a one-for-one basis and the Non-Voting Shares will be removed from the authorized share structure of the Company at the Effective Time.

BUSINESS OF THE MEETING

1.              Report of management and consolidated financial report

The report of management and the audited consolidated financial statements for the year ended December 31, 2011, including Management’s discussion and analysis, are contained in the TELUS 2011 annual report. If you requested a copy of the 2011 annual report you will receive it by mail. If you did not receive a copy, you may view it online at telus.com/annualreport or obtain a copy upon request to TELUS’ Corporate Secretary at 21 — 3777 Kingsway, Burnaby, British Columbia, V5H 3Z7.

2.              Election of directors

General

The Board has fixed the number of directors at 12, in accordance with the Articles. At the Meeting, we will ask you to vote for the election of the 12 nominees proposed by the Company as directors.  All of the current nominees, other than Stockwell Day, were elected as directors at last year’s annual general meeting with more votes cast in favour of their election than votes withheld. Mr. Day joined the Board in July 2011.

Ron Triffo, an independent director who has served as a director of the Company (or its predecessors) since 1995, has decided to retire and will not be standing for re-election as a director at the Meeting.  We thank Mr. Triffo for his dedication and contributions to TELUS.

Each Common Shareholder will be entitled to vote for, or withhold his or her votes from, the election of each director.  Brian Canfield and Darren Entwistle have been named in the accompanying proxy as proxyholders (the management proxyholders), and except in relation to Common Shares held by a Common Shareholder who instructs otherwise, they intend to vote FOR the election of all 12 nominees whose names and biographies are set forth on pages 16 to 21.

Our majority voting policy applies to this election. Under this policy, a director who is elected in an uncontested election with more votes withheld than voted in favour of his or her election will be required to tender his or her resignation to the Board Chair. The resignation will be effective when accepted by the Board. The Board expects that resignations will be accepted, unless extenuating circumstances warrant a contrary decision. We will announce the Board’s decision (including the reason for not accepting any resignation) by news release within 90 days of the meeting where the election was held. You can download a copy of our majority voting policy at telus.com/governance.

We believe that all 12 nominees are able to serve as directors. Unless his or her office is vacated in accordance with applicable law or the Articles, each director elected at the Meeting will hold office until the next annual meeting or until his or her successor is elected or appointed.

We do not have a mandatory retirement requirement for our directors.  Prior to 2007, we had a policy that required our directors to retire at the age of 70.  In 2007, our Board removed that requirement after an extensive review led by the Corporate Governance Committee.  The Board believes that mandatory retirement is not the optimal means of ensuring Board renewal and age is not the optimal criteria for determining director effectiveness.  Rather, the Board uses a vigorous evaluation process annually (described on page 28) to assess performance.  You can read more about our nomination process on page 120 in Appendix A.

3.              Appointment of auditors

Deloitte have been our external auditors since 2002.  They were last re-appointed at our annual general meeting on May 5, 2011.

Upon the recommendation of the Audit Committee, Common Shareholders will be asked at the Meeting to approve the appointment of Deloitte as auditors and authorize the directors to fix the remuneration of the auditors for the ensuing year.

The management proxyholders intend to vote FOR the appointment of Deloitte as auditors of the Company, except where a holder of Common Shares specifies that his or her proxy be withheld from voting.

Summary of billings and services by the external auditors for 2010 and 2011

Fees billed for services provided by Deloitte for 2010 and 2011 are as follows:

	2010		2011
Type of work	($)%		($)%
Audit fees(1)	3,375,731	95.7	3,470,547	95.1
Audit-related fees(2)	150,404	4.3	161,000	4.4
Tax fees(3)	—	—	18,001	0.5
All other fees	—	—	—	—
Total	3,526,135	100.00	3,649,548	100.00

(1)          Audit fees include fees for services rendered by the external auditors in relation to the audit and review of our financial statements and in connection with our statutory and regulatory filings.

(2)   Audit-related fees include fees for services rendered by the external auditors in relation to performing the audit of, or reviewing financial statements, that were not part of audit fees.  These include internal control reviews and consulting on financial accounting and reporting standards.

(3)   Tax fees relate to tax compliance, tax advice and tax planning.

4.              Approval of executive compensation approach — say on pay

In 2010, the Board approved a policy on say on pay and shareholder engagement.  The policy establishes the framework for conducting an annual non-binding advisory vote by Common Shareholders on executive compensation.  The first such vote was conducted at the 2011 annual general meeting. The form of resolution we are asking Common Shareholders to vote on at the Meeting is below:

Resolved, on an advisory basis and not to diminish the role and responsibilities of the board of directors, that the shareholders accept the approach to executive compensation disclosed in the Company’s information circular delivered in advance of the 2012 annual and special meeting of shareholders.

Since this is an advisory vote, the results will not be binding on the Board. The Board remains fully responsible for its compensation decisions and is not relieved of this responsibility by a positive or negative advisory vote.  However, the Board will take the results of the vote into account when considering future compensation policies, procedures and decisions and in determining whether there is a need to increase its engagement with Shareholders on compensation and related matters.  For information on our approach to executive compensation, see pages 47 to 67.

The management proxyholders intend to vote FOR TELUS’ approach to executive compensation unless a holder of Common Shares specifies that his or her Common Shares are to be voted against the resolution.

5.              Approval of the Arrangement

The Arrangement

At the Meeting, we will ask you to vote to eliminate TELUS’ dual class share structure, to be effected by way of a court-approved Arrangement.  Each holder of Common Shares and each holder of Non-Voting Shares will be entitled to vote for or vote against the Arrangement.

Under the terms of the Arrangement, each Non-Voting Share outstanding as of the Effective Time, would be converted into a Common Share on a one-for-one basis. Following the conversion, the Non-Voting Shares would be eliminated from the authorized share structure of TELUS. As a result, immediately following the Effective Time, the Common Shares would be TELUS’ sole class of outstanding equity securities.

The principal conditions to the effectiveness of the Arrangement include the receipt of required Shareholder approvals of the Arrangement Resolution and the receipt of Court approval in the Final Order. If all conditions to the effectiveness of the Arrangement, including those set out in the Final Order and the Arrangement, are satisfied, or to the extent possible, waived, it is currently contemplated that the Arrangement will be implemented on or about May 16, 2012.

The description of the Proposal and the Arrangement set out in this section of the Circular is qualified in its entirety by reference to the full description of the Proposal and the Arrangement on pages 92 to 110 of this Circular.

Background

TELUS’ dual class share structure was introduced in 1999 to deal with foreign ownership rules at a time when TELUS’ Shareholder base included a significant non-Canadian Shareholder, namely GTE (which subsequently merged with Bell Atlantic to create Verizon).

TELUS’ dual class share structure, together with special rights and ownership restrictions, was an important tool that enabled TELUS to manage compliance both with the foreign ownership restrictions prescribed by the Telecommunications Act, and with foreign ownership restrictions under the Radiocommunication Act and the Broadcasting Act to which the Company became subject in 2005 as a result of new business undertakings.

The principal difference between the Common Shares and the Non-Voting Shares is that the Non-Voting Shares do not possess full voting rights. Notwithstanding that both classes of Shares are entitled to the same dividend, are widely held and have similar liquidity, the Non-Voting Shares have historically traded on the TSX and the NYSE at a discount to the trading price of the Common Shares. Over the past three years, the average discount in the trading price of the Non-Voting Shares relative to the trading price of the Common Shares has been approximately 4.5 per cent. Eliminating the dual class share structure would eliminate that gap.

The Company therefore determined that a collapse of the dual class share structure warranted careful consideration.  In the months of December 2011 and January 2012, management analyzed the matter and prepared a submission to the Board in relation to the Proposal. The Company consulted Osler with respect to legal matters relating to the Proposal. The Board in turn determined on January 25, 2012 that a Special

Committee should be established to carefully consider the implications of the Proposal, whether to proceed with the Proposal and, if so, the most appropriate way to implement the Proposal.

Recommendations of the Special Committee and the Board of Directors

The Special Committee, which consists of Brian Canfield (Chair of the Special Committee), Charlie Baillie, John Butler, Rusty Goepel, John Lacey and Bill MacKinnon, has carefully considered the implications of the Proposal and the most appropriate way to implement the Proposal. The Special Committee retained Scotia Capital as independent financial advisors to assist it in evaluating the Proposal.  In this regard, the Special Committee and the Board received a Fairness Opinion from Scotia Capital to the effect that a one-for-one conversion ratio is fair, from a financial point of view, to the holders of Non-Voting Shares and to the holders of Common Shares. The Special Committee unanimously concluded that the Arrangement is in the best interests of TELUS and is reasonable and fair in the circumstances. It therefore recommended, based on the considerations set out in this Circular, that the Board approve the Arrangement and recommend to Shareholders that they vote in favour of the Arrangement Resolution.

After considering, among other things, the recommendation of the Special Committee and the Fairness Opinion, the Board unanimously concluded that the Arrangement is in the best interests of TELUS and is reasonable and fair in the circumstances. Accordingly, it is recommending that Shareholders approve moving to a single class of voting equity securities, namely the Common Shares, by voting in favour of the Arrangement Resolution.

The Arrangement

If the Arrangement is approved by the Shareholders and the Court and the other conditions to the effectiveness of the Arrangement, including those set out in the BCBCA, the Final Order and the plan of arrangement are either satisfied or, to the extent possible, waived, then the Arrangement will become effective at, and be binding at and after, the Effective Time. Pursuant to the Arrangement, at the Effective Time, among other things:

•                  all of the issued and outstanding Non-Voting Shares will be converted into Common Shares on a one-for-one basis

•                  the Non-Voting Shares will be removed from TELUS’ authorized share structure

•                  TELUS will have a single class of outstanding voting equity securities, namely the Common Shares

•                  each Common Share will continue to carry one vote per share

•                  the Rights Plan will be amended and restated to (i) remove the Series B Rights, (ii) rename the Series A Rights as Rights and (iii) effect such consequential amendments as are necessary to properly reflect such changes

•                 all of the Non-Voting Options will be exchanged for Replacement Options on a one-for-one basis and the exercise price, the vesting schedule and the other terms and conditions of each such Replacement Option will be the same as those of the Non-Voting Options

•                  the Stock Option Plans will be amended and restated to (i) reflect the conversion of the issued and outstanding Non-Voting Shares into Common Shares and the removal of the Non-Voting Shares from TELUS’ authorized share structure, (ii) remove any and all restrictions to the granting of options to purchase Common Shares and (iii) effect such consequential amendments as are necessary to properly reflect such changes

•                  the DRISP will be amended and restated to provide that (i) dividends paid in cash after the Effective Time will be reinvested into Common Shares instead of Non-Voting Shares, (ii) optional cash payments made by participants after the Effective Time will be applied to the purchase of Common Shares in accordance with the DRISP and (iii) the purchase price for Common Shares issued from treasury for the DRISP will be based on a five-day weighted average trading price rather than a 20-day weighted average trading price

•                  all existing participants enrolled in the DRISP who converted Non-Voting Shares into Common Shares pursuant to the Arrangement will be deemed to be enrolled in, and participants under, the DRISP without any further act or formality on the part of such participants

•                  the Articles will be amended to (i) reflect the adoption by the Company of the DRS with regard to the Common Shares by providing that Common Shareholders may be issued a non-transferable written acknowledgement of the right to obtain a share certificate rather than a physical certificate, (ii) remove the Non-Voting Shares from the Articles, (iii) incorporate by reference the restrictions on ownership of voting shares by non-Canadians prescribed by certain Canadian laws and the processes related thereto, with a view of simplifying the Articles and providing additional flexibility in the event of legislative changes, and (iv) grant to the Company and the directors all necessary powers to suspend voting rights with regard to Common Shares owned or controlled by non-Canadians in certain circumstances and to carry out the intent and purposes of such non-Canadian ownership restrictions, including by granting them authority to establish rules, operating procedures and forms of declaration and related materials to be used by the transfer agent, depositories and other persons to monitor the holding of voting shares, effect a suspension of voting rights and restrict or refuse the transfer or issuance of voting shares

•                  the Notice of Articles will be amended to (i) reflect the elimination of the Non-Voting Shares from TELUS’ authorized share structure and (ii)  increase the number of Common Shares that the Company is authorized to issue by that number of Non-Voting Shares that the Company was previously authorized to issue.

Procedure for the Arrangement becoming effective

The following procedural steps must be taken for the Arrangement to become effective:

•                  the Arrangement Resolution must be approved, with or without variation, by two-thirds of the votes cast by the holders of Common Shares and two-thirds of the votes cast by the holders of Non-Voting Shares, each voting separately as a class

•                  the Court must determine that the terms of the Arrangement are reasonable and fair and the Arrangement must be approved by the Court pursuant to the Final Order

•                  all of the conditions set out in the BCBCA, the Final Order and the plan of arrangement must have been satisfied or, to the extent possible, waived.

Stock exchange matters

The elimination of the dual class share structure, the listing of the Common Shares to be issued pursuant to the Arrangement and the amendments to the Stock Option Plans, the DRISP and the Rights Plan described in the plan of arrangement are also subject to approval of the TSX. The listing on the NYSE of the Common Shares to be issued pursuant to the Arrangement, as well as currently outstanding Common Shares, will also require NYSE approval. Provided those approvals are obtained, TELUS’ Common Shares would trade on both the TSX and NYSE following completion of the Arrangement.

Risk factors relating to the Arrangement

Risk factors relating to the Arrangement include:

•                  there is no certainty that the conditions to the effectiveness of the Arrangement will be satisfied

•                  if the Arrangement is not completed, the market price for the Non-Voting Shares and Common Shares may decline

•                  if the Arrangement is completed, there is no assurance that there will be an increase in the trading price of the Common Shares attributable to the implementation of the Arrangement

•                  if the Board determines that the number of Non-Voting Shareholders who exercise Dissent Rights is unacceptably high, then the Board may terminate the Arrangement.

Securities law matters

The Common Shares to be issued pursuant to the Arrangement will be issued in reliance on exemptions from the prospectus and registration requirements of applicable Canadian securities laws and such Common Shares will generally be “freely tradable” under applicable securities laws of each of the provinces of Canada (other than as a result of any “control block” restrictions which may arise by virtue of the ownership thereof).

The Company is a “foreign private issuer” as defined in Rule 3b-4 under the U.S. Exchange Act. The Common Shares to be issued under the Arrangement have not been registered under the U.S. Securities Act and are being issued in reliance on the exemption from registration set forth in Section 3(a)(10) thereof on the basis of the approval of the Court, which will consider, among other things, the fairness of the terms and conditions of the Arrangement to the securityholders of the Company. Persons who are not “affiliates” (as defined in Rule 144 under the U.S. Securities Act) of the Company after completion of the Arrangement may resell in the United States the Common Shares they receive in connection with the Arrangement. It is our intention that the Common Shares will be listed for trading on the NYSE following completion of the Arrangement. However, there can be no assurance that TELUS will be successful in obtaining such listing. This Circular contains a general overview of certain requirements of U.S. federal securities laws that may be applicable to U.S. Securityholders.  All U.S. Securityholders are urged to consult with their own legal counsel to ensure that any subsequent resale of Common Shares issued to them under the Arrangement complies with applicable securities legislation.

Dissent rights

The Interim Order does not grant Common Shareholders dissent and appraisal rights in connection with the Arrangement. TELUS does not believe that dissent and appraisal rights in favour of the Common Shareholders are required under the BCBCA or appropriate in the circumstances.  However, the Interim Order does grant Dissent Rights to registered Non-Voting Shareholders who validly object to the Arrangement. These Dissent Rights are set out in their entirety in the Interim Order and the plan of arrangement attached to the Circular as Appendix F.

Certain Canadian federal income tax considerations

Under Canadian federal income tax law, Resident Holders and Non-Resident Holders who hold their Non-Voting Shares as capital property will not realize a capital gain or capital loss on the conversion of such shares into Common Shares pursuant to the Arrangement. For a more detailed discussion of the Canadian federal income tax consequences of the Arrangement to Resident Holders and Non-Resident

Holders of Non-Voting Shares, see Certain income tax considerations - Certain Canadian federal income tax considerations of the Arrangement on page 106.

Certain United States federal income tax considerations

Under U.S. federal income tax law, U.S. Holders of Non-Voting Shares generally will not recognize a gain or loss on the conversion of such shares into Common Shares pursuant to the Arrangement. For a more detailed discussion of the U.S. federal income tax consequences of the Arrangement to U.S. Holders of Non-Voting Shares, see Certain income tax considerations - Certain United States federal income tax considerations of the Arrangement on page 108. Determining the actual tax consequences of the Arrangement to you may be complex and will depend on your specific situation.  We urge you to consult your independent tax advisor for a full understanding of the tax consequences of the Arrangement to you.

Voting requirements

In order to be effective, the Arrangement Resolution to be voted on will require the approval of two-thirds of the votes cast by the holders of Common Shares and two-thirds of the votes cast by the holders of Non-Voting Shares, each voting separately as a class. The text of the proposed Arrangement Resolution is as follows:

“BE IT RESOLVED THAT:

1.                     The arrangement (the “Arrangement”) under Division 5 of Part 9 of the Business Corporations Act (British Columbia) (the “BCBCA”) involving TELUS Corporation (the “Company”), its shareholders and the other persons named in the plan of arrangement, as it may be or have been amended from time to time in accordance with its terms (the “Plan of Arrangement”), as more particularly described and set forth in the information circular dated March 22, 2012 (the “Circular”), and all transactions contemplated thereby, are hereby authorized, approved and adopted.

2.                     The Plan of Arrangement, the full text of which is set out in Appendix F attached to the Circular, is hereby authorized, approved and adopted.

3.                     Notwithstanding that this special resolution has been passed (and the Arrangement adopted) by any or all of the Company Shareholders (as defined in the Plan of Arrangement) or that the Arrangement has been approved by the Supreme Court of British Columbia (the “Court”), the directors of the Company are hereby authorized and empowered, at their discretion, without further notice to or approval of the shareholders: (a) to amend the Plan of Arrangement to the extent permitted by the Plan of Arrangement and, where required by the terms of the Plan of Arrangement, approved by the Court; and (b) subject to the provisions of Section 298 of the BCBCA, to withdraw the Plan of Arrangement and not to proceed with the Arrangement.

4.                     Any officer or director of the Company is hereby authorized and directed for and on behalf of the Company to make an application to the Court for an order approving the Arrangement and to execute and, if appropriate, deliver such other documents as are necessary or desirable in accordance with the Plan of Arrangement.

5.                     Any officer or director of the Company is hereby authorized and directed for and on behalf of the Company to execute or cause to be executed and to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as in such person’s opinion may be necessary or desirable to give full force and effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.”

Management and the Board recommend that holders of Common Shares and Non-Voting Shares vote FOR the Arrangement Resolution of the Company as set forth in Appendix C. The management proxyholders intend to vote FOR the Arrangement Resolution unless a holder of Common Shares or Non-Voting Shares specifies that his or her shares are to be voted against the resolution.

FORWARD-LOOKING STATEMENTS

This Circular contains statements that constitute “forward-looking statements” within the meaning of applicable securities legislation, including, but not limited to, statements relating to the results and the potential benefits expected to be achieved from the completion of the transactions contemplated by the Arrangement, including the increased marketability and improved liquidity of the Common Shares, and the absence of an impact on the earnings per Share and dividend paid per Common Share and Non-Voting Share. The forward-looking information in this Circular is presented for the purpose of providing information about TELUS’ current expectations having regard for the plans and proposals relating to the transactions contemplated by the Arrangement and such information may not be appropriate for other purposes. Forward-looking statements may also include statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing, and other statements that are not recitations of historical facts. We use words such as “may”, “would”, “could”, “should”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “outlook”, “project”, “estimate” and similar expressions suggesting future outcomes or events to identify forward-looking statements. Any such forward-looking statements are based on information currently available to us, and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, assumptions and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict, including, without limitation, risks, assumptions and uncertainties related to: the consummation of the Arrangement, including Shareholder approval, Court approval, approval by the TSX and NYSE, the satisfaction or, to the extent possible, waiver of the conditions to the effectiveness of the Arrangement contemplated by the BCBCA, the Final Order and the plan of arrangement; the market value and trading price of the Common Shares; and other factors set out in this Circular and in our Management’s discussion and analysis filed with securities commissions in Canada and our annual report on Form 40-F filed with the SEC, and subsequent filings. In evaluating any forward-looking statements in this Circular, we caution readers not to place undue reliance on any forward-looking statements. Readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by our forward-looking statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements contained in this Circular to reflect subsequent information, events, results or circumstances or otherwise.

INFORMATION FOR U.S. SHAREHOLDERS

THE COMMON SHARES ISSUABLE IN CONNECTION WITH THE ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR SECURITIES REGULATORY AUTHORITIES IN ANY STATE, NOR HAS THE SEC OR THE SECURITIES REGULATORY AUTHORITIES OF ANY STATE PASSED UPON THE ADEQUACY OR ACCURACY OF THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The Common Shares to be issued under the Arrangement have not been registered under the U.S. Securities Act of 1933, as amended (the U.S. Securities Act), and are being issued in reliance on the exemption from registration set forth in Section 3(a)(10) thereof on the basis of the approval of the Court, which will consider, among other things, the fairness of the terms and conditions of the Arrangement to the securityholders of the Company.  See Regulatory and legal matters - United States securities law matters on page 103.

Non-Voting Shareholders should be aware that the conversion described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein.  See Certain income tax considerations - Certain United States federal income tax considerations of the Arrangement on page 108.

The solicitation of proxies hereby is not subject to the proxy requirements of Section 14(a) of the U.S. Securities Exchange Act of 1934, as amended (the U.S. Exchange Act), by virtue of an exemption applicable to proxy solicitations by foreign private issuers as defined in Rule 3b-4 under the U.S. Exchange Act. Accordingly, this Circular has been prepared in accordance with applicable disclosure requirements in Canada. Securityholders in the United States should be aware that such requirements are different than those of the United States.

The enforcement by investors of civil liabilities under the United States securities laws may be affected adversely by the fact that the Company is incorporated and organized under the laws of Canada, that most of its officers and directors are residents of countries other than the United States, that some or all of the experts named in this Circular may be residents of countries other than the United States, and that all or a substantial portion of the assets of the Company and such persons are located outside of the United States. Securityholders resident in the United States may not be able to sue the Company or its directors and officers in a court outside of the United States for violations of United States securities laws.  It may be difficult to compel the Company or its affiliates to subject themselves to a United States court’s judgement.  In addition, the courts of Canada may not enforce judgements of United States courts obtained in actions against such persons predicated upon civil liabilities under the federal or state securities laws of the United States.

OTHER INFORMATION

These securityholder materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and the issuer or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

No person has been authorized to give information or to make any representations in connection with the Arrangement other than those contained in this Circular and, if given or made, any such information or representations should not be relied upon in making a decision as to how to vote on the Arrangement Resolution or be considered to have been authorized by TELUS.

This Circular does not constitute the solicitation of a proxy by any person in any jurisdiction in which such a solicitation is not authorized or in which the person making such a solicitation is not qualified to do so or to any person to whom it is unlawful to make such a solicitation.

The Articles provide registered Common Shareholders as of the Record Date with the right to convert the Common Shares held by such Common Shareholders into Non-Voting Shares no later than on the fifth Business Day preceding the date of the Meeting in order to vote as Non-Voting Shareholders at the Meeting. Article 27.7.4 of the Articles sets forth the procedure to follow in order to exercise such conversion rights.

Shareholders should not construe the contents of this Circular as legal, tax or financial advice and should consult with their own professional advisors in considering the relevant legal, tax or financial and other matters contained in this Circular.

ABOUT OUR BOARD OF DIRECTORS

Director biographies

This section provides information on each person nominated by management for election as director.

R.H. (DICK) AUCHINLECK

Victoria, British Columbia, Canada

Age: 60

Director since(1): 2003

Independent

TELUS Committees

Corporate Governance (Chair)

Human Resources and Compensation

Total compensation for 2011: $200,500

Dick Auchinleck is a corporate director.  He is also currently the presiding director of ConocoPhillips, an oil and gas company. Dick was employed by Gulf Canada Resources Limited for 25 years, retiring in 2001 as President and Chief Executive Officer after the sale of the company to Conoco Inc. Dick has a Bachelor of Applied Science (Chemical Engineering) from the University of British Columbia.

Attendance record

Board — 6 of 6

Corporate Governance — 4 of 4

Human Resources and Compensation -  2 of 2(2)

Pension — 2 of 2(2)

Current directorships

ConocoPhillips (presiding director)

Enbridge Income Fund Holdings Inc.

Past directorships (2006 to 2011)

EPCOR Centre for the Performing Arts (not-for-profit)

Securities held and total market value as at December 31, 2010 and 2011:

Year	Common Shares	Non-Voting Shares	DSUs (Non- Voting Shares)	Options	Total market value of shares and DSUs (excluding options)(3)	Meets share ownership target
2011	3,185	6,000	46,154	—	$3,033,278	Yes (10.1x)
2010	3,185	6,000	40,358	—	$2,149,837	Yes (7.2x)

Voting results of 2011 annual general meeting:

	Votes for	Votes withheld	Total votes cast
Number of votes	79,257,655	141,294	79,398,949
Percentage of votes	99.8%	0.2%	100%

A. CHARLES BAILLIE

Toronto, Ontario, Canada

Age: 72

Director since(1): 2003

Independent

TELUS Committees

Human Resources and Compensation (Chair)

Pension

Total compensation for 2011: $201,513

Charlie Baillie is Chair of Alberta Investment Management Corporation (AIMCo). He served as Chairman and Chief Executive Officer of The Toronto-Dominion Bank from 1997 until 2003. He holds an Honours B.A. in Political Science and Economics from the University of Toronto, an MBA from Harvard and an Honorary Doctorate from Queen’s University.  Charlie is an Officer of the Order of Canada, a Fellow of the Royal Conservatory, a Companion of the Canadian Business Hall of Fame, Chancellor Emeritus of Queen’s University, Chair of the Art Gallery of Ontario, President of Authors at Harbourfront Centre and a former Chair of the Canadian Council of Chief Executives.

Attendance record

Board — 6 of 6

Human Resources and Compensation — 4 of 4

Pension — 4 of 4

Current directorships

AIMCo (Chair)

Canadian National Railway Company

George Weston Limited

Art Gallery of Ontario’s Board of Trustees (Chair)

Past directorships (2006 to 2011)

Dana Corporation

Securities held and total market value as at December 31, 2010 and 2011:

Year	Common Shares	Non-Voting Shares	DSUs (Non- Voting Shares)	Options	Total market value of shares and DSUs (excluding options)(3)	Meets share ownership target
2011	—	68,600	44,089	—	$6,157,327	Yes (20.5x)
2010	—	68,600	38,255	—	$4,621,479	Yes (15.4x)

Voting results of 2011 annual general meeting:

	Votes for	Votes withheld	Total votes cast
Number of votes	79,006,983	391,590	79,398,573
Percentage of votes	99.5%	0.5%	100%

(1)          The Company or any of its predecessors.

(2)          Mr. Auchinleck was rotated from the Pension Committee to the Human Resources and Compensation Committee on May 5, 2011. His attendance record is based on the number of meetings held while he was on those committees.

(3)          For 2011, based on the closing price of TELUS’ Common Shares ($57.64) and Non-Voting Shares ($54.64) on December 31, 2011 and for 2010, based on the closing price of TELUS’ Common Shares ($45.48) and Non-Voting Shares ($43.25) on December 31,2010.

MICHELINE BOUCHARD

Montreal, Quebec, Canada

Age: 64

Director since(1): 2004

Independent

TELUS Committees:

Human Resources and Compensation

Pension

Total compensation for 2011: $200,550

Micheline Bouchard is a professional engineer and corporate director.  She previously served as President and Chief Executive Officer of ART Advanced Research Technologies, a biomedical company, from 2002 until July 2006.  Prior to that, Micheline was Global Corporate Vice-President of Motorola Inc. in the U.S. after serving as President and Chief Executive Officer of Motorola Canada Inc.  She holds a Bachelor’s Degree in Applied Sciences (Engineering Physics) and a Master’s Degree in Applied Sciences (Electrical Engineering) from École Polytechnique, Montreal, Quebec and numerous honorary doctorates. Micheline is a Member of the Order of Canada and a certified member of the Institute of Corporate Directors.

Attendance record

Board — 6 of 6

Human Resources and Compensation —  4 of 4

Pension —  4 of 4

Current directorships

Harry Winston Diamond Corporation

Hatley Advisory Council

Public Sector Pension Investment Board

Past directorships (2006 to 2011)

Citadel Group of Funds

ART Advanced Research Technologies

Home Capital/Home Trust

Securities held and total market value as at December 31, 2010 and 2011:

Year	Common Shares	Non-Voting Shares	DSUs (Non- Voting Shares)	Options	Total market value of shares and DSUs (excluding options)(3)	Meets share ownership target
2011	1,713	3,085	27,485	—	$1,769,082	Yes (5.9x)
2010	1,713	2,874	24,298	—	$1,253,096	Yes (4.2x)

Voting results of 2011 annual general meeting:

	Votes for	Votes withheld	Total votes cast
Number of votes	79,295,268	99,125	79,394,393
Percentage of votes	99.9%	0.1%	100%

R. JOHN BUTLER, Q.C.

Edmonton, Alberta, Canada

Age: 68

Director since(1): 1995

Independent

TELUS Committees:

Audit

Total compensation for 2011: $193,512

John Butler is a lawyer and counsel to Bryan & Company, a law firm. He is also currently the Chair of the Board of Governors of the Canadian Football League.  John holds a Bachelor of Arts and a Bachelor of Laws from the University of Alberta.

Attendance record

Board — 6 of 6

Audit — 2 of 2(2)

Corporate Governance — 2 of 2(2)

Human Resources and Compensation — 2 of 2(2)

Current directorships

Canadian Football League, Board of Governors (Chair)

Liquor Stores N.A. Ltd.

Past directorships (2006 to 2011)

Trans Global Insurance Company

Trans Global Life Insurance Company

Securities held and total market value as at December 31, 2010 and 2011:

Year	Common Shares	Non-Voting Shares	DSUs (Non- Voting Shares)	Options (Common Shares /Non-voting Shares)	Total market value of shares and DSUs (excluding options)(3)	Meets share ownership target
2011	984	4,263	32,204	—	$2,049,275	Yes (6.8x)
2010	984	4,263	28,809	—/2,700	$1,475,116	Yes (4.9x)

Voting results of 2011 annual general meeting:

	Votes for	Votes withheld	Total votes cast
Number of votes	79,179,873	219,745	79,399,618
Percentage of votes	99.7%	0.3%	100%

(1)          The Company or any of its predecessors.

(2)          Mr. Butler was rotated from the Corporate Governance Committee and Human Resources and Compensation Committee to the Audit Committee on May 5, 2011. His attendance record is based on the number of meetings held while he was on those committees.

(3)          For 2011, based on the closing price of TELUS’ Common Shares ($57.64) and Non-Voting Shares ($54.64) on December 31, 2011 and for 2010, based on the closing price of TELUS’ Common Shares ($45.48) and Non-Voting Shares ($43.25) on December 31,2010.

BRIAN A. CANFIELD

Point Roberts, Washington, United States

Age: 73

Director since(1): 1989

Independent

Board Chair

TELUS Committees:

Nil

Total compensation for 2011:  $466,666(2)

Brian Canfield is the Chair of the Board of TELUS Corporation. His career with TELUS spans more than 50 years, including almost a year as interim Chief Executive Officer of TELUS (September 1999 to July 2000), four years as Chair and Chief Executive Officer of BC TELECOM Inc., three years as President and Chief Executive Officer and one year as President and Chief Operating Officer. He retired as an executive of BC TELECOM Inc. in 1997.  Brian was named an Honorary Doctor of Technology by the British Columbia Institute of Technology in 1997. He has received a Fellowship Award from the Institute of Corporate Directors, and is a Member of the Order of British Columbia and the Order of Canada.

Attendance record

Board — 6 of 6

Brian is not a member of any Committee, but regularly attends Committee meetings.

Current directorships

None

Past directorships (2006 to 2011)

Suncor Energy Inc.

Canadian Public Accountability Board

Securities held and total market value as at December 31, 2010 and 2011:

Year	Common Shares	Non-Voting Shares	DSUs (Common Shares/Non- Voting Shares)	Options (Common Shares/Non- Voting Shares)		Total market value of shares and DSUs (excluding options)(3)	Meets share ownership target
2011	9,926	11,095	5,784/52,392	—		$4,374,454	Yes (3.9x)
2010	9,926	10,310	5,541/45,439	—/3,200	0	$3,114,583	Yes (6.2x)

Voting results of 2011 annual general meeting:

	Votes for	Votes withheld	Total votes cast
Number of votes	78,498,978	899,328	79,398,306
Percentage of votes	98.9%	1.1%	100%

STOCKWELL DAY

Kelowna, British Columbia, Canada

Age: 61

Director since: 2011

Independent

TELUS Committees:

Audit

Total compensation for 2011: $100,895

Stockwell Day is a strategic advisor and consultant.  He has served at the provincial and federal levels of government for over 25 years. From 1986 to 2000, Stockwell served with the Alberta government in a variety of roles including Minister of Labour, Minister of Social Services, and Provincial Treasurer, Minister of Finance.  From 2000 to 2011, Stockwell served as a Member of Parliament with the federal government, holding various positions including Leader of the Official Opposition, Minister of Public Safety, Minister of International Trade, Minister for the Asia-Pacific Gateway and Senior Minister Responsible for British Columbia and President of the Treasury Board. Stockwell did not seek re-election in the 2011 general election. Stockwell is a well-known conference and event speaker.  Stockwell attended the University of Victoria and has an Honorary Doctorate from the University of St. Petersburg, Russia.

Attendance record

Board — 4 of 4(4)

Audit — 2 of 2(4)

Current directorships

HOMEQ Corporation

Concordia University College, Alberta (Board of Governors)

Canada-China Business Council (not-for-profit)

Canada-India Business Council (not-for-profit)

Canada-Korea Foundation (not-for-profit)

Centre for Israel and Jewish Affairs (not-for-profit)

Past directorships (2006 to 2011)

Sunlogics Plc

Securities held and total market value as at December 31, 2011:

Year	Common Shares	Non-Voting Shares	DSUs (Non- Voting Shares)	Options	Total market value of shares and DSUs (excluding options)(3)	Meets share ownership target
2011	126	—	1,044	—	$64,307	No (as a new director, he has until July 1, 2016 to reach target)

Voting results of 2011 annual general meeting:

N/A

(1)          The Company or any of its predecessors.

(2)          Excluding pension received as a retired employee of TELUS predecessors.

(3)          For 2011, based on the closing price of TELUS’ Common Shares ($57.64) and Non-Voting Shares ($54.64) on December 31, 2011 and for 2010, based on the closing price of TELUS’ Common Shares ($45.48) and Non-Voting Shares ($43.25) on December 31, 2010.

(4)          Mr. Day joined the Board and the Audit Committee on July 1, 2011. His attendance record is based on the number of meetings held while he was on the Board and Audit Committee.

PIERRE Y. DUCROS

Montreal, Quebec, Canada

Age: 72

Director since(1): 2005

Independent

TELUS Committees:

Corporate Governance

Human Resources and Compensation

Total compensation for 2011: $198,094

Pierre Ducros is President of P. Ducros & Associés Inc., an investment and administration firm. Pierre has a Bachelor of Arts from the Université de Paris at Collège Stanislas in Montreal. He is also a graduate of the Royal Military College of Canada and has a Bachelor of Engineering (Communications) from McGill University. Pierre is a Member of the Order of Canada and an Officer of the Order of Belgium.

Attendance record

Board — 6 of 6

Corporate Governance — 4 of 4

Human Resources and Compensation — 4 of 4

Current directorships

Canadian Institute for Advanced Research (not-for-profit)

Medical.MD EHR Inc. (Chair)

Past directorships (2006 to 2011)

Manulife Financial Corporation

RONA Inc.

Cognos Incorporated

Nstein Technologies Inc.

Emergis Inc.

Securities held and total market value as at December 31, 2010 and 2011:

Year	Common Shares	Non-Voting Shares	DSUs (Non- Voting Shares)	Options	Total market value of shares and DSUs (excluding options)(2)	Meets share ownership target
2011	329	2,539	30,263	—	$1,811,265	Yes (6.0x)
2010	329	2,010	26,060	—	$1,228,990	Yes (4.1x)

Voting results of 2011 annual general meeting:

	Votes for	Votes withheld	Total votes cast
Number of votes	78,999,123	399,527	79,398,650
Percentage of votes	99.5%	0.5%	100%

DARREN ENTWISTLE

Vancouver, British Columbia, Canada

Age: 49

Director since(1): 2000

Not independent

TELUS Committees:

Not eligible

No compensation received for services as director.

Darren Entwistle has been President and Chief Executive Officer of TELUS Corporation since July 10, 2000. Previously, Darren, a 30-year veteran of the communications industry, spent seven years on the senior leadership team at Cable & Wireless in the United Kingdom, culminating with his appointment as President for the United Kingdom and Ireland operations in 1999. Darren holds a Bachelor of Economics (Honours) from Concordia University in Montreal, an MBA (Finance) from McGill University and a Diploma in Network Engineering from the University of Toronto.  He is also an Honorary Fellow of the Royal Conservatory.

Attendance record

Board — 6 of 6

Darren is not a member of any Board Committee, but regularly attends Committee meetings.

Current directorships

George Weston Limited

McGill University (Board of Governors)

Canadian Council of Chief Executives (not-for-profit)

Past directorships (2006 to 2011)

The Toronto-Dominion Bank

Please see pages 62, 67 and 68 for details on securities held and compensation received for 2011 as President and Chief Executive Officer.

Voting results of 2011 annual general meeting:

	Votes for	Votes withheld	Total votes cast
Number of votes	78,934,123	462,367	79,396,490
Percentage of votes	99.4%	0.6%	100%

(1)          The Company or any of its predecessors.

(2)          For 2011, based on the closing price of TELUS’ Common Shares ($57.64) and Non-Voting Shares ($54.64) on December 31, 2011 and for 2010, based on the closing price of TELUS’ Common Shares ($45.48) and Non-Voting Shares ($43.25) on December 31, 2010.

RUSTON (RUSTY) E.T. GOEPEL

Vancouver, British Columbia, Canada

Age: 69

Director since(1): 2004

Independent

TELUS Committees:

Corporate Governance

Pension

Total compensation for 2011: $192,628

Rusty Goepel is Senior Vice-President of Raymond James Financial Ltd., an investment firm. Rusty currently serves as Chair of the Vancouver 2010 Olympic Organizing Committee.  He holds a Bachelor of Commerce from the University of British Columbia and received the Queen’s Jubilee Medal for Business Leadership and Community Services.

Attendance record

Board — 6 of 6

Corporate Governance — 4 of 4

Pension — 4 of 4

Current directorships

Amerigo Resources Ltd.

Vancouver 2010 Olympic Organizing Committee (Chair, not-for-profit)

Baytex Energy Corp (formerly Baytex Energy Trust)

Yellow Point Equity Partners, LP (Chair, private equity)

The Vancouver Airport Authority (not-for-profit)

Business Council of BC (Governor, not-for-profit)

Lift Philanthropy Partners (not-for-profit)

Past directorships (2006 to 2011)

Spur Ventures Inc.

Auto Canada Inc. (formerly Auto Canada Income Fund)

Premium Brands Income Trust

Securities held and total market value as at December 31, 2010 and 2011:

Year	Common Shares	Non-Voting Shares	DSUs (Non- Voting Shares)	Options	Total market value of shares and DSUs (excluding options)(2)	Meets share ownership target
2011	—	16,500	27,390	—	$2,398,150	Yes (8.0x)
2010	—	16,500	24,207	—	$1,760,578	Yes (5.9x)

Voting results of 2011 annual general meeting:

	Votes for	Votes withheld	Total votes cast
Number of votes	72,878,488	6,521,297	79,399,785
Percentage of votes	91.8%	8.2%	100%

JOHN S. LACEY

Thornhill, Ontario, Canada

Age: 68

Director since(1): 2000

Independent

TELUS Committees:

Audit

Total compensation for 2011: $197,464

John Lacey is Chairman of the Advisory Board of Brookfield Special Situations Partners Ltd. (formerly Tricap). John was previously the Chairman of the board of directors of Alderwoods Group, Inc., an organization operating funeral homes and cemeteries within North America, until November 2006. John has completed the Program for Management Development at Harvard Business School.

Attendance record

Board — 6 of 6

Audit — 5 of 5

Current directorships

Ainsworth Lumber Co. Ltd.

Advisory Board of Brookfield Special Situations Partners Ltd. (Chairman)

Loblaw Companies Limited

Doncaster Consolidated Ltd. (Chairman)

George Weston Limited

Past directorships (2006 to 2011)

Canadian Imperial Bank of Commerce

Alderwoods Group, Inc. (Chairman)

Canadian Tire Corporation, Limited

Western Forest Products Ltd.

Stelco Inc.

Securities held and total market value as at December 31, 2010 and 2011:

Year	Common Shares	Non-Voting Shares	DSUs (Non- Voting Shares)	Options (Common Shares/Non- Voting Shares)	Total market value of shares and DSUs (excluding options)(2)	Meets share ownership target
2011	13,446	3,120	37,584	—	$2,999,094	Yes (10.0x)
2010	13,163	2,668	32,125	—/1,600	$2,103,450	Yes (7.0x)

Voting results of 2011 annual general meeting:

	Votes for	Votes withheld	Total votes cast
Number of votes	79,098,651	296,699	79,395,350
Percentage of votes	99.6%	0.4%	100%

(1)          The Company or any of its predecessors.

(2)          For 2011, based on the closing price of TELUS’ Common Shares ($57.64) and Non-Voting Shares ($54.64) on December 31, 2011 and for 2010, based on the closing price of TELUS’ Common Shares ($45.48) and Non-Voting Shares ($43.25) on December 31, 2010.

WILLIAM (BILL) A. MACKINNON

Toronto, Ontario, Canada

Age: 65

Director since: 2009

Independent

Audit Committee Financial Expert

TELUS Committees:

Audit (Chair)(1)

Total compensation for 2011: $205,000

Bill MacKinnon is a corporate director.  He served as Chief Executive Officer of KPMG Canada for over nine years before retiring in December 2008 and served in numerous roles at KPMG for over 37 years.  Bill obtained a Bachelor of Commerce with Honours from the University of Manitoba in 1967. He became a chartered accountant in 1971 and obtained his FCA designation from the Institute of Chartered Accountants of Ontario in 1994.

Attendance record

Board — 6 of 6

Audit — 5 of 5

Current directorships

Osisko Mining Corporation

Novadaq Technologies Inc.

Pioneer Petroleum Limited

Public Sector Pension Investment Board

Roy Thomson Hall (not-for-profit)

Canadian Institute of Chartered Accountants (Chair, not-for-profit)

Toronto East General Hospital (Chair, not-for-profit)

Toronto Community Foundation (not-for-profit)

Past directorships (2006 to 2011)

Toronto Board of Trade (Chair, not-for-profit)

Catalyst Canada Inc. (Board of Advisors)

C.D. Howe Institute (not-for-profit)

Securities held and total market value as at December 31, 2010 and 2011:

Year	Common Shares	Non-Voting Shares	DSUs (Non- Voting Shares)	Options	Total market value of shares and DSUs (excluding options)(2)	Meets share ownership target
2011	10,000	—	11,101	—	$1,182,959	Yes (4.0x)
2010	10,000	—	6,643	—	$742,110	Yes (2.5x)

Voting results of 2011 annual general meeting:

	Votes for	Votes withheld	Total votes cast
Number of votes	79,281,294	118,475	79,399,769
Percentage of votes	99.9%	0.1%	100%

DONALD WOODLEY

Mono Township, Ontario, Canada

Age: 66

Director since(3): 1998

Independent

TELUS Committees:

Corporate Governance

Pension (Chair)

Total compensation for 2011: $202,356

Don Woodley is a corporate director. Prior to his 1999 retirement, he held senior executive positions at Compaq Canada Inc. and Oracle Canada and was the Chair of the Information Technology Association of Canada (ITAC). In 2007, he served as interim Chair of the board of Canada Post Corporation for six months. He holds a Bachelor of Commerce from the University of Saskatchewan and an MBA from the Richard Ivey School of Business at Western University.

Attendance record

Board — 6 of 6

Corporate Governance — 4 of 4

Pension — 4 of 4

Current directorships

Canada Post Corporation

Steam Whistle Brewing Inc.

Past directorships (2006 to 2011)

Gennum Corporation

DataMirror Corporation

OnX Enterprise Solutions Inc.

The Canadian Arts Summit (past Chair, not-for-profit)

SickKids Hospital Foundation (not-for-profit)

Securities held and total market value as at December 31, 2010 and 2011:

Year	Common Shares	Non-Voting Shares	DSUs (Non- Voting Shares)	Options (Common Shares/Non- Voting Shares)	Total market value of shares and DSUs (excluding options)(2)	Meets share ownership target
2011	6,178	3,364	32,204	—	$2,299,535	Yes (7.7x)
2010	6,178	1,364	28,809	—/2,700	$1,585,958	Yes (5.3x)

Voting results of 2011 annual general meeting:

	Votes for	Votes withheld	Total votes cast
Number of votes	79,251,238	148,547	79,399,785
Percentage of votes	99.8%	0.2%	100%

(1)          Mr. MacKinnon became the Chair of the Audit Committee on May 5, 2011 following the retirement of the previous Chair of the Audit Committee.

(2)          For 2011, based on the closing price of TELUS’ Common Shares ($57.64) and Non-Voting Shares ($54.64) on December 31, 2011 and for 2010, based on the closing price of TELUS’ Common Shares ($45.48) and Non-Voting Shares ($43.25) on December 31, 2010.

(3)          The Company or any of its predecessors.

Information about our retired directors

Brian MacNeill retired from the Board, not standing for re-election at the 2011 annual general meeting.  Until his retirement, Mr. MacNeill was our Audit Committee Chair. He attended two of two Board meetings and three of three Audit Committee meetings that were held in 2011 while he was a member of the Board and the Audit Committee.

As noted on page 8, Ron Triffo is retiring and will not stand for re-election in 2012 at the Meeting.  In 2011, Mr. Triffo was a member of our Audit Committee.  He attended six of six Board meetings and five of five Audit Committee meetings in 2011.

Maximum number of boards and interlocking boards

The Corporate Governance Committee has considered the benefit of adopting limits on the number of boards and interlocking boards for directors to help ensure director objectivity and independence, and time availability. The Corporate Governance Committee is considering adopting a policy in 2012 to formalize the Company’s expectations in this regard. Currently, the Corporate Governance Committee assesses these matters on a case-by-case basis having regard to the specific circumstances.  Directors are required to notify the Corporate Governance Committee Chair immediately of any significant changes in their circumstances that may affect their contribution to the TELUS Board, and offer their resignation if appropriate. Significant changes in circumstances could include taking on any new directorships or a change in employment, residency or citizenship, geographical location or health. The Corporate Governance Committee considers whether the significant change in the director’s circumstances does affect his or her ability to contribute to the TELUS Board and makes a recommendation to the Board to accept or decline the resignation. In addition, directors are specifically assessed each year on their ability to devote sufficient time and attention to TELUS matters.

The following TELUS directors served together on other corporate boards as at March 22, 2012.

Company	TELUS director	Committees
George Weston Limited	Charlie Baillie	Audit Committee (Chair) Governance, Human Resource, Nominating and Compensation Committee

	John Lacey	None

	Darren Entwistle	Audit Committee

Public Sector Pension Investment Board	Micheline Bouchard	Human Resources and Compensation Committee Investment Committee

	Bill MacKinnon	Audit Committee (Chair) Investment Committee

Board and committee meetings held in 2011

The following table indicates the number of regularly scheduled meetings, in-camera sessions and total meetings held by our Board and each Board committee in 2011:

Board/Committee	Regularly scheduled meetings	In-camera sessions	Total number of meetings
Board	6	5	6
Audit Committee	5	4	5
Corporate Governance Committee	4	4	4
Human Resources and Compensation Committee	4	4	4
Pension Committee	4	4	4

Our policy is to hold an in-camera session at each regularly scheduled meeting of the Board and each committee.  From time to time, the Board or a committee may convene additional meetings to consider specific matters that arise before the next scheduled meeting, and in-camera sessions generally are not held during those additional meetings.

Committee composition

We believe our directors should have exposure to different committees to ensure they develop a broad Company perspective and a wide range of skills and expertise. Accordingly, the Corporate Governance Committee reviews the composition of the committees annually and considers the desirability of rotating directors among committees. As a result of this review, in May 2011, Dick Auchinleck and John Butler were each rotated onto different committees. The following table provides an overview of our Board committees and the current and past membership of each of our director nominees on the various committees.

	Audit Committee		Human Resources and Compensation Committee		Corporate Governance Committee		Pension Committee
	Years served	Approx. number of years served	Years served	Approx. number of years served	Years served	Approx. number of years served	Years served	Approx. number of years served
Dick Auchinleck	2003-2004	1	2004-2007; 2011-current	4	2004-current*	8	2007-2011	4
Charlie Baillie	2003-2007	4	2007-current*	5	—	—	2007-current	5
Micheline Bouchard	2004-2009	5	2009-current	3	—	—	2009-current	3
John Butler	2011-current	1	2007-2011	4	2000-2011	11	1999-2007	8
Brian Canfield(1)	2009-2010	1	2003-2009	6	—	—	—	—
Stockwell Day	2011-current	<1(2)	—	—	—	—	—	—
Pierre Ducros	2005-2009	4	2009-current	3	2009-current	3	—	—
Darren Entwistle(3)	—	—	—	—	—	—	—	—
Rusty Goepel	2004-2009	5	—	—	2009-current	3	2009-current	3
John Lacey	2000-2003; 2009-current	6	2000-2009	9	2003-2009	6	—	—
Bill MacKinnon	2009-current*	3	—	—	—	—	—	—
Don Woodley	2000-2003	3	2003-2007	4	2007-current	5	2002-current*	10

* Indicates Chair of the Board committee

(1)               Mr. Canfield is the Board Chair and is currently not a member of any Board committee.

(2)               Mr. Day joined the Audit Committee on July 1, 2011 upon his appointment to the Board.

(3)               Mr. Entwistle, the Company’s CEO and only non-independent director, is not a member of any Board committee.

For more information about our standing committees, see Committee reports starting on page 32.

On January 25, 2012, the Board constituted a Special Committee comprised of Brian Canfield (Chair of the Special Committee), Charlie Baillie, John Butler, Rusty Goepel, John Lacey and Bill MacKinnon to review and evaluate the Proposal and make recommendations to the Board related to the Proposal. See page 94 for more information on the Special Committee.

Director compensation

Principles

Our Corporate Governance Committee is responsible for reviewing directors’ compensation and recommending changes to the Board. In determining the appropriate level and mix in director compensation, the Committee is guided by the following compensation principles:

•                  it is appropriate to target cash compensation for a director at the 50th percentile of the selected comparator group and total compensation at the 75th percentile of the selected comparator group

•                  equity is an important element of compensation to emphasize alignment with shareholder value

•                  the magnitude of equity pay should be fixed at a specified value rather than a specified number of DSUs to better reflect market value at the time of grant

•                  the level of compensation must be sufficient to attract and retain qualified directors with the experience and skills to lead the Company, and

•                  compensation should be reviewed and set each year to ensure that it remains appropriate and aligned with the market.

Benchmarking

In conducting its annual benchmarking of compensation, the Corporate Governance Committee relates the mix and level of compensation for directors to the mix and level for directors of a comparator group consisting of Canadian public companies in similar industries as well as other Canadian public companies of comparable complexity and size in different industries. In selecting the comparator group, the Committee also takes into account the composition of the comparator group selected for benchmarking executive compensation.  The Committee engages an external consultant to assist in the selection of an appropriate comparator group and to collect the market data. Meridian was the consultant engaged to benchmark 2011 compensation.  See page 40 for more information about Meridian and the services it provides. After reviewing market data and applying the compensation principles adopted by the Company, the Committee makes its recommendations to the Board for director compensation for the following year.

The comparator group selected to benchmark 2011 director compensation is listed in the table below.  It is the same as the 2010 comparator group with the exception of Nova Chemicals Corporation, which was removed due to an acquisition that made it no longer appropriate for comparison purposes, and was replaced with Research In Motion Ltd., which provided better fit and alignment with the comparator group used to benchmark executive compensation. The 2011 comparator group used to benchmark director compensation was also identical to the comparator group used to benchmark 2011 executive compensation (see page 52), except that the comparator group for directors also included two financial institutions as TELUS regularly competes with them to attract candidates for the TELUS Board.

Comparator group for benchmarking 2011 compensation

Agrium Inc.	Research In Motion Ltd. (new)
BCE Inc.	Rogers Communications Inc.
Canadian Imperial Bank of Commerce	Shaw Communications Inc.
Canadian National Railway Company	Shoppers Drug Mart Corporation
Canadian Tire Corporation	Suncor Energy Inc.
Enbridge Inc.	Talisman Energy Inc.
EnCana Corporation	Teck Resources Ltd.
Finning International Inc.	Toronto-Dominion Bank
Loblaw Companies Limited	TransAlta Corporation
Maple Leaf Foods Inc.	TransCanada Corporation
Quebecor Inc.

Components of compensation

Effective April 1, 2011, the Corporate Governance Committee recommended, and the Board approved, certain changes to the compensation program for our directors, other than Mr. Entwistle, who is not entitled to director compensation.  The changes, made in consultation with Meridian, were adopted to bring directors’ compensation closer to our principle that total director compensation should be at the 75th percentile of the selected comparator group. The changes also reflected market trends in the compensation of audit committee and compensation committee chairs and members, which recognize the growing number and complexity of the issues those committees oversee.  At the same time, the Board approved changes to the equity ownership targets directors are required to attain (see page 27).  The following table summarizes the changes made to our director compensation program:

Board service	Retainer and meeting fees prior to April 1, 2011 ($)	Retainer and meeting fees as of April 1, 2011 ($)
Annual directors’ retainer	40,000	60,000
Meeting fee	1,500	1,500
Annual equity grant	99,000 in DSUs(1)	100,000 in DSUs
Committee service: Audit
Chair’s retainer	15,000	20,000
Member retainer	6,000	10,000
Meeting fee	3,000	3,000
Committee service: Human Resources and Compensation
Chair’s retainer	6,000	15,000
Member retainer	3,000	5,000
Meeting fee	1,500	1,500
Committee service: All other committees
Chair’s retainer	6,000	10,000
Member retainer	3,000	5,000
Meeting fee	1,500	1,500
Board Chair
Annual retainer	225,000	225,000
Meeting fee	The Chair is not entitled to meeting fees	The Chair is not entitled to meeting fees
Annual equity grant	135,000 in DSUs(1)	235,000 in DSUs

(1)               A 10 per cent reduction to the annual equity grants was applied in 2009 and 2010.

Each director (other than the Chief Executive Officer or CEO) is also entitled to reimbursement for certain telecommunications services and products, subject to a specified cap, and to receive an extra meeting fee for return travel in excess of six hours to attend Board meetings.

2011 actual compensation

The total compensation paid to non-management directors for the year ended December 31, 2011 is as follows:

	Fees earned ($)			Share–based			All other
Directors(1)	Annual retainer	Meeting fees		awards (DSUs) ($)	Pension value ($)		compensation(6) ($)	Total ($)
Dick Auchinleck	68,500	22,500		100,000	—		9,500	200,500
Charlie Baillie	72,250	22,500		100,000	—		6,763	201,513
Micheline Bouchard	64,000	22,500		100,000	—		14,050	200,550
John Butler	64,000	22,500		100,000	—		7,012	193,512
Brian Canfield	225,000	—	(3)	235,000	495,295	(4)	6,666	961,961
Stockwell Day(2)	35,000	13,500		50,000	—		2,395	100,895
Pierre Ducros	64,000	22,500		100,000	—		11,594	198,094
Rusty Goepel	64,000	22,500		100,000	—		6,128	192,628

	Fees earned ($)		Share–based		All other
Directors(1)	Annual retainer	Meeting fees	awards (DSUs) ($)	Pension value ($)	compensation(6) ($)	Total ($)
John Lacey	64,000	25,500	100,000	—	7,964	197,464
Bill MacKinnon	71,500	25,500	100,000	—	8,000	205,000
Brian MacNeill(5)	21,442	12,000	—	—	6,322	39,764
Ron Triffo	64,000	25,500	100,000	—	5,897	195,397
Don Woodley	68,500	22,500	100,000	—	11,356	202,356

(1)     Mr. Entwistle, the CEO, is the only management director and does not receive compensation for his services as a director. Disclosure for Mr. Entwistle is on page 68.

(2)     Mr. Day joined the Board on July 1, 2011.

(3)     Mr. Canfield, as Board Chair, does not receive meeting fees.

(4)     Mr. Canfield receives a pension for his service as a retired employee of TELUS predecessors.

(5)     Mr. MacNeill retired from the Board on May 5, 2011.

(6)     Includes travel fees, charitable donations of up to $500 per year made in the director’s name, telecom concessions such as phone and Internet services, and equipment such as smartphones and tablets.

Directors may elect to receive their annual retainers and meeting fees in any combination of cash, DSUs and Shares, subject to a requirement that 50 per cent of their annual Board retainer must be paid in DSUs or directed to the purchase of Shares until they meet the minimum share ownership target noted below.

Director equity ownership target and ownership

In 2011, the Board approved a change to the equity ownership targets that directors are required to meet, such that the target is now expressed as a multiple of the annual cash retainer instead of a flat dollar amount. All directors (other than Mr. Entwistle) are now required to reach an equity ownership target equal to five times the annual retainer paid to such director for service on the Board, in each instance within five years of his or her appointment date.  For the Board Chair, this equals $1,125,000 in TELUS equity; for all other directors (other than Mr. Entwistle) this equals $300,000 in equity. DSUs are included in calculating whether a director has met the equity ownership target.

All of the proposed non-management directors have far exceeded the ownership target, other than Stockwell Day, who joined the Board on July 1, 2011 and has until July 1, 2016 to meet the target.  The actual number of Shares and DSUs owned or controlled by each non-management director as at December 31, 2010 and December 31, 2011 as well as their total market value can be found in Director biographies on pages 16 to 21.  Information for TELUS’ only employee director, Darren Entwistle, is on page 67.

Director share-based awards

Below is a summary of all share-based awards outstanding as at December 31, 2011 for each director other than Mr. Entwistle.  TELUS stopped granting options to non-management directors in 2002, and as at December 31, 2011, there were no option-based awards outstanding for any directors other than Mr. Entwistle. In fact, on March 14, 2012, the Board approved amendments to the Directors Plan to eliminate the provisions relating to options. There were also no share-based awards that had not vested which were outstanding as at December 31, 2011 for any directors other than Mr. Entwistle. Information regarding option-based and share-based awards for Mr. Entwistle is on page 67.

	Share-based awards(1)
Name	Number of shares or DSUs that have vested(2)	Market or payout value of vested share-based awards not paid out or distributed ($)
Dick Auchinleck	46,154	2,521,855
Charlie Baillie	44,089	2,409,023
Micheline Bouchard	27,485	1,501,780
John Butler	32,204	1,759,627
Brian Canfield	58,176	3,196,089
Stockwell Day	1,044	57,044
Pierre Ducros	30,263	1,653,570
Rusty Goepel	27,390	1,496,590
John Lacey	37,584	2,053,590
Bill MacKinnon	11,101	606,559
Ron Triffo	57,501	3,166,707
Don Woodley	32,204	1,759,627

(1)   DSUs for Common Shares and/or Non-Voting Shares.

(2)   DSUs are paid out within a certain period of time after the director ceases to be a director, as elected by him or her, in accordance with the terms of the Directors Plan.  See page 85.

(3)   Based on closing price of Common Shares ($57.64) and Non-Voting Shares ($54.64) on December 31, 2011.

Director evaluation

The Corporate Governance Committee, in conjunction with the Board Chair, carries out an annual assessment of the Board and each director as required by the TELUS Board Policy Manual. The evaluation process assists the Board in assessing its overall performance and in measuring the contributions made by the Board as a whole, by each committee and by each director. It is also used to identify skill gaps and education opportunities for the Board and individual directors in the coming year as well as for Board succession planning. The Corporate Governance Committee annually reviews the adequacy of the evaluation process, with input from the Board Chair, and approves any changes.

The director evaluation process consists of a series of surveys designed to evaluate Board, committee and director effectiveness, as well as an in-depth one-on-one private interview between the Board Chair and each director.

The surveys are as follows:

•                 in the Board effectiveness evaluation, directors rate the effectiveness of the Board, its processes and its relationship with management, and provide suggestions for improvement.

•                  in the committee effectiveness evaluations, directors rate the effectiveness of the committees on which they sit and assess fellow committee members and the chairs of their committees.

•                  in the peer evaluation, directors evaluate themselves and each of the other directors’ effectiveness as Board members. Directors also assess the effectiveness of the Board Chair and each committee chair.

•                  the skills self-assessment, completed by each director, is designed to help determine the strengths and gaps in Board skills as a whole, and to identify skill requirements for recruiting future directors and succession planning. This self-assessment also assists the Corporate Governance Committee to determine topics for continuing education and the financial literacy of each director.

•                  members of senior management who frequently interact with directors complete a management assessment survey, designed to evaluate the overall performance of the Board, the effectiveness of the Board and its committees, and the extent to which the Board and management support one another.

The Corporate Secretary collates the results of the assessments and provides a report to the Board Chair, who interviews each director separately to discuss the results of the evaluations and self-assessment. These interviews, generally lasting at least one hour each, provide an opportunity for frank and constructive discussion of any and all issues, with a view to enhancing Board performance as well as the personal contributions of each individual. The Chair reports to the Corporate Governance Committee and the Board, as well as to each committee chair with respect to committee evaluations, the aggregated results and his findings based on the assessments and interviews, and proposes actions where appropriate to respond to the report. The Chair’s report and proposed actions are discussed with the CEO, the Corporate Governance Committee and the Board, varied as appropriate, and then adopted for implementation. Similarly, the Corporate Governance Committee Chair reviews the assessments of the Board Chair, discusses those assessments with him and reports the results, his findings and any proposed actions to the Corporate Governance Committee and the Board for adoption.

The Corporate Governance Committee and the Board reviewed and discussed the 2011 assessments at their February 2012 meetings.  They indicate that our Board is operating effectively, collaboratively and at a very high level, with no significant concern identified.

Board mandate and activities

A complete statement of TELUS’ corporate governance practices, including additional information regarding our Board of Directors, its mandate, our orientation and continuing education programs for directors and our director nomination process, can be found in Appendix A.  The terms of reference for the Board are included as Appendix B.

Additional disclosure related to directors

Cease trade orders, bankruptcies, penalties or sanctions

Except as noted, within the 10 years ended March 22, 2012, TELUS is not aware of any proposed director of TELUS who had been a director or executive officer of any issuer which, while that person was acting in that capacity or within a year of ceasing to act in that capacity, became bankrupt or made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

•                  In March 2006, John Lacey was appointed to the board of directors of Stelco Inc. as a nominee of Tricap Management Limited. Stelco Inc. filed for bankruptcy protection under the CCAA in January 2004.  Mr. Lacey’s appointment as a director was part of a court supervised restructuring, from which Stelco Inc. emerged on March 31, 2006 and pursuant to which Tricap Management Limited had the right to appoint four of Stelco Inc.’s nine directors.  In October 2007, United States Steel Corporation acquired Stelco Inc. and Mr. Lacey resigned from the Stelco Inc. board.

•                  Charlie Baillie was a director of Dana Corporation, which filed for bankruptcy in March 2006 under Chapter 11 of the U.S. Bankruptcy Code. The company emerged from bankruptcy on February 1, 2008 and Mr. Baillie resigned from the Dana Corporation board.

Except as noted, within the 10 years ended March 22, 2012, TELUS is not aware of any proposed director of TELUS who had been a director, chief executive officer or chief financial officer of any issuer which was subject to an order that was issued while the director was acting in such capacity, or that was issued after the director ceased to be acting in such capacity and which resulted from an event that occurred while the director was acting in such capacity.

•                  On June 14, 2006, and at the request of Cognos Incorporated, the OSC issued a cease trade order against all directors of Cognos Incorporated, including Pierre Ducros, in connection with a delay in filing its annual report with Canadian regulators. The delay was related to a review by the SEC of the way the company allocated revenue between post-contract customer support and licence fees. The OSC lifted the cease trade order on August 3, 2006 after the SEC concluded that it did not object to Cognos Incorporated’s revenue recognition policy. Mr. Ducros resigned from the Cognos Incorporated board in February 2008 in connection with its acquisition by IBM.

Directors’ and officers’ insurance and indemnification

TELUS has entered into agreements to indemnify its directors for liabilities incurred while performing their duties, to the extent permitted by law. The Company also maintains insurance, which protects directors and officers of the Company against claims made, provided they acted in good faith on behalf of TELUS, and subject to policy restrictions.  Such insurance currently provides for an annual aggregate limit of U.S.$160 million coverage with a U.S.$2.5 million deductible. Where the Company is not able to indemnify the insured persons, the deductible is nil. The approximate premium associated with the insurance protection of individual directors and officers was U.S.$1 million for 2011.

CORPORATE GOVERNANCE IN 2011

At TELUS, we have a strong commitment to best practices in corporate governance.  As part of our effort to remain a leader in this important area, we continued to pursue opportunities for improving corporate governance in 2011.  Our most significant initiatives last year are highlighted below.

Risk oversight

As we first reported to you in 2011, our Board commenced an extensive review of its roles and responsibilities for enterprise risk identification, management and oversight in 2010.  The review was conducted in three parts: an assessment of the adequacy of the Board’s framework for risk oversight, an assessment of the key enterprise risks and an in-depth risk analysis of our executive compensation programs.

In 2011, the Board continued to implement the risk oversight initiatives it commenced in 2010.  This included:

•                  approving changes to the TELUS Board Policy Manual to reflect the reallocation of oversight responsibilities for certain risks. Specific areas of risk oversight are now carried out by different Board committees, with the Audit Committee providing oversight of our overall risk management process. See Section 10 of our Management’s discussion and analysis in our 2011 annual report for a description of the principal risks and uncertainties that may affect the Company’s future business results

•                  participating, for the second year in a row, in the identification of the Company’s enterprise key risks through an internal risk control and assessment survey.  The result was that the Board’s perception of our top risks was significantly aligned with the perceptions of the executive team

•                  attending education sessions for the entire Board on enterprise risk management, internal audit and tax risk governance and adopting a new Tax Conduct and Risk Management Policy

•                  attending orientation sessions at the committee level for the new risk areas allocated to the different committees for oversight.

Insider Trading Policy

Prior to 2011, TELUS’ Insider Trading Policy prohibited short selling and trading on puts, calls and options by directors and senior management.  In February 2011, our Board approved changes to the policy, introducing a more expansive prohibition against all short selling, equity monetization and hedging of TELUS securities by directors, the executive team and all team members who hold positions at or above the vice-president level.

Shareholder engagement and say on pay

Our Board of Directors has always believed in the importance of regular and constructive dialogue with our Shareholders.  Some of our long-standing practices to encourage this include:

•                  annual general meetings held in locations across Canada with an internationally accessible live webcast and feedback survey so that Shareholders, wherever they are, can ask questions of the Board and management and provide comments

•                  maintaining a 1-800 investor line, ir@telus.com mailbox and confidential ethics hotline and website to encourage Shareholders and the public to contact us with questions or concerns

•                  four quarterly earnings calls with webcasts and 2012 targets call and webcast.  These include executive presentations with analysts and institutional investors, and feature open question-and-answer sessions.  The webcast, slides, transcripts and audio replays are made available at telus.com/investors

•                  executive tours and industry conferences in Canada and the United States with analysts and investors

•                  inviting analysts and large institutional Shareholders to participate in an annual and confidential investor perception study administered by an independent third party.

In 2010, we established our Board email inbox (board@telus.com) to provide Shareholders and other stakeholders with a tool to communicate directly with the Board between annual meetings.  The Corporate Governance Committee considers on a quarterly basis all communications sent to the Board inbox and reviews and considers responses in relation to corporate governance matters.

The Board has also adopted a policy on say on pay and Shareholder engagement, and at our annual general meeting in 2011, we conducted our first ever vote on say on pay.  While our Common Shareholders voted strongly in favour of the Company’s approach to executive compensation as disclosed in our 2011 information circular, we engaged in dialogue during the year with certain Shareholders and shareholder advocacy groups for feedback about our executive compensation and corporate governance practices.  The feedback we received was overall very positive and reinforced that our policies continue to align with Shareholder expectations.  We have not implemented any changes to our executive compensation or governance practices as a direct result of these engagement efforts, but management, as well as the Board, has considered and assessed the feedback received.  In an effort to provide more insight into, and to facilitate a deeper understanding of, our compensation and governance practices, we have provided additional disclosure in the Circular this year relating to common themes raised.  The changes include:

•                  providing greater transparency regarding PVAAM, our personal value-add assessment model, and discussing the PVAAM ratings of our executives, including where their PVAAM scores position them relative to the market

•                  describing the authority of the Compensation Committee to increase or reduce an award in exceptional circumstances

•                  discussing the rationale for using performance granting criteria rather than performance vesting criteria in our equity plans

•                  communicating our views on the adoption of an incentive compensation clawback policy.

We encourage Shareholders to contact the Board, and specifically members of the Compensation Committee, to discuss any concerns about our approach to executive compensation.

COMMITTEE REPORTS

Corporate Governance Committee Report

Mandate

The mandate of the Corporate Governance Committee is to assist the Board in fulfilling its oversight responsibilities to ensure that TELUS has an effective corporate governance regime. The Committee is responsible for monitoring corporate governance developments, emerging best practices and the effectiveness of our corporate governance practices. The Committee is also responsible for identifying, recruiting and recommending nominees for election as directors, providing ongoing development for directors and overseeing Board and director evaluations. The Committee assesses and makes recommendations to the Board for its determination of the independence, financial literacy, financial expertise, and accounting or related financial management expertise of directors, as defined under corporate governance rules and guidelines.  As a result of the risk oversight review initiated in 2010, the Committee expanded its mandate over aspects of risk management in 2011, and is now responsible for monitoring and reviewing insurance, claims and property risks and environmental matters and recommending to the Board for approval environmental policies.

Membership

The current membership of the Committee is as follows:

Name	Independent
Dick Auchinleck (Chair)	Yes
Pierre Ducros	Yes
Rusty Goepel	Yes
Don Woodley	Yes

John Butler was also a member of the Committee until May 5, 2011.

Meetings

The Committee meets at least once each quarter and reports on its activities to the Board.  Activities reviewed are based on its mandate and annual work plan. At each regularly scheduled quarterly meeting, it holds an in-camera session without management present.  The Committee held four meetings in 2011.

Highlights

Say on pay and Shareholder engagement

In 2011, the Committee undertook the following initiatives with respect to the Company’s say on pay and shareholder engagement policy:

•                  evaluated the adequacy of the Company’s say on pay policy and Shareholder engagement practices

•                  reviewed and reported on Shareholder communications received in the Board inbox (board@telus.com) on a quarterly basis as well as any correspondence from the Board or committees sent in response to such communications.

Director evaluation

The Committee continued its comprehensive annual Board evaluation program in 2011, with a view to further fostering the objectives of:

•                  continuing to maintain Board performance at an exceptional level

•                  ensuring that the Board is continuously comprised of directors who will bring fresh ideas and perspectives to the Company, and who possess a mix of expertise and attributes that can best advance and oversee the strategy and direction of the Company while recognizing that constant changes to the Board are unduly disruptive and should be avoided.  Our director evaluation process is described in more detail on page 28.

Director search and succession planning

During the year, the Committee refreshed its review of the skills, attributes and tenure of the current directors in light of the business strategy and direction of the Company and prioritized certain desired skills and attributes for succession planning purposes, which include experience with the new content aspect of our business, technology and industry knowledge, executive compensation, audit committee financial expertise and diversity. The Committee maintains an evergreen list of potential director candidates. When recruiting new directors, the Committee considers, among other things, the vision and business strategy of the Company, the skills and competencies of the current directors, the existence of any gaps in Board skills and the attributes and experience new directors should have in order to best enhance the Company’s business plan and strategies. While the Board does strive for diversity and takes into account factors such as gender, ethnic background, geographic origin and other personal characteristics when considering new directors, the Board considers the knowledge, skills, experience and character of an individual to be the most important criteria in determining the value he or she may bring to the Board. On July 1, 2011, the Committee’s search for additional director candidates with certain prioritized skills and attributes resulted in the appointment of Stockwell Day to the Board. The Company continues its search for additional director candidates, but it is unlikely to be completed before the Meeting. The Board is authorized under the Articles to appoint up to four additional directors between the Meeting and the 2013 annual meeting. See pages 118 and 120 for further details on our director nomination and director orientation processes.

Commitment to corporate governance

In addition, the Committee undertook the following initiatives as part of its commitment to best practices in corporate governance:

•                 conducted an annual review of the TELUS Board Policy Manual including all of the terms of reference contained therein, to ensure they remained appropriate, and recommended changes to the Board for approval

•                  reviewed and approved the Committee’s annual work plan

•                  reviewed and recommended to the Board for approval the reallocation of certain key risk oversight responsibilities between different Board committees

•                  received and considered with management regular updates on changing laws, rules and regulations in both Canada and the United States, corporate governance initiatives taken by Canadian and United States securities regulators and other stakeholders, and emerging best practices and their implications for the Company

•                  reviewed and recommended to the Board for approval amendments to our Insider Trading Policy to introduce a more expansive prohibition on short selling, equity monetization and hedging of TELUS securities

•                  reviewed the Company’s corporate social responsibility report.

Risk management and oversight

•                  monitored the Company’s environmental risk management activities and results

•                  approved the annual renewal of directors’ and officers’ liability insurance coverage

•                  conducted its annual review of the Company’s directors’ and officers’ liability insurance program, including a legal review that identified minor coverage improvements to pursue upon renewal and minor enhancements to make to our directors’ indemnification agreements

•                  reviewed the adequacy of the Company’s insurance coverage including property insurance coverage, monitored ongoing developments in the insurance industry and reviewed the Company’s property risk management program.

Initiatives relating to directors

The Committee undertook the following additional initiatives relating to directors:

•                  conducted an annual review of the succession planning process for the Board Chair and committee chairs

•                  conducted an annual review of the Board and director evaluation process

•                  reviewed the results of the annual market benchmarking of directors’ compensation prepared by Meridian

•                  reviewed and recommended to the Board for approval an increase to various components of 2011 directors’ compensation to bring total compensation for directors closer in line with the Company’s director compensation principles

•                  reviewed and recommended to the Board for approval a change to the equity ownership targets for directors to equal a multiple of the annual cash retainer paid to directors instead of a flat dollar amount

•                 reviewed and recommended to the Board for approval nominees for election as directors

•                  continued the ongoing education program for all directors

•                  conducted an annual review of the eligibility criteria to act as a director

•                  conducted an annual assessment of the independence and financial literacy of directors and recommended to the Board for approval determination of the same.

Other initiatives

The Committee also reviewed or approved, as required, the 2011 charitable donation budget and the 2011 political contribution budget.

Signed, the members of the Corporate Governance Committee

“Dick Auchinleck”	“Pierre Ducros”
Dick Auchinleck (Chair)	Pierre Ducros

“Rusty Goepel”	“Don Woodley”
Rusty Goepel	Don Woodley

Pension Committee Report

Mandate

The mandate of the Pension Committee is to oversee the administration, financial reporting and investment activities of the Pension Plan for Management and Professional Employees of TELUS Corporation, the TELUS Defined Contribution Pension Plan, the TELUS Edmonton Pension Plan, the TELUS Corporation Pension Plan, the TELUS Québec Defined Benefit Pension Plan, any successor plans, related supplemental retirement arrangements as mandated by the Board, and any related trust funds (collectively, the Pension Plans). The Committee is responsible for reporting to the Board in respect of the actuarial soundness of the Pension Plans, the administrative aspects of the Pension Plans, investment policy, the performance of the investment portfolios and compliance with government legislation. The Committee may, from time to time, recommend to the Board for approval, fundamental changes in the nature of the pension arrangement for any Pension Plan, and changes in the governance structure for the Pension Plans.

Membership

The current membership of the Committee is as follows:

Name	Independent
Don Woodley (Chair)	Yes
Charlie Baillie	Yes
Micheline Bouchard	Yes
Rusty Goepel	Yes

Dick Auchinleck was also a member of the Committee until May 5, 2011.

Meetings

The Committee meets at least once each quarter and reports to the Board on its meetings. Activities reviewed are based on its mandate and annual work plan.  At each regularly scheduled quarterly meeting, the Committee meets in-camera without management present.  The Committee also meets with Pension Plan auditors without management present.  The Committee held four meetings in 2011.

Highlights

Plan amendments

In 2011, the Committee oversaw an amendment to the Company’s largest defined benefit plan to close the plan to new entrants effective June 9, 2011.  The plan had previously been closed to new management employees in January 2001 but had continued to accept Alberta bargaining member entrants.  All TELUS registered defined benefit pension plans are now closed to substantially all new participants. The Committee also oversaw plan amendments which were required as a result of legislative changes.

Discretionary pension fund contribution

After an extensive review in 2011, TELUS made discretionary contributions totalling $100 million in January of 2012 to three Company-sponsored defined benefit pension plans that were in deficit.  At year-end 2010 TELUS’ defined benefit pension plans were fully funded in aggregate on a solvency basis. However, the steep decline in interest rates during 2011 impacted the funding ratio negatively and it was determined that additional funding was prudent.  Including the $100 million discretionary contribution, it is estimated the plans will be approximately 90 per cent funded on a solvency basis as at year-end 2011. Total pension plan contributions, including both the discretionary contribution and those required to cover current service cost, are estimated to be $172 million in 2012.

Governance

In accordance with its mandate, the Committee approved the appointments of auditors and actuaries for the Pension Plans.  As well, the Committee received, reviewed or approved, as required, the following:

•                  the Committee’s terms of reference, and recommended certain changes to the Corporate Governance Committee, for further recommendation to the Board

•                  the Committee’s annual work plan

•                  an annual report, including annual financial statements and audit reports prepared by the external auditors, for each of the Pension Plans

•                  an audit scope report

•                  regular briefings regarding legal matters that affect the Pension Plans

•                  reports from the actuary of each Pension Plan, including the assumptions and the results

•                  plan budgets, including Pension Plan expenses and peer plan results

•                  quarterly and annual investment results measured against plan benchmarks and liabilities

•                  plan insurance coverage

•                  management self-assessment of internal controls

•                  reports confirming compliance with pension plan ethical standards, investment policies and procedures, derivative policies and legislation

•                  surveys and reports concerning pension governance best practices

•                 investment manager performance assessments

•                  the strategic investment plan

•                  management presentations on the topics of pension risks, operations overview and performance measurement.

Signed, the members of the Pension Committee

“Don Woodley”	“Charlie Baillie”
Don Woodley (Chair)	Charlie Baillie

“Micheline Bouchard”	“Rusty Goepel”
Micheline Bouchard	Rusty Goepel

Audit Committee Report

Mandate

The Audit Committee supports the Board in fulfilling its oversight responsibilities regarding the integrity of the Company’s accounting and financial reporting, internal controls and disclosure controls, legal, regulatory and ethical compliance and reporting and timeliness of filings with regulatory authorities, the independence and performance of the Company’s external and internal auditors, the management of the Company’s risks, creditworthiness, treasury plans and financial policy, and the Company’s whistleblower and complaint procedures. For more information on the Audit Committee, including the text of its terms of reference, refer to the Audit Committee section in our Annual Information Form for the year ended December 31, 2011.

Membership

The current membership of the Committee is as follows:

Name	Independent
Bill MacKinnon (Chair) Audit committee financial expert	Yes
John Butler	Yes
Stockwell Day	Yes
John Lacey	Yes
Ron Triffo	Yes

Brian MacNeill was a member of the Committee and the Chair until his retirement on May 5, 2011, following which Bill MacKinnon became the Chair.  John Butler joined the Committee on May 5, 2011.  Stockwell Day joined the Committee upon his appointment to the Board on July 1, 2011.

The Board has determined that each member of the Committee is independent and financially literate, and that Bill MacKinnon is an audit committee financial expert and has accounting or related financial management expertise as defined by applicable securities laws. The Board believes that there is more than one director who would qualify as an audit committee financial expert, but has only designated one person at this time.  Information regarding the education and experience of the Committee members is contained in our Annual Information Form for the year ended December 31, 2011.

Meetings

The Committee meets at least once each quarter and reports on its activities to the Board. Activities reviewed are based on its mandate and annual work plan.  At each regularly scheduled quarterly meeting, the Committee has the opportunity to meet separately in-camera with each of the Chief Financial Officer (CFO), the Chief Internal Auditor and the external auditors.  It also meets separately with management and without management present, at each regularly scheduled meeting.  The Committee held five meetings in 2011.

Highlights

The following sets forth highlights of the actions taken by the Committee in 2011.

Financial reporting

•                  received presentations from the Company’s CFO and made inquiries related to the quarterly and annual financial performance and operating results of the Company, including its reporting segments, relative to results in prior periods and to investor expectations

•                  reviewed, throughout the year, any changes to or adoption of significant accounting policies and significant estimates impacting the current and future financial statements of the Company

•                  reviewed and discussed with the CEO and the CFO their readiness to certify the annual financial statements and related disclosure material, as required under SOX, and the annual and interim financial statements and related disclosure materials, as required under Canadian securities legislation

•                  reviewed and recommended to the Board for approval the public release and filing of the annual audited consolidated financial statements and quarterly unaudited consolidated financial statements of the Company and subsidiaries whose financial statements are publicly filed, including related news releases and Management’s discussion and analysis

•                  reviewed and recommended to the Board for approval key securities filings that contain financial information, including the Annual Information Form and Form 40-F.

External auditors

•                  oversaw the work of the external auditors

•                  reviewed and approved the annual audit plan

•                  monitored the progress of the external audit

•                  received reports on the external auditors’ internal quality control procedures, independence and confidentiality procedures

•                  met quarterly with the external auditors without management present

•                  recommended to shareholders the appointment of external auditors

•                  reviewed and set the compensation of the external auditors

•                  reviewed and pre-approved all audit, audit-related and non-audit services provided by the external auditors or their affiliates.

Accounting and financial management

•                  reviewed and approved the Company’s major accounting policies, including alternatives and potential key management estimates and judgements and the Company’s financial policies and compliance with such policies

•                  received and reviewed status reports relating to the transition to IFRS in 2011

•                  reviewed quarterly financing reports and approved key treasury matters, including status of capital markets and the global credit crisis and implications for TELUS, quarterly updated estimates of the Company’s weighted average cost of capital, telecom industry credit rating developments, credit ratings and comments about the Company by credit agencies, hedging programs, pension funding updates and financing plans such as renewal and amendments to credit facilities and debt refinancing plans including the offering of 3.65% Notes maturing on May 25, 2016 for aggregate gross proceeds of $600 million and the repayment of its outstanding U.S. $1.1 billion 8% Notes due June 1, 2011

•                  reviewed and recommended to the Board for approval the renewal of the Company’s shelf prospectus for $2.5 billion

•                  reviewed and recommended to the Board for approval the extension of the Company’s accounts receivable securitization program

•                  reviewed and recommended to the Board for approval increases to the Company’s dividend within the target dividend payout ratio guideline

•                  reviewed quarterly reports on derivatives, guarantees and indemnities

•                  reviewed and recommended to the Board for approval amendments to the Company’s guidelines on the use of financial derivatives

•                  received quarterly reports regarding taxation matters including any tax adjustments, status of existing and projected tax provisions

•                  received reports and educational updates on, and reviewed and recommended to the Board for approval, the Company’s Tax Conduct and Risk Management Policy

•                  reviewed corporate reorganizations

•                  reviewed and discussed with management at each regularly scheduled quarterly meeting the results of significant capital expenditures including specific milestone reviews of major capital projects together with variances to authorized business cases (including several major systems and technology deployments and certain large customer implementations) and recommended to the Board any capital project spending approvals in excess of previous authorizations related to major capital projects consistent with the approval process pursuant to the Company’s Board delegation policy.

Internal controls and disclosure controls

•                  reviewed and approved the internal audit program to provide assurance regarding risk exposures and internal controls

•                  reviewed quarterly reports on internal audit activities

•                  reviewed internal audit’s evaluation of the Company’s disclosure controls and internal control systems and risk mitigation progress

•                 met regularly with the Chief Internal Auditor without management present

•                  reviewed and approved minor changes to the Internal Audit Charter, which defines the scope, responsibilities and mandate of TELUS’ internal audit function, arising from the 2010 external quality review conducted by the Institute of Internal Auditors

•                  monitored the adequacy of resourcing (including compensation, retention and people sourcing strategies) and the independence and objectivity of the internal audit function

•                  received briefings from management regarding key audit report follow-ups

•                  reviewed quarterly the results of the cascading certifications by key stakeholders in the financial reporting and disclosure controls processes to provide reasonable assurance and confidence to the CEO and CFO

•                  considered reports from the Chief Compliance Officer and Chief Legal Officer on matters relating to compliance with laws and regulations, including those pertaining to the Company’s Canadian domestic and international operations

•                  received and considered quarterly reports regarding the receipt, investigation and treatment of whistleblower, ethics and internal controls complaints.

Enterprise risk governance

•                  reviewed the results of management’s annual risk assessment (and quarterly updates thereto), the identification and prioritization of key enterprise risks, the engagement of executives to mitigate risk exposures, the perception of risk tolerance and appetite by key risk category, and management’s perceptions of the Company’s resilience and readiness level for key risks, including the development of key risk mitigation plans for 2011

•                  reviewed reports on management’s approach for safeguarding corporate assets and information systems

•                  received periodic presentations on risk mitigation strategies from certain executive key risk owners.

Audit Committee related governance

•                  reviewed the Committee’s terms of reference and recommended to the Corporate Governance Committee minor amendments thereto, for further recommendation to the Board for approval

•                  reviewed and approved housekeeping changes to the Policy on Corporate Disclosure and Confidentiality of Information

•                  reviewed and approved the Committee’s annual work plan

•                  received and reviewed with management updates throughout the year regarding changing governance-related laws, rules and emerging best practices and implications of the proposals of Canadian and United States regulators with respect to the Committee

•                  reviewed and recommended to the Board for approval the 2011 Ethics Policy

•                  monitored management’s annual conflict of interest disclosure and review process

•                  received and reviewed management’s annual sustainability plan and quarterly reports on the status relative to plan for activities to ensure SOX 404 compliance for the 2011 financial year, including a specific review of status of remediation efforts with respect to significant deficiencies (there were no known material weaknesses).

Signed, the members of the Audit Committee

“Bill MacKinnon”	“John Butler”
Bill MacKinnon (Chair)	John Butler

“Stockwell Day”	“John Lacey”
Stockwell Day	John Lacey

“Ron Triffo”
Ron Triffo

Human Resources and Compensation Committee Report

Mandate

The Human Resources and Compensation Committee of the Board of Directors is responsible for developing the compensation philosophy and guidelines on executive compensation, overseeing succession planning for the executive team, determining CEO goals and objectives relative to compensation, evaluating CEO performance, reviewing and recommending CEO compensation based on its evaluation, and determining compensation for executives other than the CEO. The Committee manages the supplemental retirement arrangements (other than registered pension plans) for the executive team and all of the Company’s equity-based incentive plans.  As a result of the risk oversight review initiated in 2010, the Committee expanded its mandate over aspects of risk management in 2011, and is now responsible for reviewing health and safety policies and procedures and compliance, business continuity and disaster recovery planning, and certain aspects of the Company’s approach to business ethics and corporate conduct.

Membership

The current membership of the Committee is as follows:

Name	Independent
Charlie Baillie (Chair)	Yes
Dick Auchinleck	Yes
Micheline Bouchard	Yes
Pierre Ducros	Yes

John Butler was also a member of the Committee until May 5, 2011 and Dick Auchinleck joined the Committee on May 5, 2011.

In accordance with the Committee’s terms of reference, all members of the Committee are required to be independent.  None of the members of the Committee are currently serving as CEOs of other companies, excluding personal holding companies. The Committee intends to adopt a formal policy limiting the number of currently serving CEOs on the Committee.

The Committee members have a complementary range of skills in areas such as human resources, corporate governance, risk assessment and public company leadership and board experience, which allow them to make effective decisions on the Company’s compensation practices. All of the Committee members have served in executive capacities or on compensation committees with other reporting issuers and through those roles have acquired direct experience relevant to their responsibilities in reviewing and considering executive compensation. The following is a brief description of the experience of each current member of the Committee that is relevant to the performance of his or her responsibilities as a member of the Committee:

Charlie Baillie — Charlie has extensive experience serving on boards and as a member of human resources and compensation committees with other public issuers, including CN Rail, George Weston Limited, Ballard Power Systems Inc. and Quebecor World Inc.  He also previously served as the Chief Executive Officer of Toronto-Dominion Bank, during which time he was responsible for the human resources function for the organization, including matters such as compensation and incentive programs, leadership and succession planning and talent development.  He has been a member of the Committee since 2007 and is also a member of our Pension Committee.

Dick Auchinleck — Dick was employed with Gulf Canada Resources Limited, a public oil and gas company, for over 25 years, retiring as the President and Chief Executive Officer.  Through his executive roles, Dick has had exposure to a wide range of human resources issues, including the development and operation of compensation programs.  He is also an experienced corporate director, having served on the board of directors of entities such as Enbridge Commercial Trust, ConocoPhillips and Hydro One Inc., and he is familiar with governance matters and regulatory requirements related to compensation practices.  Dick joined the Committee in 2011 and was previously a member of the Committee from 2004 to 2007.  He is also the Chair of our Corporate Governance Committee.

Micheline Bouchard — Micheline is an experienced executive and corporate board member and has served on human resources and compensation committees with a number of other companies.  She currently serves as the Chair of the human resources and compensation committee of Harry Winston Diamond Corporation and is a member of the human resources and compensation committee of the Public Sector Pension Investment Board.  She has had organizational exposure to human resources issues through her previous roles as a senior executive and is knowledgeable in areas such as governance matters and regulatory requirements, the development and oversight of compensation programs and pension-related matters.  She has been a member of the Committee since 2009 and is also a member of our Pension Committee.

Pierre Ducros — Pierre was, until 1996, the Chairman, President and Chief Executive Officer of DMR Group Inc., an information technology company which he co-founded in 1973.  He has also served on several boards and human resources and compensation committees of large companies, including Manulife Financial, as well as on boards for companies such as Laurentian Group, where he was the Chair, and Cognos Incorporated.  He was also formerly the Chair of the human resources and compensation committee at Emergis Inc.  He is well-versed in governance principles and issues associated with the development and oversight of compensation programs.  He has been a member of the Committee since 2009 and is also a member of our Corporate Governance Committee.

Further information about the Committee members can be found under Director biographies starting on page 16.

Meetings

The Committee meets at least once each quarter and reports to the Board on its activities. The matters reviewed are based on its mandate and annual work plan. At each regularly scheduled quarterly meeting, the Committee holds an in-camera session without management present. The Committee also regularly holds an in-camera session with only the compensation consultant present, and the Committee Chair meets privately with the compensation consultant before each Committee meeting, and at other times on an as-needed basis.  Since 2009, the Committee also holds an in-camera session with the Executive Vice-President, Human Resources at each regularly scheduled meeting.  The Committee held four meetings in 2011.

Compensation Committee advisors

The Committee has retained Meridian as its independent executive compensation consultant.  Meridian provides counsel to boards and management on executive and board compensation.  Meridian was first retained in February 2010.  Prior to February 2010, Hewitt Associates (now Aon Hewitt) provided executive compensation consulting services to the Committee.

The mandate of the executive compensation consultant is to serve the Company and to work for the Committee in its review of executive compensation, including advising on the competitiveness of pay levels, executive compensation design issues, market trends and technical considerations. The nature and scope of services provided by Meridian to the Committee in 2011 included:

•                  competitive market pay analyses and market trends for executive compensation

•                  an independent risk assessment of pay policies and practices

•                  ongoing support with regard to the latest relevant regulatory, technical and accounting considerations impacting executive compensation and executive benefits programs, including proxy disclosure

•                  advice on the comparator group for benchmarking compensation

•                  preparation for and attendance at Committee meetings and selected management meetings.

The Committee does not direct Meridian to perform the above services in any particular manner or under any particular method. The Committee approves the annual work plan and all invoices for executive compensation work performed by Meridian. The Committee has the final authority to hire and terminate Meridian as its executive compensation consultant and the Committee evaluates Meridian’s contributions and performance annually.

In addition to the services described above, Meridian assisted in determining a comparator group and gathering market information regarding director compensation in 2011.  This information was used by the Corporate Governance Committee in its determination of the Company’s director compensation for 2011.

Meridian is required to obtain prior approval from the Committee Chair (or his or her delegate) for any material work for the Company or members of management, other than or in addition to compensation services provided for the Company’s directors or executive officers.  In 2011, the only services Meridian provided to the Company or its directors or management were executive and director compensation services.

Executive and director compensation-related fees

The following table lists the fees billed by Meridian and Aon Hewitt for the past two years.

	Aon Hewitt			Meridian
Type of work	2010		2011	2010	2011
Services related to determining director and executive officer compensation ($)	$18,241		n/a	$199,893	$345,877	(2)
All other fees ($)	$180,230	(1)	n/a	Nil	Nil
Total	$198,471		n/a	$199,893	$345,877

(1)   Includes fees for administering our Pulsecheck survey (our survey conducted to gather team member feedback about the Company as a place to work) and benefits consulting.

(2)   Includes fees for a director compensation study and fees for a compensation study relating to certain vice-president and senior vice-president positions completed in 2011 which were not also completed in 2010.

Highlights

Succession planning

Succession planning at TELUS is a robust process that involves a detailed annual review of the pool of potential candidates for each executive position, including the CEO role, by the Board and the Committee with the CEO and Executive Vice-President, Human Resources.  Each year, the Board and the Committee consider and discuss with the CEO and Executive Vice-President, Human Resources, the availability of successor candidates and strength of the succession plan for each executive role, review the pool of candidates identified by the CEO and his assessment of their readiness and capability (immediately or within a certain time period) to assume the role, and the development actions being undertaken to further enhance their readiness. If it is determined that external candidates are needed to strengthen a succession plan, the Company would recruit for a candidate immediately or on an opportunistic basis, depending on need and urgency.  The CEO also presents an emergency candidate for each position. As outlined in its terms of reference, the Committee then approves the succession plan for all executives other than the CEO, and recommends to the Board for approval the succession plan for the CEO.

In addition, the Committee took these actions in 2011 in accordance with its annual work plan:

President and CEO

•                  reviewed and approved the corporate goals and objectives relevant to CEO compensation

•                  reviewed the form and adequacy of CEO total compensation

•                  assessed the performance of the CEO with the input of the Board and reported the results to the Board

•                  reviewed and recommended to the Board for approval the CEO’s compensation, based on the evaluation of his performance and the Committee’s review of the form and adequacy of CEO compensation

•                  reviewed and approved the expenses of the CEO and his office staff.

Executive management

•                  reviewed the degree of stretch in the financial goals on the corporate scorecard for the purpose of objective-setting for compensation purposes, and validated the measures relative to financial reporting

•                  reviewed and recommended to the Board for approval the proposed appointment of individuals as executives and as corporate officers of the Company

•                  reviewed the Company’s compensation philosophy and guidelines for executives by assessing the linkage of executive compensation philosophy and executive incentive plans to the Company’s financial and non-financial performance, support of the Company’s business strategy and alignment with the Company’s employee compensation philosophy

•      reviewed and approved an independent assessment conducted by Meridian of the following key compensation parameters to determine the extent to which they encourage risk-taking and whether there are appropriate mitigating safeguards: pay philosophy and governance, pay mix and balance, incentives and performance measurement, stock-based ownership guidelines, and compensation policies and provisions.  The Committee concluded that our compensation practices do not encourage undue risk-taking

•                  reviewed and approved the selection of a Canadian comparator group for benchmarking executive compensation and the selection of a U.S.-based telecom comparator group for a secondary reference

•                  considered market trends and data, and then reviewed and approved the form and adequacy of compensation for executives other than the CEO

•                  reviewed and approved the size of the performance bonus profit-sharing pool for executives other than the CEO

•                  reviewed the CEO’s evaluation of the performance of individual executives

•                  reviewed and approved the compensation of individual executives other than the CEO, after considering the evaluation and recommendations of the CEO and applying the Company’s compensation principles as described on page 47

•                  received updates on the share ownership of executives relative to target

•                  reviewed and approved a change in pensionable earnings for the purposes of the supplemental retirement arrangements for executives including the CEO to better align pension values with corporate and individual performance.

Equity plans

•                  reviewed and recommended to the Board for approval the annual share option and RSU grants to management (including executives) under the Management Option Plan and the Restricted Stock Unit Plan, respectively, for 2011 performance, specifically taking into account pay-for-performance, affordability and dilution considerations

•                  approved annual grants of restricted stock units to executives (EPSUs) and to management (MPSUs) under the Performance Stock Unit Plan for 2011 performance.  In 2011, the Performance Stock Unit Plan was amended to change its name and to allow for the issuance of MPSUs

•                  reviewed and recommended to the Board for approval the replenishment of a discretionary pool of options and RSUs that the CEO has the authority to grant to non-executive management for reward, retention and recognition purposes, subject to the parameters specified by the Committee and oversight by the Committee

•                  monitored ad-hoc grants under the Restricted Stock Unit Plan and the Management Option Plan to certain non-executive management for reward, retention or recognition purposes

•                  received reports on the status of the option share reserves and monitored long-term incentive awards granted by the CEO under authority delegated to him

•                 reviewed and approved minor changes to the Performance Stock Unit Plan to support the intended tax treatment of EPSUs and MPSUs granted under the Performance Stock Unit Plan.

Governance

•                  reviewed the Committee’s terms of reference including its oversight role over compensation-related risks, and recommended certain amendments to the Corporate Governance Committee, for further recommendation to the Board for approval

•                  reviewed and approved the Committee’s annual work plan

•                  received regular updates from management and the compensation consultant, and considered proposed and new Canadian and U.S. regulatory requirements, as well as evolving best practices on executive compensation matters

•                  received compliance reports on a quarterly basis from the Respectful Workplace Office

•                  considered reports on the Company’s business continuity, including work stoppage, pandemic and disaster recovery plans

•                  reviewed reports on employee health and safety programs and results

•                  approved the annual work plan, budget and fees of the compensation consultant and conducted an annual assessment of its performance

•                  received an overview on clawback provisions and executive compensation governance trends as part of the Committee’s education program

•                  received an annual labour relations update from management

•                  received an annual team engagement update from management

•                  reviewed (and in some cases amended) various executive policies.

Public disclosure

•                  reviewed and approved for publication this report of the Committee, and the compensation discussion and analysis that follows.

EXECUTIVE COMPENSATION AT TELUS

REPORT TO SHAREHOLDERS

To our Shareholders,

At TELUS, we are firmly committed to keeping you informed on the compensation of our executives — what we pay them, how we pay them and why we take the approach that we do. As part of this commitment, our goal is to provide you with information that is clear, relevant and helpful in enhancing your understanding of executive compensation at TELUS and to ensure you have the information you need to evaluate our compensation program.

In order to better understand the interests of our Shareholders and to achieve our goal of providing exceptional disclosure, we are committed to engaging with our Shareholders, shareholder advocacy groups and stakeholders.  Recently, we met with representatives from the Canadian Coalition for Good Governance and Glass Lewis, as well as some of our largest Shareholders, to provide more insight into, and to solicit feedback regarding, our executive compensation practices and disclosure.  For further information regarding our outreach efforts, including a summary of some of the resulting changes we have made to our disclosure this year, see page 31.

Our approach to executive compensation

Our philosophy is to pay for performance.  Actual compensation for executives should have a direct connection to the actual contribution they make to overall business objectives and corporate success. As a result, our compensation program strongly links executive pay to actual performance and aligns compensation with shareholder value.

Building on this approach, we target a full 75 per cent of an executive’s compensation to be in the form of at-risk pay, which includes an annual performance bonus paid in cash, executive performance stock units (EPSUs), restricted stock units (RSUs) and options that are tied to the share price of the Company. Furthermore, the majority of an executive’s at-risk pay is linked to medium-term (EPSUs) and longer-term (RSUs and options) results, with only the annual performance bonus tied to short-term results. The remaining 25 per cent of an executive’s targeted pay is fixed (base salary).

Aligning compensation to corporate strategy

To effectively enhance the growth and profitability of the Company, our executives and the entire TELUS team are focused on the delivery of our national growth strategy and six strategic imperatives (see page 47), which have guided our efforts since 2000. Additionally, each year we establish corporate priorities to further advance our strategy, which, for 2011, are shown in the sidebar.

In 2011, our corporate priorities were to:

•                  Deliver on TELUS’ future friendly brand promise to clients

•                  Optimize TELUS’ leading wireless and wireline broadband networks

•                  Drive market leadership position in the small and medium business and healthcare markets

•                  Continue to improve TELUS’ operational efficiency to effectively compete and fund future growth

•                  Raise TELUS team engagement to the next level and continue to drive the philosophy of “our business, our customers, our community, our team, my responsibility.”

To align executive compensation to our corporate strategy, we incorporate a direct link between an executive’s performance — objectively measured by achievement of our strategic imperatives and corporate priorities — and the resulting compensation, and we create a balance between a short and longer-term view through a mix of compensation elements. See page 47 for more information on linkage and page 50 for more information on compensation mix.

Designing executive compensation that encourages appropriate risk-taking

A key component of our executive compensation program is the comprehensive approach we take to managing risk-taking by our executives. In addition to the many long-standing practices we have in place in this regard, in 2011 the Compensation Committee engaged Meridian to conduct an independent formal assessment of the linkages between pay practices and risk.  The Compensation Committee considered Meridian’s assessment in concluding that our compensation practices do not encourage excessive or inappropriate risk-taking.  See page 48 for further details regarding this assessment.

Highlighted below are some of TELUS’ long-standing practices and inherent design elements of our compensation program that help to manage and mitigate risk in executive compensation.

•                  the mix of short, medium and longer-term compensation encourages executives to take a balanced view and discourages excessive risk-taking or behaviour that is too conservative

•                  the corporate scorecard (with an 80 per cent weighting in determining an executive’s annual performance bonus and EPSU award) contains diverse metrics that balance shorter-term objectives and longer-term sustainable growth

•                  targets for performance metrics in the corporate scorecard are stress tested and generally made more difficult each year to promote continuous stretch and performance improvement year over year

•                  annual performance bonus and EPSU awards can be as low as zero, if minimum threshold levels of all corporate and individual performance are not met, and are capped at 200 per cent where corporate and individual performance objectives are exceeded, to prevent excessive payouts and to act as a disincentive against excessive risk-taking

•                  individual performance objectives are tied to a strong team culture which precludes individual executives from acting unilaterally without clear leadership team knowledge, involvement or approval

•                  EPSU (medium-term) awards are linked to share price performance and reduced if the share price declines during a performance year (but are not increased in a corresponding manner if the share price increases during a performance year)

•                  the largest component of pay is in the form of long-term incentives (approximately 50 per cent at-target) that focuses on our longer-term success and mitigates excessive short-term risk-taking.  The size of these incentives is linked to performance and can range from zero for an executive with a low PVAAM rating to an amount that would put the total direct compensation at or near the 75th percentile of the comparator group for an executive who is determined to be a crucial resource to the Company based on his or her PVAAM rating

•                  long-term incentives are granted on an annual basis, based on performance, to encourage consistent performance year over year and to prevent varying performance that might be intended to maximize a multi-year award.

We also prohibit TELUS’ Board of Directors, officers, executives and other senior managers from engaging in short selling or trading in puts, calls or options in respect of TELUS securities. In 2011, we expanded this prohibition to include all forms of hedging and monetization of equity awards before vesting.

Highlights of 2011 performance and CEO compensation and pay

For TELUS, 2011 was a year of many notable successes including delivering strong total shareholder return; achieving impressive client net additions leveraging our strategic investments in wireless and wireline broadband networks; renewing or securing numerous significant enterprise and public sector contracts; advancing our Customers First philosophy including realizing a seven percentage point increase in the likelihood of our consumer customers to recommend our products and services to others; reaching a new, five-year collective agreement with the Telecommunications Workers Union (TWU) supporting approximately 11,250 team members; and realizing an outstanding increase in employee engagement.

TELUS’ consistent strategy, high-performing and engaged team, growth-oriented asset mix and commitment to operational excellence, combined with the benefits of strategic investments in our networks, are evidenced by the Company’s financial performance in 2011.  Revenue growth of six per cent resulted primarily from higher wireless network revenue driven by subscriber growth and increased average revenue per subscriber unit per month, as well as from wireline data revenue growth.  Earnings per share growth of 15 per cent was primarily driven by higher operating income, reduced financing costs and lower income tax rates.  TELUS’ Common Share price increased from $45.48 at the end of 2010 to $57.64 at the end of 2011, representing a 26.7 per cent increase in shareholder value. In addition, Shareholders saw $2.205 of dividends declared per Share in the same period resulting in a total return including reinvested dividends of approximately 32 per cent.

Compensation for 2011 reflected solid corporate performance. The many successes noted above were offset however by shortfalls primarily in free cash flow due to higher than expected capital expenditures and below target earnings per share, which resulted in a corporate scorecard multiplier of 0.82 compared to 0.94 for 2010. Mr. Entwistle’s total direct compensation for 2011 was $8,689,206 compared to $9,012,994 in 2010. The change in total direct compensation reflects that in 2010 Mr. Entwistle received a special recognition award of $1,000,000 paid in cash and RSUs, which he did not receive in 2011. It also reflects the following compensation changes in 2011 compared to 2010: (i) a long-term incentive grant increase in the amount of $500,000, (ii) a base salary increase of $75,000, and (iii) annual performance bonus and EPSU grant increases of $50,606 each. He invested his 2011 after-tax base salary in TELUS Shares, and is doing so again for the third consecutive year in 2012.

Mr. Entwistle’s total compensation for 2011 increased by $250,596 or 2.5 per cent over 2010, while Shareholders benefitted from a 32 per cent total return for the year. The 2.5 per cent increase in total compensation resulted substantially from the factors noted above relating to the change in Mr. Entwistle’s total direct compensation, as well as an increase in pension value by $573,000 in 2011. Over the period of 12 years, under the leadership of Mr. Entwistle, TELUS holds the top position globally on the MSCI World Telecom Index for incumbent telecommunications companies with a total return of 152 per cent (including reinvested dividends).

The following graph shows a comparison of Mr. Entwistle’s total compensation for 2007 through 2011.

(1)          Includes the EPSU grant which was awarded in cash from 2007 to 2011.

Further details on the compensation paid to Mr. Entwistle and our other NEOs are available starting on page 59. Overall, the NEOs’ total compensation increased 4.7 per cent this year, well below the total shareholder return of approximately 32 per cent.

Commitment to communication

As part of our commitment to provide you with complete and relevant information regarding our executive compensation program, the following pages contain a much more detailed look at the methodologies we use and the actual pay our executives receive. We invite you to review the following sections to gain a greater understanding of our executive compensation program, and to give direct feedback to your Board at board@telus.com.

Sincerely,

“Charlie Baillie”
Charlie Baillie
Chair, Human Resources and Compensation Committee,
On behalf of the TELUS Board of Directors

COMPENSATION DISCUSSION AND ANALYSIS

The following is a discussion of TELUS’ executive compensation program. It includes information relating to our philosophy and approach to executive compensation, the methodologies and market research we use in determining compensation and the actual compensation paid to executives for their 2011 performance.

Board oversight

The Compensation Committee is responsible for reviewing and approving the compensation arrangements of all executives other than the CEO, and for reviewing and recommending to the Board for approval the compensation arrangements of the CEO.

Compensation philosophy

TELUS is a strong proponent of paying for performance. We have a clear and direct linkage between compensation and the achievement of business objectives — in the short, medium and long term — by providing an appropriate mix of fixed versus at-risk compensation, and immediate versus future income linked to the Company’s Share price performance.

A key mandate of the Compensation Committee is to maintain an executive compensation program that supports the achievement of three objectives:

•                  to advance the business strategy of the Company

•                  to enhance the growth and profitability of the Company

•                  to attract and retain the key talent necessary to achieve the business objectives of the Company.

The Compensation Committee utilizes both a market-based and a performance-based approach to compensation. An executive’s compensation is based on his or her personal performance, together with corporate performance and competitive market compensation data.

Alignment to corporate strategy

Our national growth strategy, which was developed in 2000 and is still relevant today, is founded on our strategic intent — to unleash the power of the Internet to deliver the best solutions for Canadians at home, in the workplace and on the move. Guiding our efforts are six strategic imperatives, which have also been in place for more than a decade:

•                  building national capabilities across data, Internet protocol (IP), voice and wireless

•                 focusing relentlessly on the growth markets of data, IP and wireless

•                  providing integrated solutions that differentiate TELUS from our competitors

•                  partnering, acquiring and divesting to accelerate the implementation of our strategy and focus our resources on our core business

•                  investing in internal capabilities to build a high-performance culture and efficient operation

•                  going to market as one team, under a common brand, executing a single strategy.

In addition, each year we establish corporate priorities to advance our national strategy. For 2011, these priorities were to:

•                  deliver on TELUS’ future friendly brand promise to clients

•                  optimize TELUS’ leading wireless and wireline broadband networks

•                  drive market leadership position in the small and medium business and healthcare markets

•                  continue to improve TELUS’ operational efficiency to effectively compete and fund future growth

•                  raise TELUS team engagement to the next level and continue to drive the philosophy of “our business, our customers, our community, our team, my responsibility”.

Our 2011 corporate scorecard metrics (see page 60) and personal performance objectives of our executives (see page 61) are directly linked to achieving these objectives.

Risk versus reward

Our compensation program incorporates many long-standing elements that are intended to ensure our compensation practices do not encourage excessive or inappropriate risk-taking.  For example:

•                  our mix of short, medium and longer-term compensation encourages executives to take a balanced view and mitigates against excessive risk-taking or behaviour that is too conservative

•                  at-target, only 12.5 per cent of an executive’s pay (annual performance bonus) is tied to short-term results, while 50 per cent is tied to long-term incentives (RSUs and options)

•                  the annual performance bonus and medium-term incentives (EPSUs) are directly linked to, and determined by, corporate performance (as measured by the corporate scorecard) and individual performance

•                  targets for performance metrics in the corporate scorecard are stress tested and generally made more difficult each year to promote continuous stretch and performance improvement year over year

•                  EPSU (medium-term) awards are linked to share price performance and are reduced in proportion to a decline in share price during a performance year (but are not increased in proportion to an increase in share price during a performance year)

•                  annual performance bonus and EPSU award payouts can be as low as zero, if minimum threshold levels of corporate and individual performance are not met, and are capped at 200 per cent where corporate and individual performance objectives are exceeded, to prevent excessive payouts and to act as a disincentive against excessive risk-taking

•                 individual performance objectives are tied to a strong team culture which precludes individual executives from acting unilaterally without clear leadership team knowledge, involvement or approval

•                  long-term incentive awards can range from zero for an executive with a low PVAAM rating, to an amount that would place the total direct compensation (base salary + annual performance bonus + EPSU awards + RSU/option awards) at or near the 75th percentile of the comparator group for an executive who is determined to be a crucial resource to the Company based on his or her PVAAM rating

•                  we require all of our executive vice-presidents to own at least 1x their annual base salary in Shares and the CEO to own at least 3x his annual base salary in Shares. Options, EPSUs and RSUs are not included in the calculation of an executive’s share ownership

•                  long-term incentives are granted on an annual basis, based on performance, to encourage consistent performance year over year and to prevent behaviour that might be intended to maximize a multi-year award.

The Board maintained its strong focus on risk oversight in 2011 by considering the results of an extensive review that was conducted in three parts starting in 2010:  an assessment of the adequacy of the Board’s framework for risk oversight, an assessment of the key enterprise risks and an in-depth risk analysis of our executive compensation programs.  As a result of this review, in 2011, the Board formally expanded the Compensation Committee’s risk oversight activities by amending its terms of reference to include a mandatory annual review of the linkage between our pay practices and risk.  In 2011, this assessment was conducted by the Committee’s independent consultant, Meridian, who concluded that there are appropriate measures in place to mitigate or balance any potential for undue risk-taking.  Meridian based its assessment on a scorecard that reviewed 47 dimensions across the following five categories:

•                  pay philosophy and governance

•                  pay mix and balance

•                  incentives and performance measurement

•                  stock-based ownership guidelines

•                  compensation policies and provisions.

After considering the results of the assessment, the Compensation Committee did not identify any risks arising from the Company’s compensation policies and practices that would be reasonably likely to have a material adverse effect on the Company.

Engagement with Shareholders and stakeholders

We are committed to listening to our Shareholders and to providing clear, helpful and thorough disclosure regarding our pay practices.  In this regard, the Chair of the Compensation Committee recently met with representatives of the Canadian Coalition for Good Governance and Glass Lewis to discuss the Company’s executive compensation and governance practices.  Also during the year, our Executive Vice-President, Human Resources met directly with some of our largest Shareholders.  We believe these efforts are important in allowing us to fully understand the interests of our Shareholders and to facilitate a deeper understanding of our approach to executive compensation.  For more information regarding our corporate governance initiatives in 2011, including Shareholder and stakeholder engagement, see page 30.

Changes to compensation in 2011

Management performance stock units

In 2011, we further enhanced the alignment of compensation to Shareholders’ interest by encouraging our senior managers below the executive level (senior vice-president, vice-president, and director level employees) to commit to meeting share ownership targets (see page 66).  In consideration, managers are eligible for annual grants of medium-term restricted stock units called management performance stock units or MPSUs.  The size of MPSU grants is based on annual target amounts established by the CEO for each job level.  We expect these targets to range from $10,000 a year for directors to $50,000 a year for senior vice-presidents, introduced gradually over a three-year period.  The actual awards for individual managers are then adjusted up or down from the target based on their weighted corporate and individual performance multipliers for the performance year, in the same way that their annual performance bonus is adjusted.  This way, actual MPSU awards can range from zero for substandard performance to no more than 200 per cent of the target amount for exceptional performance.  MPSUs are awarded under the Performance Stock Unit Plan and are substantially similar to EPSUs, except that MPSU awards are not subject to reduction for any decline in share price during the performance year.  MPSUs vest at a rate of one-third every year over a period of just under three years.  If share ownership targets are not met within the required timeframes, or thereafter are not maintained, individual managers will not be eligible to receive an award of MPSUs until the applicable share ownership targets are achieved.

Profit-sharing pool

In 2011, the Compensation Committee and the Board approved an increase in the size of the profit-sharing pool on which our annual performance bonus is based.  The pool is based on a percentage of earnings before interest and taxes (EBIT). For 2011, the pool was set at 7.25 per cent of EBIT, increased from 6.5 per cent in 2010.

We introduced the use of a profit-sharing pool in 2010, which results in target payouts that are lower than under the methodology that was previously used, and applies to the entire TELUS team, including our executives and the CEO. It was designed based on four major tenets:

•                  eliminating the use of business unit scorecards as a component of the annual performance bonus calculation strengthens our goal of having a one-team collaborative culture among team members

•                  linking the size of the annual bonus pool to EBIT ensures that the payout is always affordable

•                  providing a more transparent and easily understandable approach for team members

•                  creating a true profit-sharing mindset across the Company.

We selected EBIT as the measure because we believe it is a fair and accurate representation of TELUS’ profit that team members can help to influence and it measures the effectiveness of our return on capital investments by accounting for depreciation and amortization.

Changes to compensation in 2012

Profit-sharing pool

In 2012, the Board and the Compensation Committee approved an increase in the size of the profit-sharing pool to 8.15 per cent of EBIT.  This increased percentage for 2012 is driven by affordability and investment in the TELUS team.  When this new profit-sharing methodology was established in 2010, it was established with an intent to grow toward target payouts at a value similar to that within the previous methodology over a period of several years.

Executive healthcare benefits

Effective January 1, 2012, the Company has introduced a comprehensive healthcare benefits program for our executive leadership team and their families.  These benefits are intended to assist with the attraction and retention of executives thereby reducing risk to the Company.

TELUS Supplemental Retirement Arrangement amendments

In 2011, the Board approved an amendment to the SRA relating to the way pensionable remuneration is calculated for the CEO and other executives to bring it more in line with current market practice and to better align pension values with corporate and individual performance.  Prior to the amendments, pensionable remuneration was the base salary increased by a fixed percentage which represented the executive’s annual performance bonus.  Effective January 1, 2012, pensionable remuneration is equal to the base salary increased by the actual annual performance bonus paid in cash and in EPSUs, to a limit of 100 per cent of the base salary.  See page 71 for more information regarding the SRA.

Clawback policy

The Compensation Committee reviewed and considered in 2011 the creation and adoption of a formal clawback policy which would allow the Company to recover incentives in certain circumstances where misconduct resulted in an overpayment of incentive compensation. While the Company has not yet adopted a clawback policy, it intends to do so in 2012. The Company recognizes that such policies are consistent with emerging best practices and is closely monitoring legislative developments in this area to assist in determining the most appropriate form and scope for its policy. Of note, the Company has not previously encountered a situation where a compensation recoupment or adjustment would have been required had a clawback policy been in place. In addition, it has been a long-standing practice of the Company, akin to a zero-out policy, that in the event of the termination of an executive for just cause, all unvested options and RSUs are forfeited, and that in the event of the termination of an executive with cause, all unvested EPSUs are forfeited. For more details on the forfeiture of options, RSUs and EPSUs upon termination of an executive, see pages 82, 88 and 90.

Total compensation approach

TELUS takes a holistic approach to executive compensation. A summary of our complete compensation program is shown in the table on page 51.

Key compensation elements

The key components of direct compensation are fixed base salary, which makes up 25 per cent of the executive’s targeted compensation, and variable at-risk compensation, which makes up the remaining 75 per cent. This 25/75 split is in keeping with TELUS’ commitment to pay for performance.  The targeted percentages of annual performance bonus and EPSU awards are further adjusted based on affordability.

The at-risk compensation includes performance bonuses (which reward the executive for annual performance in cash), medium-term incentives (which reward for performance in the medium term during a period of just under three years through EPSUs) and long-term incentives (which are used for retention and reward performance over the long term through RSUs and stock options). The chart below shows the targeted mix of fixed and at-risk compensation.

Also considered as part of the Company’s total compensation program are benefits and perquisites, and retirement benefits.  See page 51 for details.

Total compensation at a glance

Component	Targeted % of total	Description
Direct compensation
Fixed base salary	25.0

Annual base salary — cash

•        Ranges are established for each position based on market with the mid-point of the range being set at the market median. Executives are targeted to be paid at the mid-point.

At-risk compensation	12.5

Annual performance bonus — cash

•        50% of base salary at-target, subject to affordability based on a profit-sharing pool (7.25% of EBIT for 2011 providing an at-target payout that is more reflective of approximately 35% of base salary versus 50%)

•        Tied to corporate and individual performance, with corporate performance given 80% weighting

•        Corporate performance is determined using a corporate balanced scorecard

•        Individual performance is determined by an assessment of performance against individual pre-stated annual objectives

•        Corporate and individual performance metrics can lead to payouts of zero (for substandard performance) to no more than 200% (for exceptional performance)

•        The CEO approves the executives’ individual performance objectives and the Compensation Committee approves the CEO’s performance objectives.

	12.5

Annual medium-term incentive — EPSUs

•        50% of base salary at-target, subject to affordability based on the profit-sharing pool (7.25% of EBIT for 2011 providing an at-target payout that is more reflective of approximately 35% of base salary versus 50%)

•        Determined in the same way as the annual performance bonus, but linked to share price performance — if the share price has declined during the performance year, the target award is reduced by the same percentage that the share price has declined. If the share price has increased during the performance year, there is no corresponding increase to the award

•        EPSUs vest at a rate of one-third every year over just under three years and encourage the executives to drive shareholder value over the medium term.

	50.0

Annual long-term incentive — stock options and RSUs

•        This award typically consists of a mix of stock options and RSUs and has often been divided evenly in terms of dollar value between options and RSUs; for the last two years, however, the annual grant to the CEO and executives has consisted of RSUs for retention purposes

•        Size of grants to executives is differentiated based in part on their performance and potential (performance granting), as measured by their PVAAM, which is based on:

•                            results achieved

•                            leadership

•                            retention risk

•                            value to strategy

•        Size of grant is also determined in part by market benchmarking. See page 52.

•        Options have a term of seven years and cliff-vest after three years from the grant date, which ties payouts to future share price performance

•        RSUs cliff-vest in just under three years, which encourages executives to drive shareholder value over the longer term.

Indirect compensation
Benefits and perquisites		• A competitive executive benefits program including comprehensive annual health assessments for the executives and their spouses • Vehicle, telecommunications benefit and flexible perquisite plan.
Retirement benefits		• Registered defined benefits plan and SRA consistent with market practice • The SRA arrangements for all named executive officers are described on page 71.

Benchmarking

Highlights

•                  we select a Canadian comparator group made up of competitors and companies in other Canadian industries of comparable complexity and size to benchmark compensation ranges and levels.

•                  we also use a U.S.-based comparator group as a secondary reference point.

•                  benchmarking results are size-adjusted and the companies in the comparator groups are updated and reviewed annually by the Compensation Committee.

•                  the comparator groups used in 2011 were unchanged from the comparator groups used in 2010.

Selection of comparator group

Each year, the Compensation Committee reviews and selects a comparator group for benchmarking purposes. The selection of this group is done with input from our compensation consultant and management. The comparator group is made up of competitors of TELUS and companies in other Canadian industries of comparable size to that of the Company and executive positions of similar scope and complexity and with which TELUS would compete for executive talent in the marketplace.  We also aim for the comparator group to include companies with strong financial results and governance practices.  To ensure we do not overestimate competitive practices, benchmarking results are size-adjusted to the Company’s revenues using statistical analysis.

Typically, we consider an appropriate size range for companies included in our comparator groups to be approximately one-third to three times TELUS’ total revenues, depending on the availability of strong industry comparators.  All of the companies comprising our 2011 Canadian comparator group used for benchmarking purposes are within or are close to this range in relation to TELUS’ 2010 annual revenue.  Companies included in the 2011 Canadian comparator group had revenue ranging from $2.8 billion to $35.9 billion (based on 2010 results), with an average of $11.7 billion and a median of $9.0 billion, compared to TELUS’ revenue of $9.8 billion in 2010.

Canadian comparator group used for benchmarking

Agrium Inc.	Research In Motion Ltd.
BCE Inc.	Rogers Communications Inc.
Canadian National Railway Company	Shaw Communications Inc.
Canadian Tire Corporation	Shoppers Drug Mart Corporation
Enbridge Inc.	Suncor Energy Inc.
EnCana Corporation	Talisman Energy Inc.
Finning International Inc.	Teck Resources Limited
Loblaw Companies Limited	TransAlta Corporation
Maple Leaf Foods Inc.	TransCanada Corporation
Quebecor Inc.

The comparator group used in 2011 is the same as the comparator group used in 2010.

Recognizing the increasing competitiveness of the telecommunications industry and the global talent pool used at the executive level, the Compensation Committee also approved the continued use of a U.S.-based telecommunications comparator group as a secondary reference only. This group is not directly used for benchmarking, but serves as a secondary data point in assessing executive compensation against market data.

As noted above, we typically consider an appropriate size range for companies included in our comparator groups to be approximately one-third to three times TELUS’ total revenues, depending on the availability of strong industry comparators.  Other than Verizon Communications, which is a strong industry comparator, the companies included in our 2011 U.S.-based comparator group fall within or very close to this range. The companies included in the 2011 U.S.-based comparator group (unchanged from the previous year) had revenue ranging from U.S.$3 billion to U.S.$106.8 billion based on 2010 results, with an average of U.S.$20.9 billion and a median of U.S.$11.0 billion.

U.S.-based comparator group used as secondary reference for benchmarking

Avaya Inc.	Sprint Nextel Corporation
Brightpoint, Inc.	Telephone & Data Systems, Inc.
CenturyLink Inc.(1)	Time Warner Cable Inc.
Direct TV Group Inc.	Verizon Communications
Qualcomm Inc.	Windstream Corporation
Qwest Communication International Inc. (1)

(1)          CenturyLink Inc. and Qwest Communication International Inc. completed a business combination in April 2011 and the resulting company was retained in the peer group.

Benchmarking process

The Compensation Committee reviews and benchmarks TELUS’ compensation mix and total proposed compensation for its executives against the same in the Canadian comparator group to ensure we are providing competitive compensation. To obtain a secondary reference point, the Compensation Committee then assesses the proposed compensation against the data from the U.S.-based comparator group.

The Compensation Committee also benchmarks and considers against the same Canadian comparator group the value of the other elements of an executive’s total compensation such as benefits, retirement programs and perquisites.

Throughout the process, the Compensation Committee engages and receives expert advice from the compensation consultant who conducts surveys and provides competitive data and market trends, and the Compensation Committee considers any management recommendations that may be offered. The benchmarking data, along with other relevant factors such as internal equity and strategic significance of the role, are used to develop a base salary range and a total compensation target for each executive position, as well as the appropriate mix of benefits and perquisites. In keeping with TELUS’ pay-for-performance approach, actual compensation is measured against the benchmark data but is driven by an executive’s performance.

Components of executive compensation

Base salary methodology

At TELUS, we target base salary at the 50th percentile of the Canadian comparator group. We then make adjustments to individual base salaries that we consider appropriate to recognize the executives’ varying levels of responsibility, prior experience, breadth of knowledge, overall individual performance and internal equity, and the pay practices of companies in the comparator group. The Compensation Committee considers and approves base salaries of the executives, while the Board approves the CEO’s base salary based on the Compensation Committee’s recommendations.

At-risk incentive pay components

At-risk incentive pay consists of three components:

•                  annual performance bonus (cash)

•                  medium-term incentives (EPSU awards)

•                  long-term incentives (RSU and option awards).

The following information outlines how the at-risk components are determined and delivered.

At-risk pay: Annual performance bonus

Methodology

The annual performance bonus is designed to reward the achievement of business objectives in the short term by providing immediate income in cash.  It equals 50 per cent of the annual base salary for at-target performance (subject to affordability) and is calculated based on individual and corporate performance.  To better reflect affordability and continued focus on funding strategic investments, this element of pay is based on a profit-sharing pool.  For 2011, the profit-sharing pool was set at 7.25 per cent of EBIT, providing an at-target payout that is more reflective of approximately 35 per cent of an executive’s base salary versus 50 per cent.

Each executive’s annual performance bonus is determined using the following formula.  Each element in the formula is explained in the steps outlined below.

7.25% of 2011 EBIT	x	Executive’s personal portion of bonus pool	x		Corporate scorecard multiplier 0 to 200%	x	80% (corporate weighting)

+

7.25% of 2011 EBIT	x	Executive’s personal portion of bonus pool	x		Individual multiplier 0 to 200%	x	20% (individual weighting)

Annual performance bonus

To determine the annual performance bonus for each executive, we follow a four-step process:

•                  Step 1: Determine the profit-sharing pool size and each executive’s personal portion of the pool

•                  Step 2: Assess corporate performance as measured by the corporate scorecard results

•                  Step 3: Assess the individual’s performance as measured by his or her results and leadership and

•                  Step 4: Calculate the annual performance bonus award based on the above payout formula.

Step 1:          Determine the profit-sharing pool size and each executive’s personal portion of the pool

At the start of each year, the Board and the Compensation Committee approve the size of the profit-sharing pool for the executives, as a percentage of EBIT, from which the annual performance bonus is paid.  As mentioned, for 2011, we set the profit-sharing pool at 7.25 per cent of EBIT.

Each executive’s personal portion of the 2011 profit-sharing pool is determined by the following formula:

Executive’s 2011 base salary x performance bonus target of 50%
2011 base salary of all eligible participants including the executives x performance bonus target % of all eligible participants including the executives

Step 2:          Assess corporate performance as measured by corporate scorecard results

Corporate performance is measured through the results of TELUS’ corporate scorecard. This is determined at the end of the performance year by rating the extent to which we have met or exceeded our targets for each metric determined at the start of the year. Our 2011 metrics measured achievements in three areas: customer excellence, profitable growth and efficiency and employee engagement.  Please see page 60 for details on the 2011 corporate scorecard and our results.

Setting objectives

The objectives in our corporate scorecard are set each year and approved by the Compensation Committee at the beginning of the year. Financial metrics in the objectives are largely set based on targets that meet or exceed the annual budget approved by the Board.

The key aspects of the target-setting process include:

•                  selecting quantifiable performance metrics that are measurable and auditable

•                  ensuring that, as a general principle, the threshold target for any metric (yielding a 0.5x multiplier) must exceed the actual result on that metric in the previous year. The target (yielding a 1.0x multiplier) for any budget-related metric is generally set at or above the corresponding number in the corporate budget approved by the Board

•                  stress-testing the current year’s targets against the prior year’s scorecard to determine year-over-year continuous improvement. When the actual results from 2010 were used to calculate the 2011 corporate scorecard multiplier for stress test purposes, the multiplier was well below 0.5x (whereas the 2010 corporate scorecard multiplier was 0.94x)

•                  ensuring that targets and stretch targets to determine when these objectives have been met or exceeded are clearly set out in the corporate scorecard

•                  ensuring all performance metrics are tied to the Company’s strategic imperatives and corporate priorities as outlined on page 47.

Step 3:          Assess the individual’s performance as measured by results and leadership

Individual performance is measured against personal objectives of that executive as well as the display of leadership skills by that executive (the personal performance objectives).

The personal performance objectives of the CEO consist of strategic and operational objectives that support TELUS’ 2011 corporate priorities (as described on page 44) plus any other goals that may be set by the Compensation Committee.

The personal performance objectives of each executive support the personal performance objectives of the CEO and primarily consist of the strategic and operational objectives from the CEO’s performance objectives that relate to the business unit led by that executive, plus other goals that are set by the CEO.

The CEO assesses the personal performance results achieved by each executive and his or her leadership. The Compensation Committee, with input from the Board, assesses the personal performance results achieved by the CEO and his leadership. Input from each Board member regarding the CEO’s performance is obtained by the Chair of the Compensation Committee, who invites each member, approximately ten days before the meeting of the Compensation Committee where members will assess the performance of the CEO, to provide him with their comments or observations in writing regarding the CEO’s performance.  In particular, feedback is requested with respect to each of the four categories of PVAAM: results achieved, leadership, retention risk and value to strategy.  Information on how to assess each such category is given to each Board member.  See page 57 for further details regarding PVAAM.

Step 4:          Calculate the annual performance bonus based on the payout formula

In the fourth step, the Compensation Committee reviews the CEO’s assessment of each executive’s performance, along with his recommendations on incentive payments, and determines the annual performance bonus of each executive using the formula on page 54. The Compensation Committee, with input from the Board, assesses the personal performance results achieved by the CEO and his leadership.  Based on this assessment along with corporate results, the Compensation Committee recommends to the Board for approval the annual performance bonus of the CEO, also based on the formula on page 54.

The weight that corporate versus individual performance has in determining a team member’s annual performance bonus depends on the individual’s organizational level and ability to influence the Company’s overall performance.  In the case of the executives, including the CEO, the weightings are 80 per cent on the corporate component and 20 per cent on the individual component.

Payout on corporate or individual performance can range from zero for substandard performance to a maximum of 200 per cent for exceptional performance. This approach ensures that the at-risk incentive pay reflects actual performance and requires truly outstanding results to deliver payments exceeding the target award.

At-risk pay: Medium-term incentives (EPSUs)

Methodology

Medium-term incentives are paid in the form of EPSUs under the Performance Stock Unit Plan. EPSUs are designed to reward the achievement of our business objectives in the medium term (up to three years)

by providing future income that is linked to share price performance. This is achieved by pegging the value of EPSUs to the value of Non-Voting Shares and paying them out over approximately three years on a schedule pursuant to which one-third of the EPSUs vest each year.  To further align the interests of the executives with those of the Shareholders, this award is linked to Non-Voting Share price performance.

To determine this award, we start with the amount of the annual performance bonus and apply the following formula:

The dollar value of the annual performance bonus
EPSU award =	the higher of TELUS Non-Voting Share price(1) at the beginning of the year OR at year-end

(1)          Determined using the weighted average price of the Non-Voting Shares of the Company listed on the TSX for the 15 trading days immediately preceding either January 1 or December 31 of the immediately preceding fiscal year, whichever is higher.

Therefore, any decline in the value of Non-Voting Shares of the Company over the performance year directly reduces the value of the executive’s EPSU award, despite the fact that performance objectives for the year may have been met. If an executive resigns, all unvested EPSUs are forfeited. See page 88 for a description of the key terms of the Performance Stock Unit Plan.

The Compensation Committee approves EPSU awards to executives annually, following its review of the CEO’s assessment of each executive’s performance, while the EPSU award to the CEO is approved by the Board annually upon the recommendation of the Compensation Committee.

In the event that the proposed Arrangement is completed, the value of the EPSUs will be pegged to the Common Share price and linked to Common Share price performance.  See page 101 for details regarding proposed changes to the Performance Stock Unit Plan.

At-risk pay: Long-term incentives (RSU and option awards)

Methodology

Long-term incentives are awarded in the form of options and RSUs granted under the Management Option Plan and the Restricted Stock Unit Plan, respectively. The options and RSUs are designed to promote retention and reward the achievement of business objectives in the longer term (three years and beyond) by providing future income that is linked to share price performance.  Our long-term incentives are performance granted, as the size of the awards is differentiated based on individual executives’ current performance and future potential.

The key aspects of determining the long-term incentives are as follows:

•                  They are generally provided in the form of options that have a seven-year term and cliff-vest three years from the grant date, and RSUs that typically cliff-vest in just under three years.

•                  The value of options and RSUs is, in each instance, pegged to the value of the Non-Voting Shares.  In the case of options, these are granted at an exercise price not less than the market value of the Non-Voting Shares at the time of the grant, determined in accordance with the Management Option Plan.  RSUs are awarded based on the market value of the Non-Voting Shares at the time of grant, determined in accordance with the Restricted Stock Unit Plan. See page 88 for further details.  In the event that the proposed Arrangement is completed, the value of the options and RSUs will be pegged to the Common Share price and linked to Common Share price performance.  See page 101 for details regarding proposed changes to the Restricted Stock Unit Plan and the Management Option Plan.

•                  The size of these awards is based on an executive’s current (past year) performance and future potential, as measured using the Company-wide PVAAM, in conjunction with competitive market compensation benchmark information.  The Compensation Committee also takes into account option grants made in the previous three years and the vesting schedule of such grants when considering whether to make new option grants and the size of such grants.  The Compensation Committee considers the number of unvested long-term incentives in place to understand retention risk and as a comparator for granting future long-term incentives that are based on performance.

PVAAM is an assessment tool used to evaluate each employee’s, including each executive’s, individual current (past-year) performance and future potential.  Executives are evaluated in the four categories described in the table below — results achieved, leadership, retention risk and value to strategy — and are awarded a score from one to five in each of the four categories.

PVAAM

Performance		Potential

Results achieved The extent to which the executive has achieved results based on personal performance objectives	Leadership The extent to which the executive has exhibited leadership skills (through living and championing the TELUS values)	Retention risk The likelihood and potential cost and impact of a departure by the executive	Value to strategy The value that the executive brings to achieving TELUS’ strategy

A score of five in either of the two performance categories (results achieved and leadership) would indicate that performance was well above average, with the remaining scores, four to one, representing performance that was above average, average, below average or well below average, respectively.

In the retention risk category, an executive is awarded a score based on the following considerations:

•                  departure risk, or the likelihood of the executive leaving the Company

•                  opportunities in the internal or external market or how sought after the skill set or experience of the executive is in the marketplace relative to his or her peers

•                  how easily replaceable the skill set or experience of the executive is from the marketplace relative to his or her peers

•                  how costly it would be to replace the executive relative to his or her peers.

A score of five would indicate that retention risk is very high, with scores from four to one, respectively, indicating that retention risk is high, medium, low or very low.

In the value to strategy category, an executive is awarded a score from one to five as a measure of the executive’s potential for growth and strategic contribution.  The following factors, relative to the executive’s peers, are considered:

•                  the expertise of the executive in his or her current role or discipline

•                  the capacity of the executive to take on broader assignments in his or her current role

•                  the capacity of the executive for promotion

•                  the ability of the executive to lead or mentor others beyond the expectations of his or her current role

•                  the ability of the executive to apply strategic thinking beyond the expectations of his or her current role

•                  the ability of the executive to actively integrate his or her work with other initiatives across the business

•                  the ability of the executive to apply a higher level of decision making beyond the expectations of his or her current role.

A score of five would indicate the executive has a very high value to the realization of the Company’s strategy over the years ahead, with scores from four to one, respectively, indicating that the executive’s value in respect of the Company realizing its strategy over the years ahead is high, medium, low or very low.

The total score received by an executive as a result of these evaluations is then used to determine in which PVAAM category the executive will be placed.  The five PVAAM categories are as follows:

PVAAM category	Total score
Crucial resource	18-20
Key player	16-17
Highly valuable contributor	14-15
Solid talent	12-13
Build capabilities/performance manage	less than 12

The amount of any long-term incentive awards paid to executives including the CEO will be aligned with our overall compensation philosophy, which is that compensation should be both performance-based and market-based.  The following model is used for granting long-term incentives, based on individual performance and potential and market position relative to total direct compensation (base salary + annual performance bonus + EPSU awards + RSU/option awards).

PVAAM category	Total direct compensation (Percentile of comparator group)
Crucial resource	At or about the 75th percentile
Key player	At or about the 60th percentile
Highly valuable contributor	At or about the 50th percentile
Solid talent	Below the 50th percentile
Build capabilities/performance manage	n/a

Awards can range from zero for executives with a PVAAM rating of below twelve to an amount that would put the total direct compensation of the executive at or near the 75th percentile of the comparator group for an executive who is a crucial resource to the Company.  In this regard, TELUS long-term incentive awards are performance (and potential) differentiated and granted, which the Company and its Board deem to be a leading practice relative to long-term incentives that are granted based only on market benchmarks and performance-vesting.  Our practice provides for performance-based differentiation as a result of corporate and individual performance.

For the CEO, option and RSU grants require Board approval upon the recommendation of the Compensation Committee.  For executives other than the CEO, the CEO first recommends to the

Compensation Committee the total value of options and RSUs to be granted to each executive, and the Committee, after considering the CEO’s recommendation, then recommends to the Board the total value of options and RSUs to be granted in the aggregate to all executives.

Annual grants of options and RSUs to non-executive management are also determined in the same manner as for the executives other than the CEO.

At-risk pay - Other considerations

As described above, our compensation practices are robust and formulaic and involve the consideration of a number of internal and external performance measures consistent with our pay-for-performance philosophy.  The Compensation Committee retains the authority to supplement or reduce compensation determined by our formulaic practices in exceptional circumstances.  We believe that this authority is critical to ensuring that final awards are able to account for unique, exceptional contributions and/or circumstances (such as an abnormally heightened retention risk or negative economic outlook).

The Compensation Committee has used this authority in the past to address unique, exceptional contributions and/or circumstances. For instance, in 2009, Eros Spadotto was granted a special award of $1,050,000, to be paid over a three-year period, for his outstanding leadership on the development and building of our high-speed packet access (HPSA) wireless broadband network, which the Compensation Committee considered a highly significant achievement. The completion of this project enhanced TELUS’ competitive position in the critical wireless market, enabling greater access to devices highly sought after by customers (such as the iPhone); providing the ability to offer global roaming to our customers; and creating exceptional cost efficiencies through a network sharing arrangement. In 2010, Darren Entwistle was granted a special award of $1,000,000 to recognize over a decade of exemplary leadership of the Company. During Mr. Entwistle’s tenure as CEO, TELUS has become a top performing telecommunications company worldwide in respect of total shareholder return.  Over the period of slightly more than 11 years to early 2011 when this special award was finalized as part of Mr. Entwistle’s 2010 compensation, TELUS held the top position among incumbent telecommunications companies as measured by the MSCI World Telecom Index with a total return of 106 per cent (including reinvested dividends). The Compensation Committee and the Board determined that these examples of unique, exceptional contributions each merited a special award in supplement to our formulaic award granting process.

Another example of the Compensation Committee exercising this authority occurred for the 2009 compensation year, when the individual performance multipliers and long-term incentive awards for all executives, as determined by our robust and formulaic practices, were reduced by 40 per cent and 10 per cent respectively to account for modest corporate performance in the midst of the global recession.

In 2011, this authority was not exercised.

At-risk pay — 2012 grants

In light of the Arrangement being proposed and its impact on Non-Voting Shares, the Board decided to postpone the grant date of the 2012 annual award of long-term incentives from the end of February 2012 until May 23, 2012, after the results of the vote on the Arrangement are known and, if approved, until after the Effective Time of the Arrangement.  The vesting times were also postponed.  The RSUs granted at such time will vest on February 27, 2015 while the EPSUs granted at such time will vest in three equal annual instalments on March 31, 2013, March 31, 2014 and February 27, 2015.  Options will vest on May 23, 2015.

However, even though the grant date was postponed, the dollar amounts of the grants were approved at the February 2012 meetings of the Compensation Committee and the Board since such amounts are based on 2011 performance.  These dollar amounts will be translated into RSUs based on a grant date of May 23, 2012 and the weighted average share price for the five-day period preceding the grant date, in accordance with the formula provided in the applicable plan. These dollar amounts for each NEO appear in the Summary compensation table for the year 2011 on pages 68 and 69.

2011 actual compensation paid to NEOs

Named executive officers

The NEOs for 2011 are:

•                  Darren Entwistle, President and CEO

•                  Robert McFarlane, Executive Vice-President and CFO

•                  Joe Natale, Executive Vice-President and Chief Commercial Officer

•                  Eros Spadotto, Executive Vice-President, Technology Strategy and Operations

•                  Josh Blair, Executive Vice-President, Human Resources

2011 actual compensation mix

Compensation element and mix at target	Provided as	2011 actual for entire executive team (as a percentage of total direct compensation)
Annual long-term incentive 50% of total direct compensation (at risk)	RSUs	69.7%
Annual medium-term incentive 12.5% of total direct compensation (at risk)	EPSUs	5.9%
Annual performance bonus 12.5% of total direct compensation (at risk)	Cash(1)	5.9%
Annual base salary 25% of total direct compensation (fixed)	Cash(1)	18.5%

(1)          In the case of Mr. Entwistle, he took his after-tax salary in Common Shares and his EPSUs were paid in cash.

Overall total direct compensation for the executive team was below the 75th percentile of the market despite our executive compensation philosophy of targeting total direct compensation (base salary and all at-risk compensation) at or about the 75th percentile of the selected comparator group where performance warrants. Given the substantial investments made in 2008 and 2009 in our wireline and wireless networks as well as wireless spectrum for future growth and increased competitiveness, and due to the impact of the recession on financial performance, the Company established a profit-sharing pool in 2010 that introduced an affordability component in the annual performance bonus payout and EPSU payout.  This design reflected the need for prudent cost control while we began to leverage the potential of our new networks and weathered the recession.  EBIT performance in 2011 improved relative to 2010, and it is anticipated that future profitable growth to be realized from these capital investments should see overall compensation increase over time and become more in line with our stated philosophy and mix at-target.  Please see page • for further details.

2011 actual base salary compensation

The base salaries of the CEO and the other NEOs were increased effective April 1, 2011 as follows:

•	Darren Entwistle	from $1,225,000 annually to $1,325,000 annually
•	Robert McFarlane	from $500,000 annually to $550,000 annually
•	Joe Natale	from $700,000 annually to $750,000 annually
•	Eros Spadotto	from $475,000 annually to $500,000 annually
•	Josh Blair	from $375,000 annually to $425,000 annually

Mr. Entwistle’s and Mr. McFarlane’s base salary increases were in line with the market median for their positions and were the first increases to their base salaries since 2007 and 2006, respectively.

Mr. Spadotto’s base salary increase was also in line with the market median for his position and reflects the strategic significance of his role.  His last base salary increase was in 2010.  Mr. Natale’s base salary is slightly above median, which reflects the broad and important scope of the business unit he leads.  His last base salary increase was in 2010 when he assumed leadership of the combined business and consumer customer unit.  Mr. Blair’s base salary is slightly below the market median in light of his recently expanded role.  His last base salary increase was in 2010 after he assumed responsibility for additional functions within the organization, including corporate communications, media relations and community investment and engagement.  See the Executive compensation summary table on pages 68 and 69.  Overall, the base salaries paid to the executive team were at the 50th percentile of the selected comparator group.

To demonstrate his belief in and commitment to the future growth potential of the Company, Mr. Entwistle invested his 2011 base salary net of taxes and withholdings in Shares.  He announced in November 2011 that he would similarly invest his 2012 base salary in Shares for the third consecutive year.

2011 actual at-risk compensation

2011 corporate performance metrics and results

The following chart describes the corporate performance metrics and results that made up the 2011 corporate objectives.  A number of these metrics are both company-specific and industry-relative — for example, client churn and gross subscriber additions targets will only be achieved if the Company outpaces its competitors.

Achieving performance at target would result in an overall multiplier of 1.0. Individual performance metrics and results for each NEO are discussed starting on page 61.

Objectives	Performance metrics	Weighting	2011 targets (1.0x)	2011 results	Quadrant multiplier
Customer excellence	Gross subscriber additions index (wireless and broadband) (1)	50%	1.00	0.89	Objectives partially met, resulting in a quadrant total of 0.48

	Client churn index (wireless and		1.00	1.10

Objectives	Performance metrics	Weighting	2011 targets (1.0x)	2011 results	Quadrant multiplier
	broadband)(1)
	Client excellence leadership index(1)		1.00	0.87
Profitable growth & efficiency	Free cash flow(2)	40%	$1,202M	$997M	Objectives partially met, resulting in a quadrant total of 0.14

	Earnings per share(3) (EPS) excluding tax-related adjustments		$4.01	$3.79
TELUS Team	Team member engagement measured through confidential feedback	10%	60%	70%	Objective exceeded, resulting in a quadrant total of 0.20
Corporate scorecard multiplier					0.82

(1)	Internally developed indices made up from a composite of various benchmarks and standards, to measure our ability to attract and retain customers.
(2)

For the purpose of the scorecard payout, free cash flow is calculated consistent with the Company’s 2011 audited consolidated financial statements as defined in Section 11.2 of the Management’s discussion and analysis in the TELUS 2011 annual report.

(3)

For the purpose of the scorecard payout, the EPS result was derived from EPS — basic as reported in the Company’s 2011 audited consolidated financial statements and in Section 1.4 of the Management’s discussion and analysis in the TELUS 2011 annual report. EPS was normalized (adjusted upward) by $10 million or $0.03 for the loss booked from the planned divestiture of TELSK, a non-core asset. Given this is a divestiture of a non-core asset, the EPS loss was backed out for the purposes of assessing and rewarding performance.

We have not made any substantive changes to the primary components of the corporate scorecard (EPS, free cash flow, and certain operational metrics on churn, customer additions, project performance and team engagement) for the last several years. These metrics, however, are made more difficult each year as corporate scorecard thresholds (resulting in 50 per cent of the target payout) are generally set to exceed the previous year’s actual results.  Furthermore, we test new scorecard targets by running them through the previous year’s results to ensure there is a year-over-year improvement in productivity.  We compared the 2011 TELUS corporate scorecard targets with the actual results for 2010, which yielded a multiplier well below 0.5 (in contrast to the 2010 corporate scorecard multiplier which was 0.94).  The increased difficulty in these metrics shows in the corporate scorecard results.  In 2010, the corporate scorecard yielded a multiplier of 0.94 while in 2011 we achieved a multiplier of 0.82, notwithstanding a significant improvement in the Company’s performance.

TELUS has had a standard practice in place since 2009 whereby the Chair of the Audit Committee and the Chair of the Compensation Committee review the corporate scorecard approximately one week in advance of their respective quarterly meetings and conduct a line-by-line reconciliation of the corporate scorecard metrics and results with the quarterly financial results. This promotes transparency as any proposed changes to the corporate scorecard for pay purposes are subject to this review.

The 2011 corporate and individual performance results, and the resulting impact on the value of the annual performance bonuses and EPSU awards (medium-term incentives) to all executives are summarized in the table below.

	Corporate scorecard	Individual performance	Bonus award as % of base salary	EPSU award as % of base salary
At-target performance	1.0	1.0	50%	50%
Actual 2011 performance results	0.82	Averaged 1.50	Averaged 32.2%	Averaged 32.2%

The overall annual performance bonus for all executives ranged from 28.9 per cent to 34.2 per cent of their base salaries, compared to at-target performance of 50 per cent.

Details for each component (annual performance bonuses, EPSU grants, option and RSU grants) that were awarded to each NEO are outlined below.

At-risk pay - Darren Entwistle, President and CEO

Individual performance

In assessing Mr. Entwistle’s individual performance, the Board and Compensation Committee consider the Company’s objectives and results achieved, Mr. Entwistle’s demonstrated leadership and any other factors that they consider relevant. See page 55 for details regarding the process followed by the Compensation Committee to obtain input from each Board member on the CEO’s performance.

In considering the Company’s achievements, the Compensation Committee reviews the personal performance objectives of the CEO which are the strategic and operational metrics that guided us in carrying out our 2011 corporate priorities.  The CEO uses these metrics (akin to an operating plan) to report to the Compensation Committee on performance each quarter, and he shares these objectives with individual executives based on their portfolios. These metrics are also tied to targets and stretch targets and, like the corporate scorecard metrics, generally require improvements year over year.

As indicated previously, 80 per cent of the CEO’s bonus and EPSU award is based on the corporate scorecard. The remaining 20 per cent is based on the evaluation by the Compensation Committee and the Board of the CEO’s personal performance which, in turn, depends on the achievement of his personal performance objectives (the metrics referred to above) as well as the assessment of his leadership and of other strategic considerations. The metrics that comprise part of the individual component are largely operational in nature, and therefore highly sensitive. In our view, disclosure of slightly over half of these metrics (51 per cent) would seriously prejudice our Company in the intensely competitive market in which we operate, as they contain information valuable to our competitors regarding the Company’s 2011 and future financial, marketing and operating plans. As a result, we are relying on an exemption available under applicable securities laws from the requirement to disclose some of these metrics on the basis that their disclosure would seriously prejudice the Company’s interests. The undisclosed metrics represent approximately 10 per cent of all of the corporate and individual factors used to determine the CEO’s bonus and EPSU award. We are able to disclose a subset (49 per cent), as shown in the following table.

Wireless EBITDA (excluding restructuring costs)	$2.188 billion, which did not meet the more stringent personal performance objective but was within the publicly disclosed target range of $2.15 to $2.25 billion, including restructuring costs
Wireline EBITDA (excluding restructuring costs)	$1.625 billion, which did not meet the more stringent personal performance objective but was within the publicly disclosed target range of $1.525 to $1.625 billion, including restructuring costs
Wireless margin on network revenue	43.39%, which was below the personal performance objective of 45.58%
Wireline margin	31.87%, which was below the personal performance objective of 32.2%
EPS	$3.76 (as reported), which did not meet the more stringent personal performance objective of $4.01 but was within the publicly disclosed target range of $3.50 to $3.90

(see footnote 2 on page 60)
Free cash flow	$997 million, which was below the personal performance objective
Incremental EBITDA savings from operational efficiency program	$54.7 million (normalized for the positive EBITDA impact of a real estate consolidation with more favourable results than anticipated), which exceeded the personal performance objective
Wireless gross additions	1.798 million, which was in line with the personal performance objective (see footnote 1 on page 60)
Wireless ARPU (average revenue per unit)	$59.10, which exceeded the personal performance objective
Wireless churn	1.68%, which was slightly less favourable than the personal performance objective
Network access line loss	-3.90%, which significantly exceeded the personal performance objective of -4.69%
Corporate social responsibility index(1)	1.29, which significantly exceeded the personal performance objective of 1.0
TELUS team engagement	70%, which significantly exceeded the personal performance objective of 60%

(1)          The corporate social responsibility index includes various metrics, including our ranking on the Dow Jones Sustainability Index, community investment objectives such as participation rates for TELUS Team Cares and volunteer hours and our employees’ assessment of TELUS being a socially and environmentally responsible organization (gathered from our annual engagement survey).

In respect of the undisclosed 2011 operational metrics, well over half of the targets were met or exceeded. The targets for both disclosed and undisclosed performance metrics are generally made more difficult each year in order to promote continuous stretch and performance improvement year over year.  As a general principle, the threshold target for any metric (yielding a 0.5x multiplier) must exceed the actual result on that metric in the previous year.  The target (yielding a 1.0x multiplier) for any budget-related metric is generally set at or above the corresponding number in the corporate budget approved by the Board.

2011 payout

Mr. Entwistle’s annual performance bonus and EPSU award were each determined using the formula outlined on page 54. Based on solid corporate performance against targets and highly effective personal performance and leadership, the Board awarded to Mr. Entwistle an annual performance bonus of $444,603 equal to 34 per cent of his base salary, and an EPSU award of $444,603 equal to 34 per cent of his base salary, in each instance against a target of 50 per cent.  The value of the EPSU award was not reduced since the Company’s Share price increased during the 2011 performance year.  In light of his already significant ownership of Shares and his decision to invest his 2010, 2011 and 2012 base salary (net of taxes and withholding) in Shares, the Compensation Committee recommended and the Board approved an all-cash payment of the EPSU award to Mr. Entwistle for the 2011 performance year, and accordingly, no EPSUs were granted to him.

Using PVAAM, the Board rated Mr. Entwistle’s individual performance and potential within the top two categories — key player / crucial resource (PVAAM score of between 16 and 20).  As a result, the Board awarded Mr. Entwistle long-term incentives totalling $6,500,000, entirely in three-year vesting RSUs.  This positioned Mr. Entwistle between the 60th percentile and the 75th percentile of the market for total direct compensation (base salary + annual performance bonus + EPSUs + RSU/option awards).

Mr. Entwistle’s total compensation for 2011 increased by $250,596 or 2.5 per cent over 2010, while Shareholders benefitted from a 32 per cent total return for the year. The 2.5 per cent increase in total compensation resulted from the following compensation changes: (i) higher pension value and long-term incentive grant of $573,000 and $500,000 respectively; (ii) salary increase of $75,000; and (iii) annual performance bonus and EPSU grant increases of $50,606 each. In 2010, Mr. Entwistle received a special recognition award of $1,000,000 paid in cash and RSUs (please see page 58 for more details in respect of this one-time award for a unique, exceptional contribution). No special award was granted in 2011. The increase in accrued obligation for pension can mainly be attributed to differences between actual and estimated salary.

At-risk pay - Robert McFarlane, Executive Vice-President and CFO

Individual performance

Mr. McFarlane’s individual performance was measured by the extent to which the Finance business unit contributed to Company performance and by Mr. McFarlane’s leadership as measured by the CEO.

As indicated previously, 80 per cent of an executive’s bonus and EPSU award is based on the corporate scorecard. The remaining 20 per cent is based on the evaluation by the CEO and the Compensation Committee of the executive’s performance, which in turn depends on achievement of his or her personal performance objectives as well as the assessment of his or her leadership and other strategic considerations.  Some of these metrics comprising the individual component are highly sensitive and are not disclosed. The undisclosed metrics represented less than one per cent of all of the corporate and individual factors used to determine Mr. McFarlane’s annual performance bonus and EPSU award.  As part of his personal performance objectives, Mr. McFarlane shared in 38 per cent of the 2011 operational metrics forming the CEO’s personal objectives, including those outlined for the CEO on pages 61 and 62 other than wireless gross additions, wireless ARPU, wireless churn and network access line loss.  Please refer to CEO at-risk pay (page 61) for a discussion on how individual performance was assessed against these metrics.  Please see page 62 for a discussion on the setting of the disclosed and undisclosed targets and their degree of difficulty.

2011 payout

Mr. McFarlane’s annual performance bonus and EPSU award were each determined using the formula outlined on page 54. Based on solid corporate performance against targets and effective personal performance and leadership, the Compensation Committee approved an overall annual performance bonus of $157,210, equal to 29 per cent of Mr. McFarlane’s annual base salary, and an EPSU award of $157,210, equal to 29 per cent of his annual base salary, in each instance against a target of 50 per cent.  Using PVAAM, the CEO, with the approval of the Compensation Committee, rated Mr. McFarlane’s individual performance and potential within the top two categories — key player / crucial resource (PVAAM score of between 16 and 20).  As a result, the Compensation Committee awarded to him long-term incentives totalling $1,700,000, entirely in three- year vesting RSUs. This positioned Mr. McFarlane between the 60th percentile and the 75th percentile of the market for total direct compensation (base salary + annual performance bonus + EPSUs + RSU/option awards).

At-risk pay — Joe Natale, Executive Vice-President and Chief Commercial Officer

Individual performance

Mr. Natale’s individual performance was measured by the extent to which the Customer Solutions business unit contributed to Company performance and by Mr. Natale’s leadership as measured by the CEO.

As indicated previously, 80 per cent of an executive’s bonus and EPSU award is based on the corporate scorecard. The remaining 20 per cent is based on the evaluation by the CEO and the Compensation Committee of the executive’s performance, which in turn depends on achievement of his or her personal performance objectives as well as the assessment of his or her leadership and other strategic considerations.  Some of these metrics comprising the individual component are highly sensitive and are not disclosed.  The undisclosed metrics represent approximately eight per cent of all of the corporate and individual factors used to determine Mr. Natale’s annual performance bonus and EPSU award.  As part of his personal performance objectives, Mr. Natale shared in 92 per cent of the 2011 operational metrics forming the CEO’s personal objectives, including those outlined for the CEO on pages 61 and 62.  Please refer to CEO at-risk pay (page 61) for a discussion on how individual performance was assessed against these metrics.  Please see page 62 for a discussion on the setting of the disclosed and undisclosed targets and their degree of difficulty.

2011 payout

Mr. Natale’s annual performance bonus and EPSU award were each determined using the formula outlined on page 54.  Based on solid corporate performance against targets and effective personal performance and leadership, the Compensation Committee approved an overall annual performance bonus of $237,619, equal to 32 per cent of Mr. Natale’s annual base salary, and an EPSU award of $237,619, equal to 32 per cent of his annual base salary, in each instance against a target of 50 per cent.  Using PVAAM, the CEO, with the approval of the Compensation Committee, rated Mr. Natale’s individual performance and potential within the top two categories — key player / crucial resource (PVAAM score of between 16 and 20). As a result, the Committee awarded long-term incentives to him totalling $2,250,000, entirely in three-year vesting RSUs. This positioned Mr. Natale between the 60th percentile and the 75th percentile of the market for total direct compensation (base salary + annual performance bonus + EPSUs + RSU/option awards).

At-risk pay - Eros Spadotto, Executive Vice-President, Technology Strategy and Operations

Individual performance

Mr. Spadotto’s individual performance was measured by the extent to which Technology Strategy and Operations contributed to Company performance and by Mr. Spadotto’s leadership as measured by the CEO.

As indicated previously, 80 per cent of an executive’s bonus and EPSU award is based on the corporate scorecard.  The remaining 20 per cent is based on the evaluation by the CEO and the Compensation Committee of the executive’s performance, which in turn depends on achievement of his or her personal performance objectives as well as the assessment of his or her leadership and other strategic considerations.  Some of these metrics comprising the individual component are highly sensitive and are not disclosed.  The undisclosed metrics represent approximately eight per cent of all of the corporate and individual factors used to determine Mr. Spadotto’s annual performance bonus and EPSU award.  As part of his personal performance objectives, Mr. Spadotto shared in 90 per cent of the 2011 operational metrics forming the CEO’s personal objectives, including those outlined for the CEO on pages 61 and 62. Please refer to CEO at-risk pay (page 61) for a discussion on how individual performance was assessed against these metrics.  Please see page 62 for a discussion on the setting of the disclosed and undisclosed targets and their degree of difficulty.

2011 payout

Mr. Spadotto’s annual performance bonus and EPSU award were each determined using the formula outlined on page 54. Based on solid corporate performance against targets and effective personal performance and leadership, the Compensation Committee approved an overall annual performance bonus of $144,414, equal to 29 per cent of Mr. Spadotto’s annual base salary, and an EPSU award of $144,414, equal to 29 per cent of his annual base salary, in each instance against a target of 50 per cent.  Mr. Spadotto also received a cash payment of $350,000, which was the third and final instalment of a special recognition award granted to him in 2009 for a total amount of $1,050,000, payable over three years (please refer to page 58 for more details in respect of this one-time award for a unique, exceptional contribution). Using PVAAM, the CEO, with the approval of the Compensation Committee, rated Mr. Spadotto’s individual performance and potential within the top two categories — key player / crucial resource (PVAAM score of between 16 and 20).  As a result, the Committee awarded long-term incentives to him totalling $1,700,000, entirely in three-year vesting RSUs.  This positioned Mr. Spadotto between the 60th percentile and the 75th percentile of the market for total direct compensation (base salary + annual performance bonus + EPSUs + RSU/option awards).

At-risk pay — Josh Blair, Executive Vice-President, Human Resources

Individual performance

Mr. Blair’s individual performance was measured by the extent to which Human Resources contributed to Company performance and by Mr. Blair’s leadership as measured by the CEO.

As indicated previously, 80 per cent of an executive’s bonus and EPSU award is based on the corporate scorecard.  The remaining 20 per cent is based on the evaluation by the CEO and the Compensation Committee of the executive’s performance, which in turn depends on achievement of his or her personal performance objectives as well as the assessment of his or her leadership and other strategic considerations.  Some of these metrics comprising the individual component are highly sensitive and are not disclosed. The undisclosed metrics represent approximately two per cent of all of the corporate and individual factors used to determine Mr. Blair’s annual performance bonus and EPSU award.  As part of his personal performance objectives, Mr. Blair shared in 44 per cent of the 2011 operational metrics forming the CEO’s personal objectives, including those outlined for the CEO on pages 61 and 62, and other than wireless gross additions, wireless ARPU, wireless churn and network access line loss.  Please refer to CEO at-risk pay (page 61) for a discussion on how individual performance was assessed against these metrics. Please see page 62 for a discussion on the setting of the disclosed and undisclosed targets and their degree of difficulty.

2011 payout

Mr. Blair’s annual performance bonus and EPSU award were each determined using the formula outlined on page 54. Based on solid corporate performance against targets and effective personal performance and leadership, the Compensation Committee approved an overall annual performance bonus of $135,629, equal to 33 per cent of Mr. Blair’s annual base salary, and an EPSU award of $135,629, equal to 33 per cent of his annual base salary, in each instance against a target of 50 per cent.  Using PVAAM, the CEO, with the approval of the Compensation Committee, rated Mr. Blair’s individual performance and potential within the top two categories — key player / crucial resource (PVAAM score of between 16 and 20). As a result, the Committee awarded to him long-term incentives totalling $1,500,000, entirely in three- year vesting RSUs. This positioned Mr. Blair between the 60th percentile and the 75th percentile of the market for total direct compensation (base salary + annual performance bonus + EPSUs + RSU/option awards).

Performance graph

The following graph compares the yearly change in the cumulative total shareholder return on TELUS’ Common Shares and Non-Voting Shares with the cumulative total return on the TSX S&P/TSX Composite Index. The calculations, done over five years, assume an investment of $100 on December 31, 2006 and quarterly reinvestment of dividends.

Investment	Dec. 31 2006	Dec. 31 2007	Dec. 31 2008	Dec. 31 2009	Dec. 31 2010	Dec. 31 2011
Common Shares	$100	$95	$75	$73	$102	$134
Non-Voting Shares	$100	$95	$72	$72	$100	$132
S&P/TSX Composite Index	$100	$110	$74	$99	$117	$107

Given the direct linkage between the various elements of performance and at-risk pay calculations and allotments, the significant weighting of share-based incentives in the executive compensation mix, and the methodology for determining EPSU awards, TELUS’ executive compensation, by its design, generally follows the performance drivers that should cause related changes in shareholder return.

As shown in the graph and table above, the annual total return (share price changes plus reinvested dividends) to Common Shareholders and Non-Voting Shareholders generally followed the S&P/TSX Composite Index from 2007 to 2008, but did not participate in the stock market upswing in 2009, which was led by the financial and resource sectors.  However, in 2010 TELUS strongly outperformed the stock market index total return — up 40 per cent compared to 18 per cent, respectively. In 2011, TELUS strongly outperformed the stock market again and closed higher by 32 per cent, while the stock market index closed lower by eight per cent, pulled down by the financial and resource sectors.

Over the five-year period, the percentage change in total compensation paid to NEOs (an increase of 50 per cent) was somewhat higher than the percentage change in annual total return to Shareholders (an increase of 34 and 32 per cent for the two share classes) but generally followed the same trend.  The increase of 50 per cent in NEO compensation was partly due to the fact that different individuals with varying portfolios and varying degrees of responsibility have been considered NEOs during the five-year period.  It is also reflective of the Company’s move towards a smaller executive team, where each executive has enhanced individual responsibilities. Since 2006, the executive leadership team has decreased from 10 executives to six and a number of executive functions have been combined under the leadership of a single NEO.

Share ownership guidelines

Share ownership guidelines were introduced for the executives in 2002 to provide an additional link between the interests of executives and Shareholders. This further demonstrates our compensation philosophy to align the interests of our executives with those of our Shareholders.

The current share ownership guidelines, as outlined in the table below, are complied with by executives beneficially owning, either directly or indirectly, a certain number of Shares based on targets varying by position. Notably, this is a more stringent requirement than prevalent market practice since TELUS does not permit the inclusion of options, EPSUs or RSUs in determining if the target has been met. In the Company’s view, an executive purchasing Shares with his or her own funds more clearly demonstrates that executive’s commitment to the Company and its future.

Share (excluding options, EPSUs and RSUs) ownership guidelines
CEO	3x annual base salary
Executive vice-presidents	1x annual base salary

The guidelines were met by all executives in 2011. An executive has three years from the time of his or her initial appointment to reach the target.

Due to our stricter share ownership guidelines and that these guidelines are generally met or exceeded by all executives, we do not require our executives to hold Shares issued on the exercise of options for any period of time after exercise nor do we require executives to maintain share ownership levels for any period of time after leaving the Company (in respect of this latter practice, we also believe that such a policy would be difficult to monitor and enforce).

In 2011, we further enhanced the alignment of compensation to Shareholders’ interest by encouraging our senior managers below the executive level (senior vice-president, vice-president, and director level employees) to commit to meeting share ownership targets.

Share (excluding options, EPSUs, MPSUs and RSUs) ownership guidelines
Senior vice-presidents	75 per cent of base salary, to be attained in four years
Vice-presidents	50 per cent of base salary, to be attained in four years
Directors	25 per cent of base salary, to be attained in five years

In consideration of their voluntary participation, managers are eligible for annual grants of medium-term restricted stock units called MPSUs. The size of MPSU grants is based on annual target amounts established by the CEO for each job level. We expect these targets to range from $10,000 a year for directors to $50,000 a year for senior vice-presidents, introduced gradually over a three-year period to

2013. The actual awards for individual managers are then adjusted up or down from the target based on their weighted corporate and individual performance multipliers for the performance year, in the same way that their annual performance bonus is adjusted. This way, actual MPSU awards can range from zero for substandard performance to no more than 200 per cent of the target amount for exceptional performance. MPSUs are awarded under the Performance Stock Unit Plan and are substantially similar to EPSUs, except that MPSU awards are not subject to reduction for any decline in Share price during the performance year.  MPSUs vest at a rate of one-third every year over a period of just under three years. If share ownership targets are not met within the required timeframes, or thereafter are not maintained, individual managers will not be eligible to receive an award of MPSUs until the applicable share ownership targets are achieved. Recognizing that the Arrangement is being proposed, the grant of MPSUs for 2011 performance will be delayed until after the Effective Time of the Arrangement.

We prohibit TELUS’ Board of Directors, officers, executives and other senior managers from engaging in short selling or trading in puts, calls or options in respect of TELUS securities. In 2011, we expanded this prohibition to include all forms of hedging and monetization of equity awards before vesting.  Our Insider Trading Policy also requires the directors and officers of TELUS to give prior notice to the Corporate Secretary before completing any trades in TELUS securities.

Executive shareholdings and total equity summary

The following table lists the number and value of Shares and total equity (Shares, EPSUs and RSUs, but excluding options) held by each NEO as at December 31, 2011 (as set out in the Executive compensation summary table on pages 68 and 69). It also shows their total shareholdings as a multiple of the individual’s annual base salary at year-end relative to the share ownership guidelines described above.

Name	TELUS total equity (Common Shares/ Non-Voting Shares/ EPSUs/RSUs) (1)	Value of total equity ($)(2)	Value of shareholdings ($)(3)	Base salary ($)		Value of total equity as a multiple of base salary	Value of shareholdings(3) as a multiple of base salary (per TELUS’ stringent requirements)
Darren Entwistle	250,051/153,901/—/216,092	34,629,357	22,822,090	1,325,000	(4)	26.1	17.2
Robert McFarlane	—/133,787/3,446/38,064	9,578,228	7,310,122	550,000		17.4	13.3
Joe Natale	15,101/24,004/4,073/68,464	6,168,478	2,205,056	750,000		8.2	2.9
Eros Spadotto	12,203/8,208/3,285/40,545	3,546,737	1,151,866	500,000		7.1	2.3
Josh Blair	7,589/10,387/2,658/39,445	3,305,484	1,004,976	425,000		7.8	2.4

(1)   Excludes all options and any Non-Voting Shares that may be acquired by an executive in 2012 in payment of EPSUs that vested in 2011.

(2)   At the close of trading on December 31, 2011, the market price of the Common Shares was $57.64 and the market price of the Non-Voting Shares was $54.64.

(3)   Excludes all options, RSUs and EPSUs.

(4)   Mr. Entwistle applied substantially all of his 2011 base salary net of taxes and withholdings to the purchase of TELUS’ Common Shares.

Conclusion

The Compensation Committee believes that the overall compensation program is effective in attracting and retaining executives as well as in providing direction and motivation for the executive team to make a significant contribution to the Company’s success, thereby enhancing the value of the Company for its

Shareholders. We also believe that the design of our executive compensation program encourages appropriate risk-taking.

Signed, the members of the Human Resources and Compensation Committee

“Charlie Baillie”	“Micheline Bouchard”
Charlie Baillie (Chair)	Micheline Bouchard

“Dick Auchinleck”	“Pierre Ducros”
Dick Auchinleck	Pierre Ducros

EXECUTIVE COMPENSATION SUMMARY

Summary compensation table

	Darren Entwistle						Robert McFarlane
$	President and CEO						Executive Vice-President and CFO
Year	2011		2010		2009		2011	2010	2009
Salary	1,300,000		1,225,000		1,225,000		537,500	500,000	500,000
Share-based awards(1)	6,944,603	(2)	6,893,997	(2)	2,465,438	(2)	1,857,210	1,287,676	490,250
Option-based awards(3)	—		—		2,150,000		—	—	375,000
Non-equity incentive plan compensation
– Annual incentive plans	444,603		893,997	(4)	315,438		157,210	137,676	115,250
– Long-term incentive plans	n/a		n/a		n/a		n/a	n/a	n/a
Pension value	1,447,000		874,000		644,000		497,000	202,000	268,000
All other compensation(5)	54,835		53,451		53,451		$1,535	$1,151	1,151
Total compensation	10,191,041		9,940,445		6,853,327		3,050,455	2,128,503	1,749,651

(1)          The value of share-based awards (EPSUs and RSUs) in the table above is based on the executive’s performance.  Therefore, the awards for a particular year are granted at the beginning of the following year.  Thus, grants for 2009 were granted at the beginning of 2010 based on performance in 2009 and grants for 2010 were granted at the beginning of 2011 based on 2010 performance. The grants are awarded by the Compensation Committee and the Board in dollar amounts. These amounts are later translated into RSUs or EPSUs based on the formula provided in the applicable plans.  Thus, the number of EPSUs is determined by dividing the dollar amount granted by the weighted average price of the Non-Voting Shares on the TSX for the 15 trading days immediately preceding either January 1 or December 31 of the immediately preceding fiscal year, whichever is higher. The number of RSUs is determined by dividing the dollar amount granted by the weighted average price of the Non-Voting Shares on the TSX for the five trading days immediately preceding the grant date established by the Board.  For 2011, as explained on page 58, the dollar amounts for the RSUs and EPSUs were established by the Board in February 2012, but due to the proposal under the Arrangement to convert the Non-Voting Shares into Common Shares, which will be voted on at the Meeting, the grant date was established as May 23, 2012.

(2)          Amounts for Mr. Entwistle include the EPSU grants that were awarded in cash. For 2010, it also includes a value of $500,000 in RSUs as part of a special one-time recognition and retention award. See page 58 for further details regarding this award.

(3)          The value of option-based awards in the table above is determined using a Canadian Modified Black-Scholes (with tax premium) treatment as developed by Aon Hewitt/Meridian (the Hewitt/Meridian model). The accounting fair value for these option-based awards at the time of grant would be as follows:

•      Mr. Entwistle –$1,279,420 for 2009
•      Mr. McFarlane –$223,154 for 2009.

The Company selected the Hewitt/Meridian model in order to reflect the estimated value of the preferred Canadian tax treatment then available for income arising from the exercise of share options versus other forms of employment-related income. The Hewitt/Meridian model achieves this by adding a premium to the Black-Scholes value of a share option when compared to the value used for accounting purposes. Using the Hewitt/Meridian model results in a lesser number of share options awarded as compared to using the accounting fair value at the time of grant. As well, the Hewitt/Meridian model uses different assumptions than those for accounting purposes. The key assumptions used under the Hewitt/Meridian model that were used for the share option awards in the table above were as follows:

•      Risk-free interest rate: 1.51 per cent for 2011 and 3.09 per cent for 2010 and 2009
•      Expected option life: 7.0 years for 2011, 2010 and 2009
•      Expected volatility: 27.44 per cent for 2011 and 30.67 per cent for 2010 and 2009
•      Dividend yield: 4.25 per cent for 2011 and 5.76 per cent for 2010 and 2009.

(4)          Includes a cash recognition and retention award for Mr. Entwistle of $500,000. See page 58 for further details regarding this award.

(5)          For 2011, all NEOs received telecommunications concession gross-ups in the amounts disclosed. Perquisites for all NEOs, except Mr. Entwistle, totalled under $50,000. In the case of Mr. Entwistle, the disclosed amount also included a vehicle allowance in the amount of $40,800, enhanced family medical coverage and an annual flexible perquisite account.

Summary compensation table (continued)

	Joe Natale			Eros Spadotto						Josh Blair
	Executive Vice-President			Executive Vice-President,						Executive Vice-President,
$	and Chief Commercial Officer			Technology Strategy and Operations						Human Resources
Year	2011	2010	2009	2011		2010		2009		2011	2010	2009
Salary	737,500	656,250	525,000	493,750		461,250		420,000		412,500	362,500	325,000
Share-based awards(1)	2,487,619	2,440,191	748,569	1,844,414		1,129,675		661,930		1,635,629	1,212,397	830,275
Option-based awards(2)	—	250,000	500,000	—		—		550,000		—	—	450,000
Non-equity incentive plan compensation
– Annual incentive plans	237,619	190,191	98,569	144,414		129,675		111,930		135,629	112,397	80,275
– Long-term incentive plans	n/a	n/a	n/a	350,000	(3)	350,000	(3)	350,000	(3)	n/a	n/a	n/a
Pension value	632,000	871,000	224,000	475,000		1,105,000		226,000		649,000	652,000	111,000
All other compensation(4)	2,687	2,015	2,015	2,687		2,015		2,015		1,535	1,151	1,151
Total compensation	4,097,425	4,409,647	2,098,153	3,310,265		3,177,615		2,321,875		2,834,293	2,340,445	1,797,701

(1)          The value of share-based awards (EPSUs and RSUs) in the table above is based on the executive’s performance.  Therefore, the awards for a particular year are granted at the beginning of the following year.  Thus, grants for 2009 were granted at the beginning of 2010 based on performance in 2009 and grants for 2010 were granted at the beginning of 2011 based on 2010 performance.  The grants are awarded by the Compensation Committee and the Board in dollar amounts.  These amounts are later translated into RSUs or EPSUs based on the formula provided in the applicable plans.  Thus, the number of EPSUs is determined by dividing the dollar amount granted by the weighted average price of the Non-Voting Shares on the TSX for the 15 trading days immediately preceding either January 1 or December 31 of the immediately preceding fiscal year, whichever is higher.  The number of RSUs is determined by dividing the dollar amount granted by the weighted average price of the Non-Voting Shares on the TSX for the five trading days immediately preceding the grant date established by the Board.  For 2011, as explained on page 58, the dollar amounts for the RSUs and EPSUs were established by the Board in February 2012, but due to the proposal under the Arrangement to convert the Non-Voting Shares into Common Shares, which will be voted on at the Meeting, the grant date was established as May 23, 2012.

(2)          The value of option-based awards in the table above is determined using a Canadian Modified Black-Scholes (with tax premium) treatment as developed by Aon Hewitt/Meridian (the Hewitt/Meridian model). The accounting fair value for these option-based awards at the time of grant would be as follows:

•                   Mr. Natale – $161,728 for 2010 and $297,552 for 2009
•                   Mr. Spadotto – $327,303 for 2009
•                   Mr. Blair - $267,793 for 2009.

The Company selected the Hewitt/Meridian model in order to reflect the estimated value of the preferred Canadian tax treatment then available for income arising from the exercise of share options versus other forms of employment-related income. The Hewitt/Meridian model achieves this by adding a premium to the Black-Scholes value of a share option when compared to the value used for accounting purposes. Using the Hewitt/Meridian model results in a lesser number of share options awarded as compared to using the accounting fair value at the time of grant. As well, the Hewitt/Meridian model uses different assumptions than those for accounting purposes. The key assumptions used under the Hewitt/Meridian model that were used for the share option awards in the table above were as follows:

•                   Risk-free interest rate: 1.51 per cent for 2011 and 3.09 per cent for 2010 and 2009
•                   Expected option life: 7.0 years for 2011, 2010 and 2009
•                   Expected volatility: 27.44 per cent for 2011 and 30.67 per cent for 2010 and 2009
•                   Dividend yield: 4.25 per cent for 2011 and 5.76 per cent for 2010 and 2009.

(3)          Represents for Mr. Spadotto an award totalling $1,050,000 which was paid in three annual instalments that commenced in 2009. See page 58 for further details regarding this award.

(4)          For 2011, all NEOs received telecommunications concession gross-ups in the amounts disclosed. Perquisites for all NEOs, except Mr. Entwistle, totalled under $50,000.

Incentive plan awards

The following table summarizes all option and share-based awards outstanding at the end of December 31, 2011 for each NEO.

Option-based awards					Share-based awards
Name	Number of securities underlying unexercised options	Option exercise price ($)	Option expiration date	Value of unexercised in- the-money options($)	Number of shares or units that have not vested	Market or payout value of share-based awards that have not vested($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Darren Entwistle	352,110	30.57	25/02/2016	8,475,288
	303,180	32.62	26/02/2017	6,676,024

Total	655,290			15,151,311	216,092	11,807,267	Nil
Robert McFarlane	26,300	42.96	15/02/2013	307,184
	43,580	46.06	09/03/2013	373,916
	21,600	56.61	28/02/2014	—
	31,810	43.96	28/02/2015	339,731
	52,820	30.57	25/02/2016	1,271,377
	52,880	32.62	26/02/2017	1,164,418

Total	228,990			3,456,626	41,510	2,268,106	128,826
Joe Natale	28,900	42.96	15/02/2013	337,552
	23,000	56.61	28/02/2014	—
	39,150	43.96	28/02/2015	418,122
	52,820	30.57	25/02/2016	1,271,377
	70,510	32.62	26/02/2017	1,552,630
	31,526	36.46	07/05/2017	573,143

Total	245,906			4,152,824	72,537	3,963,422	140,717
Eros Spadotto	12,500	35.56	16/02/2012	238,500
	85,530	43.43	15/12/2012	958,791
	19,500	56.61	28/02/2014	—
	34,260	43.96	28/02/2015	365,897
	63,380	30.57	25/02/2016	1,525,557
	77,560	32.62	26/02/2017	1,707,871

Total	292,730			4,796,616	43,830	2,394,871	123,431
Josh Blair	1,122	42.96	15/02/2013	13,105
	13,918	43.28	22/02/2013	158,108
	4,007	56.61	28/02/2014	—
	6,240	50.47	15/11/2014	26,021
	19,580	43.96	28/02/2015	209,114
	56,340	30.57	25/02/2016	1,356,104
	63,460	32.62	26/02/2017	1,397,389

Total	164,667			3,159,842	42,103	2,300,508	96,702

The following table summarizes the value of all option and share-based awards vested or earned for each NEO during the 2011 fiscal year.  The terms of all plan-based awards under which options or other share-based awards are granted or vested are discussed on pages 82 to 90.

Name	Option-based awards – value vested during the year ($)(1)	Share-based awards – value vested during the year(2)(3) ($)	Non-equity incentive plan compensation – value earned during the year ($)
Darren Entwistle	462,315	2,882,341	444,603
Robert McFarlane	68,073	685,602	157,210
Joe Natale	83,781	1,002,007	237,619
Eros Spadotto	73,316	669,302	494,414	(4)
Josh Blair	64,309	1,136,259	135,629

(1)          The amounts reflect options granted on February 28, 2008 at a price of $43.96 which vested on February 28, 2011 at a price of $46.10. For Darren Entwistle, the amount also reflects options that were granted on February 11, 2006 at a price of $42.96 which vested on February 15, 2011 at a price of $45.82. For Josh Blair, the amount also reflects options that were granted on February 22, 2006 at a price of $43.28, which vested on February 22, 2011 at a price of $46.50.

(2)          The amounts reflect the first third of EPSUs granted in 2011 and second third of EPSUs granted in 2010 that vested on December 31, 2011 at a price of $54.23, the final third of EPSUs granted in 2009 that vested on November 15, 2011 at a price of $51.27, and RSUs granted in 2009 that cliff-vested in their entirety on November 17, 2011 at a price of $51.04. The amount for Darren Entwistle reflects RSUs granted in 2009 and for Josh Blair also reflects RSUs granted in 2010 that cliff-vested in their entirety on November 17, 2011 at a price of $51.04.

(3)          Table reflects the closing price of Non-Voting Shares on the vesting date, but share-based awards are paid out based on volume-weighted average trading price over a five-day period before the vesting date.  See pages 88 and 90 for details.

(4)          For Eros Spadotto, it includes $350,000, representing the third of three instalments of a cash recognition and retention award totalling $1,050,000.

TELUS Pension Plan

TELUS retirement plan benefits

The SRA establishes an overall retirement income benefit, which provides supplemental pension benefits to be paid to a retired executive in addition to the pension income under the existing registered company pension plans.  NEOs participate in the Company’s contributory registered pension plans.  The SRA for the participating NEOs supplements these plans by providing a total benefit at retirement determined as two per cent of a person’s highest consecutive three years’ average pensionable remuneration times the total number of years of credited service to a maximum of 35. This results in a maximum cap on total benefits of 70 per cent of the average pensionable remuneration.

As at December 31, 2011, pensionable remuneration is base salary increased by a fixed 60 per cent for annual performance bonus for the CEO, and by 50 per cent for the participating NEOs other than the CEO. In 2011, the Board approved an amendment to the SRA to bring it more in line with current market practice and to better align pension values with corporate and individual performance such that, effective January 1, 2012, pensionable remuneration for the CEO and each of the other NEOs is equal to base salary increased by the actual annual performance bonus paid in cash and in EPSUs, to a limit of 100 per cent of the NEO’s base salary.

As is common with non-registered plans of this nature, the SRA is not funded.

The pension benefits under the registered company pension plans and the SRA are payable for a member’s lifetime with a 60 per cent benefit payable to the surviving spouse.

The normal retirement age is 65.  Early retirement is permitted as early as age 55 if the member has at least 10 years of pensionable service.  Retirement benefits are unreduced if the member retires on or after age 60 with at least 15 years of service, or on or after age 55 with a combination of age and years of service equal to at least 80 (in each case, excluding any extra years of service granted).  Otherwise the annual benefit is reduced by 0.5 per cent per month from the earlier of age 60 and the age when the member would have qualified for an unreduced benefit, further reduced by the lesser of 0.25 per cent for each month by which the member’s service (excluding any extra years of service granted) is less than 15 years and 0.25 per cent for each month by which the member’s age is less than 65.

							Closing
				Opening			present
	Number of			present value			value of
	years	Annual benefits payable		of defined			defined
	credited	($)		benefit		Non-	benefit
	service	(c)		obligation	Compensatory	compensatory	obligation
Name	(#)	At year end	At age 65	($)	change ($)	change ($)	($)
(a)	(b)	(c1)	(c2)	(d)	(e)	(f)	(g)
Darren Entwistle	16 years and six months	660,000	1,287,000	6,322,000	1,447,000	1,560,000	9,329,000
Robert McFarlane	16 years and two months	249,000	455,000	2,534,000	497,000	536,000	3,567,000
Joe Natale	13 years and six months	259,000	590,000	2,552,000	632,000	688,000	3,872,000
Eros Spadotto	15 years and two months	182,000	398,000	1,866,000	475,000	450,000	2,791,000
Josh Blair	18 years and 11 months	153,000	385,000	1,153,000	649,000	567,000	2,369,000

Granting of extra years of credited service

The SRA permits the Company to grant additional years of service. This is common industry practice to assist with both the attraction and retention of high performing mid-career executives. Our practice is to limit this benefit to a maximum time period of five years.

The employment agreements with Messrs. Entwistle, McFarlane, Natale, Spadotto and Blair all provide that they will accrue two years of pensionable service under the SRA for each full year of employment, in the time periods noted on page 80. Our practice is that we do not grant additional core years of service for executives, and when additional pensionable service is granted, it is limited to a maximum period of five years. The additional pensionable service cannot be counted for the purpose of qualifying for early, unreduced retirement and would not be used for any other non-pension related items that might be dependent on service. The additional pensionable service accrued to December 31, 2011 is included in column (b) in the above table.

Recognition of past service

In 2008, the Company implemented a mechanism to migrate certain executives, including Messrs. Blair and Spadotto, from their defined contribution and group RRSP pension arrangements to participation in the registered defined benefit plan and the SRA. For these individuals, arrangements were made to recognize past TELUS service within the SRA. These benefits vested on December 31, 2010 and were included in the starting obligation shown in column (d) in the above table.  For Mr. Blair, an additional arrangement was made to recognize a second period of past TELUS service within the SRA if he remained employed with TELUS through December 31, 2011 (this past service of 4.83 years is included in column (b) in the above table). This delay feature in the vesting of past service provides an additional component of retention and recognition.

Accrued obligation

The accrued obligation is calculated using a valuation method and assumptions consistent with the most recent financial statements, and is based on a projection of both pensionable earnings and pensionable service to the assumed retirement age of 60.  Key economic assumptions are disclosed in the Notes to the 2011 audited consolidated financial statements under Note 13 — Employee future benefits.  Mortality rates after age 60 are assumed to follow the 1994 Uninsured Pensioner Mortality Table with Generational Projection using Scale AA; mortality, withdrawal, disability and retirement rates prior to retirement are assumed to be zero.

Compensatory and non-compensatory change in accrued obligation

The compensatory change in accrued obligation includes the service cost net of employee contributions, any differences between actual and estimated earnings, plus any additional plan or other changes that have retroactive impact.

The non-compensatory change in accrued obligation comprises two parts:

•      the change in accrued obligation due to the change in assumptions (the discount rate was decreased from 5.25 per cent at the end of 2010 to 4.50 per cent at the end of 2011, the mortality rates were changed from 1994 Uninsured Pensioner Mortality Table projected to 2020 using Scale AA to 1994 Uninsured Pensioner Mortality Table with Generational Projection using Scale AA), plus

•      the employee contributions for the year.

Annual benefits payable

Column c1 shows the amount that would be payable based on years of credited service reported in column (b) and pensionable earnings as at the end of the most recently completed financial year.  The illustrated pension is payable at age 65.  Column c2 shows the amount that would be payable at age 65 based on years of credited service, assuming the NEO continues to work to age 65, and pensionable earnings as at the end of the most recently completed financial year.

Sample pension benefit calculations

The following table shows the total of the annual retirement benefits, payable from both the SRA and registered pension plans, assuming retirement at age 60 or over.

Pension plan table 2011

Remuneration	Years of service
($)	10	15	20	25	30

500,000	100,000	150,000	200,000	250,000	300,000
600,000	120,000	180,000	240,000	300,000	360,000
700,000	140,000	210,000	280,000	350,000	420,000
800,000	160,000	240,000	320,000	400,000	480,000
900,000	180,000	270,000	360,000	450,000	540,000
1,000,000	200,000	300,000	400,000	500,000	600,000
1,100,000	220,000	330,000	440,000	550,000	660,000
1,200,000	240,000	360,000	480,000	600,000	720,000
1,300,000	260,000	390,000	520,000	650,000	780,000
1,400,000	280,000	420,000	560,000	700,000	840,000
1,500,000	300,000	450,000	600,000	750,000	900,000
1,600,000	320,000	480,000	640,000	800,000	960,000
1,700,000	340,000	510,000	680,000	850,000	1,020,000
1,800,000	360,000	540,000	720,000	900,000	1,080,000
1,900,000	380,000	570,000	760,000	950,000	1,140,000
2,000,000	400,000	600,000	800,000	1,000,000	1,200,000
2,100,000	420,000	630,000	840,000	1,050,000	1,260,000
2,200,000	440,000	660,000	880,000	1,100,000	1,320,000
2,300,000	460,000	690,000	920,000	1,150,000	1,380,000
2,400,000	480,000	720,000	960,000	1,200,000	1,440,000

•      The compensation covered by the SRA for each of the participating NEOs is based on his or her respective salary shown in the executive summary compensation table plus 60 per cent for the CEO and 50 per cent for each of the other participating NEOs.

•      The benefits under the registered pension plans and the SRA are payable for a member’s lifetime with a 60 per cent benefit payable to the surviving spouse.

•      On retirement prior to age 65 with less than 15 years’ service, the pension will be reduced.

•      The above benefits are not offset by any Canada Pension Plan /Québec Pension Plan payments.

Employment agreements

TELUS has entered into executive employment agreements for an indefinite term with each of the NEOs.  Other than compensation, the agreements provide for the following key provisions:

Severance on termination of employment

Employment of an executive may be terminated by any of the following means: resignation by the executive, termination by the Company for cause, termination by the Company without just cause, retirement of the executive, or death or disability of the executive.

An executive is required to give to the Company at least three months’ notice of resignation.  On receiving that notice, the Company may instead elect to terminate the executive earlier during that three-month period by paying to the executive the base salary for the abridged work period.  No severance is payable if an executive is terminated for cause.

If the employment of the executive were terminated without just cause, the executive would be paid a severance in the amount outlined in the tables below, receive continued benefit coverage other than disability coverage and accident insurance, and be credited with continued accrual of pensionable service other than accrual under the registered pension plans.

If an executive were to retire, he would be entitled to receive 50 per cent of his base salary representing his annual performance bonus target (60 per cent in the case of the CEO), pro-rated to the date of retirement, in addition to his retirement benefits, if any, in accordance with the terms of his pension arrangements and any other policies or programs at the Company that are applicable to the executive as a retired employee in effect at the time of his retirement.

If the employment of an executive were terminated by reason of death, the executive’s estate would receive 50 per cent of the executive’s base salary in lieu of any annual performance bonus (60 per cent in the case of the CEO), pro-rated to the date of death, and any compensation or benefits payable or owing on or after the date of death in accordance with the terms of any applicable benefits or pension plans.

If the employment of an executive were terminated by reason of disability, the executive would be entitled to receive the base salary for a period of 18 months along with any annual performance bonus that would have become payable to the executive during that 18-month period (24 months in the case of Messrs. Entwistle and McFarlane), but only for those days during that 18-month period when the executive does not receive any disability benefits or other employment or self-employment income.

In addition, an executive’s entitlement to vested and unvested medium and long-term incentives on the termination of employment are set forth in the plan texts for the Management Option Plan, Performance Stock Unit Plan and Restricted Stock Unit Plan.  See pages 82, 88 and 90 for a description.

The table below sets out the compensation and benefits that would be payable by the Company to each NEO, pursuant to their employment agreements and the applicable incentive plan texts, if the executive were terminated as of December 31, 2011 by reason of voluntary resignation, termination with just cause, termination without just cause or retirement.  It also sets out the amounts that may be payable to each NEO upon a change of control as at December 31, 2011.  The amounts payable are not subject to reduction as a result of alternate employment acquired by the executive after his employment with the Company ceases.

Darren Entwistle — President and CEO

Executive payouts and benefits upon termination as of December 31, 2011	Resignation ($)		Termination with just cause ($)		Termination without just cause (24 months) ($)		Retirement(1) ($)		Change of control ($)
Cash compensation
Base salary	—	(2)	—		2,650,000		—		—
Annual performance bonus	—		—		773,899	(3)	—		—
Total cash compensation	—		—		3,423,899	(4)	—		—

Medium-term incentives (EPSUs)	—		—		—	(5)	—		—	(6)

Long-term incentives
Options	—		—		—	(7)	—		15,151,311	(8)
RSUs	—	(9)	—	(9)	—	(9)	—	(9)	11,807,267	(8)
Total long-term incentives	—		—		—		—		26,958,578	(8)

Benefits	—		—		273,072	(10)	—		—
Continued accrual of pension service	—		—		1,562,000		—		—
Total compensation and benefits payable	—		—		5,258,971		—		26,958,578

(1)   All entries are shown as nil as the executive was not entitled to retirement treatment on December 31, 2011.

(2)   The executive is required to give TELUS three months prior notice of resignation. TELUS may earlier terminate the executive before the expiry of the notice period, in which case the executive is entitled to receive his base salary pro-rated for the period between the earlier termination by TELUS and the end of the notice period ($331,250 assuming a three-month period).

(3)   Two times the average of Mr. Entwistle’s annual incentive compensation payments in the preceding three years.

(4)   Payable within 30 days of termination.

(5)   In the event of termination without cause, all unvested and vested ESUs and EPSUs are payable to the executive within 60 days of termination pursuant to the plan text. This amount was nil as at December 31, 2011 as the CEO did not have any ESUs or EPSUs.

(6)   All unvested ESUs and EPSUs will vest immediately upon a change of control as defined in the plan text.  This amount was nil as at December 31, 2011 as the CEO did not have any ESUs or EPSUs.

(7)   The executive is entitled to exercise all vested options within 90 days of termination.  All unvested options are forfeited on termination.  Vested options are not included in the table as they may be exercised at any time.

(8)   All unvested options and unvested RSUs will vest immediately upon a change of control as defined in the respective plan texts. The option amount is based on 303,180 options issued at $32.62 in February 2010 and 352,110 options issued at $30.57 in February 2009 with a December 31, 2011 closing price for Non-Voting Shares of $54.64.

(9)   In the event of resignation, or termination with or without cause, all vested but unpaid RSUs remain payable, while all unvested RSUs are forfeited on termination. In the event of retirement, all vested and unvested RSUs are payable to the executive within 60 days of retirement.

(10) Benefits will be provided for 24 months in the event of termination without just cause. Benefits provided include: health and dental coverage, outplacement, employer share of the Employee Share Purchase Plan contribution (35 per cent of a maximum of six per cent of base salary and annual performance bonus), telecommunications concession, flexible perquisites, enhanced medical coverage for the executive and his family and monthly car allowance.

Robert McFarlane — Executive Vice-President and CFO

Executive payouts and benefits upon termination as of December 31, 2011	Resignation ($)		Termination with just cause ($)		Termination without just cause (24 months) ($)		Retirement(1) ($)		Change of control ($)
Cash compensation
Base salary	—	(2)	—		1,100,000		—		—
Annual performance bonus	—		—		550,000	(3)	—		—
Total cash compensation	—		—		1,650,000	(4)	—		—

Medium-term incentives (EPSUs)	—		—		188,289	(5)	—		188,289	(6)

Long-term incentives
Options	—		—		—	(7)	—		2,435,795	(6)
RSUs	—	(8)	—	(8)	—	(8)	—	(8)	2,079,817	(6)
Total long-term incentives	—		—		—		—		4,515,612	(6)

Benefits	—		—		59,870	(9)	—		—
Continued accrual of pension service	—		—		666,000		—		—
Total compensation and benefits payable	—		—		2,564,159		—		4,703,901

(1)   All entries are shown as nil as the executive was not entitled to retirement treatment on December 31, 2011.

(2)   The executive is required to give TELUS three months prior notice of resignation. TELUS may earlier terminate the executive before the expiry of the notice period, in which case the executive is entitled to receive his base salary pro-rated for the period between the earlier termination by TELUS and the end of the notice period ($137,500) assuming a three-month period).

(3)   Fifty per cent of base salary in lieu of annual performance bonus for 24 months.

(4)   Payable within 30 days of termination.

(5)   In the event of termination without cause, all unvested and vested ESUs and EPSUs are payable to the executive within 60 days of termination pursuant to the plan text.

(6)   Unvested options, EPSUs and RSUs may, at the discretion of the Board, vest upon a change of control.  If they do not vest upon a change of control, all unvested options, ESUs, EPSUs and RSUs issued before the change of control or their replacement securities will vest immediately upon a termination of employment if the executive is terminated without cause within two years of the change of control.  The number in the table assumes the unvested incentives vested upon a change of control as at December 31, 2011.  The option amount is based on 52,880 options issued in February 2010 at $32.62 and 52,820 options issued in February 2009 at $30.57 with a December 31, 2011 closing price for Non-Voting Shares of $54.64.

(7)   The executive is entitled to exercise all vested options within 90 days of termination.  All unvested options are forfeited on termination.  Vested options are not included in the table as they may be exercised at any time.

(8)   In the event of resignation, or termination with or without cause, all vested but unpaid RSUs remain payable, while all unvested RSUs are forfeited on termination. In the event of retirement, all vested and unvested RSUs are payable to the executive within 60 days of retirement.

(9)   Benefits will be provided for 24 months in the event of termination without just cause. Benefits provided include: health and dental coverage, outplacement, employer share of the Employee Share Purchase Plan contribution (35 per cent of a maximum of six per cent of base salary and annual performance bonus), telecommunications concession, flexible perquisites, enhanced medical coverage for the executive and his family and use of a leased vehicle.

Joe Natale — Executive Vice-President and Chief Commercial Officer

Executive payouts and benefits upon termination as of December 31, 2011	Resignation ($)		Termination with just cause ($)		Termination without just cause (18 months) ($)		Retirement(1) ($)		Change of control ($)
Cash compensation
Base salary	—	(2)	—		1,125,000		—		—
Annual performance bonus	—		—		562,500	(3)	—		—
Total cash compensation	—		—		1,687,500	(4)	—		—

Medium-term incentives (EPSUs)	—		—		222,549	(5)	—		222,549	(6)

Long-term incentives
Options	—		—		—	(7)	—		3,397,150	(6)
RSUs	—	(8)	—	(8)	—	(8)	—	(8)	3,740,873	(6)
Total long-term incentives	—		—		—		—		7,138,023	(6)

Benefits	—		—		87,568	(9)	—		—
Continued accrual of pension service	—		—		574,000		—		—
Total compensation and benefits payable	—		—		2,571,617		—		7,360,572

(1)   All entries are shown as nil as the executive was not entitled to retirement treatment on December 31, 2011.

(2)   The executive is required to give TELUS three months prior notice of resignation. TELUS may earlier terminate the executive before the expiry of the notice period, in which case the executive is entitled to receive his base salary pro-rated for the period between the earlier termination by TELUS and the end of the notice period ($187,500 assuming a three-month period).

(3)   Fifty per cent of base salary in lieu of annual performance bonus for 18 months.

(4)   Payable within 30 days of termination.

(5)   In the event of termination without cause, all unvested and vested EPSUs are payable to the executive within 60 days of termination pursuant to the plan text.

(6)   Unvested options, EPSUs and RSUs may, at the discretion of the Board, vest upon a change of control. If they do not vest upon a change of control, all unvested options, EPSUs and RSUs issued before the change of control or their replacement securities will vest immediately upon a termination of employment if the executive is terminated without cause within two years of the change of control.  The number in the table assumes the unvested incentives vested upon a change of control as at December 31, 2011. The option amount is based on 31,526 options issued in May 2010 at $36.46, 70,510 options issued in February 2010 at $32.62 and 52,820 options issued in February 2009 at $30.57 with a December 31, 2011 closing price for Non-Voting Shares of $54.64.

(7)   The executive is entitled to exercise all vested options within 90 days of termination.  All unvested options are forfeited on termination. Vested options are not included in the table as they may be exercised at any time.

(8)   In the event of resignation, or termination with or without cause, all vested but unpaid RSUs remain payable, while all unvested RSUs are forfeited on termination. In the event of retirement, all vested and unvested RSUs are payable to the executive within 60 days of retirement.

(9)   Benefits will be provided for 18 months in the event of termination without just cause. Benefits provided include: health and dental coverage, outplacement, employer share of the Employee Share Purchase Plan contribution (35 per cent of a maximum of six per cent of base salary and annual performance bonus), telecommunications concession, flexible perquisites, enhanced medical coverage for the executive and his family and use of a leased vehicle.

Eros Spadotto — Executive Vice-President, Technology Strategy and Operations

Executive payouts and benefits upon termination as of December 31, 2011	Resignation ($)		Termination with just cause ($)		Termination without just cause (18 months) ($)		Retirement(1) ($)		Change of control ($)
Cash compensation
Base salary	—	(2)	—		750,000		—		—
Annual performance bonus	—		—		375,000	(3)	—		—
Total cash compensation	—		—		1,125,000	(4)	—		—

Medium-term incentives (EPSUs)	—		—		179,492	(5)	—		179,492	(6)

Long-term incentives
Options	—		—		—	(7)	—		3,233,428	(6)
RSUs	—	(8)	—	(8)	—	(8)	—	(8)	2,215,379	(6)
Total long-term Incentives	—		—		—		—		5,448,807	(6)

Benefits	—		—		75,756	(9)	—		—
Continued accrual of pension service	—		—		615,000		—		—
Total compensation and benefits payable	—		—		1,995,248		—		5,628,299

(1)   All entries are shown as nil as the executive was not entitled to retirement treatment on December 31, 2011.

(2)   The executive is required to give TELUS three months prior notice of resignation. TELUS may earlier terminate the executive before the expiry of the notice period, in which case the executive is entitled to receive his base salary pro-rated for the period between the earlier termination by TELUS and the end of the notice period ($125,000 assuming a three-month period).

(3)   Fifty per cent of base salary in lieu of annual performance bonus for 18 months.

(4)   Payable within 30 days of termination.

(5)   In the event of termination without cause, all unvested and vested EPSUs are payable to the executive within 60 days of termination pursuant to the plan text.

(6)   Unvested options, EPSUs and RSUs may, at the discretion of the Board, vest upon a change of control.  If they do not vest upon a change of control, all unvested options, EPSUs and RSUs issued before the change of control or their replacement securities will vest immediately upon a termination of employment if the executive is terminated without cause within two years of the change of control.  The number in the table assumes the unvested incentives vested upon a change of control as at December 31, 2011.  The option amount is based on 77,560 options issued in February 2010 at $32.62 and 63,380 options issued in February 2009 at $30.57 with a December 31, 2011 closing price for Non-Voting Shares of $54.64.

(7)   The executive is entitled to exercise all vested options within 90 days of termination.  All unvested options are forfeited on termination.  Vested options are not included in the table as they may be exercised at any time.

(8)   In the event of resignation, or termination with or without cause, all vested but unpaid RSUs remain payable, while all unvested RSUs are forfeited on termination. In the event of retirement, all vested and unvested RSUs are payable to the executive within 60 days of retirement.

Benefits will be provided for 18 months in the event of termination without just cause. Benefits provided include: health and dental coverage, outplacement, employer share of the Employee Share Purchase Plan contribution (35 per cent of a maximum of six per cent of base salary and annual performance bonus), telecommunications concession, flexible perquisites, enhanced medical coverage for the executive and his family and use of a leased vehicle.

Josh Blair — Executive Vice-President, Human Resources

Executive payouts and benefits upon termination as of December 31, 2011	Resignation ($)		Termination with just cause ($)		Termination without just cause (18 months) ($)		Retirement(1) ($)		Change of control ($)
Cash compensation
Base salary	—	(2)	—		637,500		—		—
Annual performance bonus	—		—		318,750	(3)	—		—
Total cash compensation	—		—		956,250	(4)	—		—

Medium-term incentives (EPSUs)	—		—		145,233	(5)	—		145,233	(6)

Long-term incentives
Options	—		—		—	(7)	—		2,753,493	(6)
RSUs	—	(8)	—	(8)	—	(8)	—	(8)	2,155,275	(6)
Total long-term incentives	—		—		—		—		4,908,768	(6)

Benefits	—		—		71,309	(9)	—		—
Continued accrual of pension service	—		—		354,000		—		—
Total compensation and benefits payable	—		—		1,526,792		—		5,054,001

(1)   All entries are shown as nil as the executive was not entitled to retirement treatment on December 31, 2011.

(2)   The executive is required to give TELUS three months prior notice of resignation.  TELUS may earlier terminate the executive before the expiry of the notice period, in which case the executive is entitled to receive his base salary pro-rated for the period between the earlier termination by TELUS and the end of the notice period ($106,250 assuming a three-month period).

(3)   Fifty per cent of base salary in lieu of annual performance bonus for 18 months.

(4)   Payable within 30 days of termination.

(5)   In the event of termination without cause, all unvested and vested EPSUs are payable to the executive within 60 days of termination pursuant to the plan text.

(6)   Unvested options, EPSUs and RSUs may, at the discretion of the Board, vest upon a change of control.  If they do not vest upon a change of control, all unvested options, EPSUs and RSUs issued before the change of control or their replacement securities will vest immediately upon a termination of employment if the executive is terminated without cause within two years of the change of control.  The number in the table assumes the unvested incentives vested upon a change of control as at December 31, 2011.  The option amount is based on 63,460 options issued in February 2010 at $32.62 and 56,340 options issued in February 2009 at $30.57 with a December 31, 2011 closing price for Non-Voting Shares of $54.64.

(7)   The executive is entitled to exercise all vested options within 90 days of termination.  All unvested options are forfeited on termination.  Vested options are not included in the table as they may be exercised at any time.

(8)   In the event of resignation, or termination with or without cause, all vested but unpaid RSUs remain payable, while all unvested RSUs are forfeited on termination. In the event of retirement, all vested and unvested RSUs are payable to the executive within 60 days of retirement.

(9)   Benefits will be provided for 18 months in the event of termination without just cause. Benefits provided include: health and dental coverage, outplacement, employer share of the Employee Share Purchase Plan contribution (35 per cent of a maximum of six per cent of base salary and annual performance bonus), telecommunications concession, flexible perquisites, enhanced medical coverage for the executive and his family and use of a leased vehicle.

Change of control

The Management Option Plan, Restricted Stock Unit Plan and Performance Stock Unit Plan contain change of control provisions that are applicable to all TELUS team members including the NEOs.  See pages 83, 89 and 90 for a full description of these provisions and their effect.

The employment agreements of the NEOs, other than the CEO, do not contain any change of control provisions. As previously disclosed, the employment contract of Mr. Entwistle provides that upon a change of control, as defined in the same manner as the Management Option Plan, all of the then unvested share options, EPSUs and RSUs held by Mr. Entwistle will vest immediately. This provision was approved by the Board in 2006, based on the recommendation of the Compensation Committee. In making its recommendation, the Compensation Committee considered industry practices provided by the compensation consultant, and concluded that such an arrangement is within industry norm for CEOs and is appropriate.

Confidentiality and non-compete

Each agreement contains a prohibition on the improper disclosure or use of confidential information and a one-year non-competition restriction after termination.

Additional pensionable service

The agreements with Messrs. Entwistle, McFarlane, Natale, Spadotto and Blair provide that they will be accruing two years of pensionable service under the SRA for each full year of employment, in the time periods noted below.  However, we do not grant additional core years of service for executives, and when additional pensionable service is granted, it is limited to a maximum period of five years.  The additional service cannot be counted for the purpose of qualifying for early, unreduced retirement and would not be used for any other non-pension related items that might be dependent on service. As disclosed on page 72, the Company implemented a mechanism to migrate Messrs. Blair and Spadotto from their previous pension arrangements to participation in the registered defined benefit pension plan and the SRA.  Their employment agreements reflect these arrangements.

Named executive officer	Employment period
Darren Entwistle	September 1, 2006 to September 1, 2011
Robert McFarlane	January 1, 2005 to January 1, 2010
Joe Natale	September 1, 2006 to September 1, 2011
Eros Spadotto	January 1, 2008 to January 1, 2013
Josh Blair	January 1, 2008 to January 1, 2013

Indebtedness of directors and officers

No director or officer of the Company or proposed nominee for election as a director of the Company, or any associate thereof, is or has been indebted to the Company or its subsidiaries since January 1, 2006.  In compliance with the July 30, 2002 enactment of SOX, no new personal loans to directors and executive officers have been made or arranged, and no pre-existing personal loans have been renewed or modified, since July 30, 2002.

TELUS’ EQUITY COMPENSATION PLANS

The Company has a number of equity compensation plans, as well as other compensation plans that are also tied to the performance of equity but do not fall within the TSX’s definition of equity compensation plans. For simplicity, this section groups all such plans together and provides a number of at-a-glance tables to highlight the key features and impact of these plans.

More detailed descriptions of each plan follow the tables.

TELUS equity-based plans at a glance

	Type of plan			TELUS securities
Name	Equity-based compensation	Other	New equity grants being issued	issuable from treasury
The Management Option Plan	X		Yes	Yes
The Directors Plan	X		Yes, but only regarding DSUs	Yes for options(1) No for DSUs
The Team TELUS Plan	X		No	Yes
Performance Stock Unit Plan		X	Yes	No
Restricted Stock Unit Plan		X	Yes	No

(1)   On March 14, 2012, the Board of Directors approved amendments to the Directors Plan to eliminate the ability to grant options.

The following table provides information as at December 31, 2011 on the Common Shares and Non-Voting Shares of the Company authorized for issuance under TELUS’ equity compensation plans (as defined under the TSX rules). As at December 31, 2011, the dilution, as a result of total share option reserves, was approximately 8.65 per cent of all outstanding Common Shares and Non-Voting Shares: less than one per cent for Common Shares and 18.7 per cent for Non-Voting Shares.

Plan category	Number of securities to be issued upon exercise of outstanding options (#) A	Weighted-average exercise price of outstanding options ($) B	Number of securities remaining available for future issuance (excluding securities reflected in column A) (#) C
Equity compensation plans approved by securityholders	Nil	n/a	Nil
Equity compensation plans not approved by securityholders	9,573,701	39.41	18,516,026
Total	9,573,701	—	18,516,026

Proposed amendments pursuant to the Arrangement

Pursuant to the Arrangement, at the Effective Time, the Management Option Plan and the Team TELUS Plan will be amended to reflect the conversion of the Non-Voting Shares into Common Shares and all existing Non-Voting Options will be exchanged for Replacement Options. Please refer to The Arrangement - Terms of the Arrangement on page 97 for further details.

On March 14, 2012, the Board approved a resolution to amend, effective upon completion of the Arrangement, the Directors Plan, the Performance Stock Unit Plan and the Restricted Stock Unit Plan to reflect the conversion of the Non-Voting Shares into Common Shares. If the Arrangement receives all of the requisite approvals, on the Effective Time, all amounts payable pursuant to these plans will be based on the market price of the Common Shares or payable in Common Shares rather than Non-Voting Shares. Please refer to Treatment of other incentive plans on page 101 for further details.

The descriptions below are as of December 31, 2011 and do not reflect the proposed amendments which may become effective pursuant to the Arrangement.

The Management Option Plan (TELUS Management Share Option Plan)

While share options remain outstanding and exercisable under a number of equity compensation plans, the Management Option Plan is the only equity compensation plan of the Company under which TELUS continues to grant options. Since January 1, 2001, all option grants have related to Non-Voting Shares.

Management Option Plan at a glance

Term	Description
Participants	Eligible employees (primarily officers, senior managers and key management employees) as determined by the Compensation Committee.
Term	Maximum term is 10 years from the grant date. Currently, options are typically granted with seven-year terms. Option term is automatically extended if an option expires during a black-out period.
Expiry

Unless otherwise determined by the Compensation Committee, upon the earliest of:

•      resignation of employment by a participant (other than retirement or by reason of disability)

•      90 days after termination of employment without just cause for vested options

•      termination of employment without just cause for unvested options

•      termination of employment of the participant for just cause

•      12 months after the death of a participant, for options that have vested on death or within 12 months of death

•      the end of the option term (applies to retirement and disability).

Vesting	To be determined at the time of grant. Since 2003, most grants are cliff-vesting three years after the grant date.
Exercise price

Pre-November 2006:

•      weighted average trading price of the underlying Shares on the last business day before the grant date.

Post-November 2006:

•      arithmetic average of the daily weighted average trading price on the TSX (excluding certain block trades and trades after a certain time in the day) for the five trading days before the grant date.

Change of control	Yes. See page 83.
Assignability	Not assignable.
Ownership restrictions

•      The total number of Shares issuable to any one participant under this plan, together with all other Shares issuable to that participant under all TELUS equity-based compensation plans (as defined by the TSX), cannot exceed five per cent of the issued and outstanding Common Shares and Non-Voting Shares at the grant date

Term	Description

of the option.

•      The total number of Shares issued to insiders within any one-year period, under all other equity-based compensation plans (as defined by the TSX), cannot exceed 10 per cent of the issued and outstanding Common Shares and Non-Voting Shares.

•      The total number of Shares issuable to insiders as a group under this plan, together with Shares issuable to insiders under all other equity-based compensation plans (as defined by the TSX), cannot exceed 10 per cent of the issued and outstanding Common Shares and Non-Voting Shares.

•      A majority of options granted under this plan cannot be granted to insiders.

Total number of Shares reserved for further options as of March 16, 2012	The Company currently has reserved 18,834,289 Non-Voting Shares for further option grants representing 5.79 per cent of the issued and outstanding Common Shares and Non-Voting Shares.
Options outstanding as of March 16, 2012	Options to purchase 8,114,398 Non-Voting Shares representing 2.49 per cent of the issued and outstanding Common Shares and Non-Voting Shares.
Number of options held by officers as of March 16, 2012	Options for 1,620,047 Non-Voting Shares or 19.97 per cent of the total number of options outstanding under this plan.

The Management Option Plan was established in 2005 as part of the separation of the original TELUS Share Option and Compensation Plan into two plans: the Management Option Plan and the Directors Plan (see next section for details). The purpose of the Management Option Plan is to strengthen retention of key management employees, to align their interests with those of the Shareholders, and to provide incentive compensation based on the value of TELUS’ Shares.

Other features

The Management Option Plan contains two different methods under which exercised options may be settled by cash in lieu of delivery of Shares, thereby reducing the number of Shares to be issued and dilution to Shareholders. These two different methods, introduced at different times, apply to different sets of options issued under the Management Option Plan, and contain different terms.

Stock settlement feature

For certain options designated by the Company on or before the time options are granted, the Company may elect to have the options exchanged for a right of the optionholder to receive Non-Voting Shares or Common Shares, as applicable, in settlement for the exchanged options. The number of Shares to be issued is obtained by multiplying (i) the number of options exercised by (ii) the number obtained when the difference between the current market price of the Shares under option at the time of exercise and the exercise price is divided by the current market price of the applicable Shares. The current market price for this purpose is the average trading price on the TSX for the last trading day before the day of exercise. The options so exchanged are cancelled, and the number of Shares determined by the difference between the number of options exchanged and the number of Shares issued in that exchange are then added back to the applicable reservation of Shares under the Management Option Plan.

Cash settlement feature

The Management Option Plan has a cash settlement feature that permits the Company to use cash to settle the exercise of specified options designated by the Company.  In November 2010, we stopped using this feature, due to changes proposed by the federal government to the tax treatment of cash settled options.

An optionee exercising designated options may elect to request the Company to accept a surrender of the designated options and receive from the Company, in cash, an amount equal to the difference between the market price (volume weighted average price of the Shares under option on the TSX on the business day following the participant’s election) and the exercise price. The surrendered options will be cancelled by the Company and, pursuant to an amendment approved in 2008, the Shares underlying these options will be added back to the share reservation.

Change of control

The Management Option Plan contains change of control provisions.  Change of control is defined to be (i) a sale of greater than 50 per cent of TELUS’ consolidated assets to persons not affiliated with TELUS; (ii) a formal take-over bid being made for TELUS’ voting securities; (iii) any acquisition of 35 per cent or more of TELUS’ voting securities (excluding acquisitions by a subsidiary, the Company or any underwriter); (iv) any transaction involving the Company, its subsidiaries or its shareholders, where record holders of the voting securities of the Company immediately before these transactions hold less than 50 per cent of the voting securities of the Company or the continuing entity; or (v) any transactions that the Board determines to be a change of control.

However, subject to any other Board determination, a change of control specifically excludes any transactions where the record holders of the voting securities of the Company immediately before the transactions continue to have substantially the same beneficial ownership in an entity that owns, directly or indirectly, all or substantially all of the assets of the Company and its subsidiaries immediately after the transactions. Substantially all of the assets is defined to mean assets having a value greater than 90 per cent of the fair market value of the assets of the Company and its subsidiaries on a consolidated basis.

Upon a change of control, the Board may take one or more of the following actions: (i) arrange for the options to be assumed by or similar options be substituted by the bidder or a continuing entity, subject to satisfying certain stated criteria; (ii) accelerate the vesting of the options; (iii) make a determination as to the market price for the purpose of further actions with respect to the options; (iv) arrange for cash or other compensation in exchange for a surrender of any options; or (v) make any other determinations as appropriate.

If the Board does not take any of the above actions, the following will occur by default upon a change in control: (i) in the event of a take-over bid, all unvested options will vest for the purpose of a participant exercising the options and depositing the Shares received on exercise to the take-over bid, but any Shares not deposited to the take-over bid will be cancelled and the options will be reinstated as unvested options; or (ii) in any other case, all unvested options will vest.

If the Board does not accelerate unvested options or replacement options upon a change of control, then with regard to any participant (i) whose employment is terminated without cause or (ii) who dies while employed within two years of the change of control, the unvested options issued to that participant before the change of control or their replacement securities will immediately vest and be exercisable for (i) 90 days following termination or (ii) 12 months following death, as applicable.

Amendment procedure

The Board, subject to any required regulatory or shareholder approval, has the power to amend or discontinue the Management Option Plan at any time, provided that such amendment is not prejudicial to any existing optionholders. The Board may, without Shareholder approval, amend the vesting of any option, extend the termination date of any option to a date that is not beyond the original expiry date, add any cashless exercise feature that also reduces the share reservation by the number of Shares underlying the exercised options, make any amendments for compliance with the United States Jobs Creation Act 2004, and make any non-material amendments to the Management Option Plan. Shareholder and, as necessary, regulatory approval is required for any material amendments, including any increase in the number of Shares reserved, any change to eligible participants that could increase participation by insiders, any financial assistance by the Company, the addition of any cashless exercise feature that does not also reduce the share reservation by the number of Shares underlying the exercised options, the addition of any provision that results in a participant receiving Shares without the Company receiving cash consideration, any material change in the method to determine the exercise price of options, addition of any right permitting a change of the price of any outstanding options, any material expansion of the type of awards available under the plan, any amendment to extend the termination date of any option beyond its original expiration date or any amendment to permit any transfer of options other than by will or applicable laws.  In accordance with TSX rules, amendments to this amendment procedure provision require Shareholder approval.

The Directors Plan (Directors Share Option and Compensation Plan)

The Directors Plan was established to enable non-employee directors to participate in the growth and development of TELUS and to align directors’ interests with those of our Shareholders.  No options remain outstanding under the Directors Plan as the Board discontinued granting options to directors in 2002.  The Directors Plan also provides that a director may elect to receive his or her annual retainer and meeting fees in DSUs, Shares or cash.  DSUs entitle the directors to a specified number of, or a cash payment based on the value of, Shares.

Directors Plan at a glance

Term	Description
Participants	Non-employee directors.
Term	Maximum term is 10 years from date of grant for options. DSUs do not have a fixed term. Option term is automatically extended if an option expires during a black-out period.
Expiry

For options, earliest of:

•      12 months after the participant ceases to be a director due to death

•      immediately upon a participant becoming a director, officer or employee of a competitor after he or she ceases to be a TELUS director

•      the expiry date of the option, whether or not the participant is a director at that time.

DSUs are paid out after a director ceases to be a director for any reason at a time elected by the director in accordance with the Directors Plan.

DSU payout amount	Number of DSUs multiplied by the then applicable market price for applicable Shares.
Vesting	There are no options outstanding. All DSUs have vested.
Change of control	No.
Exercise price

For options, determined at the time of grant, but cannot be less than the market price of applicable Shares at the time of grant.

DSUs, when granted, are based on the weighted average trading price of Non-Voting Shares (or Common Shares for DSUs held before January 2001) on the business day prior to grant date.

Assignability	Not assignable, other than by will or the laws of succession on devolution.
Options and DSUs	14,210 Common DSUs and 395,269 Non-Voting DSUs. No options were outstanding.

Term	Description
outstanding as of March 16, 2012

Other features

For options outstanding on January 1, 2002, the Directors Plan permits the director to elect to receive in cash the difference between the market price of the Common Shares exercised and the exercise price. The Common Shares are not added back to the reservation if this election is selected. The Company may override the election and require that the Common Shares be issued from treasury in their entirety. The Directors Plan also contains a cash settlement feature.

DSUs are credited with dividends paid on the Shares. If a participant elects to be paid out in Shares, Non-Voting Shares are acquired by the plan administrator in the open market for the participant. In 2006, the ability of the Company to issue Shares from treasury in that circumstance was cancelled.

Amendment procedure

Subject to any regulatory or required Shareholder approval, the Board has the power under the Directors Plan to amend or terminate the Directors Plan at any time, provided that the amendment will not reduce the rights of a participant that have accrued before the amendment or termination.  This power includes the right to amend the vesting of any option or the waiver of any conditions with respect to DSUs and the right to extend the termination date of any option to a date that is not beyond the original expiry date. Shareholder and, as necessary, regulatory approval is required for any material amendments, including any increase in number of Shares reserved, any change to eligible participants that could increase participation by insiders, any financial assistance by the Company, the addition of any cashless exercise feature that does not reduce in the share reservation the number of Shares underlying the exercised options, the addition of any provision that results in a participant receiving shares without the Company receiving cash consideration, any material change in the method to determine exercise price of options, the addition of any right permitting a change of the price of any outstanding options, and any material expansion of the type of awards available under the plan. In accordance with TSX rules, amendments to this amendment procedure provision require Shareholder approval.

2012 amendments to the Directors Plan

On February 8, 2012, upon the recommendation of the Corporate Governance Committee and the Human Resources and Compensation Committee, the Board approved, certain amendments to the Directors Plan in order to give directors the ability to elect the valuation date of their DSUs upon retirement and other minor housekeeping amendments.  The TSX approved these amendments to the Directors Plan.

Since the Company ceased granting options in 2002 to directors and no options remain outstanding under the Directors Plan, on March 14, 2012, the Board approved amending the Directors Plan to eliminate the option provisions, to change the name of the plan to “Directors’ Deferred Share Unit Plan” and to make other minor housekeeping amendments.

Other existing share equity plans

In addition to the foregoing, there are two other plans under which options to acquire Shares remain outstanding, although no further options are being granted under any of these plans.

The Team TELUS Plan (TELUS Corporation Employee Stock Option Plan)

The Company established the Team TELUS Plan in 2001, which provided for 100 options to be granted, from time to time, to eligible participants. Under the terms of the Team TELUS Plan, all eligible employees received the same number of options. The Company discontinued option grants under it in 2004.

Team TELUS Plan at a glance

Term	Description
Participants	Eligible regular, part-time, casual and temporary employees of TELUS, other than those who were eligible to receive grants under the Management Option Plan.
Term	Maximum term is 10 years from date of grant. Option term is automatically extended if an option expires during a black-out period.
Expiry

The earliest of:

•      the day of any voluntary termination of employment by a participant, or the day a participant is terminated for just cause

•      three years after the date of normal retirement of a participant

•      12 months after the date of death or disability of a participant

•      90 days after termination of a participant’s employment without cause (or the sale of the subsidiary, if applicable)

•      the end of the option term.

Vesting	All of the options outstanding under this plan are now fully vested.
Change of control	No. All options have vested.
Exercise price	The weighted average trading price of the Non-Voting Shares on the trading day immediately before the grant date.
Assignability	Not assignable, other than by will or the laws of succession on devolution.
Total number of shares reserved for further options as of March 16, 2012	The Company currently has reserved 615,600 Non-Voting Shares for further option grants representing 0.19 per cent of the issued and outstanding Common Shares and Non-Voting Shares.
Options outstanding as of March 16, 2012	Options to purchase 59,150 Non-Voting Shares representing 0.02 per cent of the issued and outstanding Common Shares and Non-Voting Shares.

Other features and amendment procedure

The Team TELUS Plan has a cash settlement feature. In November 2010, we stopped using this feature due to changes proposed by the federal government to the tax treatment of cash settled options. Effective June 2007, in accordance with TSX rules, the Board may not amend the Team TELUS Plan without Shareholder approval.

Performance Stock Unit Plan

As noted on page 56, the Performance Stock Unit Plan is a medium-term incentive plan that awards EPSUs and MPSUs that are pegged to the value of the Non-Voting Shares.

Performance Stock Unit Plan at a glance

Term	Description
Participants

Members of the executive team as approved by the Compensation Committee.  Since February 2011, members may also include a broader group of senior management below the executive level as approved by the CEO.

Vesting

•      Vest and become payable in equal annual instalments over approximately a three-year period, subject to permitted deferrals.

•      All EPSUs and MPSUs vest and are paid out before the end of the second year after the grant year.

Change of control	Yes. See page 89.
Payout amount

Arithmetic average of the daily weighted average trading price of Non-Voting Shares on the TSX (excluding certain block trades and trades after a certain time in the day) for the five trading days before the vesting date.

Payment/termination

Unless otherwise determined by the Compensation Committee (or by the CEO with respect to grants below the executive team level), and subject to permitted deferrals, payment (or forfeiture) occurs upon the earliest of:

•      for vested EPSUs and MPSUs, 60 days after resignation of employment by a participant (other than by reason of retirement or disability), all unvested EPSUs or MPSUs forfeited immediately upon such resignation

•      vested and unvested EPSUs and MPSUs forfeited immediately on termination of employment for just cause

•      60 days after termination of employment without just cause for both vested and unvested EPSUs and MPSUs

•      60 days after retirement or termination as a result of disability for all vested and unvested EPSUs and MPSUs

•      60 days after the death of a participant, for all vested and unvested EPSUs and MPSUs

•      within 30 days of normal vesting date.

The Performance Stock Unit Plan, formerly known as the Executive Stock Unit Plan, was first implemented in 2002 for executive leadership team members and expanded in 2004 to include designated senior management team members. The purpose of this plan is to link a portion of the at-risk compensation to both the achievement of performance targets and total shareholder return, and to promote the retention of executives.  We amended the definition of retirement in the Performance Stock Unit Plan in 2010 to clarify when retirement begins for individuals participating in defined benefit plans, defined contribution plans or registered retirement savings plans.

The participants may elect to take payments under the Performance Stock Unit Plan in cash or Non-Voting Shares purchased in the market or, subject to all necessary corporate and regulatory approvals, in Non-Voting Shares issued from treasury.

When dividends on Non-Voting Shares are declared and paid during the life of an EPSU or MPSU, a participant receives an equivalent credit that is converted to additional EPSUs or MPSUs, as the case may be, in the participant’s account.  These dividend equivalents do not vest unless the applicable EPSUs or MPSUs vest.

Change of control

The Performance Stock Unit Plan contains change of control provisions equivalent to those in the Management Option Plan, as amended in 2010. These provisions generally provide that upon a change of control, as defined in these plans, the Board has the discretion to take certain actions such as the conversion of outstanding EPSUs and MPSUs into stock units under a similar plan of a publicly traded successor corporation, the vesting of all unvested EPSUs or MPSUs, or the provision of cash or other consideration in exchange for cancelling outstanding EPSUs or MPSUs. If the Board decides not to take any of the discretionary permitted actions, then the outstanding EPSUs and MPSUs will vest as set out for each defined change of control. For details, see the description of these provisions for the Management Option Plan in Change of control on page 83.

2011 amendments to the Performance Stock Unit Plan

In February 2011, the Human Resources and Compensation Committee approved amendments to further enhance the alignment of compensation to Shareholders’ interest by encouraging senior managers below the executive level (primarily senior vice-presidents, vice-presidents and directors) to voluntarily agree to meet designated share ownership targets (described on page 66) and further demonstrate their personal commitment to Shareholder success. Managers who meet share ownership requirements are eligible to receive annual grants of restricted units, or MPSUs, under the Performance Stock Unit Plan. The first grant of MPSUs took place in February 2011.  We amended the Performance Stock Unit Plan to allow for the issuance of MPSUs, and to change the name of the plan from the Executive Stock Unit Plan to the Performance Stock Unit Plan.

The features of MPSUs are substantially similar to those of EPSUs, except that the number of MPSUs allocated to eligible managers is determined differently than the number of EPSUs allocated to executives, in two ways:

•      For MPSUs, the CEO first establishes a dollar target by job level, which is then adjusted by the applicable corporate performance multiplier and the individual performance multiplier for the performance year to determine each manager’s adjusted MPSU value.

•      The number of MPSUs allocated is calculated without discounting for any Share price decline during the performance year.

We also amended the formula for determining the number of EPSUs allocated to executives to incorporate the concept of the EBIT bonus pool.  See page 49.

On May 4, 2011, the Human Resources and Compensation Committee amended the Performance Stock Unit Plan to incorporate clearer language to reflect that when a member elects to defer either of the first two tranches in a PSU grant, they are in effect making a deferral of the vesting date (and not just the payment date) of the PSUs in question. This wording clarification supports the intended tax treatment of the PSUs.

Restricted Stock Unit Plan

As noted on page 56, the Restricted Stock Unit Plan is a long-term incentive plan that awards RSUs that are pegged to the value of the Non-Voting Shares.

Restricted Stock Unit Plan at a glance

Term	Description
Participants	Members of the executive management and other employees (primarily senior and key management) as approved by the Compensation Committee.
Vesting	Typically, vest and become payable in the second year after the grant year.
Change of control	Yes. See below.

Term	Description
Payout amount

Arithmetic average of the daily weighted average trading price of Non-Voting Shares on the TSX (excluding certain block trades and trades after a certain time in the day) for the five trading days before the vesting date.

Payment/termination

Unless otherwise determined by the Compensation Committee, payment (or forfeiture) occurs upon the earliest of:

•      for vested RSUs, 60 days after resignation of employment by a participant (other than by reason of retirement or disability) — all unvested RSUs forfeited immediately upon such resignation

•      termination of employment of the participant for just cause - all vested and unvested RSUs forfeited immediately upon such termination

•      termination of employment without just cause — all vested RSUs shall be paid within 60 days upon termination and all unvested RSUs are forfeited on the date of termination

•      60 days after retirement or termination as a result of disability for all vested and unvested RSUs

•      60 days after the death of a participant, for all vested and unvested RSUs

•     within 30 days of normal vesting date.

The purpose of the Restricted Stock Unit Plan is to align the interests of management with those of Shareholders and to provide incentive compensation based on the value of Non-Voting Shares. This strategy provides an opportunity for participants to acquire, through RSUs, an increased ownership interest in the Company.

The participants may elect to take payments under the Restricted Stock Unit Plan in cash or Non-Voting Shares purchased in the market or, subject to all necessary corporate and regulatory approvals, in Non-Voting Shares issued from treasury.

When dividends on Non-Voting Shares are paid during the life of a RSU, a participant receives an equivalent credit that is converted to additional RSUs in the participant’s account.  These dividend equivalents do not vest unless the RSUs vest.

Change of control

The Restricted Stock Unit Plan contains change of control provisions equivalent to those in the Management Option Plan and Performance Stock Unit Plan. For details, see the description of these provisions for the Management Option Plan in Change of control on page 83.

2011 amendments to Restricted Stock Unit Plan

On May 4, 2011, upon the recommendation of the Human Resources and Compensation Committee, the Board approved amendments to the Restricted Stock Unit Plan to formalize the Human Resources and Compensation Committee’s authority to grant discretion to the CEO to determine the mix of RSUs and options for annual long-term incentive grants to executive vice-presidents, in order to enable the CEO to customize retention to achieve optimal impact on an individual basis.

THE ARRANGEMENT

THE ARRANGEMENT

The Arrangement

If the Arrangement is approved by the Shareholders and the Court, and the other conditions to the effectiveness to the Arrangement, including those set out in the BCBCA, the Final Order and the plan of arrangement, are either satisfied or, to the extent possible, waived, TELUS intends to implement the Arrangement on the Effective Date pursuant to the terms of the Final Order.

The Arrangement contemplates the elimination of TELUS’ dual class share structure through the conversion of all Non-Voting Shares held by Non-Voting Shareholders into Common Shares on the basis of one Common Share per Non-Voting Share held.

Following the conversion, the Non-Voting Shares will be removed from the authorized share structure of the Company. As a result, immediately following the Arrangement, TELUS will have a single class of voting equity securities, namely its Common Shares, each of which will have one vote per share.

The principal conditions to the effectiveness of the Arrangement include receipt of required Shareholder approvals, receipt of Court approval and TSX and NYSE approvals. If the conditions to the effectiveness of the Arrangement are satisfied or waived, it is currently contemplated that the Arrangement will be implemented on or about May 16, 2012.

Background to the proposed Arrangement

Overview

The inception of the Non-Voting Shares

On January 31, 1999, BC TELECOM and TELUS AB consummated a merger of equals by way of two court approved arrangements (the 1999 Arrangements). On January 31, 1999, TELUS (then known as BCT.TELUS Communications Inc.) became the successor to both BC TELECOM and TELUS AB upon completion of the 1999 Arrangements.

As part of the transactions contemplated by the 1999 Arrangements, the authorized share structure of TELUS was amended to create the Non-Voting Shares and the conversion rights attached thereto. Moreover, the power to restrict the issuance, transfer and ownership of shares necessary in order to ensure that TELUS and its subsidiaries remain qualified under the Telecommunications Act was added to the Articles.

Under the 1999 Arrangements, the TELUS AB common shares were adjusted and each outstanding common share of each of BC TELECOM and TELUS AB was exchanged for 0.75 of a Common Share and 0.25 of a Non-Voting Share.

The partial exchange under the 1999 Arrangements for the Non-Voting Shares had been devised by BC TELECOM and TELUS AB, as at the time, GTE beneficially owned approximately 50.7 per cent of the outstanding common shares of BC TELECOM and was in the process of completing a merger with Bell Atlantic, a U.S.-based corporation. Following completion of the merger of GTE and Bell Atlantic, Verizon (the resulting parent of both GTE and Bell Atlantic), beneficially owned approximately 26 per cent of the outstanding Common Shares, representing an aggregate foreign ownership interest of approximately 34 per cent.

The level of foreign ownership of TELUS following the 1999 Arrangements and the merger of GTE and Bell Atlantic was a concern for the board of directors of both BC TELECOM and TELUS AB as pursuant to the Telecommunications Act and the regulations thereunder any holding company (such as TELUS) with shares in another company that is a carrier was required (and is still required) to have not less than 66 2/3 per cent of the issued and outstanding voting shares owned by Canadians. Since the ownership of voting shares of TELUS by non-Canadians might otherwise have exceeded the thresholds set forth in the Telecommunications Act as a result of the beneficial ownership of Common Shares by Verizon, the following amendments to the Articles of TELUS were made as a result of the 1999 Arrangements:

•                  the Non-Voting Shares were created and given the same rights and attributes as the Common Shares, but for voting rights and except as otherwise described below

•                  if the Telecommunications Act was changed so that there would be no restriction on non-Canadians holding Common Shares, holders of Non-Voting Shares would have the right to convert all or part of their Non-Voting Shares into Common Shares on a one-for-one basis, and TELUS would have the right to require holders of Non-Voting Shares who did not make such an election to convert such shares into Common Shares on a one-for-one basis

•                  TELUS would provide notice to each holder of Common Shares before a meeting of Shareholders at which holders of Non-Voting Shares would be entitled to vote as a class and in such event, holders of Common Shares would have the right to convert all or part or their Common Shares into Non-Voting Shares on a one-for-one basis provided and to the extent that TELUS and its subsidiaries remained in compliance with the foreign ownership restrictions under the Telecommunications Act

•                  the Common Shares were subjected to constraints on transfer to ensure TELUS’ ongoing compliance with the foreign ownership provisions of the Telecommunications Act and the holders of Common Shares were given the right, if approved by the Board of Directors of TELUS, to convert Common Shares into Non-Voting Shares on a one-for-one basis in order that TELUS be in compliance with the foreign ownership restrictions under the Telecommunications Act

•                  in order for holders of the Non-Voting Shares to participate in any offer which is made to the holders of the Common Shares (but that is not made to the holders of Non-Voting Shares on the same terms), the offer must, by reason of applicable securities legislation or the requirement of the stock exchanges on which the Common Shares are listed, be one that has to be made to all or substantially all the holders of Common Shares who are in any province of Canada to which such requirements apply (an Exclusionary Offer). In such circumstances, each holder of Non-Voting Shares will, for the purposes of the Exclusionary Offer only, be permitted to convert all or part of the Non-Voting Shares held into Common Shares on a one-for-one basis during the applicable conversion period. In certain circumstances (namely, where there is the delivery of certificates, at specified times, by holders of 50 per cent or more of the issued and outstanding Common Shares to the effect that they will not, among other things, tender to such Exclusionary Offer or make an Exclusionary Offer), these conversion rights will not come into effect.

In addition to the Amendments described above, TELUS also instituted a declaration and reservation system under which, once a registered purchaser of Common Shares (or the broker acting on the behalf of such purchaser) has declared it is a non-Canadian, it must request a reservation number from Computershare, TELUS’ transfer agent, prior, and as a condition, to the transfer or issuance of Common Shares becoming effective.

Acquisition of Clearnet

On October 20, 2000, TELUS acquired 95 per cent of the outstanding shares of Clearnet pursuant to a take-over bid. The remaining 5 per cent of the outstanding shares were acquired by TELUS through the compulsory acquisition procedures under the Canada Business Corporations Act in January 2001. Clearnet also had a dual class share structure incorporating common shares and non-voting shares as a result of the same foreign ownership restrictions to which TELUS was subject.  Prior to the acquisition, the Clearnet non-voting shares were listed on both the TSX and NASDAQ. Under the terms of the take-over bid, Clearnet shareholders were offered in consideration of their shares a choice of cash, Non-Voting Shares or a combination of cash and Non-Voting Shares. At that time, the Non-Voting Shares were already listed on the TSX. As part of this acquisition, the Non-Voting Shares were listed on the NYSE and the Non-Voting Shares of Clearnet were delisted from both the TSX and NASDAQ in 2001.

Divestiture by Verizon

On November 30, 2004, the single most important non-Canadian Shareholder, Verizon, and the Company entered into an agreement pursuant to which the Company agreed to accommodate Verizon’s desire to divest all of its 20.5 per cent equity investment in TELUS. This divestiture was effected through a public secondary offering of Verizon’s entire equity interest.  Following the completion of the divestiture, the foreign ownership of the Common Shares was significantly reduced.

2005 Amendment to the Notice of Articles and Articles

In 2005, the Notice of Articles and the Articles were amended, among other things, to provide that the special rights and restrictions relating to foreign ownership compliance under the Telecommunications Act attaching to the Common Shares and the Non-Voting Shares be extended to ensure similar special rights, restrictions and compliance under both the Radiocommunication Act and the Broadcasting Act. These amendments had been put forward by TELUS in light of new business undertakings which were (and are still) subject to the foreign ownership restrictions under the Radiocommunication Act and the Broadcasting Act to continue to be eligible to be issued radio authorizations, radio licenses for radiocommunications or broadcasting distribution licenses. The foreign ownership restrictions under both the Radiocommunication Act and the Broadcasting Act were and continue to be substantially similar to those provided for under the Telecommunications Act.

Proposed income trust conversion

On September 11, 2006, the Company announced that the Board of Directors had unanimously approved a proposal to reorganize the Company in its entirety into an income trust. Under the terms of the proposed conversion, Shareholders would have received one trust unit of the income trust for each Share held (whether a Common Share or a Non-Voting Share). The income trust would have been a mutual fund trust and would have had only one class of units. However, on October 31, 2006, the federal Minister of Finance announced a new tax plan that increased the taxation of income trusts. TELUS then re-evaluated its proposal in light of the Minister’s announcement and, on November 24, 2006, announced that it would not proceed with the proposal as TELUS’ management and the Board of Directors believed it was no longer in the best interest of TELUS and its shareholders to do so.

Liberalization of foreign ownership rules

In recent years, the federal government has shown interest in considering the liberalization of foreign ownership rules applicable to entities such as TELUS.

More specifically, the Federal Government Throne Speech on March 3, 2010 and the Federal Budget on March 4, 2010 signalled an intention to consider opening the telecommunications services sector to further foreign investment. At present, the relaxation of the ownership and control regime is confined to satellite providers and any further relaxation of the regime would require the enactment of legislation. In

June 2010, Industry Canada unveiled three options for consultation on lifting foreign ownership restrictions for telecommunications companies, which included a phased in approach to liberalization that would allow increased flexibility for carriers with less than 10 per cent national market share. The Federal Government announced on March 14, 2012 that it will amend the Telecommunications Act to remove foreign ownership restrictions for telecommunications companies that hold less than a 10 per cent share of the total Canadian telecommunications market. However, it remains unclear whether and when further comprehensive changes might occur that would lead to the removal of foreign ownership restrictions on TELUS. Accordingly, it is not clear whether and when the Non-Voting Shares might convert into Common Shares pursuant to the existing conversion rights contained in the Articles as a result of a complete removal of foreign ownership restrictions.

Origins of the Proposal

The principal difference between the Common Shares and the Non-Voting Shares is that the Non-Voting Shares do not possess full voting rights. Notwithstanding that both classes of Shares are entitled to the same dividend, are widely held and have similar liquidity, the Non-Voting Shares have historically traded at a discount to the trading price of our Common Shares. Over the past three years, the average discount in the trading price of the Non-Voting Shares relative to the trading price of our Common Shares has been approximately 4.5 per cent.

In the past, the Shareholder base included Verizon, a non-Canadian Shareholder, that held a significant block of the Common Shares. TELUS’ dual class share structure, together with special rights and ownership restrictions set forth in the Articles as well as the reservation system described above under The Arrangement - Background to the proposed Arrangement - Overview - The inception of the Non-Voting Shares on page 92, were therefore an important tool that enabled the Company to manage the application of foreign ownership restrictions prescribed by the Telecommunications Act, and with foreign ownership restrictions under the Radiocommunication Act and the Broadcasting Act to which the Company became subject in 2005 as a result of new business undertakings. As at February 29, 2012, the estimated non-Canadian Share ownership was approximately 18 per cent, well below the regulatory threshold of 33 1/3 per cent.

Furthermore, the Non-Voting Shareholders have, on a number of occasions, been given the opportunity or had the right under our Articles to vote on important corporate developments. These occasions include every vote on the adoption or ratification of the Rights Plan since it was first adopted in 2000 and the adoption of amendments to the Notice of Articles and the Articles in 2005, described above.  Moreover, Non-Voting Shareholders would have had a vote on TELUS’ proposed conversion to an income trust, had that transaction proceeded. Similarly, the BCBCA and the Articles provide that holders of Non-Voting Shares have the right to vote on the Arrangement.

The Company therefore determined that extending full voting rights to all of TELUS’ Shareholders through a collapse of the dual class structure warranted careful consideration. In the months of December 2011 and January 2012, management analyzed the matter and prepared a submission to the Board of Directors in relation to the Proposal. The Company consulted with Osler with respect to legal matters relating to the Proposal, as well as precedent transactions and potential structures pursuant to which the Proposal could potentially be implemented. The Board of Directors in turn determined on January 25, 2012 that a Special Committee should be established to carefully consider the implications of the Proposal, whether to proceed with the Proposal and, if so, the most appropriate way to implement such a Proposal. For more details on the review of the Proposal by the Special Committee, please see The Arrangement - Special Committee review of the Proposal that follows.

Among other things, the Proposal is expected:

•                  to enhance the liquidity and marketability of the Common Shares, including through a listing of the Common Shares on the NYSE for the first time

•                  to address concerns expressed by some Shareholders about the impact of TELUS’ dual class share structure on liquidity and trading volumes

•                  to enhance TELUS’ leadership in respect of good corporate governance practices by granting the right to vote to the Non-Voting Shareholders, who hold approximately 46 per cent of the Shares and have the same economic interest in the Company as the Common Shareholders

•                  to align the capital structure of the Company with what is generally viewed as best practice

•                  to continue TELUS’ ongoing ability to comply with the foreign ownership restrictions under the Telecommunications Act, the Radiocommunication Act and the Broadcasting Act as the Company will continue to have the ability under the Articles to ensure such compliance

•                  not to affect the earnings per share and dividend paid per Common Share and Non-Voting Share.

Announcement of the Proposal

On February 21, 2012, the Special Committee met with Scotia Capital to receive the Fairness Opinion and finalize its recommendation to the Board in respect to the Proposal. On February 21, 2012, the Special Committee unanimously recommended, based on the considerations set out under The Arrangement - Reasons for the recommendation of the Special Committee on page 96, that the Board approve proceeding with the Proposal and recommend to Shareholders that they vote in favour of the Proposal. The Board then held a meeting later on February 21, 2012 to consider the Special Committee’s recommendations and the Fairness Opinion. The Board concluded that it would unanimously recommend that Shareholders approve the adoption of the Proposal. On February 21, 2012, TELUS issued a news release outlining the key terms of the Proposal.

Special Committee review of the Proposal

On January 25, 2012, the Board constituted the Special Committee comprised of Brian Canfield (Chair of the Special Committee), Charlie Baillie, John Butler, John Lacey, Rusty Goepel and Bill MacKinnon to review and evaluate the Proposal and make recommendations to the Board relating thereto.

Mandate and powers of the Special Committee

The Special Committee had the following mandate:

•                 to review, direct and supervise the process to be carried out by the Company and its professional advisors in assessing the Proposal

•                  to consult and enter into such discussions with the Board, management, professional advisors to the Company and such other parties as the Special Committee deemed necessary or advisable in relation to its assessment, consideration and review of the Proposal

•                  to supervise the conduct of and, if necessary or appropriate, to conduct any discussions on behalf of, the Company with respect to the Proposal

•                  to conduct and carry out such investigations in relation to the Proposal as the Special Committee deemed necessary or advisable

•                  to consider such other matters as the Special Committee determined to be necessary or advisable in order to report and make recommendations to the Board with respect to the Proposal

•                  to report and to consider and make recommendations to the Board with respect to the Proposal and processes related to the Proposal as the Special Committee considered necessary or advisable (including the calling and holding of any meeting of Shareholders and the implications of the Proposal for the Shareholders and other stakeholders of the Company).

The Special Committee had the following powers:

•                  to retain financial advisors of its choosing at the Company’s expense to assist the Special Committee and the Company, including with respect to the preparation of a fairness opinion if required or appropriate in the circumstances

•                  if appropriate, to advise the Board with respect to any matters or issues of concern to the Special Committee in connection with the Proposal that the Special Committee considered necessary or advisable

•                  to authorize and approve such documents and agreements as may be necessary for the proper performance by the Special Committee of its responsibilities including, without limitation, the terms of any compensation, engagement or indemnification agreements with the professional advisors to the Special Committee and to direct the management of the Company with respect to the execution and delivery of same

•                  to review and comment upon, in the course of preparation thereof, all circulars or documents to be mailed or delivered by the Company to its Shareholders or to be filed with courts or securities regulatory authorities in Canada or the United States in connection with the Proposal and, in particular, approve those portions of such circulars or documents which pertain to the Special Committee, the recommendations of the Special Committee to the Board and the reasons for such recommendations

•                  to take such actions as the Special Committee determined are necessary or advisable to provide the Shareholders with sufficient information with respect to the Proposal so as to enable them to make an informed decision with respect to the Proposal

•                  to take such other steps, retain such additional professional advisors and do such other things as it, in its discretion, considered to be necessary or advisable, to discharge its responsibilities.

Review of the Proposal

The Special Committee retained Scotia Capital to provide it with certain independent financial advice. At the request of the Special Committee, Scotia Capital provided the Fairness Opinion as to the fairness of the proposed conversion ratio, from a financial point of view, to the Shareholders. A more detailed summary of the Fairness Opinion is set out under The Arrangement - Fairness Opinion on page 96.

Between February 1, 2012 and February 27, 2012, the Special Committee held five formal meetings to discuss the Proposal, the Arrangement and the other Transaction Documents. The Special Committee received ongoing advice from Osler, Scotia Capital and TELUS’ management in respect of the Arrangement, the other Transaction Documents and the Proposal generally. Additional legal advice was obtained from Farris and Skadden. The Special Committee received ongoing financial advice from and presentations by Scotia Capital, including (i) a detailed presentation on February 8, 2012 described below in which Scotia Capital set out its preliminary views concerning the transaction, (ii) a further presentation on February 15, 2012 described below in which a detailed update was provided concerning Scotia Capital’s observations on the transaction, and (iii) a final presentation on February 21, 2012 described below setting out Scotia Capital’s conclusions on the fairness of the transaction, which are set out in the Fairness Opinion attached as Appendix H.

Special Committee meetings

February 1 meeting

On February 1, 2012, the Special Committee held its initial meeting. TELUS’ management presented an overview of options to be considered in deciding how best to collapse the dual class share structure. At that meeting, Osler addressed legal matters relevant to the formation of the Special Committee, the retention of financial advisors, potential transaction structures and recent transactions.

The Special Committee was also afforded an opportunity to discuss and review with management information relating to the creation, attributes and historical trading price and volumes of the Common Shares and Non-Voting Shares. Issues related to the share conversion ratio and the impact of that ratio on share price, dividend yield, the number of outstanding Shares, forecasted EPS and dividend payout, as well as related implications for Common Shareholders and Non-Voting Shareholders were also reviewed and discussed.

At the meeting, the Special Committee considered the retention of financial advisors. After reviewing which advisors might have the requisite expertise and understanding of the market for the Shares, the Special Committee selected Scotia Capital. The Special Committee assessed Scotia Capital’s independence in light of its role in previous engagements, including recent financings, and concluded that Scotia Capital had the requisite independence and qualifications. Accordingly, Scotia Capital was retained as financial advisor to the Special Committee.

February 8 meeting

On February 8, 2012, the Special Committee received a presentation from Scotia Capital setting out their preliminary observations on matters to be considered in determining an appropriate conversion ratio. During the presentation, Scotia Capital also reviewed with the Special Committee its approach to fairness. Scotia Capital noted that factors that Scotia Capital and the Special Committee should evaluate, assess and analyze in considering the fairness of the conversion ratio, would include (i) the legal rights attached to the Common Shares and the Non-Voting Shares, (ii) market precedents for share consolidation transactions of this type, (iii) value implications, and (iv) benefits flowing from a share consolidation to the Common Shares and the Non-Voting Shares.

Scotia Capital also presented to committee members initial observations on Share value and liquidity as compared with other industry players with single class share structures and dual class share structures. Finally, Scotia Capital summarized their preliminary observations on potential approaches to determining the appropriate share conversion ratio.

February 15 meeting

On February 15, 2012, the Special Committee received an updated presentation from Scotia Capital on matters to be considered in determining an appropriate conversion ratio, along with a presentation from management on certain legal, accounting and taxation issues.

During the updated presentation, Scotia Capital reviewed a range of different possible conversion ratios and provided their perspective on the implications of these options for such matters as share price, EPS, dividend yield and share dilution. Scotia Capital observed that it was their view that a one-for-one conversion ratio was the appropriate conversion ratio.

The members of the Special Committee held extensive discussions with Scotia Capital concerning the implications of different possible conversion ratios. Members of the Special Committee then determined that they saw considerable merit to a one-for-one conversion ratio.

In addition, management summarized the necessary amendments, actions and required regulatory approvals with respect to the treatment of the share option and share-based incentive plans in light of different possible conversion ratios. Management also reviewed the accounting and tax implications of the Proposal.

February 21 meeting

On February 21, 2012, the Special Committee received a presentation from Scotia Capital in which it reviewed the factors that it had considered in assessing the appropriate conversion ratio and the fairness, from a financial point of view, of this conversion ratio. Scotia Capital confirmed its recommendation that a one-for-one conversion ratio was the appropriate conversion ratio. It also confirmed that it was in a position to deliver a fairness opinion. It reviewed this fairness opinion with the Special Committee, discussing the matters described under The Arrangement - Fairness Opinion on page 96. Scotia Capital concluded that the proposed one-for-one conversion ratio is fair, from a financial point of view, to the holders of Non-Voting Shares and to the holders of Common Shares.

The Special Committee then discussed a range of issues relating to the Proposal. The Special Committee unanimously concluded that the Proposal is in the best interests of the Company and is reasonable and fair in the circumstances. It therefore determined to recommend to the Board that it approve the Proposal and recommend that Shareholders vote in favour of the Proposal.

February 27 meeting

On February 27, 2012, the Special Committee reviewed a draft report to the Board of Directors which included its recommendation to the Board on the Arrangement. It also received a presentation from Osler with respect to a draft of the Circular that was being prepared in connection with the Meeting. The draft Circular included drafts of the schedules to the Circular, including the plan of arrangement and the Interim Order. The Special Committee held a thorough discussion with respect to these matters. It then resolved to adopt the report of the Special Committee to the Board of Directors and to approve those portions of the Circular pertaining to the Special Committee, the recommendations of the Special Committee to the Board and the reasons for such recommendations.

Recommendation of the Special Committee to the Board of Directors

The Special Committee unanimously recommended, based on the considerations set out below, that the Board approve the Arrangement and recommend that Shareholders vote in favour of the Arrangement Resolution. The Special Committee also determined, based on its overall consideration of procedural and substantive factors relating to the Proposal, that the Arrangement is in the best interests of TELUS and is reasonable and fair in the circumstances.

Reasons for the recommendation of the Special Committee

In its review of the Proposal, the Special Committee considered a number of factors. It also considered issues of procedural fairness and of substantive fairness in respect of the Proposal. In making its determination, the Special Committee concluded that, in its judgement, on balance, the positive procedural and substantive factors outweigh any negative factors, as further outlined below under The Arrangement - Procedural fairness and The Arrangement - Substantive fairness.

Procedural fairness

In respect of the question of procedural fairness, the Special Committee considered the following factors:

•                  the Special Committee conducted a thorough review of the Arrangement and the transactions to be completed thereunder

•                  in conducting its review, the Special Committee retained and received advice from independent financial advisors

•                  the Special Committee was advised by Osler, Farris and Skadden on relevant legal considerations

•                  the Board had been and would be advised by TELUS’ legal advisors and would review the Fairness Opinion with the independent financial advisors

•                  the approval of the Arrangement by Shareholders must be by:

•                  a two-thirds majority of the votes cast by holders of Common Shares, voting separately as a class, present in person or represented by proxy at the Meeting; and

•                  a two-thirds majority of the votes cast by holders of Non-Voting Shares, voting separately as a class, present in person or represented by proxy at the Meeting

•                  the Special Committee and the Board would ensure that the Circular to be delivered to Shareholders in respect of the Meeting contained sufficient information to permit Shareholders to form a reasoned judgement concerning the Arrangement, including the terms of the Arrangement, the background to the Proposal, the process followed by the Board and the Special Committee in reviewing the Proposal, a summary of the advice received by the Special Committee, the Fairness Opinion and the factors considered in making the recommendations contained in the Circular

•                  completion of the Arrangement would be subject to the important oversight of a judicial determination as to its fairness at a hearing which would, upon appropriate notice being given and subject to the discretion of the Court, permit submissions by interested parties, including the Shareholders. The Special Committee noted that if the Arrangement did not receive the requisite Shareholder and Court approvals, the Arrangement would not be implemented

•                  Non-Voting Shareholders who do not vote in favour of the Arrangement would have dissent rights in accordance with Division 2 of Part 8 of the BCBCA, as modified by the Arrangement and the Interim Order.

Substantive fairness

In respect of substantive fairness, the Special Committee considered the following factors, among others:

•                  following completion of the Arrangement, all holders of Non-Voting Shares will have a vote in proportion to their relative interest in TELUS, including with respect to the election of directors, consistent with companies that do not have dual class share structures

•                  the Special Committee sought and obtained the Fairness Opinion from Scotia Capital confirming the fairness of the proposed conversion ratio from a financial point of view, to both the Common Shareholders and the Non-Voting Shareholders

•                  the elimination of the dual class share structure may potentially enhance liquidity for the Common Shares to the extent that certain investors who choose not to invest, or are restricted by investment policies from investing, in shares of corporations with dual class share structures may consider purchasing shares of TELUS following implementation of the Arrangement and the elimination of TELUS’ dual class share structure

•                  the Arrangement would not have a negative impact on EPS, dividend yields or trading liquidity

•                  the Arrangement would not have negative accounting or tax implications.

Fairness Opinion

The views of Scotia Capital expressed in the Fairness Opinion were an important consideration in the Special Committee’s unanimous recommendation of the Proposal to the Board and the Board’s decision to proceed with the Proposal.

The Special Committee retained Scotia Capital, among other things, to address the fairness, from a financial point of view, of the proposed conversion ratio to the Common Shareholders and the Non-Voting Shareholders. In connection with this mandate, Scotia Capital provided an opinion to the Special Committee to the effect that, as of the date of such opinion and subject to the assumptions, limitations and qualifications contained therein, the proposed conversion ratio is fair, from a financial point of view, to the holders of Non-Voting Shares and to the holders of Common Shares.

In assessing the fairness of the proposed conversion ratio from a financial point of view, Scotia Capital considered the context under which the Non-Voting Shares were created, the legal attributes of each class of Shares, and the net benefits that accrue to each class of Shares as a result of the Arrangement. Scotia Capital also reviewed and considered other recent dual class share collapse transactions. Scotia Capital considered the historical trading values of the Common Shares and the Non-Voting Shares, but considered that less relevant than the intrinsic value of each class of Shares as affected by the proposed Arrangement. In particular, Scotia Capital considered, among others, the following factors:

•                  the dual class share structure was originally designed solely to deal with Canadian foreign ownership restrictions at a time when the Company’s Shareholder base included a significant non-Canadian shareholder

•                  pursuant to the Articles, the Common Shares and the Non-Voting Shares have equal economic rights, including the right to any dividends or distributions or a share of proceeds on any winding up of the Company

•                  pursuant to the Articles, upon the elimination of the foreign ownership restrictions, the Non-Voting Shares will be converted into Common Shares on a one-for-one basis

•                 existing coat-tail provisions provide that the Non-Voting Shares are convertible into Common Shares on a one-for-one basis in connection with a takeover bid that is not also extended to holders of Non-Voting Shares on the same basis as the holders of Common Shares

•                  upon completion of the Arrangement the EPS attributable to each of the Common Shares and Non-Voting Shares remains unchanged

•                  upon completion of the Arrangement the dividend paid per Share on each of the Common Shares and Non-Voting Shares remains unchanged

•                  benefits of the Arrangement resulting from improved corporate governance, simplification of the share structure and improved trading liquidity will accrue to both classes of Shares

•                  a majority of recent precedent dual share structure collapse transactions were completed on a one-for-one conversion ratio.

The full text of the Fairness Opinion, setting out the assumptions made, matters considered, and limitations and qualifications on the review undertaken in connection with the Fairness Opinion and Scotia Capital’s approach to fairness, is attached as Appendix H to this Circular. The summary of the Fairness Opinion described in this Circular is qualified in its entirety by reference to the full text of the Fairness Opinion.

Under the Engagement Letter, the Company has agreed to pay a fee to Scotia Capital for its services as a financial advisor, including a fee for the delivery of the Fairness Opinion. The fee payable to Scotia Capital is not contingent in whole or in part on the outcome of the Arrangement or on the conclusions reached in the Fairness Opinion. The Company has also agreed to reimburse certain reasonable out-of-pocket expenses to Scotia Capital and indemnify Scotia Capital against certain liabilities in connection with its engagement.

The Fairness Opinion is not a recommendation to any Shareholder as to how to vote or act on any matter relating to the Arrangement. In addition, the Fairness Opinion does not address the relative merits of the Arrangement as compared to other business strategies or transactions that might be available with respect to the Company or the Company’s underlying business decision to effect the Arrangement. At TELUS’ direction, Scotia Capital has not been asked to, nor does Scotia Capital, offer any opinion as to the material terms (other than the proposed conversion ratio) of the Arrangement, or the form of the Proposal. The Special Committee and the Board urge the Shareholders to read the Fairness Opinion, attached hereto as Appendix H, carefully and in its entirety.

Recommendation of the Board of Directors

Following the Special Committee meeting on February 21, 2012, the Board met on February 21, 2012, and based on the recommendation of the Special Committee and the considerations set out under The Arrangement - Reasons for the recommendation of the Special Committee on page 96 and after receipt of a presentation from Scotia Capital in respect of the Fairness Opinion, the Board of Directors determined that the Proposal is in the best interests of TELUS and is reasonable and fair in the circumstances and recommended that Shareholders vote in favour of the Proposal. On February 21, 2012, TELUS issued a news release outlining the key terms of the Proposal.

On March 14, 2012, the Board of Directors met again and determined that the Arrangement is in the best interest of TELUS and is reasonable and fair in the circumstances. It therefore approved proceeding with the Arrangement, and recommended that Shareholders vote in favour of the Arrangement Resolution.

Terms of the Arrangement

The following description is qualified in its entirety by reference to the full text of the Arrangement, which is attached as Appendix F to this Circular.

Commencing at the Effective Time, the following transactions, among others, will occur and will be deemed to occur in the following order:

a)              each Non-Voting Share held by a Dissenting Shareholder in respect of which such Dissenting Shareholder has given Notice of Dissent and has not effectively withdrawn or lost its Dissent Rights (each, a Dissenting Share) shall, as of the Effective Time, be and be deemed to be transferred by the holder thereof to the Company (free and clear of any Liens) in consideration for the right to be paid by the Company the fair value of such Dissenting Share determined and payable in accordance with Article 3 of the plan of arrangement and, as of the Effective Time, such Dissenting Shareholder will cease to be the holder thereof or have any rights as a holder in respect of such Dissenting Share other than the right to be paid by the Company the fair value of such Dissenting Share determined and payable in accordance with the plan of arrangement and such Dissenting Shares shall be cancelled, shall not be retained by the Company and shall not be reissued by the Company

b)             the condition in Section 27.6.2 of the Articles with respect to the right provided therein to Non-Voting Shareholders to convert each of their Non-Voting Shares into one Common Share shall be deemed to have been satisfied

c)              each Non-Voting Share outstanding immediately prior to the Effective Time (other than Dissenting Shares transferred to the Company pursuant to Section 2.2(a) of the plan of arrangement), shall be and be deemed to have been converted into one Common Share in accordance with Section 27.6.3 of the Articles, the rights of the holders of such converted Non-Voting Shares as the holder thereof shall cease, the holders of such converted Non-Voting Shares shall be treated for all purposes as having become the holder of record of Common Shares, and the amount added to the capital of the Company’s Common Shares on the aforesaid conversion shall be an amount equal to the paid-up capital (for purposes of the Income Tax Act (Canada)) of the Non-Voting Shares so converted

d)             the Rights Plan shall be amended and restated and shall be deemed to have been amended and restated to (i) remove the Series B Rights, (ii) rename the Series A Rights as Rights and (iii) effect such consequential amendments as are necessary to properly reflect such changes and such amended and restated Rights Plan shall be deemed to be, and shall continue to be deemed to be, in all respects, the Rights Plan

e)              each outstanding Non-Voting Option that has not been duly exercised prior to the Effective Time shall be and shall be deemed to be exchanged for a Replacement Option to purchase from the Company one Common Share. Such Replacement Option shall provide for an exercise price per Common Share equal to the exercise price per Non-Voting Share of such Non-Voting Option immediately prior to the Effective Time. Except as otherwise described in this paragraph, the term to expiry, vesting schedule, conditions to and manner of exercising, and all other terms and conditions of a Replacement Option will be the same as the Non-Voting Option for which it is exchanged, and any document or agreement previously evidencing a Non-Voting Option shall thereafter evidence and be deemed to evidence such Replacement Option

f)                the Company Stock Option Plans shall be amended and restated and shall be deemed to have been amended and restated to (i) reflect the conversion of Non-Voting Shares into Common Shares and the removal of the Non-Voting Shares from TELUS’ authorized share structure pursuant to the Arrangement, (ii) remove any and all restrictions to the granting of options to purchase Common Shares (other than the reserves of the Common Shares and the Non-Voting Shares existing immediately prior to the Effective Time) and (iii) effect such consequential amendments as are necessary to properly reflect such changes by amending and restating each Company Stock Option Plan

g)             the Company DRISP shall be amended and restated and shall be deemed to have been amended and restated to provide that (i) dividends paid in cash after the Effective Time will be reinvested into Common Shares in lieu of Non-Voting Shares, (ii) optional cash payments made by participants after the Effective Time will be applied to the purchase of Common Shares in accordance with the Company DRISP, (iii) the purchase price for Common Shares issued from treasury for the DRISP will be based on a five-day weighted average trading price and (iv) effect such consequential amendments as are necessary to properly reflect such changes by amending and restating the Company DRISP and such amended and restated Company DRISP shall continue to be deemed to be, in all respects, the Company DRISP

h)             all existing participants enrolled in the DRISP who have converted and deemed to have converted Non-Voting Shares into Common Shares pursuant to the Arrangement shall, in respect of the Common Shares received, be deemed to be enrolled in, and participants under, the DRISP without any further act or formality on the part of such participants

i)                 the Articles shall be amended and deemed to have been amended by deleting Articles 27 and 28 and replacing them with Articles 27 and 28 substantially in the form attached as Schedule “B” to the Arrangement and adding the following as a new Article 2.10:

“2.10             Acknowledgements

Notwithstanding any other provisions contained in the Articles, upon the adoption by the Company of a system whereby the Company or its transfer agent may issue to shareholders a non-transferable written acknowledgement of the right to obtain a share certificate (an “Acknowledgement”), all references in these Articles to the issue of share certificates shall be read to include Acknowledgements, where required, and shares subject to any Acknowledgements may be transferred in the manner as provided by the Company or its transfer agent.”

j)                 the Notice of Articles shall be amended and deemed to have been amended by the Notice of Alteration and, subject to and in accordance with its terms, the Notice of Alteration will eliminate the Non-Voting Shares from the authorized share structure of the Company and will increase the number of Common Shares that the Company is authorized to issue by that number of Non-Voting Shares that the Company was previously authorized to issue.

Effects of the Arrangement

If the Arrangement is approved by the Shareholders, the Court and the other conditions to the effectiveness of the Arrangement, including those set out in the BCBCA, the Final Order and the plan of arrangement are either satisfied or, to the extent possible, waived, and the Board does not decide against proceeding with the Arrangement, then the Arrangement will become effective at, and be binding at and after, the Effective Time. Pursuant to the Arrangement, among other things:

•                  all of the issued and outstanding Non-Voting Shares will be converted into Common Shares on a one-for-one basis

•                  the Non-Voting Shares will be removed from TELUS’ authorized share structure

•                  TELUS will have a single class of outstanding voting equity securities, namely the Common Shares

•                  each Common Share will continue to carry one vote per share

•                  the Rights Plan will be amended and restated to (i) remove the Series B Rights, (ii) rename the Series A Rights as Rights and (iii) effect such consequential amendments as are necessary to properly reflect such changes

•                  all of the Non-Voting Options will be exchanged for Replacement Options on a one-for-one basis and the exercise price, the vesting schedule and the other terms and conditions, of each such Replacement Option will be the same as those of the Non-Voting Options

•                  the Stock Option Plans will be amended and restated to (i) reflect the conversion of the issued and outstanding Non-Voting Shares into Common Shares and the removal of the Non-Voting Shares from TELUS’ authorized share structure, (ii) remove any and all restrictions to the granting of options to purchase Common Shares and (iii) effect such consequential amendments as are necessary to properly reflect such changes

•                  the DRISP will be amended and restated to provide that (i) dividends paid in cash after the Effective Time will be reinvested into Common Shares in lieu of Non-Voting Shares, (ii) optional cash payments made by participants after the Effective Time will be applied to the purchase of Common Shares in accordance with the DRISP and (iii) the purchase price for Common Shares issued from treasury for the DRISP will be based on a five-day weighted average trading price rather than a 20-day weighted average trading price

•                  all existing participants enrolled in the DRISP who converted their Non-Voting Shares into Common Shares pursuant to the Arrangement will be deemed to be enrolled in, and participants under, the DRISP without any further act or formality on the part of such participants

•                  the Articles will be amended to (i) reflect the adoption by the Company of the DRS with regard to the Common Shares by providing that Common Shareholders may be issued a non-transferable written acknowledgement of the right to obtain a share certificate rather than a physical certificate, (ii) remove the Non-Voting Shares from the Articles, (iii) incorporate by reference the restrictions on ownership of voting shares by non-Canadians prescribed by certain Canadian laws and the processes related thereto, with a view of simplifying the Articles and providing additional flexibility in the event of legislative changes, and (iv) grant to the Company and the directors all necessary powers to suspend voting rights with regard to Common Shares owned or controlled by non-Canadians in certain circumstances and to carry out the intent and purposes of such non-Canadian ownership restrictions, including by granting them authority to establish rules, operating procedures and forms of declaration and related materials to be used by the transfer agent, depositories and other persons to monitor the holding of voting shares, effect a suspension of voting rights and restrict or refuse the transfer or issuance of voting shares

•                  the Notice of Articles will be amended to (i) reflect the elimination of the Non-Voting Shares from TELUS’ authorized share structure and (ii)  increase the number of Common Shares that the Company is authorized to issue by that number of Non-Voting Shares that the Company was previously authorized to issue.

In addition to the above-mentioned effects, the Board of Directors has approved a resolution (i) amending and restating the Directors Plan, Performance Stock Unit Plan and Restricted Stock Unit Plan such that, from and after the Effective Time, the amount payable to an incentive rights holder upon exercise will be based on the market price of the Common Shares or will be payable in Common Shares rather than Non-Voting Shares and (ii) amending and restating the Employee Share Purchase Plan such that, from and after the Effective Time, it no longer applies to Non-Voting Shares. The proposed amendment and restatement of the Directors Plan, Performance Stock Unit Plan, Restricted Stock Unit Plan and Employee Share Purchase Plan is conditional upon the Arrangement becoming effective in accordance with the terms and conditions of the BCBCA, the Final Order and the plan of arrangement.

Procedure for the Arrangement becoming effective

The following procedural steps must be taken for the Arrangement to become effective:

•                  the Arrangement Resolution must be passed, with or without variation, by Shareholders as described under The Arrangement - Shareholder approvals below

•                  the Court shall have determined that the terms of the Arrangement are reasonable and fair and the Arrangement must have been approved by the Court pursuant to the Final Order

•                  the TSX and NYSE must approve the listing of the Common Shares resulting from conversion of the Non-Voting Shares pursuant to the Arrangement and the NYSE must also approve the listing of all currently outstanding Common Shares

•                  all of the conditions set out in the BCBCA, the Final Order and the plan of arrangement must have been satisfied or, to the extent possible, waived.

Shareholder approvals

At the Meeting, Shareholders will be asked to consider and, if thought fit, approve the Arrangement Resolution. Subject to any further order of the Court, the Interim Order provides that approval of the Arrangement Resolution will require the affirmative vote of at least two-thirds of the votes cast by the Common Shareholders and two-thirds of the votes cast by the Non-Voting Shareholders, each voting separately as a class, present in person or represented by proxy and entitled to vote at the Meeting. At the Meeting, each Common Shareholder and Non-Voting Shareholder shall be entitled to one vote for each Share held. The Arrangement Resolution must receive the requisite Shareholder approvals in order for TELUS to seek the Final Order. If the Arrangement Resolution is approved at the Meeting, TELUS intends to seek the Final Order from the Court and implement the Arrangement on the Effective Date pursuant to the terms of the Final Order. Notwithstanding the approval by Shareholders of the Arrangement Resolution, TELUS reserves the right in accordance with the Arrangement Resolution and Section 298 of the BCBCA not to proceed with the Arrangement.

Court approval

An Arrangement under the BCBCA requires Court approval. Prior to the sending of this Circular, the Company obtained the Interim Order from the Court authorizing and directing the Company to call, hold and conduct the Meeting and to submit the Arrangement to the Shareholders for approval and filed a Notice of Petition for the Final Order to approve the Arrangement. Copies of the Interim Order and the Notice of Petition are attached as Appendix D and Appendix E, respectively, to this Circular. Subject to the terms of the Arrangement and approval of the Arrangement Resolution by the Shareholders at the Meeting in the manner required by the Interim Order, TELUS will make an application to the Court for the Final Order. The hearing in respect of the Final Order is expected to take place on or about May 14, 2012, or as soon thereafter as counsel may be heard, at the Courthouse, at 800 Smithe Street, Vancouver, British Columbia. Any Shareholder and any other interested party who wishes to participate or to be represented or to present evidence or argument at the hearing may do so, subject to filing with the Court and serving upon TELUS a response in the form prescribed by the Supreme Court Civil Rules (British Columbia) together with any evidence or materials that such party intends to present to the Court on or before 4:00 p.m. (PDT) on May 10, 2012. Service of such notice shall be effected by service upon the solicitors for TELUS: TELUS Corporation c/o Farris, Vaughan, Wills & Murphy LLP, Barristers & Solicitors, 2500 — 700 West Georgia Street, Vancouver, British Columbia V7Y 1B3 Attention: Robert S. Anderson Q.C. / Teresa M. Tomchak.

At the hearing, the Court will consider, among other things, the fairness of the terms and conditions of the Arrangement. The Court may approve the Arrangement in any manner the Court may direct, subject to compliance with such terms and conditions, or to any amendments or variations directed by the Court, if any, as the Court deems fit.  Prior to the hearing on the Final Order, the Court will be informed that the Final Order will also constitute the basis for an exemption from registration under the U.S. Securities Act for the Common Shares to be issued in the Arrangement to holders of Non-Voting Shares pursuant to Section 3(a)(10) of the U.S. Securities Act.

Procedure for distribution of Common Shares to Non-Voting Shareholders

As soon as practicable following the Effective Time and to the extent applicable, the Company shall issue and shall deliver or cause to be delivered to each holder of record of Non-Voting Shares, at the close on the DRS Record Date (other than (i) Dissenting Shareholders and (ii) Shareholders who are participants in the DRISP) a Direct Registration System Advice form (DRS Advice) which will state the total number of Common Shares that such Non-Voting Shareholder is entitled to upon the conversion of his or her Non-Voting Shares pursuant to the Arrangement. This DRS Advice will allow Non-Voting Shareholders to hold their newly-converted Common Shares in a “book-entry” form without having a physical share certificate issued as evidence of ownership. However, those Shareholders who wish to receive a physical share certificate can make a request to Computershare, TELUS’ transfer agent, by following the instructions that will be on the DRS Advice.

Except for (i) any Dissenting Shareholders and (ii) Shareholders who are participants in the DRISP, the holders of record of Non-Voting Shares at the close on the DRS Record Date will be entitled to the DRS Advice which will represent their entitlement to the Common Shares to be distributed to holders of Non-Voting Shares pursuant to the Arrangement. After the close on the DRS Record Date, certificates formerly representing Non-Voting Shares (other than Dissenting Shares) shall be cancelled, and considered null and void. Following the DRS Record Date, the certificates representing the Non-Voting Shares shall cease to represent a claim or interest of any kind or nature, including a claim for dividends or other distributions, against TELUS (other than a claim by Dissenting Shareholders to be paid the fair value of Dissenting Shares. See Regulatory and legal matters - Dissent Rights on page 104). Holders of record who wish to transfer their Common Shares after the Effective Time but prior to receipt of their DRS Advice should contact Computershare for details concerning the steps involved in effecting such a transfer.

Common Shares issued pursuant to the Arrangement to Shareholders who are participants in the DRISP on the DRS Record Date for Non-Voting Shares held by Computershare Investor Services Inc., the plan agent, in such participants’ accounts on such date, will be reflected in the first quarterly statement sent by Computershare Investor Services Inc., the plan agent, to such participants pursuant to the DRISP, as amended and restated pursuant to the Arrangement.

Treatment of Non-Voting Options

Pursuant to the Arrangement, each Non-Voting Option outstanding as at the Effective Time will be exchanged for an option to purchase one Common Share from the Company subject to the same terms and conditions with regard to exercise price, vesting schedule, term to expiry and manner of exercise as the former Non-Voting Option. From and after the Effective Time, documents and agreements evidencing a Non-Voting Option will evidence a Replacement Option. Pursuant to the Arrangement, the Stock Option Plans will be amended and restated on the Effective Time to (i) reflect the conversion of Non-Voting Shares into Common Shares and the removal of the Non-Voting Shares from TELUS’ authorized share structure pursuant to the Arrangement, (ii) remove any and all restrictions to the granting of options to purchase Common Shares (other than the reserves of shares existing immediately prior to the Effective Time) and (iii) effect such consequential amendments as are necessary to properly reflect such changes.

Treatment of Dividend Reinvestment and Share Purchase Plan

On February 1, 1999, the Company established the DRISP which permits participants who are enrolled in the plan to automatically reinvest all dividends paid on such participants’ Shares into additional Non-Voting Shares. The DRISP allows the Company to elect to have the Non-Voting Shares purchased on the open market or issued from treasury with or without a discount of up to 5 per cent. Participants may also make optional cash payments of not less than $100 each and not more than $20,000 per calendar year, to be applied to the purchase of additional Common Shares under the DRISP. This summary of the principal terms of the DRISP does not purport to be complete and is qualified in its entirety by reference to the text of the DRISP which has been filed under the Company’s profile on SEDAR at www.sedar.com.

At the Effective Time, the DRISP will be amended and restated to provide that (i) dividends paid in cash after the Effective Time will be reinvested into Common Shares in lieu of Non-Voting Shares, (ii) optional cash payments made by participants after the Effective Time will be applied to the purchase of Common Shares in accordance with the DRISP and (iii) the purchase price for Common Shares issued from treasury for the DRISP will be based on a five-day weighted average trading price rather than a 20-day weighted average trading price. The Arrangement also provides that Non-Voting Shareholders who were enrolled in, and are eligible under, the DRISP, will be and be deemed to be automatically enrolled into the DRISP with respect to Common Shares received as a result of the conversion of the Non-Voting Shares held by such participants pursuant to the Arrangement. Once amended and restated, the DRISP will allow the Company to elect to have the Common Shares purchased on the open market or issued from treasury. Common Shares issued from treasury in connection with the reinvestment of dividends will be issued with or without a discount of up to 5 per cent under the DRISP.

Shareholders who are participants in the DRISP on the DRS Record Date will not receive a DRS Advice in respect of the Common Shares issued to Computershare Investor Services Inc., as plan agent, for the Non-Voting Shares held in such participants’ accounts pursuant to the Arrangement. Common Shares issued pursuant to the Arrangement to Shareholders who are participants in the DRISP on the DRS Record Date for Non-Voting Shares held by Computershare Investor Services Inc., the plan agent, in such participants’ accounts at such time, will be reflected in the first quarterly statement sent by Computershare Investor Services Inc., the plan agent, to such participants pursuant to the DRISP, as amended and restated pursuant to the Arrangement.

Former Non-Voting Shareholders may elect not to participate in the DRISP following completion of the Arrangement by contacting Computershare Investor Services Inc., the plan agent for the DRISP, executing the necessary documentation and complying with any other requirements of the plan agent.

Participation in the DRISP does not relieve holders of any liability for taxes that may be payable in respect of dividend payments that are reinvested in new Common Shares. Participants in the DRISP should consult their tax advisors concerning the tax implications of their participation in the DRISP having regard to their particular circumstances.

Common Shareholders resident outside of Canada and the United States may be entitled to participate in the DRISP after the Effective Time if the Company or the plan agent has determined that such participation is not prohibited by the law of the jurisdiction in which they reside.

Treatment of Shareholder Rights Plan

At the Effective Time, the Rights Plan will be amended and restated and shall be deemed to have been amended and restated pursuant to the Arrangement to remove the Series B Rights, rename the Series A Rights as Rights and effect such consequential amendments as are necessary to properly reflect such changes and such Amended and Restated Rights Plan will be deemed to be, and will continue to be deemed to be, in all respects, the Rights Plan, except as otherwise modified by the plan of arrangement. A summary of the Amended and Restated Rights Plan is attached as Appendix I to the Circular.

Treatment of other incentive plans

The Board of Directors has approved a resolution (i) amending and restating the Directors Plan, Performance Stock Unit Plan and Restricted Stock Unit Plan to reflect the conversion of the Non-Voting Shares into Common Shares and the removal of the Non-Voting Shares from TELUS’ authorized share structure pursuant to the Arrangement and to provide that the amount payable upon exercise of incentive rights issued pursuant to these plans which is currently based on the market price of the Non-Voting Shares or is payable in Non-Voting Shares be, from and after the Effective Time, based on the market price of the Common Shares or shall be payable in Common Shares, and (ii) amending and restating the Employee Share Purchase Plan such that, from and after the Effective Time, it no longer applies to Non-Voting Shares. The proposed amendment and restatement of the Directors Plan, Performance Stock Unit Plan, Restricted Stock Unit Plan and Employee Share Purchase Plan is conditional upon the Arrangement becoming effective in accordance with the terms and conditions of the BCBCA, the Final Order and the plan of arrangement.

Treatment of reservation system

TELUS estimates the non-Canadian ownership of shares at February 29, 2012 to be approximately 15 per cent of the Common Shares and 22 per cent of the Non-Voting Shares (which amounts to approximately 18 per cent on a combined basis).  TELUS uses a declaration and reservation system for the Common Shares to ensure that non-Canadian ownership does not exceed prescribed limits.  Under this system once a registered purchaser (or a broker on behalf of such purchaser) has declared that they are non-Canadian, they must request a reservation number from Computershare, TELUS’ transfer agent, in order to have the Common Shares they purchased transferred to them. Without the declaration form and reservation number the transfer will not be completed.

TELUS will review the need to maintain the reservation system following the Effective Time depending on the percentage of ownership of Common Shares by non-Canadians. If the reservation system is suspended, it may be re-instituted if deemed necessary. Regardless of whether the reservation system is suspended or not, TELUS will maintain its declaration system to assist in monitoring levels of non-Canadian ownership.

TELUS will also continue to have recourse to the powers available to it under the Telecommunications Act, the Radiocommunication Act and the Broadcasting Act as well as the Articles which will continue to include the rights to:

•                  refuse to register a transfer of Common Shares to a non-Canadian

•                  require a non-Canadian to sell its Common Shares if that person’s holdings would affect TELUS’ compliance with foreign ownership restrictions

•                  suspend the voting rights attached to Common Shares considered to be owned or controlled by non-Canadians.

Stock exchange matters

The Non-Voting Shares are expected to be de-listed from the NYSE and the TSX promptly following the Effective Time. In addition, it is a condition to the effectiveness of the Arrangement that the Common Shares issued to Non-Voting Shareholders (other than Dissenting Shareholders) shall have been approved for listing on the TSX and on the NYSE. TELUS has filed applications with the TSX and NYSE to approve the listing of the Common Shares issuable in connection with the Arrangement. TELUS is also seeking NYSE approval to list all currently outstanding Common Shares on the NYSE. The amendments to the Stock Option Plans, the DRISP and the Rights Plan described in the plan of arrangement are also subject to the approval of the TSX. If the TSX and NYSE provide their approval, it is expected that the Common Shares would then trade under the symbol “T” on the TSX and the symbol “TU” on the NYSE.

Interests of certain persons in the matters to be considered at the Meeting

As at March 16, 2012, the directors, proposed nominees, Mr. Triffo and executive officers, as well as their respective affiliates and associates, of TELUS beneficially owned, directly or indirectly, or exercised control or direction over, an aggregate of 348,423 Common Shares and 508,145 Non-Voting Shares, representing 0.2 per cent of the outstanding Common Shares and 0.34 per cent of the outstanding Non-Voting Shares, respectively. In addition, the executive officers of TELUS owned Non-Voting Options exercisable for 1,620,047 Non-Voting Shares. Directors, proposed nominees and Mr. Triffo, as well as their respective affiliates and associates, own no Common Share Options and no Non-Voting Options, except for Darren Entwistle who owns Non-Voting Options. Each of the directors, proposed nominees, Mr. Triffo and executive officers, as well as their respective affiliates and associates, of TELUS has advised TELUS that he or she will vote all of the Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, by him or her in favour of the Arrangement Resolution and all other matters to be considered at the Meeting.

RISK FACTORS

Risk factors relating to TELUS

For a discussion of certain risks relating to an investment in the shares of TELUS, please refer to the section in the Management’s discussion and analysis and the Form 40-F for the year ended December 31, 2011 of TELUS. Those risks relating solely to TELUS’ existing dual class share structure will no longer be relevant after the completion of the Arrangement. These risks and uncertainties are not the only ones facing TELUS. Additional risks and uncertainties not currently known to TELUS, or that TELUS currently considers immaterial, may also impair the operations of TELUS. If any such risks actually occur, the business, financial condition or liquidity and results of operations of TELUS could be materially adversely affected.

Risk factors relating to the Arrangement

There is no certainty that the conditions to the effectiveness of the Arrangement will be satisfied.

The completion of the Arrangement is subject to a number of conditions, some of which are outside the control of TELUS, including receipt of Shareholders’ approval, Court approval and TSX and NYSE approvals of the listing of the Common Shares. There can be no certainty, nor can TELUS provide any assurance, that these conditions will be satisfied or, if satisfied, when they will be satisfied.

If the Arrangement is not completed, the market price for the Non-Voting Shares and the Common Shares may decline.

Since the announcement of the Proposal on February 21, 2012, the trading price of the Non-Voting Shares and the Common Shares has increased from pre-announcement levels. The completion and effectiveness of the Arrangement is subject to the satisfaction of numerous conditions, including approvals by the Shareholders, the Court, the TSX and NYSE. There can be no certainty, nor can TELUS provide any assurance, that these conditions will be satisfied. If the Arrangement is not completed, the market price of the Non-Voting Shares and the Common Shares may decline to the extent that the current market price reflects an assumption that the Arrangement will be completed.

If the Arrangement is completed, there is no assurance that there will be an increase in the trading price of the Common Shares attributable to the implementation of the Arrangement.

There is no assurance that the Arrangement, if implemented, will result in any increase in the trading price of the Common Shares.

If the Board determines that the number of Non-Voting Shareholders who exercise Dissent Rights is unacceptably high then the Board may terminate the Arrangement.

Holders of Non-Voting Shares may choose to exercise Dissent Rights, and there is no certainty how many of such holders may choose to exercise such rights. If the Board determines that the number of Non-Voting Shareholders who exercise Dissent Rights is unacceptably high then the Board may terminate the Arrangement.

REGULATORY AND LEGAL MATTERS

Canadian securities law matters

The Common Shares to be issued pursuant to the Arrangement will be issued in reliance on exemptions from the prospectus and registration requirements of applicable Canadian securities laws and such Common Shares will generally be “freely tradable” under applicable securities laws of each of the provinces of Canada (other than as a result of any “control block” restrictions which may arise by virtue of the ownership thereof).

United States securities law matters

Status under U.S. securities laws

The Company is a “foreign private issuer” as defined in Rule 3b-4 under the U.S. Exchange Act. It is our intention that the Common Shares will be listed for trading on the NYSE following completion of the Arrangement. However, there can be no assurance that we will be successful in obtaining such listing.

Issuance and resale of Common Shares under U.S. securities laws

The following discussion is a general overview of certain requirements of U.S. federal securities laws that may be applicable to holders of Common Shares in the United States (U.S. Securityholders). All U.S. Securityholders are urged to consult with their own legal counsel to ensure that any subsequent resale of Common Shares issued to them under the Arrangement complies with applicable securities legislation.

Further information applicable to U.S. Securityholders is disclosed under Information for U.S. Shareholders on page 15.

The following discussion does not address the Canadian securities laws that will apply to the issue of Common Shares or the resale of these securities by U.S. Securityholders within Canada. U.S. Securityholders reselling their Common Shares in Canada must comply with Canadian securities laws, as outlined under Regulatory and legal matters - Canadian securities law matters above.

Exemption from the registration requirements of the U.S. Securities Act

The Common Shares to be issued pursuant to the Arrangement will not be registered under the U.S. Securities Act or the securities laws of any state of the United States and will be issued in reliance upon the exemption from registration set forth in Section 3(a)(10) of the U.S. Securities Act and the exemption from regulation under the securities laws of the states of the United States in which U.S. Securityholders reside set forth in Section 18 of the U.S. Securities Act. Section 3(a)(10) of the U.S. Securities Act exempts from registration the distribution of a security that is issued in exchange for outstanding securities where the terms and conditions of such issuance and exchange are approved, after a hearing upon the fairness of such terms and conditions at which all persons to whom it is proposed to issue securities in such exchange have the right to appear, by a court or by a governmental authority expressly authorized by law to grant such approval. Accordingly, the Final Order will, if granted, constitute a basis for the exemption from the registration requirements of the U.S. Securities Act with respect to the Common Shares issued in connection with the Arrangement.

Resales of Common Shares within the United States after the completion of the Arrangement

Persons who are not “affiliates” of the Company after the completion of the Arrangement may resell in the United States the Common Shares that they receive in connection with the Arrangement, without restriction under the U.S. Securities Act. As defined in Rule 144 under the U.S. Securities Act (Rule 144), an “affiliate” of an issuer is a person that, directly or indirectly through one or more intermediaries, controls, is controlled by or is under common control with, the issuer and may include certain officers and directors of such issuer as well as principal shareholders of such issuer.

Common Shares received by a holder who is an “affiliate” of the Company after the Arrangement will be subject to certain restrictions on resale imposed by the U.S. Securities Act. Persons who are affiliates of the Company after the Arrangement may not sell the Common Shares that they receive in connection with the Arrangement in the absence of registration under the U.S. Securities Act or an exemption from registration, if available, such as the exemptions contained in Rule 144 or Rule 904 of Regulation S under the U.S. Securities Act (Regulation S).

Affiliates — Rule 144

In general, pursuant to Rule 144, persons who are affiliates of the Company after the Arrangement will be entitled to sell in the United States, during any three-month period, the Common Shares that they receive in connection with the Arrangement, provided that the number of such securities sold does not exceed (i) the greater of one per cent of the number of then outstanding securities of such class or (ii) if such securities are listed on a United States securities exchange, the average weekly trading volume of such securities during the four-week period preceding the date of sale, in each case subject to specified restrictions on manner of sale, notice requirements, aggregation rules and the availability of current public information about the Company. Persons who are affiliates of the Company after the Arrangement will continue to be subject to the resale restrictions described in this paragraph for so long as they continue to be affiliates of the Company.

Affiliates — Regulation S

In general, under Regulation S, persons who are affiliates of the Company solely by virtue of their status as an officer or director of the Company may sell Common Shares outside the United States in an “offshore transaction” (which would include a sale through the TSX, if applicable) if neither the seller nor any person acting on its behalf engages in “directed selling efforts” in the United States and no selling commission, fee or other remuneration is paid in connection with such sale other than a usual and customary broker’s commission. For purposes of Regulation S, “directed selling efforts” means “any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the securities being offered” in the sale transaction. Certain additional restrictions are applicable to a holder of Common Shares who is an affiliate of the Company after the Arrangement other than by virtue of his or her status as an officer or director of the Company.

Dissent Rights

Common Shareholders

The Interim Order does not grant Common Shareholders dissent and appraisal rights in connection with the Arrangement. TELUS does not believe that dissent and appraisal rights in favour of the Common Shareholders are required under the BCBCA or are appropriate in the circumstances.

Dissent rights are typically provided in circumstances where shareholders are forced, without their consent, to sell or otherwise dispose of their shares or accept new securities or securities in a new or fundamentally different corporate entity, or in respect of a transaction involving a fundamental change such as the sale of all or substantially all of the assets of a corporation or its continuance into a new jurisdiction. The Common Shareholders are not being forced to sell or dispose of the Common Shares and Common Shareholders are not being forced to accept new securities or securities in a new or fundamentally different corporate entity. The Common Shares will remain outstanding following completion of the Arrangement and they are not being acquired, cancelled or otherwise arranged. The substantive rights attached to the Common Shares will not change and any benefits that accrue to the Common Shares from the Arrangement will accrue equally to all holders of the class. Only non-substantive consequential changes will be made to the Articles to clarify that, following the conversion of all issued and outstanding Non-Voting Shares into Common Shares and removal of the Non-Voting Shares from the authorized share structure of the Company, there will no longer exist another class of Shares of TELUS with different or no voting rights.

Common Shareholders who oppose the Arrangement may sell their Common Shares on either the TSX or, following the Effective Time, the NYSE, each of which provides (or will provide, as applicable) a liquid trading market for the Common Shares. On February 17, 2012, the first trading day immediately preceding the announcement of the Proposal on February 21, 2012, the closing price of the Common Shares on the TSX was $56.02. On March 16, 2012, the closing price of the Common Shares on the TSX was $57.20.

Non-Voting Shareholders

The following description of the rights of Dissenting Shareholders is not a comprehensive statement of the procedures to be followed by a Dissenting Shareholder who seeks payment of the fair value of their Dissenting Shares and is qualified in its entirety by the reference to the full text of the plan of arrangement, which is attached to this Circular as Appendix F, the Interim Order, which is attached to this Circular as Appendix D, and the text of Division 2 of Part 8 of the BCBCA, which is attached to this Circular as Appendix G. Pursuant to the Interim Order and the plan of arrangement, Dissenting Shareholders are given rights analogous to rights of dissenting shareholders under the BCBCA. A Dissenting Shareholder who intends to exercise the right to dissent should carefully consider and comply with the provisions of Division 2 of Part 8 of the BCBCA, as modified by the Interim Order and the plan of arrangement. Failure to comply with said provisions, as modified by the Interim Order and the plan of arrangement and to adhere to the procedures established therein may result in the loss of all rights thereunder.

The Court hearing the application for the Final Order has the discretion to alter the Dissent Rights described herein based on the evidence presented at such hearing.

TELUS has granted Dissent Rights to registered Non-Voting Shareholders who validly object to the Arrangement Resolution. Such rights are set out in their entirety in the Interim Order and the plan of arrangement, the text of which are attached, respectively, as Appendix D and Appendix F to this Circular.

Under the Interim Order, registered Non-Voting Shareholders are entitled, in addition to any other rights such holders may have, to dissent and to be paid by TELUS the fair value of the Non-Voting Shares held by the holder in respect of which the holder validly dissents, determined as of the close of business on the last Business Day before the day on which the Arrangement Resolution from which such holder dissents was adopted. Non-Voting Shareholders are cautioned that the fair value of their Non-Voting Shares could be determined to be less than the value of the Common Shares they would receive pursuant to the terms of the Arrangement. Only registered Non-Voting Shareholders may dissent. Persons who are beneficial owners of Non-Voting Shares registered in the name of an Intermediary who wish to dissent should be aware that they may only do so through the registered owner of such Non-Voting Shares. Accordingly, a beneficial owner of Non-Voting Shares desiring to exercise Dissent Rights must make arrangements for the Non-Voting Shares beneficially owned by that holder to be registered in the name of the Non-Voting Shareholder by 5:00 p.m. (PDT) on May 7, 2012 (or, if the Meeting is adjourned or postponed, by 5:00 p.m. (PDT) on the second-last Business Day before the reconvened Meeting date) being the time and date on which the written objection to the Arrangement Resolution is required to be received by TELUS or, alternatively, make arrangements for the registered holder of such Non-Voting Shares to dissent on behalf of the holder.

A Dissenting Shareholder must send to TELUS a written objection to the Arrangement Resolution, which written objection must be received by TELUS, c/o Farris, Vaughan, Wills & Murphy LLP, Barristers & Solicitors, 2500 — 700 West Georgia Street, Vancouver, British Columbia V7Y 1B3 Attention: Robert S. Anderson Q.C./Teresa M. Tomchak by 5:00 p.m. (PDT) on May 7, 2012 (or, if the Meeting is adjourned or postponed, by 5:00 p.m. (PDT) on the second-last Business Day before the reconvened Meeting date). No Non-Voting Shareholder who has voted Non-Voting Shares in favour of the Arrangement Resolution shall be entitled to exercise Dissent Rights with respect to any of the Non-Voting Shares of the class voted in favour of the Arrangement Resolution.  Pursuant to the Interim Order and the plan of arrangement, registered Non-Voting Shareholders may not exercise the Dissent Right in respect of only a portion of the Non-Voting Shares in respect of which the Dissent Right is exercised.

The BCBCA does not provide, and TELUS will not assume, that a proxy submitted instructing the proxyholder to vote against the Arrangement Resolution or an abstention constitutes notice of dissent. Similarly, the revocation of a proxy conferring authority on the proxyholder to vote FOR the Arrangement Resolution does not constitute a notice of dissent. However, any proxy granted by a registered Non-Voting Shareholder in respect of the Non-Voting Shares who intends to dissent in respect of such Non-Voting Shares, other than a proxy that instructs the proxyholder to vote against the Arrangement Resolution, should be validly revoked in order to prevent the proxyholder from voting such Non-Voting Shares in favour of the Arrangement Resolution and thereby causing the registered Non-Voting Shareholder to forfeit its Dissent Rights in respect of such Non-Voting Shares.

Where TELUS receives a Dissenting Shareholder’s written objection to the Arrangement Resolution, in the prescribed manner pursuant to Division 2 of Part 8 of the BCBCA, as modified by the Interim Order and the plan of arrangement, TELUS will promptly notify the respective Dissenting Shareholder of TELUS’ intention to proceed with the Arrangement and the manner by which the Dissenting Shareholder’s objection will be completed.

TELUS and Dissenting Shareholders may agree on the fair value of a Dissenting Shareholder’s Non-Voting Shares, or, where an agreement cannot be reached, an application may be made to the Court by TELUS or by a Dissenting Shareholder to fix the fair value of the Dissenting Shareholder’s Non-Voting Shares. On such application, the Court may (a) determine the fair value of the Non-Voting Shares of Dissenting Shareholders who have not entered into an agreement with TELUS establishing the fair value of such Non-Voting Shares, or order that the fair value of such Non-Voting Shares be established by arbitration or by reference to the registrar, or a referee, of the Court; (b) join in the application each other Dissenting Shareholder who has properly exercised its Dissent Rights and has not entered into an agreement with TELUS, as applicable, establishing the fair value of its Non-Voting Shares; and (c) make consequential orders and give directions it considers appropriate.

Promptly after a determination of the fair value for a Dissenting Shareholder’s Non-Voting Shares, TELUS must pay to the Dissenting Shareholder such fair value.

On the Arrangement becoming effective, or upon the making of an agreement between TELUS and a Dissenting Shareholder as to the payment to be made to the Dissenting Shareholder, or the pronouncement of a Court order, whichever first occurs, such Dissenting Shareholder will cease to have any rights as a Non-Voting Shareholder other than the right to be paid the fair value of such Shareholder’s Non-Voting Shares in the amount agreed to between TELUS and the Non-Voting Shareholder or in the amount of the Court judgement, as the case may be. Until one of these events occurs, the Non-Voting Shareholder may withdraw its dissent, or if the Arrangement has not yet become effective TELUS may rescind the Arrangement Resolution, and in either event the dissent and appraisal proceedings in respect of that Non-Voting Shareholder will be discontinued.

All Non-Voting Shares held by registered Non-Voting Shareholders who exercise their Dissent Rights will, if the holders are ultimately entitled to be paid the fair value thereof, be deemed to be transferred to TELUS in exchange for the right to be paid such fair value as of the Effective Time. If such Non-Voting Shareholders are ultimately not entitled to be paid the fair value for the Non-Voting Shares, such Non-Voting Shares will be deemed to have been converted into Common Shares and such Non-Voting Shareholders will be issued Common Shares on the same basis as all other Non-Voting Shareholders who have received Common Shares as a result of the conversion of such Non-Voting Shares pursuant to the Arrangement.

The above summary does not purport to provide a comprehensive statement of the procedures to be followed by a Dissenting Shareholder who seeks payment of the fair value of their Non-Voting Shares. Division 2 of Part 8 of the BCBCA, as modified by the Interim Order and the plan of arrangement, requires adherence to the procedures established therein and failure to do so may result in the loss of all rights thereunder. Accordingly, each Dissenting Shareholder who is considering exercising Dissent Rights should carefully consider and comply with the provisions of Division 2 of Part 8 of the BCBCA, the full text of which is set out in Appendix G to this Circular, as modified by the Interim Order and the plan of arrangement, and consult their own legal advisor.

In accordance with Section 298 of the BCBCA and the Arrangement Resolution, the Board of Directors reserves the right, at its discretion, to withdraw the plan of arrangement and not proceed with the Arrangement should there be an excessive number of Non-Voting Shareholders that shall have duly and validly exercised Dissent Rights or have instituted proceedings to exercise Dissent Rights as at the Effective Time.

CERTAIN INCOME TAX CONSIDERATIONS

Certain Canadian federal income tax considerations of the Arrangement

The following summary describes the principal Canadian federal income tax considerations generally applicable as a result of the Arrangement to a beneficial owner of Non-Voting Shares who, at all relevant times, for purposes of the Income Tax Act (Canada) and the Income Tax Regulations (collectively, the Tax Act), (1) deals at arm’s length with TELUS; (2) is not affiliated with TELUS; and (3) holds the Non-Voting Shares, and will hold Common Shares acquired pursuant to the Arrangement, as capital property (a Holder).  Generally, the Non-Voting Shares and Common Shares will be capital property to a Holder provided the Holder does not acquire or hold those shares in the course of carrying on a business or as part of an adventure or concern in the nature of trade.

This summary is based on the current provisions of the Tax Act, and an understanding of the current administrative policies and assessing practices and policies of the Canada Revenue Agency published in writing prior to March 16, 2012.  This summary takes into account all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to March 16, 2012 (the Proposed Amendments) and assumes that all Proposed Amendments will be enacted in the form proposed.  However, no assurances can be given that the Proposed Amendments will be enacted as proposed, or at all.  This summary does not otherwise take into account or anticipate any changes in law or administrative policy or assessing practice whether by legislative, administrative or judicial action nor does it take into account tax legislation or considerations of any province, territory or foreign jurisdiction, which may differ from those discussed herein.

This summary is of a general nature only and is not, and is not intended to be, legal or tax advice to any particular Shareholder.  This summary is not exhaustive of all Canadian federal income tax considerations.  Accordingly, Holders should consult their own tax advisors as to the income tax consequences to them of the Arrangement, having regard to their own particular circumstances.

Holders resident in Canada

This portion of the summary is generally applicable to a Holder who, at all relevant times, for purposes of the Tax Act, is, or is deemed to be a resident in Canada (a Resident Holder).  Certain Resident Holders may be entitled to make or may have already made the irrevocable election permitted by subsection 39(4) of the Tax Act the effect of which may be to deem to be capital property any Non-Voting Shares and Common Shares (and all other “Canadian securities”, as defined in the Tax Act) owned by such Resident Holder in the taxation year in which the election is made and in all subsequent taxation years.  Resident Holders whose Non-Voting Shares or Common Shares might not otherwise be considered to be capital property should consult their own tax advisors concerning this election.

This portion of the summary is not applicable to (i) a holder that is a “specified financial institution”, (ii) a holder an interest in which is a “tax shelter investment”, (iii) a holder that is, for purposes of certain rules (referred to as the mark-to-market rules) applicable to securities held by financial institutions, a “financial institution”, or (iv) a holder that reports its “Canadian tax results” in a currency other than Canadian currency, each as defined in the Tax Act.  Such holders should consult their own tax advisors.

Participation in the Arrangement

Conversion of Non-Voting Shares into Common Shares

A Resident Holder whose Non-Voting Shares are converted into Common Shares will not realize a capital gain or capital loss as a result of such conversion. A Resident Holder will be considered to have disposed of its Non-Voting Shares for proceeds of disposition equal to their adjusted cost base and to have acquired such Common Shares for an aggregate cost equal to the proceeds of disposition of all its Non-Voting Shares.

The adjusted cost base to the Resident Holder of a Common Share acquired pursuant to the Arrangement will be determined by averaging the cost of such Common Share with the adjusted cost base of all other Common Shares owned by the Resident Holder as capital property at that time, if any.

Dissenting Resident Shareholders

A Resident Holder who, as a result of exercising Dissent Rights in respect of the Arrangement, receives a cash payment from TELUS in consideration for the Resident Holder’s Non-Voting Shares will be deemed to receive a taxable dividend equal to the amount by which the amount received (excluding interest) from TELUS exceeds the paid-up capital of the dissenting Resident Holder’s Non-Voting Shares.  In the case of a dissenting Resident Holder that is a corporation, in some circumstances, the amount of such deemed dividend may be treated as proceeds of disposition and not a dividend.  See Certain income tax considerations - Holders resident in Canada - Holding and disposing of Common Shares - Dividends on Common Shares below for a general description of the treatment of dividends under the Tax Act.  The dissenting Resident Holder will also be deemed to have received proceeds of disposition for the Non-Voting Shares equal to the amount (excluding interest) received by the dissenting Resident Holder from TELUS less the amount of the deemed dividend referred to above.  Consequently, the dissenting Resident Holder will realize a capital gain (or capital loss) to the extent that such proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of such dissenting Resident Holder’s Non-Voting Shares.  See Certain income tax considerations - Holders resident in Canada - Holding and disposing of Common Shares - Taxation of capital gains and capital losses on page 107 for a general description of the treatment of capital gains and capital losses under the Tax Act.

TELUS has estimated the paid-up capital of the Non-Voting Shares to be Cdn. $20.50 per share.

Interest paid or payable to a dissenting Resident Holder will be included in the dissenting Resident Holder’s income.

Holding and disposing of Common Shares

Dividends on Common Shares

A Resident Holder will be required to include in computing its income for a taxation year any dividends received (or deemed to be received) on the Common Shares.  In the case of a Resident Holder that is an individual (other than certain trusts), such dividends will be subject to the gross-up and dividend tax credit rules applicable to taxable dividends received from taxable Canadian corporations, including the enhanced gross-up and dividend tax credit applicable to any dividends designated by TELUS as an eligible dividend in accordance with the provisions of the Tax Act. A dividend received (or deemed to be received) by a Resident Holder that is a corporation will generally be deductible in computing the corporation’s taxable income.

A Resident Holder that is a “private corporation”, as defined in the Tax Act, or any other corporation controlled, whether because of a beneficial interest in one or more trusts or otherwise, by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts), will generally be liable to pay a refundable tax of 33 1/3 per cent under Part IV of the Tax Act on dividends received (or deemed to be received) on the Common Shares to the extent such dividends are deductible in computing the Resident Holder’s taxable income for the taxation year.

Disposition of Common Shares

Generally, on a disposition or deemed disposition of a Common Share, a Resident Holder will realize a capital gain (or capital loss) equal to the amount, if any, by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the Resident Holder of the Common Share immediately before the disposition or deemed disposition.

Taxation of capital gains and capital losses

Generally, a Resident Holder is required to include in computing its income for a taxation year one-half of the amount of any capital gain (a taxable capital gain) realized in the year.  Subject to and in accordance with the provisions of the Tax Act, a Resident Holder is required to deduct one-half of the amount of any capital loss (an allowable capital loss) realized in a taxation year from taxable capital gains realized by the Resident Holder in the year and allowable capital losses in excess of taxable capital gains for the year may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years.

The amount of any capital loss realized by a Resident Holder that is a corporation on the disposition of a Common Share may be reduced by the amount of any dividends received (or deemed to be received) by the Resident Holder on such Common Share or a share for which the Common Share is substituted/exchanged to the extent and under the circumstances prescribed by the Tax Act.

Similar rules may apply where a Common Share is owned by a partnership or trust of which a corporation, trust or partnership is a member or beneficiary. Such Resident Holders should consult their own advisors.

A Resident Holder that is throughout the taxation year a “Canadian-controlled private corporation”, as defined in the Tax Act, is liable for tax, a portion of which may be refundable, on investment income, including taxable capital gains realized and dividends received or deemed to be received in respect of the Common Shares (but not dividends or deemed dividends that are deductible in computing taxable income).

Eligibility for investment

Provided that the Common Shares are listed on a designated stock exchange (which includes the TSX and NYSE) at the time of issuance pursuant to the Arrangement, the Common Shares will be qualified investments under the Tax Act for trusts governed by registered retirement savings plans (RRSP), registered retirement income funds (RRIF), registered education savings plans, deferred profit sharing plans, registered disability savings plans and tax-free savings accounts (TFSA) and, in the case of an RRSP, an RRIF or a TFSA, provided the annuitant of the RRSP or RRIF or the holder of the TFSA, as the case may be, deals at arm’s length with TELUS and does not have a “significant interest” (within the meaning of the Tax Act) in TELUS or in a corporation, partnership or trust that does not deal at arm’s length with TELUS, will not be a prohibited investment under the Tax Act for such RRSP, RRIF or TFSA.

Holders not resident in Canada

This portion of the summary is generally applicable to a Holder who, at all relevant times, for purposes of the Tax Act, is not, and is not deemed to be, resident in Canada and does not use or hold, and is not deemed to use or hold, the Non-Voting Shares or Common Shares in a business carried on in Canada (a Non-Resident Holder). Special rules, which are not discussed in this summary, may apply to a holder that is an insurer that carries on an insurance business in Canada and elsewhere.

Participation in the Arrangement

Conversion of Non-Voting Shares into Common Shares

A Non-Resident Holder whose Non-Voting Shares are converted into Common Shares will not realize a capital gain or capital loss as a result of such conversion. See the discussion under Certain income tax considerations - Holders resident in Canada - Participation in the Arrangement - Conversion of Non-Voting Shares into Common Shares on page 106, which also applies to a Non-Resident Holder who converts its Non-Voting Shares into Common Shares pursuant to the Arrangement.

Dissenting Non-Resident Shareholders

A Non-Resident Holder who, as a result of exercising Dissent Rights in respect of the Arrangement, receives a cash payment from TELUS in consideration for the Non-Resident Holder’s Non-Voting Shares, will be deemed to receive a dividend from TELUS and to realize a capital gain or capital loss in the same manner as discussed above under Certain income tax considerations - Holders resident in Canada - Participation in the Arrangement - Dissenting Resident Shareholders on page 106. Any deemed dividend will be subject to withholding tax as described under Certain income tax considerations - Holders resident in Canada — Holding and disposing of Common Shares - Dividends on Common Shares on page 108. The same general considerations apply as discussed below under Certain income tax considerations — Holders resident in Canada - Holding and disposing of Common Shares - Disposition of Common Shares in determining whether a capital gain will be subject to tax under the Tax Act.

Any interest paid or credited to a dissenting Non-Resident Holder of Non-Voting Shares will not be subject to Canadian withholding tax under the Tax Act.

Holding and disposing of Common Shares

Dividends on Common Shares

Dividends paid or credited on the Common Shares or deemed to be paid or credited on the Common Shares to a Non-Resident Holder will be subject to Canadian withholding tax at the rate of 25 per cent, subject to any reduction in the rate of withholding to which the Non-Resident Holder is entitled under any applicable income tax convention. For example, under the Canada-U.S. Income Tax Convention (1980) (the Convention), where dividends on the Common Shares are considered to be paid to or derived by a Non-Resident Holder that is the beneficial owner of the dividends and is a U.S. resident for the purposes of, and is entitled to benefits in accordance with, the provisions of the Convention, the applicable rate of Canadian withholding tax is generally reduced to 15 per cent.

Dispositions of Common Shares

A Non-Resident Holder will not be subject to tax under the Tax Act on any capital gain realized on a disposition or deemed disposition of Common Shares, unless the Common Shares are “taxable Canadian property” to the Non-Resident Holder for purposes of the Tax Act and the Non-Resident Holder is not entitled to relief under an applicable income tax convention between Canada and the country in which the Non-Resident Holder is resident.

Generally, the Common Shares will not constitute taxable Canadian property to a Non-Resident Holder at a particular time provided that the Common Shares are listed at that time on a designated stock exchange (which includes the TSX and NYSE), unless at any particular time during the 60-month period that ends at that time (1) the Non-Resident Holder, persons with whom the Non-Resident Holder does not deal with at arm’s length, or the Non-Resident Holder together with all such persons, has owned 25 per cent or more of the issued shares of any class or series of the capital stock of TELUS and (2) more than 50 per cent of the fair market value of the Common Shares was derived directly or indirectly from one or any combination of: (i) real or immovable properties situated in Canada, (ii) “Canadian resource properties” (as defined in the Tax Act), (iii) “timber resource properties” (as defined in the Tax Act) and (iv) options in respect of, or interests in, or for civil law rights in, property in any of the foregoing whether or not the property exists.  Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, Common Shares could be deemed to be taxable Canadian property.  Non-Resident Holders whose Common Shares may constitute taxable Canadian property should consult their own tax advisors.

Optionholders

Optionholders who exchange their Non-Voting Options for Replacement Options pursuant to the Arrangement will not recognize any taxable income or loss under the Tax Act as a result of such exchange, on the basis that the value of a Replacement Option received on the exchange, determined immediately after the Arrangement, will not exceed the value of the exchanged option, determined immediately before the Arrangement.  For the purposes of determining the treatment under the Tax Act of any subsequent transactions involving the Replacement Options received on the exchange, including on the exercise of such options, such options will be treated as being the same options as the Non-Voting Options exchanged for such options.

Certain United States federal income tax considerations of the Arrangement

In general

The following discussion sets forth certain U.S. federal income tax consequences to U.S. Holders (as defined below) of the Arrangement and of the ownership and disposition of Common Shares as of March 16, 2012. This discussion does not address any tax consequences arising under the laws of any U.S. state or local, or non-U.S., jurisdiction, or under any U.S. federal laws other than those pertaining to income tax. This discussion is not a complete analysis or description of all of the possible tax consequences and does not address all tax considerations that may be relevant to you. Special rules that are not discussed in the general descriptions below may also apply to you. In particular, the description of U.S. federal income tax consequences deals only with U.S. Holders that own shares as capital assets (generally, property held for investment) and do not own and have not at any time during the preceding five years owned directly, indirectly or constructively 10 per cent or more of the voting power of our aggregate shares outstanding. In addition, the description of U.S. federal income tax consequences does not address the tax treatment of special classes of U.S. Holders, such as banks and other financial institutions, insurance companies, persons holding shares as part of a “straddle,” “hedge,” “appreciated financial position,” “conversion transaction” or other risk reduction strategy, U.S. expatriates, persons liable for alternative minimum tax, brokers or dealers in securities or currencies, holders whose “functional currency” is not the U.S. dollar, regulated investment companies, real estate investment trusts, partnerships (or any entity treated as a partnership for U.S. federal income tax purposes) and other passthrough entities, traders in securities who have elected the mark-to-market method of accounting for their securities, individual retirement accounts or other tax-deferred accounts, holders who acquired shares pursuant to the exercise of an employee stock option or right or otherwise as compensation, and tax-exempt entities.  The tax treatment of U.S. Holders who exercise Dissent Rights also is not addressed.  U.S. Holders who exercise Dissent Rights should consult their independent tax advisors regarding the applicable tax consequences of the exercise of Dissent Rights.

The discussion is based on the laws of the United States (including the Internal Revenue Code of 1986, as amended (the Code), its legislative history, existing and proposed Treasury regulations promulgated thereunder, judicial decisions, published rulings and administrative pronouncements of the U.S. Internal Revenue Service (IRS)) as in effect on March 16, 2012, any of which may change, possibly with retroactive effect. There can be no assurance that the IRS will not disagree with or will not challenge any of the conclusions reached and described herein.

For purposes of this discussion, a U.S. Holder is any beneficial owner of shares that is:

•                  a citizen or individual resident of the United States;

•                  a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, that is created in or organized under the laws of the United States, any state thereof or the District of Columbia;

•                  an estate whose income is subject to U.S. federal income tax regardless of its source; or

•                  a trust if either (1) a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) the trust has a valid election in effect to be treated as a U.S. person under applicable Treasury regulations.

If an entity treated as a partnership for U.S. federal income tax purposes holds our Shares, the U.S. federal income tax treatment of such partnership and each partner will generally depend on the status and the activities of the partnership and the partner. Partnerships that hold our Shares, and partners in such partnerships, should consult their independent tax advisors regarding the U.S. federal, state and local and non-U.S. tax consequences applicable to them in the Arrangement and the ownership and disposition of Common Shares.

You should consult your independent tax advisor regarding the applicable tax consequences to you of the acquisition, ownership and disposition of Common Shares under the laws of the United States (federal, state and local) and/or any other taxation jurisdiction that is relevant to you.

U.S. taxation of the Arrangement

The conversion of Non-Voting Shares into Common Shares will be treated as an exchange under Section 1036 of the Code or as a “recapitalization” under Section 368(a)(1)(E) of the Code.  U.S. Holders will generally recognize no gain or loss upon the conversion of Non-Voting Shares into Common Shares pursuant to the Arrangement.

A U.S. Holder’s aggregate tax basis in the Common Shares received will equal the aggregate tax basis in the Non-Voting Shares surrendered, and such U.S. Holder’s holding period for the Common Shares received will include the holding period for the Non-Voting Shares surrendered. Treasury regulations promulgated under the Code provide detailed rules for allocating the tax basis and holding period of the surrendered Non-Voting Shares to the Common Shares received in the Arrangement. U.S. Holders of Non-Voting Shares that acquired blocks of Non-Voting Shares at different times or at different prices should consult their tax advisors regarding the allocation of the tax basis and holding period of such shares.

U.S. taxation of U.S. Holders

Taxation of distributions

The gross amount of a distribution paid with respect to Common Shares, including the full amount of any Canadian withholding tax thereon, will be treated as a dividend for U.S. federal income tax purposes to the extent paid out of the current or accumulated earnings and profits of TELUS (as determined for U.S. federal income tax purposes). Under current law, certain dividends received by individuals and other non-corporate U.S. Holders in taxable years beginning before January 1, 2013 from a qualified foreign corporation may be subject to a maximum tax rate of 15 per cent. We believe that dividends paid in taxable years beginning before January 1, 2013 to individuals and certain non-corporate holders will be eligible for such reduced rates of tax, provided that certain requirements, including stock holding period requirements, are satisfied. Dividends paid by TELUS will not be eligible for the dividends received deduction allowed under certain circumstances to corporate shareholders under the Code.

To the extent that any distribution exceeds TELUS’ current and accumulated earnings and profits (as determined for U.S. federal income tax purposes), it will be treated as a nontaxable return of capital to the extent of the U.S. Holder’s basis in the stock, and thereafter as a capital gain.

Dispositions of Common Shares

U.S. Holders of Common Shares generally should recognize capital gain or loss for U.S. federal income tax purposes on the sale, exchange or other taxable disposition of Common Shares in an amount equal to the difference between the amount realized on such sale, exchange or other taxable disposition and the U.S. Holder’s adjusted tax basis in the Common Shares. Any such gain or loss generally will be long-term capital gain or loss if the U.S. Holder has a holding period for the Common Shares of more than one year at the time of the sale, exchange or other taxable disposition. Preferential tax rates may apply to long-term capital gains of individuals and other non-corporate U.S. Holders. The deductibility of capital losses is subject to significant limitations under the Code.

Receipt of foreign currency

The amount of any distribution paid to a U.S. Holder in foreign currency, or the amount of foreign currency received on the sale, exchange or other taxable disposition of Common Shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). If the foreign currency received is not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who receives payment in foreign currency and engages in a subsequent conversion or other disposition of the foreign currency may realize a foreign currency exchange gain or loss that will be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Each U.S. Holder should consult its independent U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign tax credit

A U.S. Holder who pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the Common Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Information reporting and backup withholding

Information returns may be filed with the IRS in connection with distributions on Common Shares and the proceeds from a sale or other taxable disposition of Common Shares unless the U.S. Holder of Common Shares establishes an exemption from the information reporting rules. A U.S. Holder of Common Shares that does not establish such an exemption may be subject to U.S. backup withholding tax on these payments if the holder is not a corporation or other exempt recipient or fails to provide its taxpayer identification number or otherwise comply with the backup withholding rules. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that certain required information is furnished to the IRS in a timely manner. U.S. Holders are urged to consult with their tax advisors with respect to these and other reporting requirements applicable to the Arrangement.

ADDITIONAL INFORMATION

Interest of certain persons in material transactions

None of the insiders of the Company, no nominee for election as a director of the Company and no associate as affiliate of such persons or companies has any material interest, direct or indirect, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Company or any of its subsidiaries.

Recent developments

On March 22, 2012, TELUS issued a press release providing an update to its Shareholders on non-Canadian ownership levels of the Common Shares. A copy of this press release can be found on the Company’s website at telus.com or on SEDAR at sedar.com.

Additional matters and information

Additional financial information is contained in TELUS’ Annual Information Form and the audited consolidated financial statements of the Company for the year ended December 31, 2011 and Management’s discussion and analysis thereon.  Copies of these documents are available upon request to TELUS’ Corporate Secretary at 21st Floor, 3777 Kingsway, Burnaby, British Columbia, V5H 3Z7. All of the Company’s public documents are filed with SEDAR and EDGAR and may be found on sedar.com and sec.gov. Unless otherwise indicated, information in this Circular is provided as at March 22, 2012.

CONSENT OF SCOTIA CAPITAL INC.

We have read the management information circular and proxy statement (the Circular) of TELUS Corporation (TELUS) dated March 22, 2012 relating to the Annual and Special Meeting of Shareholders of TELUS to approve the arrangement under the Business Corporations Act (British Columbia) involving TELUS.  We consent to the inclusion of the text of our opinion dated February 21, 2012 as Appendix H to the Circular and references to our firm name and the summary of our fairness opinion in the Circular.

“Scotia Capital Inc.”

Vancouver, B.C.

March 22, 2012

GLOSSARY OF TERMS

1999 Arrangements has the meaning ascribed thereto under The Arrangement - Background to the proposed Arrangement - Overview - The inception of the Non-Voting Shares.

allowable capital loss has the meaning ascribed thereto under Certain income tax considerations - Certain Canadian federal income tax considerations of the Arrangement.

Amended and Restated Rights Plan means the amended and restated shareholders rights plan to be entered into by TELUS and Computershare Trust Company of Canada, as rights agent, as at the Effective Time in accordance with the Arrangement.

Amended and Restated Stock Option Plans means, collectively, the Stock Option Plans as such plans will be amended and restated as at the Effective Time.

Arrangement means the arrangement of the Company under the provisions of Division 5 of Part 9 of the BCBCA, on the terms and subject to the conditions set out in the plan of arrangement, the full text of which is set out in Appendix F attached to the Circular, subject to any amendments or variations thereto made in accordance with the plan of arrangement or made at the direction of the Court in the Final Order.

Arrangement Resolution means the special resolution of the Shareholders approving the Arrangement to be considered, and acted upon, at the Meeting in substantially the form attached as Appendix C to this Circular.

Articles means the articles of the Company.

BC TELECOM means BC TELECOM Inc., a predecessor of TELUS, which was existing under the Canada Business Corporations Act prior to the effectiveness of the 1999 Arrangements.

BCBCA means the Business Corporations Act (British Columbia) and the regulations promulgated thereunder.

Bell Atlantic means Bell Atlantic Corporation.

Board or Board of Directors means the board of directors of TELUS.

Broadcasting Act means the Broadcasting Act (Canada) and the regulations promulgated thereunder.

Business Day means any day on which commercial banks are generally open for business in Vancouver, British Columbia, other than a Saturday, a Sunday or a day observed as a statutory holiday in Vancouver, British Columbia.

CEO means the Chief Executive Officer of the Company.

CFO means the Chief Financial Officer of the Company.

Circular means this information circular, including all appendices hereto and the documents incorporated by reference herein, distributed by TELUS in connection with the Meeting.

Clearnet means Clearnet Communications Inc.

Code has the meaning ascribed thereto under Certain income tax considerations - Certain United States federal income tax considerations of the Arrangement.

Common Share Options means the options to purchase Common Shares issued pursuant to the Stock Option Plans.

Common Shareholder means a holder of one or more Common Shares.

Common Shares means the Common Shares, without par value, in the capital of the Company.

Compensation Committee means the Human Resources and Compensation Committee of the Board of Directors.

Computershare means Computershare Trust Company of Canada.

Convention has the meaning ascribed thereto under Certain income tax considerations - Certain Canadian federal income tax considerations of the Arrangement.

Court means the Supreme Court of British Columbia.

CRTC means the Canadian Radio-television and Telecommunications Commission under the Telecommunications Act.

Deloitte means Deloitte & Touche LLP.

Directors Plan means the TELUS Corporation Director Share Option and Compensation Plan as amended and restated effective February 8, 2012.

Dissent Rights has the meaning ascribed thereto in the plan of arrangement attached to this Circular as Appendix F.

Dissenting Shareholder means a Non-Voting Shareholder who has duly and validly exercised the Dissent Rights in respect of the Arrangement Resolution in strict compliance with the procedure for exercising Dissent Rights and who has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights prior to the Effective Time.

Dissenting Share has the meaning ascribed thereto under The Arrangement - Terms of the Arrangement.

DRISP means the Amended and Restated Dividend Reinvestment and Share Purchase Plan of the Company effective as of October 29, 2004.

DRS means Direct Registration System.

DRS Advice has the meaning ascribed thereto under The Arrangement - Procedure for distribution of Common Shares to Non-Voting Shareholders.

DRS Record Date means a date to be determined by the Company, which is anticipated to be shortly after the Effective Time.

DSU means a deferred share unit granted to a director under the Directors Plan.

EBIT means earnings before taxes and interest.

Effective Date means May 16, 2012, or such other date on which the Arrangement is effective after all conditions to the effectiveness of the Arrangement, including those set out in the BCBCA, the Final Order and the plan of arrangement have been satisfied or, to the extent possible, waived.

Effective Time means 12:01 a.m. (PDT) on the Effective Date, or such other time on the Effective Date as the Company shall fix and specify in writing, and, in either case, shall not be earlier than the time on which all documents, records and information required to be provided to the Registrar of Companies under the BCBCA shall have been provided by the Company.

Employee Share Purchase Plan means the TELUS Corporation Employee Share Purchase Plan effective February 1, 1999 and last revised December 14, 2009.

Employee Shares means Common Shares held through the Employee Share Purchase Plan.

Engagement Letter means the engagement letter dated February 6, 2012, pursuant to which Scotia Capital was retained by the Special Committee to act as financial advisor to the Special Committee and has agreed, if requested by the Special Committee, to provide an opinion as to the fairness of the proposed conversion ratio, from a financial point of view, to the holders of Common Shares and holders of Non-Voting Shares.

EPS means earnings per share.

EPSU means an executive performance stock unit granted to an executive under the Performance Stock Unit Plan.

Exclusionary Offer has the meaning ascribed thereto under The Arrangement - The inception of the Non-Voting Shares.

Fairness Opinion means the opinion of Scotia Capital dated February 21, 2012, a copy of which is attached as Appendix H to this Circular.

Farris means Farris, Vaughan, Wills & Murphy LLP.

Final Order means the order of the Court approving the Arrangement, in a form acceptable to the Company, granted pursuant to Section 291 of the BCBCA, as such order may be affirmed, amended, modified, supplemented or varied by the Court at any time prior to the Effective Time or, if appealed, as affirmed or amended on appeal unless such appeal is withdrawn, abandoned or denied.

GTE means GTE Corporation.

holder, when used with reference to any securities of the Company, means the registered holder of such securities entered therein from time to time in the central securities register maintained by or on behalf of the Company in respect of such securities.

Holder has the meaning ascribed thereto under Certain income tax considerations - Certain Canadian federal income tax considerations of the Arrangement.

IFRS means the International Financial Reporting Standards as issued by the International Accounting Standards Board.

Interim Order means the interim order of the Court issued following the application therefor by the Company providing for, among other things, the calling and holding of the Meeting, a copy of which is attached as Appendix D to this Circular, as such order may be amended, modified, supplemented or varied by the Court.

Intermediary means a broker, custodian, trustee, nominee or other intermediary through which a non-registered Shareholder holds their Shares.

IRS has the meaning ascribed thereto under Certain income tax considerations - Certain United States federal income tax considerations of the Arrangement.

Laurel Hill means The Laurel Hill Advisory Group Company, the proxy solicitation agent retained by the Company in connection with the solicitation of proxies for the Meeting.

Liens means any mortgage, hypothec, prior claim, lien, pledge, assignment for security, security interest, option, right of first offer or first refusal or other charge or encumbrance of any kind and adverse claim.

Management Option Plan means the TELUS Corporation Management Share Option Plan as amended and restated effective November 3, 2010.

Meeting means the annual and special meeting of the Shareholders to be held on May 9, 2012 at 10:00 a.m. (MDT) at the Winspear Centre, 4 Sir Winston Churchill Square, Edmonton, Alberta, for the purposes set forth in the Notice of Meeting, including for the purpose of considering and, if thought fit, approving the Arrangement Resolution, including any adjournment or postponement thereof and to be called and held in accordance with the Interim Order.

Meridian means Meridian Compensation Partners, LLC, the Company’s independent compensation consultant.

MPSU means a management performance stock unit granted to a management employee under the Performance Stock Unit Plan.

NASDAQ means the National Association of Securities Dealers Automated Quotations System National Market.

NEO means a named executive officer of the Company, as defined in Form 51-102F6 — Statement of Executive Compensation of the Canadian Securities Administrators.

Non-Resident Holder has the meaning ascribed thereto under Certain income tax considerations - Certain Canadian federal income tax considerations of the Arrangement.

Non-Voting Options means the options to purchase Non-Voting Shares issued pursuant to the Stock Option Plans.

Non-Voting Shareholder means a holder of one or more Non-Voting Shares.

Non-Voting Shares means the Non-Voting Shares, without par value, in the capital of the Company.

Notice of Alteration means the notice of alteration under the BCBCA in respect of the Company, substantially in the form attached as Schedule “A” to the plan of arrangement.

Notice of Articles means the notice of articles of the Company.

Notice of Dissent means a notice of dissent duly and validly given by a Non-Voting Shareholder exercising Dissent Rights as contemplated in the Interim Order and the Arrangement and as described in the Circular and the Arrangement.

Notice of Meeting means the notice of the Meeting that accompanies this Circular.

Notice of Petition means the notice of petition with the Court for a Final Order attached to Appendix E.

NYSE means the New York Stock Exchange.

OSC means the Ontario Securities Commission.

Osler means Osler, Hoskin & Harcourt LLP.

Pension Plans has the meaning ascribed thereto in the report of the Pension Committee under Committee reports - Pension Committee - Mandate.

Performance Stock Unit Plan means the TELUS Corporation Performance Stock Unit Plan as amended and restated effective May 4, 2011.

Proposal means the proposed replacement of the Company’s dual class share capital structure with a single class of voting equity securities, each having one vote per share.

Proposed Amendments has the meaning ascribed thereto under Certain income tax considerations - Certain Canadian federal income tax considerations of the Arrangement.

PVAAM means TELUS’ personal value-add assessment model as described in more detail under Compensation discussion and analysis - At-risk pay: Long-term incentives (RSU and option awards).

Radiocommunication Act means the Radiocommunication Act (Canada) and the regulations promulgated thereunder.

Record Date means April 3, 2012, the record date for the determination of the Shareholders entitled to receive notice of and to vote at the Meeting.

Regulation S means Regulation S under the U.S. Securities Act.

Replacement Options means the options to purchase Common Shares issued pursuant to the Arrangement to holders of Non-Voting Options and governed by the Amended and Restated Stock Option Plans.

Resident Holder has the meaning ascribed thereto under Certain income tax considerations - Certain Canadian federal income tax considerations of the Arrangement.

Restricted Stock Unit Plan means the TELUS Corporation Restricted Stock Unit Plan as amended and restated effective May 4, 2011.

Right means a contingent right issued pursuant to the Rights Plan, as amended and restated pursuant to the Arrangement on the Effective Time, which entitles the holder in certain circumstances to purchase $320 of Common Shares for $160.

Rights Plan means the shareholders rights plan agreement dated as of March 12, 2010 between the Company and Computershare, as rights agent.

RRIF has the meaning ascribed thereto under Certain income tax considerations - Certain Canadian federal income tax considerations of the Arrangement.

RRSP has the meaning ascribed thereto under Certain income tax considerations - Certain Canadian federal income tax considerations of the Arrangement.

RSU means a restricted stock unit granted to an executive or other employee under the Restricted Stock Unit Plan.

Rule 144 means Rule 144 under the U.S. Securities Act.

Scotia Capital means Scotia Capital Inc., the independent financial advisor to the Special Committee.

SEC means the United States Securities and Exchange Commission.

Series A Right means a contingent right issued pursuant to the Rights Plan which entitles the holder in certain circumstances to purchase $320 worth of Common Shares for $160.

Series B Right means a contingent right issued pursuant to the Rights Plan which entitles the holder in certain circumstances to purchase $320 worth of Non-Voting Shares for $160.

Shareholders means, collectively, the Common Shareholders and Non-Voting Shareholders.

Shares means, collectively, the Common Shares and the Non-Voting Shares.

Skadden means Skadden, Arps, Slate, Meagher & Flom LLP.

SOX means the Sarbanes-Oxley Act of 2002 and the regulations promulgated thereunder.

Special Committee means the Special Committee of independent directors of the Board constituted on January 25, 2012 to consider and make recommendations to the Board of Directors regarding the Proposal and transactions contemplated by the Arrangement.

SRA means the TELUS Supplemental Retirement Arrangement.

Stock Option Plans means, collectively, (i) the Management Option Plan and (ii) the Team TELUS Plan.

Tax Act has the meaning ascribed thereto under Certain income tax considerations - Certain Canadian federal income tax considerations of the Arrangement.

taxable capital gain has the meaning ascribed thereto under Certain income tax considerations - Certain Canadian federal income tax considerations of the Arrangement.

Team TELUS Plan means the TELUS Corporation Employee Stock Option Plan as amended and restated effective May 8, 2008.

Telecommunications Act means the Telecommunications Act (Canada) and the regulations promulgated thereunder.

TELUS or the Company means TELUS Corporation, a corporation existing under the laws of British Columbia.

TELUS AB means TELUS Corporation, a predecessor of TELUS, which was existing prior to the effectiveness of the 1999 Arrangements under the Business Corporations Act (Alberta).

TFSA has the meaning ascribed thereto under Certain income tax considerations - Certain Canadian federal income tax considerations of the Arrangement.

Transaction Documents means the plan of arrangement appended as Appendix F of this Circular, the Amended and Restated Rights Plan, the Notice of Alteration, the Articles, the application to the Court for the Interim Order, the Amended and Restated Stock Option Plans, the DRISP and the application to the Court for the Final Order, together with their respective attachments, schedules, appendices and exhibits, as applicable.

TSX means the Toronto Stock Exchange.

United States means the United States of America, its territories and possessions, any state of the United States and the District of Columbia.

U.S. Exchange Act has the meaning ascribed thereto under Information for U.S. Shareholders.

U.S. Holder has the meaning ascribed thereto under Certain income tax considerations - Certain United States federal income tax considerations of the Arrangement.

U.S. Securities Act has the meaning ascribed thereto under Information for U.S. Shareholders.

U.S. Securityholder has the meaning ascribed thereto under Regulatory and legal matters - United States securities law matters.

Verizon means Verizon Communications Inc., formed from the merger of GTE and Bell Atlantic.

APPENDIX A: STATEMENT OF TELUS’ CORPORATE GOVERNANCE PRACTICES

TELUS is committed to effective and best practices in corporate governance and regularly assesses emerging best practices. As part of that commitment, TELUS has a philosophy of being an early adopter of best practices. TELUS is also committed to transparent and comprehensive disclosure of its corporate governance practices and to providing voluntary disclosure that goes beyond what is required.

TELUS is in full compliance with all applicable Canadian and U.S. corporate governance rules, regulations and policies, such as National Instrument 52-110 Audit Committees (Independence Rule), National Instrument 58-101 Disclosure of Corporate Governance Practices (Governance Disclosure Rule)  and National Policy 58-201 Corporate Governance Guidelines (Governance Guidelines) issued by the Canadian Securities Administrators (CSA) as well as provisions in Section 303A of the New York Stock Exchange Governance Standards (the NYSE Governance Rules) applicable to foreign private issuers.  Although not required to do so, TELUS has voluntarily adopted the expanded definition of independence in the NYSE Governance Rules, and is also in substantial compliance with most of the provisions of the NYSE Governance Rules that are not mandatory for foreign private issuers, except as follows:

•                  With respect to shareholders’ approval of equity-based compensation arrangements, TELUS follows the TSX rules, which require shareholders’ approval of equity-based compensation arrangements and material amendments only if they involve newly issued securities. This is in contrast to the NYSE Governance Rules, which generally require shareholders’ approval of all equity-based compensation arrangements regardless of whether they involve newly issued securities or securities purchased in the open market.

•                  TELUS follows many (but not all) of the incremental disclosure provisions under the NYSE Governance Rules.

TELUS’ efforts in corporate governance and reporting continue to be externally recognized.  In 2011, for the second straight year, the Canadian Institute of Chartered Accountants (CICA) recognized TELUS with the Overall Award of Excellence for Corporate Reporting, its highest award in Canada, as well as an award in the Communications and Media category and Honourable Mention for Sustainable Development Reporting.

Disclosure of TELUS’ practices against the Governance Disclosure Rule

Board of Directors

Disclose the identity of directors who are independent.

The Board of Directors has determined that all of the proposed directors, other than Mr. Entwistle, are independent. Biographies of each director, including their business experience and the names of other organizations on whose boards they serve, can be found in the Director biographies on pages 16 to 21 of this information circular and by visiting telus.com/governance and clicking on Board members and committees.

Disclose the identity of directors who are not independent and describe the basis for that determination.

Mr. Entwistle, as President and CEO of TELUS, is the only director who is a member of management of the Company and as such, is not independent. He is the only director who is not an independent director pursuant to the Governance Disclosure Rules.

The Board determines independence using a set of criteria that goes beyond applicable securities rules and has chosen to voluntarily comply with all elements of the independence test pronounced by the NYSE including those that are not binding on TELUS. Accordingly, the independence tests applied by the Board comply with the Governance Disclosure Rule, the Independence Rule and the NYSE Governance Rules.  The Board’s adoption of these criteria is reflected in the TELUS Board Policy Manual.

The Board applied its expanded independence test to the relationship between each director and the Company based on information updated annually through a comprehensive questionnaire.

As one of Canada’s largest telecommunications companies and the incumbent local exchange carrier in several provinces, the Company provides service to its directors and their families, and to many organizations with whom the directors are associated. The Board has determined that the provision of services per se does not create a material relationship between the director and the Company. Rather, the Board examines a variety of factors including the magnitude of the service provided, the monetary and strategic value of those services to each party, the degree of dependence on such relationship by either party, and how easily a service may be replaced, in determining if any such relationship creates a material relationship. The Board considers similar factors in assessing the materiality of any relationship between the Company and any customer, supplier or lender with whom a director is associated.

Applying the above tests and process, the Board is satisfied that, except for Mr. Entwistle, there is no material relationship existing between any of the proposed directors and the Company, either directly or as a partner, shareholder or officer of an organization that has a material relationship with the Company.

Disclose whether a majority of directors are independent.

Eleven of the 12 nominees proposed for election as directors at the meeting are independent.  Since 2000, the Board has required that at least a majority of its directors be independent.  This requirement is captured in the TELUS Board Policy Manual.

If a director is presently a director of any other issuer that is a reporting issuer in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

Each nominee, other than Mr. Canfield and Mr. Ducros, is a director of one or more other reporting issuers. See the tables on pages 16 to 21 for a list of all other companies and certain non-profit entities for which the 12 nominees act as directors.

Disclose whether or not independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance.  If the independent directors hold such meetings, disclose the numbers of meetings held since the beginning of 2011.

Under the TELUS Board Policy Manual, the Board is required to hold at least one annual in-camera session without non-independent directors present. As a regular feature at each regularly scheduled Board meeting, the Board meets without management, other than the CEO and the Corporate Secretary, followed immediately by an in-camera session without the CEO or any other member of management present. The Chair presides over these in-camera sessions of the Board. In 2011, the Board held five in-camera sessions without any member of management present.

Disclose whether or not the chair of the board is an independent director.  If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director and describe his or her role and responsibilities.

The Board has determined that Brian Canfield, the current Board Chair, is an independent director under both the Governance Disclosure Rule and the NYSE Governance Rules.

The Board has adopted a number of policies to better ensure the independence of the Board. The Board Chair is required to be independent. In addition, the positions of Chair and CEO must be separate. Mr. Canfield was CEO of BC TELECOM Inc., predecessor to TELUS, from October 1990 to July 1997. He also served as President and CEO of the Company for a brief period from September 1999 to July 10, 2000 while the Company searched for a new CEO. Mr. Canfield has long passed the three-year cooling-off period required by the Governance Disclosure Rule and the NYSE Governance Rules for establishing his independence from management.

Going forward, the TELUS Board Policy Manual requires the CEO to offer to resign from the Board when he or she ceases to be CEO and in any event, he or she will not be eligible for re-election at the next annual general meeting following his or her resignation.

The duties and mandate of the Chair are set out in the TELUS Board Policy Manual. They include leading the Board in its management and supervision of the business and affairs of the Company and its oversight of management, and promoting effective relations with shareholders.

Disclose the attendance record of each director for all board meetings held since the beginning of 2011.

See pages 16 to 21 for attendance records for each director.  In accordance with the TELUS Board Policy Manual, directors are expected to attend all Board and committee meetings.  The Corporate Governance Committee considers attendance when making nomination decisions.

Board mandate

Disclose the text of the board’s written mandate.

The TELUS Board Policy Manual provides guidelines to the Board and was developed to assist Board members in fulfilling their obligations, both individually and collectively, and to make very explicit the expectations on the Board, Board committees, individual directors, the Chair, the committee chairs, and the CEO. The terms of reference for the Board of Directors are contained in the manual and are also attached as Appendix B to this information circular. A copy of the TELUS Board Policy Manual in its entirety is available at telus.com/governance.

To help the Board fulfill its duties and responsibilities, the Board delegates certain powers, duties and responsibilities to committees to ensure full review of certain matters. The terms of reference of the committees set out the mandates, duties and authority of the committees, and the scope of their authority. In addition, each committee uses an annual work plan to guide its deliberations during the course of the year. The committees report to the Board on their activities on a regular basis.

To further delineate the responsibilities of the Board, the Board has adopted a Delegation Policy under which the Board delegates certain decisions to management. This policy provides guidance to the Board and management on matters requiring Board approval including major capital expenditures, acquisitions, investments or divestitures.

The Board has also approved a Policy on Corporate Disclosure and Confidentiality of Information, a copy of which is available at telus.com/governance. The policy is reviewed annually with the assistance of the Chief Internal Auditor for continuous improvements. The policy sets out the Company’s policies and practices on corporate disclosure and applies to all TELUS team members, including directors, officers and employees. The policy’s objectives include (i) disclosing information in a timely, consistent and appropriate manner; and (ii) disseminating material information pursuant to all applicable legal requirements. Material changes to the policy, as approved by the Disclosure Committee, must be reported to the Audit Committee and approved by the Board.

Position descriptions

Disclose whether or not the board has developed written descriptions for the chair and the chair of each board committee.

The Board has developed a description of the role and responsibilities of the Board Chair, and brief position descriptions for the chair of each Board committee, all of which are described in the TELUS Board Policy Manual available at telus.com/governance. The Chair’s duties include: leading the Board in its management and supervision of the business and affairs of the Company, leading the Board in its oversight of management, and promoting effective relations with shareholders.

Disclose whether or not the board and CEO have developed a written position description for the CEO.

The Board has developed a written position description of the role and responsibilities of the CEO, and it is contained in the TELUS Board Policy Manual.  The CEO’s duties include: providing leadership and managing the business and affairs of the Company; directing and monitoring the activities of the Company to achieve the Company’s objectives and goals; and recommending to the Board the strategic direction of the Company and implementing strategic, business and operational plans. The Board annually approves the Company’s goals and objectives, which the CEO is responsible for meeting. As well, his annual performance objectives relevant to compensation, which are reviewed and approved by the

Compensation Committee, supplement his mandate. With input from the remaining directors as part of the process, the Compensation Committee evaluates the performance of the CEO against his annual objectives and reports its conclusions back to the Board. For further details, see the report of the Human Resources and Compensation Committee on page 39.

Orientation and continuing education

Briefly describe what measures the board takes to orient new directors regarding (i) the role of the board, its committees and its directors, and (ii) the nature and operation of the issuer’s business.

The Corporate Governance Committee reviews, approves and reports to the Board on the directors’ orientation program. New directors generally receive an orientation session on joining the Board, conducted by various members of senior management. The orientation session provides an overview of TELUS’ strategy, business imperatives, plan and risks, financial condition and financing strategy, board and committee governance including mandates, roles and policies, corporate policies, compliance and governance philosophy and practices. In addition, the Board’s practice is to appoint new directors to the Audit Committee for at least their first year on the TELUS Board. Given the scope of that committee’s mandate relative to those of the other committees, Audit Committee members receive a particularly comprehensive view of the Company operations in their entirety, which offers to new directors the quickest means of understanding the Company’s operations, risks and strategy.

Management also offers orientation and training to new members on Board committees, in the form of a customized orientation session for the new members.  The session typically includes an overview of the committee’s mandate and work plan for the year as well as current initiatives, key issues, regulatory trends and best practices relevant to the committee.

With the retirement of Brian MacNeill in May 2011, the Board rotated John Butler and Dick Auchinleck onto different committees and appointed Bill MacKinnon as Chair of the Audit Committee. These changes were effective immediately following Mr. MacNeill’s retirement.  Both John Butler and Dick Auchinleck attended orientation sessions on the duties of the new committees they joined.

Stockwell Day was appointed to the Board and to the Audit Committee in July 2011 and attended a comprehensive, half-day orientation session that covered topics including TELUS’ organizational and governance structure, strategy and financial plan, securities laws and TELUS’ approach to corporate governance, key corporate policies, major accounting policies and a high level review of financial disclosure preparation.

Briefly describe what measure, if any, the board takes to provide continuing education for its directors.

As outlined in its mandate, the Corporate Governance Committee reviews, approves and reports to the Board on plans for the ongoing development and education of existing Board members. As part of ongoing education, management gives regular presentations and provides topical literature from external experts to the Board and its committees to inform them of developments in legal, regulatory and industry initiatives.  The Company has also set up an online portal through which directors can access research and educational materials on a wide variety of topics including governance, technology, strategy, human resources and regulatory and government affairs. Directors are provided with management contacts for each educational topic so that they may request additional information or arrange for further consultation regarding the materials.  Directors identify topics for continuing education through discussions at Board and committee meetings, annual evaluations and skills self-assessment surveys.

Directors may also attend external education programs at TELUS’ expense.  All of our directors are members of the Institute of Corporate Directors, which provides them with access to its publications and events to enhance their knowledge of directors’ responsibilities and current governance trends.

Management conducted or organized the following education sessions in 2011.  Once again, a key focus for 2011 was to provide updates on changes in the competitive landscape, customer requirements, technological changes and industry developments, and regulatory updates, regularly at each quarterly Board meeting.

Board education and orientation in 2011

Date	Subject	Attendees	Presented by
February 8 May 4 August 3 November 1

Quarterly governance updates, including emerging best practices, significant case law, developments and proposed amendments to Canadian and U.S. securities rules and regulation, and developments related to say on pay and shareholder engagement

		Corporate Governance Committee	• Senior Vice-President, Chief Legal Officer and Corporate Secretary
February 8 May 4 August 3 November 1	Quarterly updates on audit governance and major accounting policies	Audit Committee	• Vice-President, Risk Management and Chief Internal Auditor • Senior Vice-President and Corporate Controller • Vice-President, Corporate Accounting and Financial Reporting
February 8 May 4 August 3 November 1

Updates on pension law reform, pension trends, including governance trends and benchmarking relative to peers, actuarial standards of practice and trends in pension fund management, as well as pension reform initiatives

		Pension Committee	• Senior Vice-President and Treasurer • Vice-President, Corporate Accounting and Financial Reporting • Director, Finance • External legal consultant
February 8 May 4 August 3 November 1	Quarterly updates on compensation trends, including emerging best practices for executive compensation disclosure and developments related to say-on-pay	Compensation Committee	• Vice-President, Compensation and Benefits • Senior Vice-President, Chief Legal Officer and Corporate Secretary • External compensation consultant
February 8 May 4 August 3 September 26 November 1	Quarterly strategic context update including competitive environment, technological and industry developments, government and regulatory developments, peer performance	Entire Board	• Executive Vice-President and CFO • Senior Vice-President, Regulatory and Government Affairs
May 4 September 27	Technology update and network trends	Entire Board	• Executive Vice-President, Technology Strategy
August 3	Update on executive compensation	Entire Board	• Executive Vice

Date	Subject	Attendees	Presented by
President, Human Resources • External compensation consultant
August 3	Enterprise risk management and internal audit overview	Audit Committee	• Vice-President, Risk Management and Chief Internal Auditor
August 3	Update on clawback policies and other trends in executive compensation	Compensation Committee	• Executive Vice President, Human Resources • External compensation consultant
September 28	Investor perspectives	Entire Board	• Executive Vice-President and CFO
November 22	Tax risk governance	Entire Board	• Executive Vice-President and CFO • Vice President, Taxation
December 6	Updates on directors’ duties and secondary market civil liability disclosure	Entire Board	• Senior Vice-President, Chief Legal Officer and Corporate Secretary

Ethical business conduct

Disclose whether or not the board has adopted a written code for the directors, officers and employees.  If the board has adopted a written code: (i) disclose how a person may obtain a copy of the code; (ii) describe how the board monitors compliance with its code and (iii) provide a cross-reference to any material change report filed since the beginning of 2011 that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

TELUS has an Ethics Policy that applies to all TELUS team members including directors, officers and employees. The Ethics Policy outlines the responsibilities and guidelines that describe the ethical standard expected of all TELUS team members including how to deal with conflicts of interest and the disclosure required by TELUS team members of actual or potential conflicts. The Policy is available at telus.com/governance. As part of that policy, TELUS established the TELUS EthicsLine in 2003, which provides the public and TELUS team members with a channel for anonymous and confidential questions or complaints on accounting, internal controls or ethical issues, a summary of which is reported on a quarterly basis to the Human Resources and Compensation Committee and the Audit Committee. In 2007, TELUS enhanced the independence and accessibility of EthicsLine by engaging a third-party intake provider, EthicsPoint, to run the hotline and forward calls or reports received to the Ethics Office.  EthicsPoint also forwards respectful workplace issues to the Company’s respectful workplace contact.  TELUS team members and external callers from around the world can make an inquiry or complaint online or by phone 24 hours a day, seven days a week in a variety of languages.

TELUS’ Ethics Office offers team members assistance in ethical decision-making by providing guidance concerning the Ethics Policy. The Ethics Office also conducts investigations, establishes appropriate policies and guidelines on TELUS’ expected standards of business conduct and closely monitors TELUS’ EthicsLine. The Ethics Office oversees ethics training, including an online bilingual course called TELUS Integrity 2010 that is mandatory for all TELUS team members, including TELUS International, and was extended to contractors with access to our information systems.  The course combines ethics, respectful workplace, corporate security and privacy modules.  The Ethics Office requires each director, as well as each TELUS team member, to acknowledge annually that he or she has reviewed the Ethics Policy and understands the policy’s expectations. The Vice-President, Risk Management and Chief Internal Auditor reports quarterly to the Human Resources and Compensation Committee and the Audit Committee on the results of any investigation of whistleblower, ethics and internal controls complaints received by the Ethics Office. The Human Resources and Compensation Committee and the Audit Committee of the Board are required to review the Ethics Policy jointly on an annual basis and recommend changes for approval to the Board as appropriate. No waivers of the Ethics Policy are intended, and any waiver that is granted to an executive officer or director under the Ethics Policy must be pre-approved by the Board of Directors or their delegate, which must be a Board committee and must be disclosed subject to the TELUS Policy on Corporate Disclosure and Confidentiality of Information.  For all other employees, waiver of the Ethics Policy must receive prior approval from the Senior Vice-President, Chief Legal Officer and Corporate Secretary together with the Vice-President, Risk Management and Chief Internal Auditor and must be promptly reported to the Audit Committee.

Describe any steps the board takes to ensure directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.

Under the Business Corporations Act (British Columbia) and the Articles, any director or executive officer who holds any office or possesses any property, right or interest that could result in the creation of a duty or interest that materially conflicts with the individual’s duty or interest as a director or executive officer of the Company, must promptly disclose the nature and extent of that conflict. A director who holds a disclosable interest in a transaction or contract into which the Company has entered or proposes to enter may not vote on any directors’ resolution to approve that contract or transaction.

Nomination of directors

Describe the process by which the board identifies new candidates for board nomination.

The Corporate Governance Committee is responsible for making annual recommendations to the Board regarding the size and composition of the Board and its committees, and proposes nominees for election as directors, in accordance with the TELUS Board Policy Manual. The Corporate Governance Committee and the Board are guided by the objectives of forming an effectively functioning Board that presents a diversity of views and business experience, and selecting a size that is sufficiently small for the Board to operate effectively but sufficiently large to ensure there is enough capacity to fully meet the work demands of the Board and its four committees. The Corporate Governance Committee is also responsible for assessing and making recommendations regarding Board effectiveness and establishing a process for identifying, recruiting, nominating and appointing new directors.

When recruiting new directors, the Corporate Governance Committee considers, among other things, the vision and business strategy of the Company, the skills and competencies of the current directors, the existence of any gaps in Board skills and the attributes and experience new directors should have in order to best enhance the Company’s business plan and strategies. While the Board does strive for diversity and takes into account factors such as gender, ethnic background, geographic origin and other personal characteristics when considering new directors, the Board considers the knowledge, skills, experience and character of an individual to be the most important criteria in determining the value he or she may bring to the Board.   Key sources that support this review are the Board and director evaluations and skills self-assessments. The matrix helps to identify any gaps in the Board’s current skills mix. Also important are the Corporate Governance Committee’s consultations with the Board Chair and the CEO. Furthermore, during the annual evaluation process, the Board Chair canvasses directors individually on their intentions, in order to identify impending vacancies on the Board as far in advance as possible and allow sufficient time for identification and recruitment of new directors.

The Corporate Governance Committee, with input from the CEO and Chair, formulates the most desirable mix of attributes and experience, including track record of business success, diversity of experience and background, and relevant industry experience, and may retain an external search firm to assist in the identification of candidates meeting the requisite criteria. As well, the Corporate Governance Committee invites the directors to suggest potential candidates and may draw on lists of potential candidates identified from past searches. The Corporate Governance Committee maintains an evergreen list of potential director candidates.  Prospective candidates are solicited to determine their interest and time availability. They generally meet with the Chair and the President and CEO and any other directors that the Corporate Governance Committee deems appropriate, and must agree to the commitment that the Company expects of its directors. The Corporate Governance Committee reports to the Board throughout the process, and reviews with the Board the identified candidates as well as its recommendations. The Corporate Governance Committee also generally conducts a background check on the recommended candidate and assesses the financial literacy and independence of the candidate when making its final recommendation to the Board. In July 2011, after completing this process, the Corporate Governance Committee recommended to the Board, and the Board approved, the appointment of Stockwell Day as a director of the Company.

Disclose whether or not the board has a nominating committee composed entirely of independent directors.  If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.

The Corporate Governance Committee is responsible for nomination of directors and is comprised entirely of independent directors.

The terms of reference for the Corporate Governance Committee are set out at telus.com/governance. For a summary of the responsibilities, powers and operation of the Committee see the report of the Corporate Governance Committee on page 32.

Compensation

Describe the process by which the board determines the compensation for the issuer’s directors and officers.

Executive compensation

The Board has delegated to the Compensation Committee, whose members are all independent, the responsibility for reviewing and recommending to the Board the compensation of the CEO, and approving the compensation of the remaining executive management. The Compensation Committee is a proponent of pay-for-performance by linking executive compensation directly to the achievement of business objectives and has adopted a market-based approach to executive compensation to ensure that the Company provides competitive compensation. See page 47 for a full description of the Company’s compensation philosophy and process.

Director compensation

The Board has delegated to the Corporate Governance Committee the responsibility for reviewing and recommending to the Board the compensation and benefits of Board members. The Corporate Governance Committee annually reviews Board compensation.  Effective April 1, 2011, the Corporate Governance Committee recommended, and the Board approved, certain changes to the compensation program for our directors.  The changes, made in consultation with Meridian Compensation Partners, LLC, were adopted to bring directors’ compensation closer to our principle that total director compensation should be at the 75th percentile of the selected comparator group. See Director compensation starting on page 25 for further information on directors’ fees and equity ownership and the changes made to our director compensation program in 2011.

Disclose whether or not the board has a compensation committee composed entirely of independent directors.

The Corporate Governance Committee and the Compensation Committee are each composed entirely of independent directors.

If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.

In addition to setting executive compensation, the Compensation Committee: recommends to the Board for approval the appointment of executives, reviews and recommends to the Board for approval annually the CEO’s succession plan, and reviews, approves and reports to the Board on an annual basis, or more frequently as required, succession plans for the remaining executive management. See page 41.

For more information on the Compensation Committee’s responsibilities, including the process by which it determines compensation of TELUS’ executive team, see the report of the Human Resources and Compensation Committee on page 39.

See page 25 for a description of the responsibilities, powers and operation of the Corporate Governance Committee with respect to the determination of director compensation.

If a compensation consultant or advisor has, at any time since the beginning of 2011, been retained to assist in determining compensation for any of the issuer’s directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained.

The Compensation Committee engaged the services of an external compensation consultant, Meridian Compensation Partners, LLC, to assist the Committee in its review of executive compensation practices, executive compensation design, market trends and regulatory considerations. The Corporate Governance Committee engaged the services of Meridian Compensation Partners, LLC to conduct similar reviews of director compensation. For further information regarding the compensation consultant, including its mandate and independence, work performed and fees received in 2011, see the report of the Human Resources and Compensation Committee on page 39.

Other Board committees

If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

In addition to the Audit, Corporate Governance and Compensation Committees, the Board has a Pension Committee. The creation of a standing board committee to oversee pension matters was the innovation of BC TELECOM, a TELUS predecessor. TELUS has multiple pension plans that are complex, with a significant amount of pension assets under administration. They impact the financial well-being of TELUS employees and TELUS financial results (assets, liabilities, returns and funding), and are affected by changing capital market conditions. Accordingly, the TELUS Board has long believed that a separate board committee whose focus is exclusively dedicated to ensuring the integrity and sound management, investment performance and pension governance of TELUS pension assets is an important element of its overall commitment to excellence in governance and risk management practices. The Pension

Committee’s specific duties include oversight of the actuarial soundness, investment policy and performance of the pension plans within its mandate, compliance with government legislation and fiduciary responsibilities, and pension governance.

Detailed descriptions of each standing committee’s mandate are found in this information circular on pages 32, 34, 36 and 39, while the full text of each standing committee’s terms of reference can be found at telus.com/governance.

All committees have the authority to retain external advisors at TELUS’ expense in connection with their responsibilities.  The Committee retained Meridian Compensation Partners, LLC in 2010 going forward as its independent external executive compensation consultant.  A description of their work for the Compensation Committee is on page 40.  In 2010, the Corporate Governance Committee retained Meridian Compensation Partners, LLC to assist in the annual market study of directors’ compensation for 2011 (see page 25), the results of which were reviewed in 2011.

On January 25, 2012, the Board constituted a Special Committee comprised of Brian Canfield (Chair of the Special Committee), Charlie Baillie, John Butler, Rusty Goepel, John Lacey and Bill MacKinnon to review and evaluate the Proposal and make recommendations to the Board related to the Proposal. See page 94 for more information on the Special Committee.

Assessments

Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments.

The Corporate Governance Committee, in conjunction with the Chair, carries out an annual assessment of the Board, its committees and individual directors. Details of the process appear on page 28.

APPENDIX B: TERMS OF REFERENCE FOR THE BOARD OF DIRECTORS

1.                                      Introduction

The Board is responsible for the stewardship of the Company and overseeing the management of the Company’s business and affairs.  The Board may discharge its responsibilities by delegating certain duties to committees of the Board and to management.  The specific duties delegated to each committee of the Board are outlined in the terms of reference for those committees.

2.                                      No delegation

2.1                                 The Board may not delegate the following matters to any committee:

a)                    any submission to the shareholders of a question or matter requiring the approval of the shareholders;

b)                   the filling of a vacancy on the Board or any Board committee;

c)                    the allotment and issuance of securities;

d)                   the declaration and payment of dividends;

e)                    the purchase, redemption or any other form of acquisition of shares issued by the Company;

f)                      the payment of a commission to any person in consideration of the purchase or agreement to purchase shares of the Company from the Company or from any other person, or procuring or agreeing to procure purchasers for any such shares;

g)                   the approval of management proxy circulars;

h)                   the approval of any take-over bid circular or directors’ circular;

i)                       the approval of the financial statements and management’s discussion and analysis of the Company;

j)                       the appointment or removal of the CEO;

k)                    the power of the directors set forth in the Company’s charter documents with respect to ownership and voting restrictions;

l)                       the establishment of any Board committee and its mandate;

m)                 the adoption, amendment or repeal of the charter documents of the Company; and

n)                   any other matter which is required under applicable corporate or securities laws to be decided by the Board as a whole.

3.                                      Board of directors

3.1                               Composition

a)                    The number of directors to be elected at a meeting of the shareholders will be a minimum of 10 and a maximum of 16 directors, including the Chair, a majority of whom are Independent Directors.

b)                   Subject to election by the shareholders and the requirements of the applicable laws, the Company’s charter documents and the rules of any stock exchanges on which the shares of the Company are listed, the CEO will be a member of the Board.  Upon ceasing to be CEO, he or she will be expected to volunteer to resign from the Board and, in any event, will not be eligible for re-election to the Board upon ceasing to be CEO.

c)                    The CEO will be the only management director on the Board, provided, however, that the directors may fill a casual vacancy on the Board with another member of management, to hold such position until the next annual general meeting of the Company.

d)                   The Chair of the Board must be an Independent Director.

3.2                               Meetings

a)                    The Board will meet at least once each quarter and, including such quarterly meetings, a minimum of six times a year. Some of the Board’s meetings should be held in locations other than Vancouver.

b)                   The Chair and CEO, with the assistance of the Corporate Secretary, will be responsible for the agenda for each Board meeting.

c)                    The Board encourages management to attend Board meetings, where appropriate, to provide additional insight to matters being considered by the Board.

d)                   The Board should have an in-camera session without management present, including any management directors, as a regular feature of each regularly scheduled Board meeting.

e)                    Once a year at a regularly scheduled Board meeting, the Board should hold an in-camera session without non-Independent Directors in attendance.

f)                      The quorum necessary for the transaction of business of the directors will be a majority of the directors.

g)                   To the extent possible, Board materials will be made available in electronic format.

3.3                               Election or Appointment of Directors

The Board, following recommendation by the Corporate Governance Committee, will:

a)                    approve the management slate of nominees proposed for election at annual general meetings of the Company;

b)                   approve candidates to fill any casual vacancy occurring on the Board; and

c)                    fix the number of directors as permitted by the Company’s charter documents.

3.4                               Compensation and Share Ownership Requirement

Appendix I — Director Compensation and Share Ownership Criteria lists the current levels of directors’ compensation and the shareholdings required of directors of the Company.

3.5                              Committees of the Board

The Board will have the following committees and, after considering the recommendation of the Corporate Governance Committee, approve and/or modify their terms of reference:

a)                    Audit Committee — Appendix E

b)                   Corporate Governance Committee — Appendix F

c)                    Human Resources and Compensation Committee — Appendix G

d)                   Pension Committee — Appendix H

The Board may establish a new standing or ad hoc committee, after considering the recommendation of the Corporate Governance Committee.  Not less than a majority of the members of any new standing or ad hoc committee will be Independent Directors.

Each committee will report to the Board on its meetings and each member of the Board will have access to minutes of committee meetings, regardless of whether the director is a member of such committee.  See Appendix D — Terms of Reference for Committees of the Board of Directors.

4.                                      Selection of management

4.1.          In accordance with the Company’s charter documents, the Board will appoint and replace the CEO of the Company and, after considering the recommendation of the Human Resources and Compensation Committee, approve the CEO’s compensation.

4.2           Upon considering the advice of the CEO and the recommendation of the Human Resources and Compensation Committee, the Board will approve the appointment of all members of the Executive Leadership Team.

4.3           The Board is responsible for satisfying itself as to the integrity of the CEO and other senior management of the Company.

4.4           The Board is responsible for overseeing succession planning.

5.                                      Strategy determination

The Board will:

5.1           annually consider and approve the Company’s objectives and goals, its strategic plan to achieve those objectives and goals and approve any material changes thereto;

5.2           monitor and assess the resources required to implement the Company’s strategic plan;

5.3           monitor and assess developments which may affect the Company’s strategic plan;

5.4           evaluate and, as required, enhance the effectiveness of the strategic planning process; and

5.5           monitor and, as required, enhance the execution of the strategic plan by management and monitor corporate performance against the Company’s objectives and goals.

6.                                      Material transactions

Subject to delegation by the Board to management and to committees of the Board, the Board will review and approve all material transactions and investments.

7.                                      Public reporting

The Board is responsible for:

7.1           ensuring that the financial performance of the Company is adequately reported to shareholders, other security holders and regulators on a timely and regular basis;

7.2           ensuring that the financial results are reported fairly and in accordance with generally accepted accounting standards and related legal disclosure requirements;

7.3           ensuring that appropriate policies and procedures are in place to ensure the timely disclosure of any other developments that have a significant and material impact on the Company;

7.4           reporting annually to shareholders on its stewardship for the preceding year;

7.5           reporting annually to shareholders on the key strategic objectives of the Company and how the Company’s approach to executive compensation is designed to motivate management to achieve them; and

7.6           providing for measures that promote engagement with, and feedback from shareholders.

8.                                      Risk oversight and management

8.1           The Board is responsible for ensuring the timely identification of material risks to the Company’s business and the implementation of appropriate systems and processes to identify, monitor and manage material risks.  In discharging this duty, the Board will review and assess annually:

a)                    the Company’s risk management program, including risk tolerance and integrated enterprise risk assessment;

b)                   the quality and adequacy of risk-related information provided to the Board by management, to ensure that the Board (directly or through its committees) is made aware of the Company’s material risks on a timely basis, and has sufficient information and understanding to evaluate these risks, how they may affect the Company and how management addresses them; and

c)                    the respective responsibilities of the Board, each Board committee and management for risk oversight and management of specific risks, to ensure that the risk oversight function is coordinated and appropriately covered through these bodies, and to ensure a shared understanding as to accountabilities and roles.

8.2           In addition to the specific risk oversight responsibilities the Board has allocated to its committees, the Board will review, on an annual or more frequent basis, as appropriate, those risks that are specifically allocated to the Board for review.

8.3           The Board is also responsible for ensuring the integrity of the Company’s internal control, disclosure control and management information systems.

9.                                      Procedures and policies

The Board will monitor compliance with all significant policies and procedures by which the Company is operated.

10.                               Legal requirements

10.1         The Board will monitor and ensure compliance with all applicable laws and regulations.

10.2         The Board will strive to ensure that all corporate documents and records have been properly prepared, approved and maintained.

11.                               Evaluation

The Board will evaluate annually the effectiveness of the Board as a whole, individual directors, committees and the Chair. See Appendix L - Board and Director Evaluation Process.

References to appendices in Appendix B to this Circular relate to Board Policy Manual, which can be viewed in its entirety on telus.com/governance.

APPENDIX C: ARRANGEMENT RESOLUTION

“BE IT RESOLVED THAT:

1.               The arrangement (the “Arrangement”) under Division 5 of Part 9 of the Business Corporations Act (British Columbia) (the “BCBCA”) involving TELUS Corporation (the “Company”), its shareholders and the other persons named in the plan of arrangement, as it may be or have been amended from time to time in accordance with its terms (the “Plan of Arrangement”), as more particularly described and set forth in the information circular dated March 22, 2012 (the “Circular”), and all transactions contemplated thereby, are hereby authorized, approved and adopted.

2.               The Plan of Arrangement, the full text of which is set out in Appendix F attached to the Circular is hereby authorized, approved and adopted.

3.               Notwithstanding that this special resolution has been passed (and the Arrangement adopted) by any or all of the Company Shareholders (as defined in the Plan of Arrangement) or that the Arrangement has been approved by the Supreme Court of British Columbia (the “Court”), the directors of the Company are hereby authorized and empowered, at their discretion, without further notice to or approval of the shareholders (a) to amend the Plan of Arrangement to the extent permitted by the Plan of Arrangement and, where required by the terms of the Plan of Arrangement, approved by the Court, and (b) subject to the provisions of Section 298 of the BCBCA, to withdraw the Plan of Arrangement and not to proceed with the Arrangement.

4.               Any officer or director of the Company is hereby authorized and directed for and on behalf of the Company to make an application to the Court for an order approving the Arrangement and to execute and, if appropriate, deliver such other documents as are necessary or desirable in accordance with the Plan of Arrangement.

5.               Any officer or director of the Company is hereby authorized and directed for and on behalf of the Company to execute or cause to be executed and to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as in such person’s opinion may be necessary or desirable to give full force and effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.”

APPENDIX D: INTERIM ORDER

No.S-122055

Vancouver Registry

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF SECTION 291 OF THE
BUSINESS CORPORATIONS ACT S.B.C. 2002, c. 57, AS AMENDED

IN THE MATTER OF A PROPOSED ARRANGEMENT AMONG
TELUS CORPORATION AND
ITS SECURITYHOLDERS

TELUS CORPORATION

PETITIONER

ORDER MADE AFTER APPLICATION

BEFORE	) ) )	The 20th day of March, 2012

ON THE APPLICATION of the Petitioners dated March 20, 2012 without notice, coming on for hearing at 800 Smithe Street, Vancouver, British Columbia on March 20, 2012; and on hearing Robert S. Anderson, Q.C. and Teresa M. Tomchak, counsel for the Petitioner.

THIS COURT ORDERS that:

1.                                       TELUS Corporation (“TELUS” or the “Company”) be permitted to convene, hold and conduct an annual and special meeting (the “Meeting”) of the holders (the “Common Shareholders”) of its issued and outstanding common shares (the “Common Shares”) and the holders (the “Non-Voting Shareholders”) of its outstanding non-voting shares (the “Non-Voting Shares”) (collectively the Common Shareholders and the Non-Voting Shareholders are referred to herein as the “Shareholders”) on or about May 9, 2012 to inter alia, consider and, if deemed advisable, pass with or without amendment, a special resolution (the “Arrangement Resolution”), authorizing, approving and agreeing to adopt an arrangement (the “Arrangement”) set forth in the plan of arrangement (the “Plan of Arrangement”) among the Company, the Shareholders and the holders (the “Optionholders”) of its outstanding options to purchase Non-Voting Shares issued pursuant to the Option Plans (the “Options”) (collectively, the Shareholders and the Optionholders are referred to herein as the “Securityholders”) and the other persons named therein and to transact such other business as may properly come before the Meeting.

2.                                       The Meeting shall be called, held and conducted in accordance with the provisions of the Business Corporations Act, applicable securities legislation and the Articles of the Company, subject to the terms of this Interim Order.

3.             The following information (the “Meeting Materials”):

(a)           the Notice of Annual and Special Meeting for the Meeting;

(b)                                 the Circular and the Appendices to the Circular, including the Plan of Arrangement, the Notice of Petition and the Interim Order; and

(c)           the Form of Proxy for each class of Shareholder;

in substantially the same form referred to in Affidavit #1 of Monique Mercier, with such amendments and inclusions thereto as counsel for the Company may advise are necessary or desirable, provided that such amendments and inclusions are not inconsistent with the terms of this Interim Order, shall be sent:

(i)                                     to the Securityholders at their registered address as they appear on the books of the Company at the close of business on March 27, 2012, being the record date fixed by the Board of Directors of the Company for the determination of the Securityholders entitled to notice of the Meeting; and

(ii)           to the directors and auditors of the Company;

which shall occur at least twenty-one (21) days prior to the date of the Meeting excluding the date of sending and excluding the date of the Meeting.

4.                                       March 27, 2012 shall be the record date for the determination of the Securityholders entitled to notice of the Meeting.

5.                                       Good and sufficient notice of the Meeting for all purposes will be given by the Company by the sending of the Meeting Materials and in accordance with paragraph 3 of this Order.

6.                                       The sending of the Notice of Petition and the Interim Order (collectively the “Court Materials”) as appendices to the Circular in accordance with paragraph 3 of this Order shall constitute good and sufficient service of the Court Materials and the within proceedings upon all who may wish to appear in these proceedings or are entitled to receive such notice and such service shall be effective on the business day after the said Court Materials are sent, whether those persons reside within the jurisdiction of British Columbia or within another jurisdiction, and no other form of service need be made and no other material, including the Petition and supporting Affidavits, need be served on such persons in respect of these proceedings except upon written request to the solicitors for the Petitioner at the address for delivery set out in the Petition.

7.                                       The accidental omission to give notice of the Meeting or the Court Materials to, or the non-receipt of such notices by one or more of the persons specified herein, shall not invalidate any resolution passed or proceedings taken at the Meeting.

8.                                       Subject to the terms and conditions of the Plan of Arrangement, after the date of this Interim Order and prior to the time of the Meeting, the Company is authorized to make such amendments, revisions or supplements to the Plan of Arrangement as the Company may determine, without any additional notice to the Securityholders, and the Plan of Arrangement as so amended, revised and supplemented shall be the Plan of Arrangement submitted to the Meeting, and the subject of the Arrangement Resolution.

9.                                       The Chair of the Meeting shall be an officer or director of the Company or such other person as may be appointed by the Shareholders for that purpose.

10.                                 The Chair of the Meeting is at liberty to call on the assistance of legal counsel to the Company at any time and from time to time, as the Chair of the Meeting may deem necessary or appropriate, during the Meeting, and such legal counsel is entitled to attend the Meeting for this purpose.

11.                                 The Meeting may be adjourned or postponed for any reason upon the approval of the Chair of the Meeting, and if the Meeting is adjourned or postponed, it shall be reconvened at a place and time to be designated by the Chair of the Meeting to a date which is not more than 30 days thereafter.

12.                                 The quorum required at the Meeting shall be the quorum required by the Articles of the Company.

13.                                 The vote of the Shareholders required to adopt the Arrangement Resolution at the Meeting shall be the affirmative vote of not less than two-thirds of the votes cast by the Common Shareholders and two thirds of the votes cast by the Non-Voting Shareholders, who vote in person or by proxy at the Meeting, each voting as a separate class.

14.                                 The Chair or Secretary of the Meeting shall, in due course, file with the Court affidavits verifying the actions taken and the decisions reached by the Shareholders at the Meeting with respect to the Arrangement.

15.                                 The Non-Voting Shareholders shall be accorded the rights of dissent with respect to the Arrangement Resolution, as set out in Article 3 of the Plan of Arrangement and described in the Circular.

16.                                 Unless the directors of the Company by resolution determine to withdraw the Plan of Arrangement and not proceed with the Arrangement in accordance with the Arrangement Resolution, the application for a final order approving the Arrangement contemplated by the Plan of Arrangement (the “Final Order”) shall be set down for hearing before the presiding Judge in Chambers at the Courthouse at 800 Smithe Street, Vancouver, British Columbia, on May 14, 2012 at 9:45 a.m. (PDT), or so soon thereafter as counsel may be heard, and that, upon approval by the Shareholders of the Arrangement Resolution in the manner required by Section 291 of the Business Corporations Act, the Company be at liberty to proceed with the final application for the Final Order on that date.

17.                                Any Securityholder may appear and make submissions at the application for the Final Order provided that such person shall file a Response to Petition, in the form prescribed by the Rules of Court of the Supreme Court of British Columbia, with this Court and deliver a copy of the filed Response to Petition, together with a copy of all material on which such person intends to rely at the final application to the solicitors for the Petitioner at their address for delivery as set out in the Petition, on or before 4:00 p.m. (PDT) on May 10, 2011, or as the Court may otherwise direct.

18.                                 If the application for the Final Order is adjourned, only those persons who have filed and delivered a Response to Petition in accordance with this Interim Order need to be served and provided with notice of the adjourned date.

19.                                 The Company, and its Securityholders, directors and auditors shall, and hereby do, have liberty to seek leave to vary this Interim Order or apply for such further order or orders as may be appropriate.

THE FOLLOWING PARTIES APPROVE THE FORM OF THIS ORDER AND CONSENT TO EACH OF THE ORDERS, IF ANY, THAT ARE INDICATED ABOVE AS BEING BY CONSENT:

“Teresa M. Tomchak”
Signature

☐ Party ☒ Lawyer for the Petitioner

Robert S. Anderson, Q.C. Teresa M. Tomchak

By the Court

“Signed”
Registrar

No.S-122055
Vancouver Registry

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF SECTION 291 OF THE
BUSINESS CORPORATIONS ACT S.B.C. 2002, c. 57, AS AMENDED

IN THE MATTER OF A PROPOSED ARRANGEMENT AMONG
TELUS CORPORATION AND
ITS SECURITYHOLDERS

TELUS CORPORATION

PETITIONER

ORDER MADE AFTER APPLICATION

BEFORE	) ) )	The 22nd day of March, 2012

ON THE APPLICATION of the Petitioner dated March 22, 2012 without notice, coming on for hearing at 800 Smithe Street, Vancouver, British Columbia on March 22, 2012; and on hearing Teresa M. Tomchak, counsel for the Petitioner.

THIS COURT ORDERS that:

1.                                       Paragraphs 3 and 4 of the Order of Master Tokarek dated March 20, 2012 are hereby amended so that they read as follows:

3.               The following information (the “Meeting Materials”):

(a)                                  the Notice of Annual and Special Meeting for the Meeting;

(b)                                 the Circular and the Appendices to the Circular, including the Plan of Arrangement, the Notice of Petition and the Interim Order; and

(c)                                  the Form of Proxy for each class of Shareholder;

in substantially the same form referred to in Affidavit #1 of Monique Mercier, with such amendments and inclusions thereto as counsel for the Company may advise are necessary or desirable, provided that such amendments and inclusions are not inconsistent with the terms of this Interim Order, shall be sent:

(i)                                     to the Securityholders at their registered address as they appear on the books of the Company at the close of business on April 3, 2012, being the record date fixed by the Board of Directors of the Company for the determination of the Securityholders entitled to notice of the Meeting; and

(ii)                                  to the directors and auditors of the Company,

which shall occur at least twenty-one (21) days prior to the date of the Meeting excluding the date of sending and excluding the date of the Meeting.

4.               April 3, 2012 shall be the record date for the determination of the Securityholders entitled to notice of the Meeting.

THE FOLLOWING PARTIES APPROVE THE FORM OF THIS ORDER AND CONSENT TO EACH OF THE ORDERS, IF ANY, THAT ARE INDICATED ABOVE AS BEING BY CONSENT:

“Teresa M. Tomchak”
Signature
☐ Party ☒ Lawyer for the Petitioner
Teresa M. Tomchak

By the Court

“Signed”
Registrar

APPENDIX E: NOTICE OF PETITION

No.S-122055
Vancouver Registry

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF SECTION 291 OF THE
BUSINESS CORPORATIONS ACT S.B.C. 2002, c. 57, AS AMENDED

IN THE MATTER OF A PROPOSED ARRANGEMENT AMONG
TELUS CORPORATION AND
ITS SECURITYHOLDERS

TELUS CORPORATION

PETITIONER

NOTICE OF PETITION

TO:         The Securityholders, Directors and Auditors of TELUS Corporation

NOTICE IS HEREBY GIVEN that a Petition has been filed by TELUS Corporation (“TELUS” or the “Company”) in the Supreme Court of British Columbia for approval of an Arrangement pursuant to Section 291 of the Business Corporations Act, S.B.C. 2002, C.57, as amended.

AND NOTICE IS FURTHER GIVEN that by an Interim Order of the Supreme Court of British Columbia pronounced March 20, 2012, the Court has given directions as to the calling of a meeting of the shareholders of the Company for the purpose of considering and voting on the Arrangement.

AND NOTICE IS FURTHER GIVEN that the Petition is to be heard before a Judge of the Supreme Court of British Columbia at the Courthouse, at 800 Smithe Street, in the City of Vancouver, in the Province of British Columbia, on May 14, 2012 at 9:45 a.m. (PDT), or so soon thereafter as counsel may be heard, or at such other date and time as the Court may direct.

AND NOTICE IS FURTHER GIVEN that the Court has been advised that its order approving the Arrangement, if granted, will constitute the basis for an exemption from the registration requirements of the United States Securities Act of 1933, as amended, provided by Section 3(a)(10) thereof, with respect to the issuance of common shares of the Company issuable to holders of non-voting shares of the Company pursuant to the Arrangement.

IF YOU WISH TO BE HEARD AT THE HEARING OF THE PETITION OR WISH TO BE NOTIFIED OF ANY FURTHER PROCEEDINGS, YOU MUST GIVE NOTICE OF YOUR INTENTION by filing a form entitled “Response to Petition”, in the form prescribed by the Rules of Court of the Supreme Court of British Columbia, with this Court and deliver a copy of the filed Response to Petition, together with a copy of all material on which you intend to rely at the final application to the solicitors for the Petitioners at their address for delivery, which is set out below, on or before 4:00 p.m. (PDT) on May 10, 2012, or as the Court may otherwise direct.

YOU OR YOUR SOLICITOR may file the “Response to Petition”.  You may obtain a form of “Response to Petition” at the Registry.  The address of the Registry is: 800 Smithe Street, Vancouver, British Columbia, V6Z 2E1.

IF YOU DO NOT FILE A RESPONSE TO PETITION and do not attend either in person or by counsel at the time of such hearing, the Court may approve the Arrangement, as presented at that time, or may approve it subject to such terms and conditions as the Court will deem fit, all without further notice to you.  If the Arrangement is approved, it will significantly affect the rights of the securityholders of the Company.

A copy of the said Petition and other documents in the proceedings will be furnished to any securityholder, director or auditor of the Company upon request in writing addressed to the solicitors of the Petitioner at its address for delivery set out below.

The Petitioners’ address for delivery is:

Farris, Vaughan, Wills & Murphy LLP

Barristers & Solicitors

2500 — 700 West Georgia Street

Vancouver, British Columbia V7Y 1B3

Attention: Robert S. Anderson, Q.C./Teresa M. Tomchak

DATED this 20th day of March, 2012.

“Teresa M. Tomchak”
Signature
☐ Party ☒ Lawyer for the Petitioners
Robert S. Anderson, Q.C. Teresa M. Tomchak

APPENDIX F: PLAN OF ARRANGEMENT

PLAN OF ARRANGEMENT
UNDER DIVISION 5 OF PART 9
OF THE BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

ARTICLE 1
INTERPRETATION

1.1                               Definitions

In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

“Arrangement” means the arrangement of the Company under the provisions of Division 5 of Part 9 of the BCBCA, on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with this Plan of Arrangement or made at the direction of the Court in the Final Order.

“Arrangement Resolution” means the resolution of the Company Shareholders approving the Arrangement to be considered, and acted upon, at the Company Meeting.

“Articles” means the articles of the Company.

“BCBCA” means the Business Corporations Act (British Columbia) and the regulations made thereunder.

“Business Day” means any day on which commercial banks are generally open for business in Vancouver, British Columbia, other than a Saturday, a Sunday or a day observed as a statutory holiday in Vancouver, British Columbia.

“Common Shareholder” means a holder of one or more Common Shares.

“Common Shares” means the Common Shares, without par value, in the capital of the Company.

“Company” means TELUS Corporation, a corporation existing under the laws of British Columbia.

“Company DRISP” means the Amended and Restated Dividend Reinvestment and Share Purchase Plan of the Company effective as of October 29, 2004.

“Company Meeting” means the annual and special meeting of the Company Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order for the purpose of considering and, if thought fit, approving the Arrangement Resolution.

“Company Options” means the outstanding options to purchase Non-Voting Shares issued pursuant to the Company Stock Option Plans.

“Company Rights Plan” means the Shareholder Rights Plan Agreement dated as of March 12, 2010 between the Company and Computershare, as rights agent.

“Company Securityholders” means, collectively, the Company Shareholders and holders of Company Options.

“Company Shareholders” means, collectively, the Common Shareholders and Non-Voting Shareholders.

“Company Stock Option Plans” means, collectively:

(a)                                      the TELUS Corporation Management Share Option Plan as amended and restated effective November 3, 2010; and

(b)                                     the TELUS Corporation Employee Stock Option Plan as amended and restated effective May 8, 2008.

“Computershare” means Computershare Trust Company of Canada.

“Court” means the Supreme Court of British Columbia.

“Dissent Rights” has the meaning ascribed thereto in Section 3.1.

“Dissenting Shareholder” means a Non-Voting Shareholder who has duly and validly exercised the Dissent Rights in respect of the Arrangement Resolution in strict compliance with the procedure for exercising Dissent Rights and who has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights prior to the Effective Time.

“Dissenting Shares” means the Non-Voting Shares held by Dissenting Shareholders in respect of which such Dissenting Shareholders have given Notice of Dissent and have not effectively withdrawn or lost their Dissent Rights.

“DRS Advice” means a Direct Registration System Advice form that will allow Non-Voting Shareholders to hold newly-converted Common Shares in a “book-entry” form without having a physical share certificate issued as evidence of ownership.

“DRS Record Date” means a date to be determined by the Company, which is anticipated to be shortly after the Effective Time.

“Effective Date” means May 16, 2012, or such other date the Arrangement is effective after all of the conditions to the effectiveness of the Arrangement, including those set out in the BCBCA, the Final Order and this Plan of Arrangement have been satisfied or, to the extent possible, waived.

“Effective Time” means 12:01 a.m. (PDT) on the Effective Date or such other time on the Effective Date as the Company shall fix and specify in writing, which time, in either case, shall not be earlier than the time on which all documents, records and information required to be provided to the Registrar of Companies under the BCBCA shall have been provided by the Company.

“Final Order” means the order of the Court approving the Arrangement, in a form acceptable to the Company, granted pursuant to Section 291 of the BCBCA, as such order may be affirmed, amended, modified, supplemented or varied by the Court at any time prior to the Effective Date or, if appealed, as affirmed or amended on appeal unless such appeal is withdrawn, abandoned or denied.

“holder”, when used with reference to any securities of the Company, means the registered holder of such securities entered therein from time to time in the central securities register maintained by or on behalf of the Company in respect of such securities.

“Interim Order” means the interim order of the Court to be issued following the application therefor by the Company providing for, among other things, the calling and holding of the Company Meeting, as such order may be amended, modified, supplemented or varied by the Court.

“Liens” means any mortgage, hypothec, prior claim, lien, pledge, assignment for security, security interest, option, right of first offer or first refusal or other charge or encumbrance of any kind and adverse claim.

“Non-Voting Shareholder” means a holder of one or more Non-Voting Shares.

“Non-Voting Shares” means the Non-Voting Shares, without par value, in the capital of the Company.

“Notice of Alteration” means the notice of alteration under the BCBCA in respect of the Company, substantially in the form attached as Schedule “A”.

“Notice of Articles” means the notice of articles of the Company.

“Notice of Dissent” means a notice of dissent duly and validly given by a Non-Voting Shareholder exercising Dissent Rights as contemplated in the Interim Order and as described in Article 3.

“Plan of Arrangement”, “hereof”, “hereunder” and similar expressions means this Plan of Arrangement, including the appendices hereto, and any amendments, modifications or supplements hereto made from time to time in accordance with the terms hereof or made at the direction of the Court in the Final Order.

“Replacement Option” has the meaning ascribed thereto in Section 2.2(e).

“Right” means a contingent right issued pursuant to the Company Rights Plan, as amended and restated pursuant to the Arrangement on the Effective Time, which entitles the holder in certain circumstances to purchase $320 of Common Shares for $160.

“Series A Right” means a contingent right issued pursuant to the Company Rights Plan which entitles the holder in certain circumstances to purchase $320 worth of Common Shares for $160.

“Series B Right” means a contingent right issued pursuant to the Company Rights Plan which entitles the holder in certain circumstances to purchase $320 worth of Non-Voting Shares for $160.

In addition, words and phrases used herein and defined in the BCBCA and not otherwise defined herein shall have the same meaning herein as in the BCBCA unless the context otherwise requires.

1.2                               Interpretation Not Affected by Headings, etc.

The division of this Plan of Arrangement into Articles, Sections, paragraphs and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof. Unless otherwise indicated, all references to a “Schedule”, an “Article”, a “Section” or a “paragraph” followed by a number and/or a letter refer to the specified Schedule, Article, Section or paragraph of this Plan of Arrangement.

1.3                               Rules of Construction

In this Plan of Arrangement, unless the context otherwise requires, (a) words importing the singular number include the plural and vice versa, (b) words importing any gender include all genders, and (c) “include”, “includes” and “including” shall be deemed to be followed by the words “without limitation”.

1.4                               Date for Any Action

If the date on which any action is required or permitted to be taken hereunder by a person is not a Business Day, such action shall be required or permitted to be taken on the next succeeding day which is a Business Day.

1.5                               References to Dates, Statutes, etc.

In this Plan of Arrangement, references from or through any date mean, unless otherwise specified, from and including that date and/or through and including that date, respectively.

In this Plan of Arrangement, unless something in the subject matter or context is inconsistent therewith or unless otherwise herein provided, a reference to any statute, regulation, direction or instrument is to that statute, regulation, direction or instrument as now enacted or as the same may from time to time be amended, re-enacted or replaced, and in the case of a reference to a statute, includes any regulations, rules, policies or directions made thereunder. Any reference in this Plan of Arrangement to a person includes its heirs, administrators, executors, legal personal representatives, predecessors, successors and permitted assigns. References to any agreement, contract or constating document are to that agreement, contract or constating document, as altered, amended, modified, restated or supplemented from time to time in accordance with its terms or applicable law.

1.6                               Time

Time shall be of the essence in every matter or action contemplated hereunder. All times expressed herein are local times (PDT) unless otherwise stipulated herein.

1.7                               Currency

Unless otherwise stated, all references in this Plan of Arrangement to sums of money are expressed in lawful money of Canada.

1.8                               Schedule

The following schedules are attached to and form an integral part of this Plan of Arrangement:

Schedule “A”-Form of Notice of Alteration

Schedule “B”-Form of Articles 27 and 28 of the Articles

1.9                               Governing Law

This Plan of Arrangement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein.

ARTICLE 2
ARRANGEMENT

2.1                               Binding Effect

This Plan of Arrangement will become effective at, and be binding at and after, the Effective Time on (i) the Company, (ii) all Company Securityholders (including participants in the Company DRISP and Dissenting Shareholders), (iii) Computershare, and (iv) Computershare Investor Services Inc., in each case, without any further authorization, act or formality on the part of any person, except as expressly provided herein.

2.2                               Arrangement

Commencing at the Effective Time, the following shall occur and shall be deemed to occur in the following order:

(a)                                  each Dissenting Share held by a Dissenting Shareholder in respect of which such Dissenting Shareholder has duly and validly exercised Dissent Rights (and whose Dissent Right has not terminated or ceased to apply with respect to such Dissenting Share) shall, as of the Effective Time, be and be deemed to be transferred by the holder thereof to the Company (free and clear of any Liens) in consideration for the right to be paid by the Company the fair value of such Dissenting Share determined and payable in accordance with Article 3 and, as of the Effective Time, such Dissenting Shareholder will cease to be the holder thereof or have any rights as a holder in respect of such Dissenting Share other than the right to be paid by the Company the fair value of such Dissenting Share determined and payable in accordance with Article 3 and such Dissenting Shares shall be cancelled, shall not be retained by the Company and shall not be reissued by the Company;

(b)                                 the condition in Section 27.6.2 of the Articles with respect to the right provided therein to Non-Voting Shareholders to convert each of their Non-Voting Shares into one Common Share shall be deemed to have been satisfied;

(c)                                  each Non-Voting Share outstanding immediately prior to the Effective Time (other than Dissenting Shares transferred to the Company pursuant to Section 2.2(a)), shall be and be deemed to have been converted into one Common Share in accordance with Section 27.6.3 of the Articles, the rights of the holders of such converted Non-Voting Shares as the holder thereof shall cease, the holders of such converted Non-Voting Shares shall be treated for all purposes as having become the holder of record of Common Shares, and the amount added to the capital of the Company’s Common Shares on the aforesaid conversion shall be an amount equal to the paid-up capital (for purposes of the Income Tax Act (Canada)) of the Non-Voting Shares so converted;

(d)                                 the Company Rights Plan shall be amended and restated and shall be deemed to have been amended and restated to (i) remove the Series B Rights, (ii) rename the Series A Rights as Rights and (iii) effect such consequential amendments as are necessary to properly reflect such changes and such amended and restated Company Rights Plan shall be deemed to be, and shall continue to be deemed to be, in all respects, the Company Rights Plan;

(e)                                  each outstanding Company Option that has not been duly exercised prior to the Effective Time shall be and shall be deemed to be exchanged for an option (a “Replacement Option”) to purchase from the Company one Common Share. Such Replacement Option shall provide for an exercise price per Common Share equal to the exercise price per Non-Voting Share of such Company Option immediately prior to the Effective Time. Except as otherwise provided in this Section 2.2(e), the term to expiry, vesting schedule, conditions to and manner of exercising, and all other terms and conditions of a Replacement Option will be the same as the Company Option for which it is exchanged, and any document or agreement previously evidencing a Company Option shall thereafter evidence and be deemed to evidence such Replacement Option;

(f)                                    the Company Stock Option Plans shall be amended and restated and shall be deemed to have been amended and restated to (i) reflect the conversion of Non-Voting Shares into Common Shares and the removal of the Non-Voting Shares from TELUS’ authorized share structure pursuant to the Plan of Arrangement, (ii) remove any and all restrictions to the granting of options to purchase Common Shares (other than the reserves of Common Shares and Non-Voting Shares existing immediately prior to the Effective Time) and (iii) effect such consequential amendments as are necessary to properly reflect such changes by amending and restating each Company Stock Option Plan;

(g)                                 the Company DRISP shall be amended and restated and shall be deemed to have been amended and restated to provide that (i) dividends paid in cash after the Effective Time will be reinvested into Common Shares in lieu of Non-Voting Shares, (ii) optional cash payments made by participants after the Effective Time will be applied to the purchase of Common Shares in accordance with the Company DRISP, (iii) the purchase price for Common Shares issued from treasury for the DRISP will be based on a five-day weighted average trading price and (iv) effect such consequential amendments as are necessary to properly reflect such changes by amending and restating the Company DRISP and such amended and restated Company DRISP shall continue to be deemed to be, in all respects, the Company DRISP;

(h)                                 all existing participants enrolled in the Company DRISP who have converted Non-Voting Shares into Common Shares pursuant to this Plan of Arrangement shall, in respect of the Common Shares received, be deemed to be enrolled in, and participants under, the Company DRISP without any further act or formality on the part of such participants;

(i)                                     the Articles shall be amended and deemed to have been amended by deleting Articles 27 and 28 and replacing them with Articles 27 and 28 substantially in the form attached as Schedule “B” hereto and adding the following as a new Article 2.10:

“2.10       Acknowledgements

Notwithstanding any other provisions contained in the Articles, upon the adoption by the Company of a system whereby the Company or its transfer agent may issue to shareholders a non-transferable written acknowledgement of the right to obtain a share certificate (an “Acknowledgement”), all references in these Articles to the issue of share certificates shall be read to include Acknowledgements, where required, and shares subject to any Acknowledgements may be transferred in the manner as provided by the Company or its transfer agent.” and

(j)                                     the Notice of Articles shall be amended and deemed to have been amended by the Notice of Alteration and, subject to and in accordance with its terms, the Notice of Alteration will eliminate the Non-Voting Shares from the authorized share structure of the Company and will increase the number of Common Shares that the Company is authorized to issue by that number of Non-Voting Shares that the Company was previously authorized to issue.

Each holder of each Common Share, Non-Voting Share and Company Option with respect to each step set out above applicable to such holder, shall be deemed, at the time such step occurs, to have executed and delivered all consents, releases, assignments, instruments, certificates, powers of attorney and waivers, statutory, contractual or otherwise, required to convert, exchange, transfer, remove, rename or otherwise deal with such Common Share, Non-Voting Share and Company Option, as the case may be, in accordance with such step.

ARTICLE 3
DISSENT RIGHTS

3.1                               Rights of Dissent

Pursuant to the Interim Order, each registered Non-Voting Shareholder may exercise rights of dissent (“Dissent Rights”) under Division 2 of Part 8 of the BCBCA as modified by this Article 3 as the same may be modified by the Interim Order or the Final Order in respect of the Arrangement, provided that the written objection to the Arrangement Resolution contemplated by Section 242 of the BCBCA must be notified to and received by the Company at least two days before the Company Meeting. Non-Voting Shareholders who duly exercise such rights of dissent and who:

(a)                                  are ultimately determined to be entitled to be paid fair value, for the Dissenting Shares in respect of which they have exercised Dissent Rights, will be deemed to have irrevocably transferred such Dissenting Shares to the Company pursuant to Section 2.2(a), in consideration for the right to receive such fair value; or

(b)                                 are ultimately not entitled, for any reason, to be paid fair value for the Dissenting Shares in respect of which they have exercised Dissent Rights, will be deemed to have participated in the Arrangement on the same basis as a Non-Voting Shareholder who has not exercised Dissent Rights, as at and from the Effective Time and such Non-Voting Shares shall be converted and deemed to have been converted into Common Shares as set forth in Section 2.2(c);

but in no case will the Company or any other person be required to recognize such holders as holders of Non-Voting Shares after the completion of the steps set forth in Section 2.2(a) or 2.2(c), as applicable, and each Dissenting Shareholder will cease to be entitled to the rights of a shareholder in respect of the Non-Voting Shares in relation to which such Dissenting Shareholder has exercised Dissent Rights and the central securities register of the Company will be amended to reflect that such former holder is no longer the holder of such Non-Voting Shares as and from the completion of the steps in Sections 2.2(a) or 2.2(c), as applicable. For greater certainty, and in addition to any other restriction under Division 2 of Part 8 of the BCBCA, Non-Voting Shareholders (i) who vote, or who have instructed a proxy holder to vote, in favour of the Arrangement Resolution, shall not be entitled to exercise Dissent Rights and (ii) may not exercise the Dissent Rights in respect of only a portion of the Non-Voting Shares in respect of which Dissent Rights are exercised.

ARTICLE 4
DRS ADVICE

4.1                               Non-Voting Shares

(a)                                  After the close on the DRS Record Date, certificates formerly representing Non-Voting Shares (other than Dissenting Shares) shall be cancelled, and considered null and void and shall no longer be of any value.

(b)                                 As promptly as practicable following the Effective Time and to the extent applicable, the Company shall issue and shall deliver or cause to be delivered to and upon the written order of each holder of record of Non-Voting Shares at the close on the DRS Record Date (other than (i) Dissenting Shareholders and (ii) Shareholders who are participants in the Company DRISP) a DRS Advice which will state the total number of Common Shares that such Non-Voting Shareholder is entitled to as a result of the conversion of his or her Non-Voting Shares. Shareholders who are participants in the Company DRISP will be sent quarterly statements of the Common Shares held by Computershare Investor Services Inc., as plan agent, in such participants’ accounts in accordance with the Company DRISP, as amended and restated pursuant to the Arrangement.

(c)                                  Following the close on the DRS Record Date, holders of record of Non-Voting Shares at the close on the DRS Record Date (other than Dissenting Shareholders) shall have the right to receive a physical share certificate by making a request to Computershare by following the instructions on the DRS Advice issued in the name of, or in such name or names as may be directed by, such holder representing the number of Common Shares to which such holder is entitled.

ARTICLE 5
AMENDMENTS

5.1                               Amendments to Plan of Arrangement

(a)                                  The Company reserves the right to alter, amend, modify, restate or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such alteration, amendment, modification, restatement or supplement must be (i) set out in writing, (ii) filed with the Court and, if made following the Company Meeting, approved by the Court and (iii) communicated to or approved by the Company Securityholders if and as required by the Court.

(b)                                 Any alteration, amendment, modification, restatement or supplement to this Plan of Arrangement may be proposed by the Company at any time prior to the Company Meeting with or without any other prior notice or communication and, if so proposed and accepted by the persons voting at the Company Meeting (other than as may be required under the Interim Order), will become part of this Plan of Arrangement for all purposes.

(c)                                  Any alteration, amendment, modification, restatement or supplement to this Plan of Arrangement that is approved or directed by the Court following the Company Meeting will be effective only if such alteration, amendment, modification, restatement or supplement if required by the Court or applicable law, is consented to by Company Securityholders voting in the manner directed by the Court.

(d)                                 Any alteration, amendment, modification, restatement or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by the Company provided that it concerns a matter which, in the reasonable opinion of the Company, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of any Company Securityholder.

(e)                                  This Plan of Arrangement may be withdrawn and the Company may not proceed with the Arrangement prior to the Effective Time in accordance with the Arrangement Resolution.

ARTICLE 6
WITHHOLDING

The Company or Computershare, as applicable, shall be entitled to deduct and withhold from any consideration otherwise payable to any Dissenting Shareholder such amount as the Company or Computershare, as applicable, is required to deduct and withhold under the Income Tax Act (Canada), or any provision of federal, provincial, territorial, state, local or foreign tax law with respect to the payment of any dividend (including deemed dividends) or any consideration to a Dissenting Shareholder under this Plan of Arrangement.  To the extent that amounts are so withheld by the Company or Computershare, as applicable, such withheld amounts shall be treated for all purposes of this Plan of Arrangement as having been paid to the Dissenting Shareholders in respect of which such deduction and withholding was made by the Company or Computershare, as applicable.

ARTICLE 7
FURTHER ASSURANCES

Notwithstanding that the transactions and events set out herein will occur and be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, the Company will make, do and execute, or cause to be made, done and executed, any such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to further document or evidence any of the transactions or events set out herein.

Schedule “A”
FORM OF NOTICE OF ALTERATION

Ministry of Finance Corporate and Personal Property Registries www.fin.gov.bc.ca/registries	NOTICE OF ALTERATION FORM 11 – BC COMPANY Section 257 (4) Business Corporations Act

Telephone:  250 356 – 8626

DO NOT MAIL THIS FORM to the Corporate and Personal Property Registries unless you are instructed to do so by registry staff.  The Regulation under the Business Corporations Act requires this form to be filed on the Internet at www.corporateonline.gov.bc.ca

Freedom of Information and Protection of Privacy Act (FIPPA)
The personal information requested on this form is made available to the public under the authority of the Business Corporations Act.  Questions about how the FIPPA applies to this personal information can be directed to the Administrative Assistant of the Corporate and Personal Property Registries at 250 356-1198, PO Box 9431 Stn Prov Govt, Victoria BC V8W 9V3.

A.            INCORPORATION NUMBER OF COMPANY

BC0573792

B.            NAME OF COMPANY

TELUS CORPORATION

C.            ALTERATIONS TO THE NOTICE OF ARTICLES

Please indicate what information on the Notice of Articles is to be altered or added

☐            Company name

☐            A translation of company name

☐            Pre-existing Company Provisions

☒          Date of a Resolution or Court Order

(applies to special rights or restrictions only)

☒          Authorized Share Structure

D.            ALTERATION EFFECTIVE DATE – Choose one of the following:

☐                          The alteration is to take effect at the time that this notice is filed with the registrar.

☐                          The alteration is to take effect at 12:01 a.m. Pacific Time on ___________ being a date that is not more than ten days after the date of the filing of this notice.

☒                        The alteration is to take effect at          ◆          ☐ a.m. or ☐ p.m. Pacific Time on          ◆          being a date and time that is not more than ten days after the date of the filing of this notice.

E.              CHANGE OF COMPANY NAME

The company is to change its name from ________________________________________________________ to (choose one of the following):

☐                          _______________________________________________________________________.  This name has been reserved for the company under name reservation number ______________________ or

☐                          a name created by adding “B.C. Ltd.” after the incorporation number of the company.

F.              TRANSLATION OF COMPANY NAME

Set out every new translation of the company name, or set out any change or deletion of an existing translation of the company name to be used outside of Canada.

Additions: Set out every new translation of the company name that the company intends to use outside of Canada.

Rev. 2004/7/27
FORM 11 – Leitch Systems Design Inc. – Approved September 3, 2004 Page	1
Adapted and reprinted with permission of the Province of British Columbia – © 2004

Changes: Change the following translation(s) of the company name:

PREVIOUS TRANSLATION OF THE COMPANY NAME	NEW TRANSLATION OF THE COMPANY NAME

Deletions: Remove the following translation(s) of the company name:

G.            PRE-EXISTING COMPANY PROVISIONS (refer to Part 17 and Table 3 of the Regulation under the Business Corporations Act)

Complete this item only if the company has resolved that none of the Pre-existing Company Provisions are to apply to this company.

☐            The company has resolved that the Pre-existing Company Provisions are no longer to apply to this company.

H.            AUTHORIZED SHARE STRUCTURE

Set out the date of each resolution or court order altering special rights or restrictions attached to a class or series of shares.

YYYY / MM / DD

◆

Set out the new authorized share structure

	Maximum number of shares of this class or series of shares that the company is authorized to issue, or indicate there is no maximum number	Kind of shares of this class or series of shares		Are there special rights or restrictions attached to the shares of this class or series of shares?
Identifying name of class or series of shares	MAXIMUM NUMBER OF SHARES AUTHORIZED OR NO MAXIMUM NUMBER	PAR VALUE OR WITHOUT PAR VALUE	TYPE OF CURRENCY	YES/NO
Common	2,000,000,000	without par value	n/a	Yes
First Preferred	1,000,000,000	without par value	n/a	Yes
Second Preferred	1,000,000,000	without par value	n/a	Yes

I.                 CERTIFIED CORRECT – I have read this form and found it to be correct.

NAME OF AUTHORIZED SIGNING AUTHORITY FOR THE COMPANY	SIGNATURE OF AUTHORIZED SIGNING AUTHORITY FOR THE COMPANY	DATE SIGNED YYYY/MM/DD

X

Rev. 2004/7/27
FORM 11 – Leitch Systems Design Inc. – Approved September 3, 2004 Page	2
Adapted and reprinted with permission of the Province of British Columbia – © 2004

Schedule “B”
FORM OF ARTICLES 27 AND 28 OF THE ARTICLES

CHANGES TO ARTICLES 27 AND 28 OF THE ARTICLES
OF TELUS CORPORATION

27.                               COMMON SHARES

The Common Shares shall have attached thereto the following rights, privileges, restrictions and conditions:

27.1                        Dividends

Subject to any preference as to the payment of dividends provided to any shares ranking in priority to the Common Shares, the holders of Common Shares shall, except as otherwise hereinafter provided, be entitled to participate equally with each other as to dividends and the Company shall pay dividends thereon, as and when declared by the board of directors of the Company out of moneys properly applicable to the payment of dividends, in amounts per share and at the same time on all such Common Shares at the time outstanding as the board of directors may from time to time determine.

27.2                        Liquidation or Dissolution

In the event of the liquidation, dissolution or winding-up of the Company or other distribution of assets of the Company among its shareholders for the purpose of winding-up its affairs, all of the property and assets of the Company which remain after payment to the holders of any shares ranking in priority to the Common Shares in respect of payment upon liquidation, dissolution or winding-up of all amounts attributed and properly payable to such holders of such other shares in the event of such liquidation, dissolution, winding-up or distribution, shall be paid or distributed equally, share for share, to the holders of the Common Shares without preference or distinction.

27.3                        Voting Rights

Subject to Article 28, the holders of the Common Shares shall be entitled to receive notice of and attend (in person or by proxy) and be heard at all general meetings of the shareholders of the Company (other than separate meetings of the holders of shares of any other class of shares of the Company or any series of shares of such other class of shares) and to vote at all such general meetings with each holder of Common Shares being entitled to one vote per Common Share held at all such meetings.

28.                               OWNERSHIP AND VOTING RESTRICTIONS

28.1                        Definitions

In this Article, unless the context otherwise requires:

“Applicable Regulations” means the Telecommunications Regulations, the Broadcasting Direction and the Radiocommunication Regulations, as amended from time to time;

“Broadcasting Qualified Corporation” means any corporation that is a “qualified corporation” under the Broadcasting Direction;

“Canadian” has the meaning set forth in the Applicable Regulations;

“non-Canadian” has the meaning set forth in the Telecommunications Regulations or the Broadcasting Direction or is a person who is not a “Canadian” as defined in the Radiocommunication Regulations;

“non-Canadian share constraint” has the meaning set forth in Article 28.4;

“Qualified Corporation” means a corporation that is a “qualified corporation” under the Telecommunications Regulations;

“Qualified Parent Corporation” means any corporation that is qualified under the Broadcasting Direction to be the parent of a Broadcasting Qualified Corporation;

“Radiocommunications Holding Company” means any corporation that is a Canadian (as defined in the Radiocommunication Regulations) that controls (as defined in the Radiocommunication Regulations) a person or entity that holds licences under the Radiocommunication Act;

“Restricted Percentage” means 33 1/3 per cent or such other percentage as may from time to time be prescribed by the Telecommunications Regulations, the Radiocommunication Regulations or the Broadcasting Direction, whichever is the lowest percentage, as the percentage of voting shares which may be beneficially owned and controlled, by non-Canadians, in order for a corporation to be a Qualified Corporation, a Qualified Parent Corporation and a Radiocommunications Holding Company; and

“voting share” has the meaning set forth in the Telecommunications Regulations.

28.2                        Incorporation of Provisions of Applicable Regulations

(1)                                  The provisions of the Applicable Regulations, are deemed to be incorporated into and form part of this Article 28.

(2)                                  For greater certainty, the power of the Company to issue any voting shares and to restrict the right of any holder of voting shares to transfer or vote such voting shares is as provided in the Applicable Regulations or in these Articles and the Company has the power to suspend voting rights, to refuse the transfer of shares, to redeem or purchase or to sell or to require the sale of voting shares as provided in the Applicable Regulations, for the purpose of ensuring that the Company remains a Qualified Corporation, Qualified Parent Corporation and Radiocommunications Holding Company and for ensuring that the Company or any entity in which the Company has an interest is not in breach of any of the Telecommunications Act, Broadcasting Act and Radiocommunications Act.

28.3                        No Deeming

For greater certainty, no person is presumed to be an associate of any other person for purposes of this Article 28 and the application of the Applicable Regulations solely by reason that one of them has given the other the power to vote or direct the voting of voting shares of a class of voting shares at a meeting of the holders of that class pursuant to a revocable proxy where the proxy is solicited solely by means of an information circular issued in a public solicitation of proxies that is made in respect of all voting shares of that class and in accordance with applicable law.

28.4                        Non-Canadian Share Constraint

Non-Canadians shall not beneficially own or control, otherwise than by way of security only, in the aggregate more than the Restricted Percentage of the issued and outstanding voting shares of the Company (the “non-Canadian share constraint”).

28.5                        Powers of Company and Directors

(1)                                  In the administration of this Article 28, the directors and the Company shall enjoy, in addition to the powers set forth in the Applicable Regulations, all of the powers necessary or desirable, in their or its opinion, to carry out the intent and purpose of Article 28.2(2), and more generally, the Applicable Regulations.

(2)                                  Notwithstanding the foregoing, the Company may, by directors’ determination, suspend all rights of a shareholder to vote that would otherwise be attached to any voting shares beneficially owned, or controlled, or considered by this Article 28 or the Applicable Regulations to be beneficially owned, or controlled, by non-Canadians, in the order as hereinafter provided, so that the proportion of the voting shares beneficially owned, or controlled, or considered by the Applicable Regulations to be beneficially owned, or controlled, by non-Canadians and with respect to which voting rights are not suspended, is reduced to not more than the Restricted Percentage of the total issued and outstanding voting shares of the Company. The voting rights referred to above shall be suspended in an order inverse to the date of registration in accordance with the Telecommunications Regulations or pursuant to a directors’ determination as may be permitted.

(3)                                  The Company may establish rules to monitor the holding of voting shares, to effect a suspension of voting rights and/or to restrict or refuse the transfer or issuance of voting shares if the Company determines, or has reason to believe, that there is a possibility that the non-Canadian share constraint may be breached.  The Company may also, establish operating procedures and forms of declarations and related materials to be used with or by the transfer agent, depositories and other persons for the purpose of giving effect to the powers granted to the Company under the Applicable Regulations.

28.6                        Company Declarations

In addition to declarations which may be requested by the Company pursuant to the Telecommunications Regulations, the Company may request that a person who:

(a)          is or proposes to be a registered holder of voting shares;

(b)         holds or proposes to hold or is believed by the Company to hold voting shares on behalf of another person, other than as a registered holder;

(c)          subscribes for voting shares;

(d)         requests registration of a transfer of voting shares;

(e)          requests a change in registration of voting shares; or

(f)            elects to convert or exchange any securities into or for voting shares;

shall file a declaration with the Company or its transfer agent within the time limit prescribed in the request, which time limit shall not be less than 15 days.  The person to whom a request is made pursuant to this Article 28.6 shall submit the declaration in a form authorized by the Company, and shall contain the information requested by the Company to enable the Company to determine whether the non-Canadian share constraint is being or may be contravened.

28.7                        Effect of Contravention

Notwithstanding any other provision of this Article 28 or the rules or operating procedures established pursuant to Article 28.5(3), a contravention of the non-Canadian share constraint shall have no consequences except those that are expressly provided for in this Article 28 or the Applicable Regulations.  For greater certainty but without limiting the generality of the foregoing:

(a)                                  no transfer, issue or ownership of, and no title to, voting shares;

(b)                                 no resolution of shareholders (except to the extent that the result thereof is affected as a result of a determination pursuant to the Applicable Regulations to suspend the voting rights of any voting shareholders); and

(c)                                  no act of the Company, including any transfer of property to or by the Company;

shall be invalid or otherwise affected by any contravention of the non-Canadian share constraint or the failure to make the adjustment in voting as may be required or permitted pursuant to the Applicable Regulations.

28.8                        Reliance by Directors

In administering the provisions of this Article 28 and the Applicable Regulations, including, without limitation, in making any directors’ determination, the Company and any of its directors, officers, employees and agents may rely on the Company’s security register, its books or records, or the books or records of its transfer agent or registrar, declarations received from shareholders, beneficial owners, depositories and intermediaries and the persons referred to in Article 28.6, their knowledge or any information relating to the Company’s status under the Applicable Regulations.

28.9                        Resolution

Any director’s determination required or contemplated by this Article 28 or the Applicable Regulations shall be expressed and conclusively evidenced by a resolution duly adopted.

28.10                 No Liability

In administering the provisions of this Article 28 and the Applicable Regulations, including, without limitation, in making any directors’ determination, the directors, officers, employees and agents of the Company shall act honestly and in good faith. Provided that they so act and have relied on information referred to in Article 28.8, they shall not be liable to the Company and neither they nor the Company shall be liable to any holder or beneficial owner of voting securities or any other person for, nor with respect to any matter arising from or related to, any act or omission to act in relation to this Article 28 or the Applicable Regulations.

28.11                 Termination of Application of Article 28

The provisions of this Article 28 shall cease to be binding on the Company and its shareholders upon the repeal of the Telecommunications Regulations, the Radiocommunication Regulations and the Broadcasting Direction, and shall cease to be applicable and binding to the extent permitted by all of the Telecommunications Act, the Radiocommunication Act and the Broadcasting Act, from time to time.

APPENDIX G: DIVISION 2 OF PART 8 OF THE BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

Dissent Provisions

Pursuant to the Interim Order, registered Non-Voting Shareholders are given rights analogous to rights of dissenting shareholders under Division 2 of Part 8 of the BCBCA with respect to the Arrangement. Such rights of dissent are described in this Circular. The full text of Division 2 (Dissent Proceedings) of Part 8 (Proceedings) of the BCBCA is set forth below. Pursuant to the Interim Order, in the BCBCA provisions included below, for purposes of the Arrangement, “shareholder” should be interpreted as “Non-Voting Shareholder” and “notice shares” should be interpreted as “notice Non-Voting Shares”.

DIVISION 2 OF PART 8 OF THE BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

DEFINITIONS AND APPLICATION

237                           (1) In this Division:

“dissenter” means a shareholder who, being entitled to do so, sends written notice of dissent when and as required by section 242;

“notice shares” means, in relation to a notice of dissent, the shares in respect of which dissent is being exercised under the notice of dissent;

“payout value” means,

(a) in the case of a dissent in respect of a resolution, the fair value that the notice shares had immediately before the passing of the resolution,

(b) in the case of a dissent in respect of an arrangement approved by a court order made under section 291 (2) (c) that permits dissent, the fair value that the notice shares had immediately before the passing of the resolution adopting the arrangement, or

(c) in the case of a dissent in respect of a matter approved or authorized by any other court order that permits dissent, the fair value that the notice shares had at the time specified by the court order, excluding any appreciation or depreciation in anticipation of the corporate action approved or authorized by the resolution or court order unless exclusion would be inequitable.

(2) This Division applies to any right of dissent exercisable by a shareholder except to the extent that

(a) the court orders otherwise, or

(b) in the case of a right of dissent authorized by a resolution referred to in section 238 (1) (g), the court orders otherwise or the resolution provides otherwise.

RIGHT TO DISSENT

238                           (1) A shareholder of a company, whether or not the shareholder’s shares carry the right to vote, is entitled to dissent as follows:

(a) under section 260, in respect of a resolution to alter the articles to alter restrictions on the powers of the company or on the business it is permitted to carry on;

(b) under section 272, in respect of a resolution to adopt an amalgamation agreement;

(c) under section 287, in respect of a resolution to approve an amalgamation under Division 4 of Part 9;

(d) in respect of a resolution to approve an arrangement, the terms of which arrangement permit dissent;

(e) under section 301 (5), in respect of a resolution to authorize or ratify the sale, lease or other disposition of all or substantially all of the company’s undertaking;

(f) under section 309, in respect of a resolution to authorize the continuation of the company into a jurisdiction other than British Columbia;

(g) in respect of any other resolution, if dissent is authorized by the resolution;

(h) in respect of any court order that permits dissent.

(2) A shareholder wishing to dissent must

(a) prepare a separate notice of dissent under section 242 for

(i) the shareholder, if the shareholder is dissenting on the shareholder’s own behalf, and

(ii) each other person who beneficially owns shares registered in the shareholder’s name and on whose behalf the shareholder is dissenting,

(b) identify in each notice of dissent, in accordance with section 242 (4), the person on whose behalf dissent is being exercised in that notice of dissent, and

(c) dissent with respect to all of the shares, registered in the shareholder’s name, of which the person identified under paragraph (b) of this subsection is the beneficial owner.

(3) Without limiting subsection (2), a person who wishes to have dissent exercised with respect to shares of which the person is the beneficial owner must

(a) dissent with respect to all of the shares, if any, of which the person is both the registered owner and the beneficial owner, and

(b) cause each shareholder who is a registered owner of any other shares of which the person is the beneficial owner to dissent with respect to all of those shares.

WAIVER OF RIGHT TO DISSENT

239                           (1) A shareholder may not waive generally a right to dissent but may, in writing, waive the right to dissent with respect to a particular corporate action.

(2) A shareholder wishing to waive a right of dissent with respect to a particular corporate action must

(a) provide to the company a separate waiver for

(i) the shareholder, if the shareholder is providing a waiver on the shareholder’s own behalf, and

(ii) each other person who beneficially owns shares registered in the shareholder’s name and on whose behalf the shareholder is providing a waiver, and

(b) identify in each waiver the person on whose behalf the waiver is made.

(3) If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on the shareholder’s own behalf, the shareholder’s right to dissent with respect to the particular corporate action terminates in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and this Division ceases to apply to

(a) the shareholder in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and

(b) any other shareholders, who are registered owners of shares beneficially owned by the first mentioned shareholder, in respect of the shares that are beneficially owned by the first mentioned shareholder.

(4) If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on behalf of a specified person who beneficially owns shares registered in the name of the shareholder, the right of shareholders who are registered owners of shares beneficially owned by that specified person to dissent on behalf of that specified person with respect to the particular corporate action terminates and this Division ceases to apply to those shareholders in respect of the shares that are beneficially owned by that specified person.

NOTICE OF RESOLUTION

240                           (1) If a resolution in respect of which a shareholder is entitled to dissent is to be considered at a meeting of shareholders, the company must, at least the prescribed number of days before the date of the proposed meeting, send to each of its shareholders, whether or not their shares carry the right to vote,

(a) a copy of the proposed resolution, and

(b) a notice of the meeting that specifies the date of the meeting, and contains a statement advising of the right to send a notice of dissent.

(2) If a resolution in respect of which a shareholder is entitled to dissent is to be passed as a consent resolution of shareholders or as a resolution of directors and the earliest date on which that resolution can be passed is specified in the resolution or in the statement referred to in paragraph (b), the company may, at least 21 days before that specified date, send to each of its shareholders, whether or not their shares carry the right to vote,

(a) a copy of the proposed resolution, and

(b) a statement advising of the right to send a notice of dissent.

(3) If a resolution in respect of which a shareholder is entitled to dissent was or is to be passed as a resolution of shareholders without the company complying with subsection (1) or (2), or was or is to be passed as a directors’ resolution without the company complying with subsection (2), the company must, before or within 14 days after the passing of the resolution, send to each of its shareholders who has not, on behalf of every person who beneficially owns shares registered in the name of the shareholder, consented to the resolution or voted in favour of the resolution, whether or not their shares carry the right to vote,

(a) a copy of the resolution,

(b) a statement advising of the right to send a notice of dissent, and

(c) if the resolution has passed, notification of that fact and the date on which it was passed.

(4) Nothing in subsection (1), (2) or (3) gives a shareholder a right to vote in a meeting at which, or on a resolution on which, the shareholder would not otherwise be entitled to vote.

NOTICE OF COURT ORDERS

241                           If a court order provides for a right of dissent, the company must, not later than 14 days after the date on which the company receives a copy of the entered order, send to each shareholder who is entitled to exercise that right of dissent

(a) a copy of the entered order, and

(b) a statement advising of the right to send a notice of dissent.

NOTICE OF DISSENT

242                           (1) A shareholder intending to dissent in respect of a resolution referred to in section 238 (1) (a), (b), (c), (d), (e) or (f) must,

(a) if the company has complied with section 240 (1) or (2), send written notice of dissent to the company at least 2 days before the date on which the resolution is to be passed or can be passed, as the case may be,

(b) if the company has complied with section 240 (3), send written notice of dissent to the company not more than 14 days after receiving the records referred to in that section, or

(c) if the company has not complied with section 240 (1), (2) or (3), send written notice of dissent to the company not more than 14 days after the later of

(i) the date on which the shareholder learns that the resolution was passed, and

(ii) the date on which the shareholder learns that the shareholder is entitled to dissent.

(2) A shareholder intending to dissent in respect of a resolution referred to in section 238 (1) (g) must send written notice of dissent to the company

(a) on or before the date specified by the resolution or in the statement referred to in section 240 (2) (b) or (3) (b) as the last date by which notice of dissent must be sent, or

(b) if the resolution or statement does not specify a date, in accordance with subsection (1) of this section.

(3) A shareholder intending to dissent under section 238 (1) (h) in respect of a court order that permits dissent must send written notice of dissent to the company

(a) within the number of days, specified by the court order, after the shareholder receives the records referred to in section 241, or

(b) if the court order does not specify the number of days referred to in paragraph (a) of this subsection, within 14 days after the shareholder receives the records referred to in section 241.

(4) A notice of dissent sent under this section must set out the number, and the class and series, if applicable, of the notice shares, and must set out whichever of the following is applicable:

(a) if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner and the shareholder owns no other shares of the company as beneficial owner, a statement to that effect;

(b) if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner but the shareholder owns other shares of the company as beneficial owner, a statement to that effect and

(i) the names of the registered owners of those other shares,

(ii) the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

(iii) a statement that notices of dissent are being, or have been, sent in respect of all of those other shares;

(c) if dissent is being exercised by the shareholder on behalf of a beneficial owner who is not the dissenting shareholder, a statement to that effect and

(i) the name and address of the beneficial owner, and

(ii) a statement that the shareholder is dissenting in relation to all of the shares beneficially owned by the beneficial owner that are registered in the shareholder’s name.

(5) The right of a shareholder to dissent on behalf of a beneficial owner of shares, including the shareholder, terminates and this Division ceases to apply to the shareholder in respect of that beneficial owner if subsections (1) to (4) of this section, as those subsections pertain to that beneficial owner, are not complied with.

NOTICE OF INTENTION TO PROCEED

243                           (1) A company that receives a notice of dissent under section 242 from a dissenter must,

(a) if the company intends to act on the authority of the resolution or court order in respect of which the notice of dissent was sent, send a notice to the dissenter promptly after the later of

(i) the date on which the company forms the intention to proceed, and

(ii) the date on which the notice of dissent was received, or

(b) if the company has acted on the authority of that resolution or court order, promptly send a notice to the dissenter.

(2) A notice sent under subsection (1) (a) or (b) of this section must

(a) be dated not earlier than the date on which the notice is sent,

(b) state that the company intends to act, or has acted, as the case may be, on the authority of the resolution or court order, and

(c) advise the dissenter of the manner in which dissent is to be completed under section 244.

COMPLETION OF DISSENT

244                           (1) A dissenter who receives a notice under section 243 must, if the dissenter wishes to proceed with the dissent, send to the company or its transfer agent for the notice shares, within one month after the date of the notice,

(a) a written statement that the dissenter requires the company to purchase all of the notice shares,

(b) the certificates, if any, representing the notice shares, and

(c) if section 242 (4) (c) applies, a written statement that complies with subsection (2) of this section.

(2) The written statement referred to in subsection (1) (c) must

(a) be signed by the beneficial owner on whose behalf dissent is being exercised, and

(b) set out whether or not the beneficial owner is the beneficial owner of other shares of the company and, if so, set out

(i) the names of the registered owners of those other shares,

(ii) the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

(iii) that dissent is being exercised in respect of all of those other shares.

(3) After the dissenter has complied with subsection (1),

(a) the dissenter is deemed to have sold to the company the notice shares, and

(b) the company is deemed to have purchased those shares, and must comply with section 245, whether or not it is authorized to do so by, and despite any restriction in, its memorandum or articles.

(4) Unless the court orders otherwise, if the dissenter fails to comply with subsection (1) of this section in relation to notice shares, the right of the dissenter to dissent with respect to those notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares.

(5) Unless the court orders otherwise, if a person on whose behalf dissent is being exercised in relation to a particular corporate action fails to ensure that every shareholder who is a registered owner of any of the shares beneficially owned by that person complies with subsection (1) of this section, the right of shareholders who are registered owners of shares beneficially owned by that person to dissent on behalf of that person with respect to that corporate action terminates and this Division, other than section 247, ceases to apply to those shareholders in respect of the shares that are beneficially owned by that person.

(6) A dissenter who has complied with subsection (1) of this section may not vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, other than under this Division.

PAYMENT FOR NOTICE SHARES

245                           (1) A company and a dissenter who has complied with section 244 (1) may agree on the amount of the payout value of the notice shares and, in that event, the company must

(a) promptly pay that amount to the dissenter, or

(b) if subsection (5) of this section applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(2) A dissenter who has not entered into an agreement with the company under subsection (1) or the company may apply to the court and the court may

(a) determine the payout value of the notice shares of those dissenters who have not entered into an agreement with the company under subsection (1), or order that the payout value of those notice shares be established by arbitration or by reference to the registrar, or a referee, of the court,

(b) join in the application each dissenter, other than a dissenter who has entered into an agreement with the company under subsection (1), who has complied with section 244 (1), and

(c) make consequential orders and give directions it considers appropriate.

(3) Promptly after a determination of the payout value for notice shares has been made under subsection (2) (a) of this section, the company must

(a) pay to each dissenter who has complied with section 244 (1) in relation to those notice shares, other than a dissenter who has entered into an agreement with the company under subsection (1) of this section, the payout value applicable to that dissenter’s notice shares, or

(b) if subsection (5) applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(4) If a dissenter receives a notice under subsection (1) (b) or (3) (b),

(a) the dissenter may, within 30 days after receipt, withdraw the dissenter’s notice of dissent, in which case the company is deemed to consent to the withdrawal and this Division, other than section 247, ceases to apply to the dissenter with respect to the notice shares, or

(b) if the dissenter does not withdraw the notice of dissent in accordance with paragraph (a) of this subsection, the dissenter retains a status as a claimant against the company, to be paid as soon as the company is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the company but in priority to its shareholders.

(5) A company must not make a payment to a dissenter under this section if there are reasonable grounds for believing that

(a) the company is insolvent, or

(b) the payment would render the company insolvent.

LOSS OF RIGHT TO DISSENT

246                           The right of a dissenter to dissent with respect to notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares, if, before payment is made to the dissenter of the full amount of money to which the dissenter is entitled under section 245 in relation to those notice shares, any of the following events occur:

(a) the corporate action approved or authorized, or to be approved or authorized, by the resolution or court order in respect of which the notice of dissent was sent is abandoned;

(b) the resolution in respect of which the notice of dissent was sent does not pass;

(c) the resolution in respect of which the notice of dissent was sent is revoked before the corporate action approved or authorized by that resolution is taken;

(d) the notice of dissent was sent in respect of a resolution adopting an amalgamation agreement and the amalgamation is abandoned or, by the terms of the agreement, will not proceed;

(e) the arrangement in respect of which the notice of dissent was sent is abandoned or by its terms will not proceed;

(f) a court permanently enjoins or sets aside the corporate action approved or authorized by the resolution or court order in respect of which the notice of dissent was sent;

(g) with respect to the notice shares, the dissenter consents to, or votes in favour of, the resolution in respect of which the notice of dissent was sent;

(h) the notice of dissent is withdrawn with the written consent of the company;

(i) the court determines that the dissenter is not entitled to dissent under this Division or that the dissenter is not entitled to dissent with respect to the notice shares under this Division.

SHAREHOLDERS ENTITLED TO RETURN OF SHARES AND RIGHTS

247                           If, under section 244 (4) or (5), 245 (4) (a) or 246, this Division, other than this section, ceases to apply to a dissenter with respect to notice shares,

(a) the company must return to the dissenter each of the applicable share certificates, if any, sent under section 244 (1) (b) or, if those share certificates are unavailable, replacements for those share certificates,

(b) the dissenter regains any ability lost under section 244 (6) to vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, and

(c) the dissenter must return any money that the company paid to the dissenter in respect of the notice shares under, or in purported compliance with, this Division.

APPENDIX H: FAIRNESS OPINION

Scotia Capital Inc.
650 West Georgia Street
Suite 1800
Vancouver, British Columbia
V6B 4N9

February 21, 2012

The Special Committee of the Board of Directors

TELUS Corporation

8th Floor

555 Robson Street

Vancouver, British Columbia

V6B 3K9

Dear Sirs:

We understand that TELUS Corporation (the “Company”) is considering a consolidation of its non-voting shares (the “Non-Voting Shares”) and common shares (the “Common Shares”, collectively with the Non-Voting Shares the “Shares”) into a single class of shares (the “Transaction”). We understand that the Transaction is to be effected by way of a court approved Plan of Arrangement (the “Arrangement”). Pursuant to the terms of the Arrangement, holders of the Non-Voting Shares will receive 1.0 Common Share of the Company for every 1.0 Non-Voting Share they currently own (the “Conversion Ratio”). We understand that the Common Shares will maintain the same attributes that they currently have. Post Transaction, the number of Common Shares outstanding will increase from 174,915,546 to 324,868,298 and therefore the number of votes will increase correspondingly. The terms of the Arrangement relating to the Transaction are to be more fully described in a disclosure document, which will be mailed to the shareholders of the Company (the “Disclosure Document”).

We also understand that the Arrangement must be approved by 66 2/3% of the votes cast by the holders of the Common Shares and the holders of the Non-Voting Shares, in each case voting in person or by proxy and voting separately as a class.

Background and Engagement of Scotia Capital

The Board of Directors of the Company (the “Board”) appointed a special committee of directors (the Special Committee”) to among other things, consider and make recommendations to the Board as to the merits of the Transaction including, the appropriate conversion ratio and transaction terms and, ultimately, the conversion ratio and terms contemplated by the Transaction. Scotia Capital Inc. (“Scotia Capital”) was retained by the Special Committee on February 6, 2012 pursuant to an engagement letter (the “Engagement Agreement”) to act as financial advisor to the Special Committee in connection with the Transaction (as defined in the Engagement Agreement). Pursuant to the Engagement Agreement, the Special Committee has requested that we prepare and deliver to the Special Committee our opinion (the “Opinion”) as to the fairness, from a financial point of view, of the Conversion Ratio to the holders of the Non-Voting Shares and to the holders of the Common Shares. The terms of the Engagement Agreement provide that Scotia Capital is to be paid a fee for its services pursuant to the Transaction as financial advisor, and fees payable upon delivery of an Opinion.  In addition, Scotia Capital is to be reimbursed for its reasonable out-of-pocket expenses and to be indemnified in certain circumstances. The fee payable to Scotia Capital is not contingent in whole or in part on the outcome of the Transaction or on the conclusions reached in the Opinion.

The Special Committee and the Board of Directors have not instructed Scotia Capital to prepare, and Scotia Capital has not prepared, a formal valuation of the Company or any of its securities or assets, and the Opinion should not be construed as such. Scotia Capital has, however, conducted such analyses as it considered necessary in the circumstances to prepare and deliver the Opinion.

Subject to the terms of the Engagement Agreement, Scotia Capital consents to the inclusion of the Opinion in its entirety and a summary thereof in the Disclosure Document and to the filing of the Opinion, as necessary, with the securities commissions, stock exchanges and other similar regulatory authorities in Canada and in the United States.

Overview of TELUS Corporation

TELUS Corporation is one of Canada’s largest telecommunications companies, providing a full range of telecommunications services and products, including wireless, data, IP, voice and television. TELUS earns the majority of its revenue from access to, and the usage of, the Company’s telecommunications infrastructure, or from providing services and products that facilitate access to and usage of this infrastructure.

Credentials of Scotia Capital

Scotia Capital is the legal entity of the global corporate and investment banking and capital markets business of Scotiabank (“Scotiabank”), one of North America’s premier financial institutions. In Canada, Scotia Capital is one of the country’s largest investment banking firms with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading and investment research. Scotia Capital has participated in a significant number of transactions involving private and public companies and has extensive experience in preparing fairness opinions.

The Opinion expressed herein represents the opinion of Scotia Capital as a firm. The form and content of the Opinion has been approved for release by a committee of directors and other professionals of Scotia Capital, all of whom are experienced in merger, acquisition, divestiture, fairness opinion and valuation matters.

Relationships of Scotia Capital

Neither Scotia Capital nor any of its affiliates, is an insider, associate or affiliate (as those terms are defined in the Securities Act (Ontario)) of the Company or any of their respective associates or affiliates. Subject to the following, there are no understandings, agreements or commitments between Scotia Capital and the Company or any of their respective associates or affiliates with respect to any future business dealings. Scotia Capital is currently a lender to the Company and has in the past provided, and may in the future provide, traditional banking, financial advisory or investment banking services to the Company or any of its affiliates.

Scotia Capital acts as a trader and dealer, both as principal and agent, in the financial markets in Canada, the United States and elsewhere and, as such, it and Scotiabank, may have had and may have positions in the securities of the Company, or its affiliates from time to time and may have executed or may execute transactions on behalf of such companies or clients for which it receives compensation. As an investment dealer, Scotia Capital conducts research on securities and may, in the ordinary course of business, provide research reports and investment advice to its clients on investment matters, including with respect to the Company or any of its affiliates, or with respect to the Transaction.

Scope of Review

In preparing the Opinion, Scotia Capital has reviewed, considered and relied upon, without attempting to verify independently the completeness or accuracy thereof, among other things:

(a)           discussions with senior management of the Company;

(b)           discussions with the Special Committee and legal counsel to the Special Committee and the Company;

(c)           review of the Company’s by-laws and articles of incorporation;

(d)           review of materials prepared by management of the Company with respect to the Transaction;

(e)           publicly available information regarding the stock trading history of the Shares of the Company;

(f)            public information with respect to other transactions of a comparable nature considered by us to be relevant, including transactions involving multiple classes of shares;

(g)           various empirical studies and research publications which compare public companies which have differential voting class share structures to public companies which have a single class of common shares which were considered relevant;

(h)           various research reports issued by several major North American investment banking firms which were considered relevant;

(i)            certain publicly available information pertaining to the listed securities of companies with a capital structure including multiple classes or more than one class of shares with different voting rights or restricted voting rights;

(j)            publicly available information with respect to the Company; and

(k)           such other corporate, industry and financial market information, investigations and analyses as Scotia Capital considered necessary or appropriate in the circumstances.

Scotia Capital has not, to the best of its knowledge, been denied access by the Company to any information requested by Scotia Capital.

Assumptions and Limitations

The Opinion is subject to the assumptions, explanations and limitations set forth below.

Scotia Capital has, subject to the exercise of its professional judgment, relied, without independent verification, upon the completeness, accuracy and fair presentation of all of the financial and other information, data, advice, opinions and representations obtained by it from public sources, or that was provided to us, by the Company, and its associates and affiliates and advisors (collectively, the “Information”), and we have assumed that this Information did not omit to state any material fact or any fact necessary to be stated to make that information not misleading. The Opinion is conditional upon the completeness, accuracy and fair presentation of such Information.

The Opinion is rendered on the basis of the securities markets, economic, financial and general business conditions prevailing as at the date hereof and the conditions and prospects, financial and otherwise, of the Company and its subsidiaries and affiliates, as they were reflected in the Information. In its analyses and in preparing the Opinion, Scotia Capital made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, which Scotia Capital believes to be reasonable and appropriate in the exercise of its professional judgment, many of which are beyond the control of Scotia Capital or any party involved in the Transaction.

The Opinion has been provided for the sole use and benefit of the Special Committee and the Board of Directors of the Company in connection with, and for the purpose of, its consideration of the Transaction and may not be relied upon by any other person. Our opinion does not constitute a recommendation to any shareholder of the Company as to how such shareholder should vote or act with respect to the Transaction. The Opinion is given as of the date hereof, and Scotia Capital disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Opinion which may come or be brought to the attention of Scotia Capital after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Opinion after the date hereof, Scotia Capital reserves the right to change, modify or withdraw the Opinion.

Our opinion does not address the relative merits of the Transaction as compared to other business strategies or transactions that might be available with respect to the Company or the Company’s underlying business decision to effect the Transaction. At your direction, we have not been asked to, nor do we, offer any opinion as to the material terms (other than the Conversion Ratio) of the Arrangement, or the form of the Transaction.

Approach to Fairness

Our Opinion is based on the scope of review described above, on certain assumptions, on the experience and professional judgment of Scotiabank’s professional staff and on a variety of other factors. Accordingly, our analysis must be considered in its entirety, and selecting portions of our analysis without considering all of our analysis taken together, could create a misleading view of the approaches underlying our Opinion.

In assessing the fairness of the Conversion Ratio from a financial point of view, Scotia Capital considered the context under which the Non Voting Shares were created, the legal attributes of each class of Shares, and the net benefits that accrue to each class of Shares as a result of the Transaction. Scotia Capital also reviewed and considered other recent dual class share collapse transactions. Scotia Capital also considered the historical trading values of the Common Shares and Non Voting Shares, but considered that less relevant than the intrinsic value of each class of Shares as affected by the proposed Transaction. In particular, Scotia Capital considered, amongst others, the following factors:

(i)            the dual class share structure was originally designed solely to deal with foreign ownership rules at a time when the Company’s shareholder base included a significant non-Canadian shareholder;

(ii)           pursuant to the Company’s articles, the Common Shares and the Non Voting Shares, have equal economic rights, including the right to any dividends, or distributions or a share of proceeds on any winding up of the Company;

(iii)          pursuant to the Company’s articles, upon the elimination of foreign ownership restrictions the Non Voting Shares will be converted to Common Shares on a 1 for 1 basis;

(iv)          existing coat-tail provisions provide that the Non Voting Shares are convertible into Common Shares on a 1 to 1 basis in connection with a takeover bid that is not also extended to holders of Non-Voting Shares on the same basis as to the holders of Common Shares;

(v)           upon completion of the Transaction the earnings per share attributable to each of the Common Shares and Non Voting Shares remain unchanged;

(vi)          upon completion of the Transaction the dividend paid per share to each of the Common Shares and Non Voting Shares remain unchanged;

(vii)         benefits of the Transaction resulting from improved corporate governance, simplification of the share structure and improved trading liquidity will accrue to both classes of Shares; and

(viii)        a majority of recent precedent dual share collapse transactions were completed on a 1 for 1 conversion ratio.

Conclusion

Based upon and subject to the foregoing, Scotia Capital is of the opinion that, as of the date hereof, the Conversion Ratio is fair, from a financial point of view, to the holders of the Non-Voting Shares and to the holders of the Common Shares.

Yours very truly,

SCOTIA CAPITAL INC.

APPENDIX I: SUMMARY OF THE AMENDED AND RESTATED RIGHTS PLAN

Common Shareholders and Non-Voting Shareholders are being asked at the Meeting to approve an Arrangement pursuant to which, among other things, the Rights Plan would be amended and restated.

Background

The Company first adopted a shareholder rights plan in March 2000. In May 2000, holders of Common Shares and Non-Voting Shares ratified and approved the Company’s shareholder rights plan. They subsequently reconfirmed an amended and restated version of the shareholder rights plan in April 2003, in May 2005 and in May 2008 (as amended, the Initial Rights Plan). Prior to the expiry of the Initial Rights Plan on March 10, 2010, the Board approved and the Company entered into an agreement with respect to a new shareholder rights plan on March 12, 2010 (the Rights Plan), the terms of which are substantially the same as the terms of the Initial Rights Plan.

The purpose of the Rights Plan, which is substantially the same as the Initial Rights Plan and takes the form of an agreement between the Company and the rights agent, Computershare, is to provide shareholders sufficient time to assess a takeover bid for the Company, if such bid were to be made, and to provide the Board with the opportunity to explore and develop alternatives to any bid that are in the best interests of the Company.

Many public companies in Canada continue to have shareholder rights plans in effect. While current securities legislation in Canada requires a takeover bid to be open for at least 35 days, the Board continues to be of the view that this is not sufficient time to assess a takeover bid were such a bid to be made, and to explore and develop alternatives that are in the best interests of the Company if the Board deems it appropriate to examine such alternatives.

The Rights Plan is not intended to prevent a takeover bid or to deter offers for the Shares. It is designed to encourage any bidder to provide Shareholders with equal treatment in a takeover and full value for their investment.

Amendments to Rights Plan

The amendments to the Rights Plan would be made as part of the Arrangement designed to convert TELUS’ Non-Voting Shares into Common Shares. References to the Series B Rights previously issued to Non-Voting Shareholders will be removed and the Series A Rights previously issued to Common Shareholders will be renamed as Rights.

Summary of the Amended and Restated Rights Plan

The following is a summary of the principal terms of the Amended and Restated Rights Plan, which is qualified in its entirety by reference to the text of the Amended and Restated Rights Plan. Copies of the Amended and Restated Rights Plan are available from TELUS’ Corporate Secretary, 21 - 3777 Kingsway, Burnaby, B.C. V5H 3Z7.

Issue of Rights

One Right will continue to be attached to each Common Share outstanding and will attach to each Common Share that is issued as part of the plan of arrangement or that is otherwise issued during the term of the Amended and Restated Rights Plan and prior to the earlier of the Separation Time (as defined below) and the expiration of the Amended and Restated Rights Plan (the Expiration Time).

Rights exercise privilege

The Rights will separate from the Common Shares and will be exercisable eight trading days (the Separation Time) after a person has acquired, or commences a takeover bid permitted by the Amended and Restated Rights Plan (a Permitted Bid). The acquisition by any person (an Acquiring Person) of more than 20 per cent of the Common Shares, other than by way of a Permitted Bid, is referred to as a Flip-in Event. Any Rights held by an Acquiring Person will become void upon the occurrence of a Flip-in Event. Eight trading days after the occurrence of the Flip-in Event, each Right (other than those held by the Acquiring Person), will permit the purchase of $320 worth of Common Shares for $160 (i.e. at a 50 per cent discount).

The issuance of the Rights is not initially dilutive. However, upon a Flip-in Event occurring and the Rights separating from the Shares (as defined in the Amended and Restated Rights Plan), reported EPS on a fully diluted or non-diluted basis may be affected. Holders of Rights not exercising their Rights upon the occurrence of a Flip-in Event may suffer substantial dilution.

Permitted Bid requirements

The requirements for a Permitted Bid include the following:

•                  the takeover bid must be made by way of a takeover bid circular

•                  the takeover bid must be made to all holders of Common Shares

•                  the takeover bid must be outstanding for a minimum period of 60 days and Common Shares tendered pursuant to the takeover bid may not be taken up prior to the expiry of the 60-day period and only at such time if more than 50 per cent of the Common Shares held by shareholders other than the bidder, its affiliates and persons acting jointly or in concert (the Independent Shareholders) have been tendered to the takeover bid and not withdrawn

•                  the Common Shares deposited pursuant to the takeover bid may be withdrawn until taken up and paid for

•                  if more than 50 per cent of the Common Shares held by Independent Shareholders are tendered to the takeover bid within the 60-day period, the bidder must make a public announcement of that fact and the takeover bid must remain open for deposits of Common Shares for an additional 10 business days from the date of such public announcement. The Amended and Restated Rights Plan allows for a competing Permitted Bid (a Competing Permitted Bid) to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all the requirements of a Permitted Bid except that it may expire on the same date as the Permitted Bid, subject to the statutory requirement that it be outstanding for a minimum period of 35 days.

Waiver and redemption

The Board may, prior to a Flip-in Event, waive the dilutive effects of the Amended and Restated Rights Plan in respect of a particular Flip-in Event resulting from a takeover bid made by way of a takeover bid circular to all holders of Common Shares, in which event such waiver would be deemed also to be a waiver in respect of any other Flip-in Event occurring under a takeover bid made by way of takeover bid circular to all holders of Common Shares. The Board of Directors may also waive the Amended and Restated Rights Plan in respect of a particular Flip-in Event that has occurred through inadvertence, provided that the Acquiring Person that inadvertently triggered such Flip-in Event reduces its beneficial holdings to 20 per cent or less of the outstanding Common Shares within 14 days or such other period as may be specified by the Board. With the majority consent of Common Shareholders or Rights holders at any time prior to the occurrence of a Flip-in Event, the Board of Directors may redeem all, but not less than all, of the outstanding Rights at a price of $0.0001 each.

Exemptions for investment advisors

Investment advisors (for client accounts), managers of mutual funds, trust companies (acting in their capacities as trustees and administrators), statutory bodies managing investment funds (for employee benefit plans, pension plans, insurance plans or various public bodies), registered pension funds, plans or related trusts and their administrators or trustees and Crown agents or agencies acquiring greater than 20 per cent of the Common Shares are exempted from triggering a Flip-in Event, provided that they are not making, or are not part of a group making, a takeover bid.